EXHIBIT 99.128

Report to:

NI 43-101

TECHNICAL REPORT

KİRAZLI & AĞI DAĞI GOLD PROJECT

ÇANAKKALE PROVINCE

BIGA PENINSULA OF NORTHWESTERN TURKEY

Report Date: 31 July 2012

Effective Date: 30 June 2012

Prepared by:
Dr. Dennis Ferrigno, PE	CAF & Associates, LLC
Carl E. Defilippi, SME	Kappes, Cassiday & Associates
Pedro C. Repetto, PE	Repetto Consulting
Herb Welhener, SME	Independent Mining Consultants
Russ A. Browne, PE	Golder Associates
Dr. Michal Dobr	Golder Associates
Marc A. Jutras P. Eng.	Alamos Gold Inc.

NI43-101

a woman owned small business

Author’s Certificate

Dennis P Ferrigno

I, Dennis Ferrigno, PE, as an author of this report entitled “NI 43-101 Technical Report for the Kirazli and Agi Dagi Project”, Çanakkale Province in the Biga Peninsula of Northwestern Turkey prepared for Alamos Gold Inc., dated July 31, 2012 do hereby certify that:

1. I am currently employed as a Senior Consultant for CAF & Associates, LLC located at 6354 S Yates Crt., Littleton, CO., 80123.

2. I am a graduate of Polytechnic Institute of New York and hold degrees from this institution; BSME, 1969; MSME, 1970; and DEngME, 1972.

3. I am a Professional Engineer in the Commonwealth of Pennsylvania, USA (PE019536E in current status); and the State of South Carolina, USA (PE 5199 in current status). I am active in the professional societies relevant to this work; SME and ASME.

4. I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am independent of the Issuer and related companies applying all of the tests in Section 1.4 of the National Instrument 43-101.

5. I am one of the authors of this Technical Report prepared for Alamos Gold dated July 31, 2012. I am responsible for:

•	Section 1.0	Summary

•	Section 2.0	Introduction

•	Section 3.0	Reliance on Other Experts

•	Section 26.0	Recommendations

•	Section 21.4	Contract Mining (co-responsible for and have reviewed Section 21.4)

6. I have had no prior involvement with the property that is the subject of the Technical Report. I visited the Kirazli and Agi Dagi Project Sites on December 18, 2011.

7. As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains the necessary scientific and technical information to make the Technical Report not misleading.

8. I have read NI 43-101; the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 31st day of July, 2012

Dennis Peter Ferrigno

AUTHORS’ CERTIFICATES

Michal Dobr

I, Michal Dobr, P. Geo, as an author of this report entitled “NI 43-101 Technical Report for the Kirazli and Agi Dagi Project”, Çanakkale Province in the Biga Peninsula of Northwestern Turkey prepared for Alamos Gold Inc., dated July 31, 2012 do hereby certify that:

1.	I am currently employed as Senior Hydrogeologist for Golder Associates Ltd., located at 500-4260 Still Creek Drive, Burnaby, BC, V5C 6C6, Canada.

2.	I am a graduate of Charles University, Prague, 1982, and hold a B.Sc. in Engineering Geology and Hydrogeology.

3.	I am a P. Geo with the Association of Professional Engineers and Geoscientists of British Columbia.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the National Instrument 43-101.

5.	I am one of the authors of this Technical Report prepared for Alamos Gold and dated July 31, 2012. I am responsible for Sections 5 and 20 of the Technical Report.

6.	I have not had prior involvement with the property that is the subject of the Technical Report, participating in the preparations of a Prefeasibility Study. I visited the Kirazli and Agi Dagi Project on December 14 – 15, 2011.

7.	As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains the necessary scientific and technical information to make the Technical Report not misleading.

8.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Dated this 31st day of July, 2012

Michal Dobr
Golder Associates Ltd.
500 – 4260 Still Creek Drive
Burnaby, BC V5C 6C6

CONSENT OF AUTHOR

TO:	The Alberta Securities Commission, Autorité des marchés financiers du Québec, British Columbia Securities Commission, Manitoba Securities Commission, Ontario Securities Commission, New Brunswick Securities Commission, Northwest Territories Registrar of Securities, Nova Scotia Securities Commission, Nunavut Registrar of Securities, Prince Edward Island Securities Office, Saskatchewan Financial Services Commission, Securities Commission of Newfoundland and Labrador, Yukon Registrar of Securities

AND TO:	Alamos Gold.

RE:	Agi Dagi and Kirazli Project, Preliminary Economic Assessment”, dated July 31, 2012 (the “Technical Report”)

The undersigned, an author of Sections 5 and 20 of the Technical Report, hereby:

1.	Consents to the filing of the Technical Report by Alamos Gold with the securities regulatory authorities set out above;

2.	Consents to the written disclosure of the Technical Report and of extracts from, or a summary of, the Technical Report as are contained in the press release dated June 27, 2012 issued and filed by Alamos Gold (the “Press Release”);

3.	Confirms that I have read the Press Release and have no reason to believe that there are any misrepresentations in the information derived from that portion of the Technical Report for which I am responsible, or that the Press Release contains any misrepresentation of the information contained in that portion of the Technical Report for which I am responsible.

Dated the 31st day of July 2012.

GOLDER ASSOCIATES LTD.

Mike Dobr, P. Geo.,
Senior Hydrogeologist

Allen R. Anderson Metallurgical Engineer Inc.	NI 43-101

AUTHORS’ CERTIFICATES

Allen Ray Anderson

I, Allen Ray Anderson, “PE”., as an author of this report entitled “NI 43-101 Technical Report for the Kirazli and Agi Dagi Project”, Çanakkale Province in the Biga Peninsula of Northwestern Turkey prepared for Alamos Gold Inc., dated July 31, 2012 do hereby certify that:

1.	I am currently employed as President of Allen R. Anderson Metallurgical Engineer Inc. located at 11050 E. Ft. Lowell Rd.; Tucson AZ; 85749.

2.	I am a graduate of South Dakota School of Mines and Technology May 1977, and hold Bachelor of Science degree in Metallurgical Engineering.

3.	I am a Registered Professional Engineer / Mining - Registration Number 50635 with the Arizona State Board of Technical Registration.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the National Instrument 43-101.

5.	I am one of the authors of this Technical Report prepared for Alamos Gold and dated July 31, 2012. I am responsible for Section 13 of the Technical Report.

6.	I have had prior involvement with the property that is the subject of the Technical Report. As a process engineer at KD Engineering (KD) during the time previous studies authored by KD were completed, I provided process engineering support including input to Design Criteria, Process Flow Diagrams and Equipment Lists for the preliminary economic assessments. I visited the Kirazli and Agi Dagi Project on January 30, 31, 2010.

7.	As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains the necessary scientific and technical information to make the Technical Report not misleading.

8.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 20th day of July, 2012

Allen R. Anderson Allen R. Anderson Metallurgical Engineer Inc. 11050 E. Ft. Lowell Rd. Tucson AZ 85749

NI 43-101

AUTHORS’ CERTIFICATES

Marc Jutras

I, Marc Jutras, P.Eng. M.A.Sc., as an author of this report entitled “NI 43-101 Technical Report for the Kirazli and Agi Dagi Project”, Çanakkale Province in the Biga Peninsula of Northwestern Turkey prepared for Alamos Gold Inc., dated July 31, 2012 do hereby certify that:

1.	I am currently employed as Director Mineral Resource for Alamos Gold Inc. located at 130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada. M5H 3P5.

2.	I am a graduate of the University of Quebec in Chicoutimi in 1983, and hold a Bachelor’s degree in Geological Engineering. I am also a graduate of the Ecole Polytechnique of Montréal in 1989, and hold a Master’s degree of Applied Sciences in Geostatistics.

3.	I am a registered Professional Engineer (license # 24598) with the Association of Professional Engineers and Geoscientists of the Province of British Columbia. I am also a registered Engineer (license # 38380) with the Order of Engineers of Québec.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience. I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am not independent of the Issuer and related companies applying all of the tests in Section 1.5 of the National Instrument 43-101.

5.	I am one of the authors of this Technical Report prepared for Alamos Gold and dated July 31, 2012. I am responsible for Section 14 (Mineral Resource Estimates) of the Technical Report. I am also responsible and have overseen the preparation of Section 6 (History), Section 7 (Geological Setting and Mineralization), Section 8 (Deposit Type), Section 9 (Exploration), Section 10 (Drilling). Section 11 (Sample Preparation, Analyses and Security), Section 12 (Data Verification), and Section 23 (Adjacent Properties) of the Technical Report.

6.	I have had prior involvement with the property that is the subject of the Technical Report. I visited the Kirazli and Agi Dagi Project on November 1 to 10, 2009, June 20 to July 1, 2010, October 24 to 30, 2010. and September 10 to 17, 2011.

7.	As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains the necessary scientific and technical information to make the Technical Report not misleading.

8.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th day of July, 2012

Marc Jutras

NI 43-101

Herbert E. Welhener

I, Herbert E. Welhener, SME-QP, as an author of this report entitled “NI 43-101 Technical Report for the Kirazli and Agi Dagi Project”, Çanakkale Province in the Biga Peninsula of Northwestern Turkey prepared for Alamos Gold Inc., dated July 31, 2012 do hereby certify that:

1.	I am currently employed as vice president for Independent Mining Consultants, Inc., located at 3560 E. Gas Road, Tucson, Arizona, 85714.

2.	I am a graduate of University of Arizona in 1973, and hold a Bachelor of Science – Geology degree.

3.	I am a Registered Member of the Society of Mining, Metallurgy, and Exploration, Inc. (# 3434330RM) and I am a Qualified Professional Member (Mining and Ore Reserves) of the Mining and Metallurgical Society of America (#01307QP), both recognized as a professional association as defined by NI 43-101.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the National Instrument 43-101.

5.	I am one of the authors of this Technical Report prepared for Alamos Gold and dated July 31, 2012. I am responsible for Sections 15 and 16 and co-responsible for Section 21.4 of the Technical Report.

6.	I have had prior involvement with the property that is the subject of the Technical Report. I am one of the authors of the Preliminary Economic Assessment report titled “Technical Report on the Agi Dagi – Kirazli Gold Project, Canakkale Province, Republic of Turkey” dated 12 March 2010. I visited the Agi Dagi Project on December 16, 2011 and both Kirazli and Agi Dagi sites on November 5 – 7, 2009.

7.	As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains the necessary scientific and technical information to make the Technical Report not misleading.

8.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 31st day of July, 2012

signed “Herbert E. Welhener”
Herbert E. Welhener, SME-RM Independent Mining Consultants, Inc. 3560 E. Gas Road, Tucson, Arizona 85714

AUTHORS’ CERTIFICATE

Russell A. Browne. P.E.

I, Russell A. Browne, P.E, as an author of this report entitled “NI 43-101 Technical Report for the Kirazli and Agı Dagı Projects,” Çanakkale Province in the Biga Peninsula of Northwestern Turkey prepared for Alamos Gold Inc., dated July 31, 2012 do hereby certify that:

1.	I am currently employed as an Associate and Practice Leader for Golder Associates Inc. located at 595 Double Eagle Court, Suite 1000, Reno, Nevada 89521.

2.	I graduated with a Bachelor of Science degree in Civil Engineering from California Polytechnic State University at San Luis Obispo in 1981. I graduated with a Master of Science degree in Civil/Geotechnical Engineering from the University of California at Berkeley in 1985.

3.	I am a registered professional Civil Engineer in the united States of America in Nevada and Washington States and have been a registered Civil Engineer since 1988.

4.	I am a member of the Society for Mining, Metallurgy, and Exploration (SME), and the American Society of Civil Engineers (ASCE)

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am independent of the Issuer and related companies applying all of the tests in Section 1.5 of the National Instrument 43-101.

6.	I am one of the authors of this Technical Report prepared for Alamos Gold and dated July 31, 2012. I am responsible for Sections 17.3 and 24.1 of the Technical Report.

7.	I have had prior involvement with the property that is the subject of the Technical Report which included Scoping Level support of heap leach facility siting and design for Fronteer Development in 2007 prior to Alamos Gold involvement. I visited the Kirazli and Ağı Dağıi Project Sites: from June 4 through June 6, 2007; from January 28 through February 2, 2010; from June 17 through June 23, 2010; from December 17 through December 23, 2010; from September 19 through September 25, 2011; and from December 13 through December 15, 2011.

8.	As of the date of the certificate, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain the necessary scientific and technical information to make the Technical Report not misleading.

9.	I have read NI 43-101, and the portions of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication in the public company files on their websites accessible by the public, of the Technical Report

Dated this 31st day of July, 2012

Russell A. Browne, P.E.
Golder Associates Inc
595 Double Eagle Court, Suite 1000
Reno, Nevada 89521

2

CARL E. DEFILIPPI

I, Carl E. Defilippi, as an author of this report entitled “NI 43-101 Technical Report for the Kirazli and Ağı Dağı Project”, Çanakkale Province in the Biga Peninsula of Northwestern Turkey prepared for Alamos Gold Inc. dated July 31, 2012, do hereby certify that:

1.	I am currently employed as a Senior Engineer with the firm of Kappes, Cassiday & Associates located at 7950 Security Circle, Reno, Nevada USA 89506.

2.	I am a graduate of the Mackay School of Mines, University of Nevada, and hold a B.Sc. Degree in Chemical Engineering (1978) and a M.Sc. degree in Metallurgical Engineering (1981).

3.	I am a Registered Member of the Society for Mining, Metallurgy and Exploration (775870RM). I have practiced my profession continuously since 1982. I am a “Qualified Person for the purposes of NI 43-101 by reason of my education, affiliation with a professional association as defined by NI 43-101 and past relevant work experience.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am independent of the issuer and related companies applying all of the tests in Section 1.5 of the National Instrument 43-101.

5.	I am one of the authors of this Technical Report. I am responsible for the preparation of Sections 17.1, 17.2, 17.4, 18.1, 18.2, 18.3, 18.5, 18.6, 18.7, 18.8, 19, 21.1, 21.2, 21.3, 22, 25 and 27 of the Technical Report. I am co-responsible for Section 3.

6.	I have not had prior involvement with the property that is the subject of the Technical Report. I have visited the Ağı Dağı Kirazli Property from September 22 through September 24, 2010.

7.	As of the date of the certificate, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Report not misleading.

8.	I have read NI 43-101 and the sections of the Technical Report for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.

9.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 31st day of July 2012

Carl E. Defilippi
Kappes, Cassiday & Associates
7950 Security Circle
Reno, NV 89506-1995

Repetto Consulting LLC

9499 Oakbrush Way, Lone Tree, CO 80124, U.S.A.

Tel. 303-995-2563

Authors’ Certificate

Pedro C. Repetto

I, Pedro Repetto, PE, as an author of this report entitled “NI 43-101 Technical Report for the Kirazli and Agi Dagi Project”, Çanakkale Province in the Biga Peninsula of Northwestern Turkey prepared for Alamos Gold Inc., dated July 31, 2012 do hereby certify that:

1. I am currently employed as Sole Proprietor of Repetto Consulting LLC located at 9499 Oakbrush Way, Lone Tree, CO., 80124.

2. I am a graduate of Pontificia Universidad Catolica del Peru (Catholic University of Peru) and Purdue University, Indiana; and hold degrees from these institutions; Civil Engineer, 1965, and MSCE, 1970, respectively.

3. I am a Professional Engineer in the State of Colorado, USA (PE 36946 in current status); the State of Washington, USA (PE 47445 in current status); the State of Indiana, USA (PE 60900075 in current status; and, country of Peru (PE 5242 in current status). I am active in the professional societies relevant to this work; SME and ASCE.

4. I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101. I am independent of the Issuer and related companies applying all of the tests in Section 1.4 of the National Instrument 43-101.

5. I am one of the authors of this Technical Report prepared for Alamos Gold dated July 31, 2012. I am responsible for

• Section 4	Property Description and Location

• Section 18.4	Water Supply

6. I have had no prior involvement with the property that is the subject of the Technical Report. I visited the Kirazli and Agi Dagi Project Sites on December 6-8 and December 13-16, 2011.

7. As of the date of the certificate, to the best of my knowledge, information and belief, the Technical Report contains the necessary scientific and technical information to make the Technical Report not misleading.

8. I have read NI 43-101; the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

9. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 31st day of July, 2012

Pedro Cesar Repetto

1

Kirazlı and Ağı Dağı Gold Project	NI 43-101

TABLE OF CONTENTS

1. SUMMARY	1

1.1 Background and Project Description	2

1.2 Process / Heap Leach Design	13

1.3 Capital, Operating Costs and Financial Analysis	14

1.4 Opportunity/Risks	17

1.5 Project Execution	20

1.6 Conclusions and Recommendations	20

2. INTRODUCTION	21

2.1 PFS Submission and Team	21

2.2 Project Schedule	23

3. RELIANCE ON OTHER EXPERTS	24

4. PROPERTY DESCRIPTION AND LOCATION	26

4.1 Location	26

4.2 Concessions	27

4.2.1 Kirazlı	27

4.2.2 Ağı Dağı	30

4.3 Land Ownership	33

5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRA-STRUCTURE AND PHYSIOGRAPHY	36

5.1 Location	36

5.2 Accessibility, Infrastructure, and Services	36

5.3 Climate	37

5.4 Physiography	38

5.5 Kirazlı	38

5.5.1 Location and Accessibility	38

5.5.2 Physiography	41

5.6 Ağı Dağı	41

5.6.1 Location and Accessibility	41

July 31, 2012	i

Kirazlı and Ağı Dağı Gold Project	NI 43-101

5.6.2 Physiography	44

6. HISTORY	45

6.1 Kirazlı	45

6.2 Ağı Dağı	47

7. GEOLOGICAL SETTING AND MINERALIZATION	50

7.1 Regional Structural Setting of the Biga Peninsula	50

7.2 Regional Structural Setting of the Biga Peninsula	53

7.3 Geology of the Kirazlı Property	55

7.3.1 Local Geology	55

7.3.2 Alteration	58

7.3.3 Structure	61

7.3.4 Brecciation	61

7.4 Geology of the Ağı Dağı Property	62

7.4.1 Local Geology	62

7.4.2 Alteration	66

7.4.3 Structure	68

7.4.4 Brecciation	69

8. DEPOSIT TYPES	71

8.1 Deposit Type	71

8.2 Kirazlı	71

8.3 Ağı Dağı	74

9. EXPLORATION	79

9.1 Kirazlı	79

9.1.1 2010 and 1st Half of 2011 Exploration Program by Alamos	79

9.1.2 Exploration Targets on the Kirazlı Concession	82

9.2 Ağı Dağı	84

9.2.1 2010 and 1st Half of 2011 Exploration Program by Alamos	84

9.2.2 Targets on the Ağı Dağı Concession	88

10. DRILLING	90

10.1 Kirazlı	90

10.1.1 Pre-2004 Drilling Programs by Tüprag and NOEL	90

July 31, 2012	ii

Kirazlı and Ağı Dağı Gold Project	NI 43-101

10.1.2 2004 Drilling Program by Fronteer/TCAM	92

10.1.3 2005 Drilling Program by Fronteer/TCAM	92

10.1.4 2006 and 1st Quarter of 2007 Drilling Program by TCAM/Fronteer	94

10.1.5 2nd Quarter 2007 to 2nd Quarter 2008 Drilling Program by TCAM	96

10.1.6 2010 and 1st Quarter 2011 Drilling Program by Alamos	98

10.2 Ağı Dağı	104

10.2.1 Pre-2004 Drilling Programs by Cominco	104

10.2.2 2004-2005 Drilling Programs by TCAM/Fronteer	105

10.2.3 2006 to 1st Quarter 2007 Drilling Programs by TCAM/Fronteer	107

10.2.4 2nd Quarter 2007 to 2nd Quarter 2008 Drilling Program by TCAM/Fronteer	110

10.2.5 2008 Drilling Program by TCAM/Fronteer	110

10.2.6 2010 Drilling Program by Alamos	111

11. SAMPLE PREPARATION, ANALYSES and SECURITY	124

11.1 Sample Collection	125

11.2 Shipping	125

11.3 Sample Preparation	125

11.4 Analysis for Gold	126

11.4.1 ACME Vancouver, Canada	126

11.4.2 ACME Santiago, Chile	126

12. DATA VERIFICATION	127

12.1 Summary	127

12.2 Kirazlı	127

12.2.1 Standards Used by Alamos	128

12.2.2 Blanks	133

12.2.3 Duplicates	134

12.2.4 Check of Assay Program	137

12.2.5 Twin Drill Holes	139

12.3 Ağı Dağı	140

12.3.1 Standards	140

12.3.2 Blanks	146

12.3.3 Duplicates	147

12.3.4 Check Assay Program	151

July 31, 2012	iii

Kirazlı and Ağı Dağı Gold Project	NI 43-101

12.3.5 Twin Drill Holes	151

12.4 Kirazlı Cyanide Leach Assays from Alamos	154

12.5 Kirazlı Specific Gravity by Alamos	158

12.6 Ağı Dağı Cyanide Leach Assays from Alamos	158

12.7 Ağı Dağı Specific Gravity by Alamos	162

13. MINERAL PROCESSING AND METALLURGICAL TESTING	163

13.1 Summary of Previous Test Results	163

13.2 Alamos 2010 – 2012 Metallurgical Test Result Summary	165

13.3 Metal Recovery and Reagent Consumption Projections	170

14.0 MINERAL RESOURCE ESTIMATES	174

14.1 Summary	174

14.2 Kirazlı	176

14.2.1 Introduction	176

14.2.2 Drill Hole Data	176

14.2.3 Drill Hole Data Statistics	176

14.2.4 Geologic Modeling	180

14.2.5 Compositing	184

14.2.6 Exploratory Data Analysis (EDA)	185

14.2.7 Variography	189

14.2.8 Gold and Silver Grade Estimation	192

14.2.9 Validation of Grade Estimates	193

14.2.10 Resource Classification	197

14.2.11 Mineral Resource Calculation	197

14.2.12 Mineral Resources Comparison	200

14.3 Ağı Dağı	200

14.3.1 Introduction	200

14.3.2 Drill Hole Data	201

14.3.3 Drill Hole Data Statistics	201

14.3.4 Geologic Modeling	205

14.3.5 Compositing	209

14.3.6 Exploratory Data Analysis (EDA)	211

14.3.7 Variography	218

July 31, 2012	iv

Kirazlı and Ağı Dağı Gold Project	NI 43-101

14.3.8 Gold and Silver Grade Estimate	223

14.3.9 Validation of Grade Estimates	225

14.3.10 Resource Classification	235

14.3.11 Mineral Resource Calculation	236

14.3.12 Mineral Resource Comparison	242

15. MINERAL RESERVE ESTIMATE	243

16. MINING METHODS	244

16.1 Geotechnical Considerations	244

16.2 Dilution Modeling and Factors	245

16.3 Open Pit Definition	245

16.4 Mine Plan	252

16.4.1 Final Pit and Phase Designs	253

16.4.2 Mine Production Schedule – General Approach	254

16.4.3 Final Mine Schedule	255

16.4.4 Mine Equipment Requirements	269

17. RECOVERY METHODS	273

17.1 Summary	273

17.2 Ore Processing	273

17.2.1 Primary Crushing	274

17.2.2 Coarse Ore Stockpile and Reclaim	274

17.2.3 Secondary Crushing	274

17.2.4 Agglomeration	275

17.2.5 Heap Stacking	275

17.2.6 Heap Leaching	275

17.2.7 Adsorption	276

17.2.8 Recovery Plant	277

17.3 Heap Leach Facilities	279

17.4 General Arrangements	280

18.0 PROJECT INFRASTRUCTURE	283

18.1 Summary	283

18.2 Access Roads	283

July 31, 2012	v

Kirazlı and Ağı Dağı Gold Project	NI 43-101

18.3 Power Supply	284

18.3.1 Estimated Electric Power Consumption	284

18.3.2 Emergency Power	285

18.4 Water Supply	286

18.4.1 Operational and Construction Water Balance	287

18.4.2 Community Water Supply	290

18.4.3 Altın Zeybek Reservoir	292

18.4.4 Pre-Reservoir Water Demand	295

18.4.5 Pre-Reservoir Construction Water Supply Options	296

18.4.6 Post-Reservoir Process Water Supply	301

18.5 Project Buildings	303

18.5.1 Etili Complex	303

18.5.2 Kirazlı Mine Buildings	305

18.5.3 Ağı Dağı Mine Buildings	306

18.6 Diesel Fuel Delivery and Storage Systems	307

18.7 Explosives Storage	307

18.8 Site Services	308

18.8.1 Security	308

18.8.2 First Aid	308

18.8.3 Communications	308

18.8.4 Transportation	308

18.8.5 Solid Waste Disposal	308

19. MARKET STUDIES AND CONTRACTS	309

20. ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	310

20.1 Introduction	310

20.1.1 Issues Scoping	310

20.1.2 History of Baseline Studies	311

20.1.3 Regional Baseline	312

20.2 Kirazlı Baseline	313

20.2.1 Climate and Meteorology	313

20.2.2 Ambient Air Quality	315

20.2.3 Noise Levels	315

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

20.2.4 Hydrogeology and Hydrology	315

20.2.5 Groundwater and Surface Water Quality	318

20.2.6 Soils and Land Use Capability	319

20.2.7 Flora	319

20.2.8 Fauna	320

20.2.9 Protected Areas	321

20.2.10 Local Demographics	322

20.2.11 Local Economy	323

20.2.12 Infrastructure and Services	323

20.3 Ağı Dağı Baseline	324

20.3.1 Climate and Meteorology	324

20.3.2 Ambient Air Quality	324

20.3.3 Noise Levels	324

20.3.4 Hydrogeology and Hydrology	325

20.3.5 Groundwater and Surface Water Quality	328

20.3.6 Soils and Land Use Capability	329

20.3.7 Flora	330

20.3.8 Fauna	330

20.3.9 Protected Areas	331

20.3.10 Local Demographics	331

20.3.11 Local Economy	332

20.3.12 Infrastructure and Services	333

20.4 Geochemical Evaluation for Kirazlı and Ağı Dağı	334

20.4.1 Objectives and Methodology	334

20.4.2 Results	335

20.5 Site Water Management for Kirazlı and Ağı Dağı	336

20.5.1 Site Water Management Objectives and Design Criteria	336

20.5.2 Surface Water Management Plan	346

20.6 Conceptual Closure Plan for Kirazlı and Ağı Dağı	350

20.6.1 Open Pits	351

20.6.2 Waste Rock Dumps	351

20.6.3 Heap Leach Facilities	351

July 31, 2012	vii

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20.6.4 Surface Water Management and Other Facilities	351

20.6.5 Maintenance	352

20.7 Permitting	352

20.7.1 The Turkish EIA Regulation	352

20.7.2 EIA and Mining	355

20.7.3 Mining Permits	355

20.8 Social Impact and Community Relations	357

20.8.1 Social Survey Report	357

20.8.2 Stakeholder Identification	358

20.8.3 Stakeholder Engagement and Consultation	359

20.8.4 Community Development	360

20.8.5 Grievance Mechanism	360

21. CAPITAL AND OPERATING COSTS	362

21.1 Summary	362

21.2 Capital Costs	362

21.2.1 Cost Basis	365

21.2.2 Indirect Costs	369

21.2.3 Engineering and Construction	370

21.2.4 Contingency	370

21.2.5 Sustaining Capital Costs	370

21.2.6 Owners Costs	371

21.2.7 Reforestation and Land Use Fees	371

21.2.8 Working Capital	371

21.2.9 Mining Capital	371

21.2.10 Pre-production Mining	372

21.2.11 Exclusions	373

21.2.12 Capital Cost Tables	373

21.3 Operating Costs	376

21.3.1 Summary	376

21.3.2 Operating Cost Basis	377

21.3.3 Owner’s Staff	388

21.4 Contract Mining	389

July 31, 2012	viii

Kirazlı and Ağı Dağı Gold Project	NI 43-101

22. ECONOMIC ANALYSIS	390

22.1 Summary	390

22.1.1 Methodology	392

22.1.2 Metal Prices	393

22.1.3 Metal Sales Charges	393

22.1.4 Salvage Value	394

22.1.5 Income Taxes	394

22.1.6 Cash Flow Schedule	395

22.1.7 Sensitivity Analysis	399

23. ADJACENT PROPERTIES	402

24. OTHER RELEVANT DATA AND INFORMATION	403

24.1 Seismicity and Faulting Hazards	403

25. INTERPRETATION AND CONCLUSIONS	406

26. RECOMMENDATIONS	407

26.1 Introduction/Summary	407

27. REFERENCES	413

July 31, 2012	ix

Kirazlı and Ağı Dağı Gold Project	NI 43-101

LIST OF TABLES

Table 1-1 Project Ownership and Development Timeline	6
Table 1-2 Firms Contributing to Design and Development of the Project	7
Table 1-3 Turkish Permits and Anticipated Approvals Timeline	8
Table 1-4 Kirazlı Resource Within the Mine Plan Estimate – Base Case	11
Table 1-5 Ağı Dağı Resource within the Mine Plan Estimate – Base Case	12
Table 1-6 Resources within Mine Plan	12
Table 1-7 Summaries of Capital Expenditures	15
Table 1-8 Summary of Operating Costs	16
Table 1-9 Unlevered After-Tax NPV (millions)	16
Table 1-10 After-tax NPV (millions) at Spot Gold and Silver Prices 27 June 2012	17
Table 1-11 Top Opportunities to Improve Project Performance	18
Table 1-12 Top Five Potential Risks	19
Table 1-13 Project Execution	20
Table 2-1 PFS Work Scope	21
Table 2-2 Qualified Personnel	22
Table 3-1 Technical Experts	24
Table 4-1 Kirazlı Gold Property – Mineral Tenure	27
Table 4-2 Ağı Dağı Gold Property – Mineral Tenure	30
Table 4-3 Location of Ağı Dağı Project Features	31
Table 4-4 Land Ownership – Kirazlı Project Features	33
Table 4-5 Land Ownership – Ağı Dağı Project Features	34
Table 10-1 Kirazlı Gold Property, Summary of Drilling Prior to Alamos	90
Table 10-2 Kirazlı Gold Property, Summary of Drilling by Alamos	90
Table 10-3 Classified Mineral Resources at a 0.5 g/t Au Cut-Off, dated August 1, 2007, for the Kirazlı Deposit	96
Table 10-4 Classified Mineral Resources for the Kirazlı Deposit – Alamos – March 2010	98
Table 10-5 Summary of 2010-2011 Kirazlı Diamond Drill Holes	99
Table 10-6 Mineralized Intercepts in 2010-2011 Kirazlı Diamond Drill Holes	100
Table 10-7 Ağı Dağı Gold Property, Summary of Drilling Prior to Alamos	104
Table 10-8 Kirazlı Gold Property, Summary of Drilling by Alamos	104
Table 10-9 Classified Mineral Resources at a 0.5 g/t Au Cut-Off, dated August 1, 2007, for the Deli Zone, Ağı Dağı Deposit	109
Table 10-10 Classified Mineral Resources at a 0.5 g/t Au Cut-Off, dated August 1, 2007, for the Baba Zone, Ağı Dağı Deposit	109
Table 10-11 Classified Mineral Resources for the Baba and Deli Deposits – Alamos – March 2010	111
Table 10-12 Summary of 2010 Ağı Dağı Diamond (AD series) and RC (A series) Drill Holes	113

July 31, 2012	x

Kirazlı and Ağı Dağı Gold Project	NI 43-101

Table 10-13 Mineralized Intercepts in 2010 Baba and Deli Diamond and RC Drill Holes	115
Table 12-1 Standards used by Alamos at the Kirazlı Project	128
Table 12-2 Distance between Twin Drill Holes at Kirazlı	139
Table 12-3 Comparison of Assay Composites of Twin Drill Holes at Kirazlı	139
Table 12-4 Standards Used by Alamos at the Ağı Dağı Project	141
Table 12-5 Distance between Twin Drill Holes at Ağı Dağı	151
Table 12-6 Comparison of Assay Composites of Twin Drill Holes at Ağı Dağı	151
Table 12-7 SG Measurements in Drill Core at Kirazlı	158
Table 12-8 SG Measurements in Drill Core at Ağı Dağı	162
Table 13-1 Summary of Previous Process Test Work on Kirazlı and Ağı Dağı	164
Table 13-2 Principal Ağı Dağı – Kirazlı Alteration Types and Code	165
Table 13-3 Alamos Column Test Physical Data	166
Table 13-4 Baba and Deli Area Oxide Alteration Composite Column Test Result Summary	167
Table 13-5 Summary of Kirazlı Column Test Results	168
Table 13-6 Recovery Projections by Alteration Type and Area	171
Table 13-7 Reagent Consumption Estimates by Alteration or Oxidation Type and Area	173
Table 14-1 Drill Hole Summary – Kirazlı Area	177
Table 14-2 Geologic Units Modeled for the Kirazlı Area	180
Table 14-3 Rock Codes for the Kirazlı Area	184
Table 14-4 Drill Hole Composites Summary at Baba, Fire Tower, Deli, and Kirazlı	185
Table 14-5 List of Capping Thresholds of Higher Gold and Silver Grade Outliers at Kirazlı	187
Table 14-6 Modeled Variogram Parameters for Gold Composites at Kirazlı	190
Table 14-7 Modeled Variogram Parameters for Silver Composites at Kirazlı	191
Table 14-8 Block Grid Definition at Kirazlı	192
Table 14-9 Estimation Parameters for Gold and Silver at Kirazlı	193
Table 14-10 Average Gold and Silver Grade Comparison – Polygonal-Declustered Composites with Block Estimates – Kirazlı	194
Table 14-11 Gold and Silver Grade Comparison for Blocks Pierced by a Drill Hole – Paired Composites Grades with Block Grade Estimates – Kirazlı	196
Table 14-12 Level of Smoothing/Variability of Gold and Silver Estimates	197
Table 14-13 Classification Distances at Kirazlı	197
Table 14-14 Average Specific Gravity Values by Alteration and Oxidation Types at Kirazlı	198
Table 14-15 Oxide + Transition Mineral Resource* at Various Gold Grade Cut-Offs at Kirazlı	199
Table 14-16 Mineral Resources* Comparison at a 0.2 g/t Gold Cut-Off – Kirazlı	200
Table 14-17 Drill Hole Summary Statistics – Baba, Fire Tower, and Deli Areas	202
Table 14-18 Geologic Units Modeled for the Baba, Fire Tower, and Deli Areas	205
Table 14-19 Rock Codes for the Baba, Fire Tower, and Deli Areas	209
Table 14-20 Drill Hole Composites Summary at Baba, Fire Tower, and Deli	210
Table 14-21 List of Capping Thresholds of Higher Gold Grade Outliers at Baba, Fire Tower, and Deli	213
Table 14-22 List of Capping Thresholds of Higher Silver Grade Outliers at Baba, Fire Tower, and Deli	214

July 31, 2012	xi

Kirazlı and Ağı Dağı Gold Project	NI 43-101

Table 14-23 Modeled Variogram Parameters for Gold at Baba/Fire Tower	219
Table 14-24 Modeled Variogram Parameters for Gold Composites at Deli	220
Table 14-25 Modeled Variogram Parameters for Silver at Baba/Fire Tower	221
Table 14-26 Modeled Variogram Parameters for Silver Composites at Deli	222
Table 14-27 Block Grid Definition at Baba, Fire Tower, and Deli	223
Table 14-28 Estimation Parameters for Gold and Silver at Baba and Fire Tower	224
Table 14-29 Estimation Parameters for Gold and Silver at Deli	225
Table 14-30 Average Gold and Silver Grade Comparison – Polygonal-Declustered Composites with Block Estimates – Baba, Fire Tower, and Deli	229
Table 14-31 Gold and Silver Grade Comparison for Blocks Pierced by a Drill Hole – Paired Composites Grades with Block Grade Estimates – Baba, Fire Tower, and Deli	233
Table 14-32 Level of Smoothing/Variability of Gold and Silver Estimates – Baba, Fire Tower, and Deli	234
Table 14-33 Classification Distances at Baba and Fire Tower	235
Table 14-34 Classification Distances at Deli	236
Table 14-35 Average Specific Gravity Values by Alteration and Oxidation Types at Baba, Fire Tower, and Deli	236
Table 14-36 Oxide + Transition Mineral Resource* at Various Gold Grade Cut-Offs at Baba	238
Table 14-37 Oxide + Transition Mineral Resource* at Various Gold Grade Cut-Offs at Fire Tower	239
Table 14-38 Oxide + Transition Mineral Resource* at Various Gold Grade Cut-Offs at Deli	240
Table 14-39 Oxide + Transition Mineral Resource* at Various Gold Grade Cut-Offs at Baba + Fire Tower + Deli	241
Table 14-40 Mineral Resources* Comparison at a 0.2 g/t Gold Cut-Off – Ağı Dağı	242
Table 16-1 Open Pit Mine Plan Mineral Resource	245
Table 16-2 Kirazlı – Inputs to Net Value Calculation	247
Table 16-3 Ağı Dağı – Inputs to Net Value Calculation	248
Table 16-4 Kirazlı – Ağı Dağı Mine Production Schedule	252
Table 16-5 Final Pit Design Tonnages	254
Table 16-6 Ağı Dağı – Ore Re-handle from Pre-Production Stockpile	257
Table 16-7 Ağı Dağı Mine Schedule – Baba & Deli Pits Production	259
Table 16-8 Kirazlı and Ağı Dağı – Ore Tonnage by Material Type	261
Table 16-9 Waste Tonnage by Material Type	264
Table 16-10 Pit Backfill Schedule	266
Table 16-11 Mine Major Equipment Fleet	271
Table 18-1 Kirazlı Project Electrical Power Consumption	285
Table 18-2 Ağı Dağı Project Electrical Power Consumption	285
Table 18-3 Kirazlı Critical Equipment	286
Table 18-4 Ağı Dağı Critical Equipment	286
Table 18-5 Summary of Project Water Balance and Raw Water Requirements for the Kirazlı and Ağı Dağı Projects	289
Table 18-6 Altın Zeybek Dam Project Characteristics	294

July 31, 2012	xii

Kirazlı and Ağı Dağı Gold Project	NI 43-101

Table 18-7 Groundwater Wells Drilled at Ağı Dağı	297
Table 18-8 Monthly Flow (L/s) at DSI 02-85 on Kocabaş River (1965-2010)	300
Table 18-9 Ağı Dağı and Kirazlı Construction Water Requirements and Estimated Monthly Surface Runoff from 100 Ha of Natural Catchment	301
Table 20-1 Preliminary Issues Scoping, Baseline and Technical Studies Addressing the Issues	311
Table 20-2 Populations of the Settlements in the Vicinity of Kirazlı Project Area	322
Table 20-3 Economic Activities in the Settlements in the Vicinity of Kirazlı Project Area	323
Table 20-4 Populations of the Settlements in the Vicinity of Ağı Dağı Project Area	332
Table 20-5 Economic Activities in the Settlements in the Vicinity of Ağı Dağı Project Area	333
Table 20-6 Design Criteria for Surface Water Management Systems	339
Table 21-1 Kirazlı Capital Costs	363
Table 21-2 Ağı Dağı Capital Costs	364
Table 21-3 Average Contracted Crew Labour Rates	366
Table 21-4 Earthworks – Unit Costs	366
Table 21-5 Kirazlı Future Capital Summary	370
Table 21-6 Ağı Dağı Future Capital Summary US$	371
Table 21-7 Expected Mine Fleet Capital Costs	372
Table 21-8 Summary of Direct Capital Costs by Category – Kirazlı	374
Table 21-9 Summary of Direct Capital Costs by Category – Ağı Dağı	375
Table 21-10 Operating Unit Costs Ağı Dağı and Kirazlı	376
Table 21-11 Power Consumed by Area – Kirazlı	381
Table 21-12 Power Consumed by Area – Ağı Dağı	382
Table 21-13 Project Staffing Levels	384
Table 21-14 General and Administrative – Project Staffing Levels	387
Table 21-15 General and Administrative Other G&A Expenses	388
Table 21-16 Owner’s Staff Costs – Kirazlı	389
Table 21-17 Owner’s Staff Costs – Ağı Dağı	389
Table 22-1 Combined Project Cash Cost per Ounce of Gold	391
Table 22-2 Combined Project Capital Cost to Completion of Mining Activities	391
Table 22-3 Combined Project Life-of-Project Summary	392
Table 22-4 Metal Prices	393
Table 22-5 Combined Cash Flow Schedule	396
Table 22-6 Combined Project Pre and Post Tax NPV and IRR	399
Table 22-7 After-tax NPV (millions) at Spot Gold and Silver Prices 27 June 2012	401
Table 24-1 Probabilistic Seismic Hazard Analysis – Agı Dagı PGA and Selected Spectral Accelerations	404
Table 24-2 Probabilistic Seismic Hazard Analysis – Kirazlı PGA and Selected Spectral Accelerations	404
Table 26-1 Ağı Dağı Kirazlı Combined Project Recommendations	408

July 31, 2012	xiii

Kirazlı and Ağı Dağı Gold Project	NI 43-101

LIST OF FIGURES

Figure 1-1 Projects Location Within the Region	1
Figure 1-2 Kirazlı Concession	2
Figure 1-3 Kirazlı General Arrangement	3
Figure 1-4 Agi Dagi Concession	4
Figure 1-5 Ağı Dağı General Arrangement	5
Figure 1-6 Kirazlı Lithology Interpretation – Section N 30350	9
Figure 1-7 Kirazlı Alteration Interpretation – Section N 30350	9
Figure 1-8 Baba Lithology Interpretation – Section N 2200	10
Figure 1-9 Baba Alteration Interpretation – Section N 2200	11
Figure 1-10 Sensitivity Analysis Post Tax IRR to Variable Operating Cost, Capital Cost and Gold Revenue	16
Figure 4-1 Location Map – Ağı Dağı / Kirazlı Gold Projects	26
Figure 4-2 Kirazlı Concession Boundary	29
Figure 4-3 Ağı Dağı Concession Boundaries	32
Figure 5-1 Location of Kirazlı and Ağı Dağı Mine Sites in Turkey	38
Figure 5-2 Satellite Image Showing the License Areas of Kirazlı Project and District Boundaries	39
Figure 5-3 Topographical Map Showing Kirazlı Project Units and Settlements in Vicinity	40
Figure 5-4 View of Kirazlı Site, Looking NW	41
Figure 5-5 Satellite Image Showing the License Areas of Ağı Dağı Project and District Boundaries	42
Figure 5-6 Topographical Map Showing Ağı Dağı Project Units and Settlements in Vicinity	43
Figure 5-7 View of Ağı Dağı Site, Looking SE	44
Figure 7-1 Simplified Geological Map of Biga Peninsula Showing Distribution and Age of Different Rock Units	51
Figure 7-2 Simplified Geological Map of Biga Peninsula Showing Distribution of Volcanic Rocks	53
Figure 7-3 Simplified Neotectonic Map of Turkey Showing Major Neotectonic Structures	54
Figure 7-4 Simplified Tectono-Stratigraphic Section of the Kirazlı Area	56
Figure 7-5 Geological Map of the Kirazlı Area	57
Figure 7-6 Kirazlı Gold Deposit, Surface Geology (by J. Ortega, 2011)	58
Figure 7-7 Kirazlı Gold Deposit, Surface Alteration (by J. Ortega, 2011)	59
Figure 7-8 Kirazlı Gold Deposit, Photos of Core Samples	62
Figure 7-9 Simplified Tectono-Stratigraphic Section of the Ağı Dağı Area	64
Figure 7-10 Geological Map of the Ağı Dağı Area	65
Figure 7-11 Simplified Tectono-Stratigraphic Section of the Ağı Dağı Area	67
Figure 7-12 Ağı Dağı Gold Deposit, Surface Alteration	68
Figure 7-13 Ağı Dağı Gold Deposits, Photos of Core Samples	70
Figure 8-1 Kirazlı Lithology Interpretation – Section N 30350	72

July 31, 2012	xiv

Kirazlı and Ağı Dağı Gold Project	NI 43-101

Figure 8-2 Kirazlı Alteration Interpretation – Section N 30350	72
Figure 8-3 Kirazlı Gold Deposit, Photos of Core Samples	73
Figure 8-4 Baba Lithology Interpretation – Section N 2200	74
Figure 8-5 Baba Alteration Interpretation – Section N 2200	75
Figure 8-6 Deli Lithology Interpretation – Section N 4950	76
Figure 8-7 Deli Alteration Interpretation – Section N 4950	76
Figure 8-8 Baba Gold Deposit, Photos of Core Samples	77
Figure 8-9 Deli Gold Deposit, Photos of Core Samples	78
Figure 9-1 Kirazlı Gold Property, Rockpile Lithology Map and Gold in Rock	80
Figure 9-2 Kirazlı Gold Property, Rockpile Alteration Map and Gold in Rock	81
Figure 9-3 Kirazlı Gold Property,	82
Figure 9-4 Kirazlı Gold Property, 2007 Rock Sampling of Rock Pile	83
Figure 9-5 Baba Lithology Map by R. Baris Kaya & M. Özcan (2010)	85
Figure 9-6 Baba Alteration Map by R. Baris Kaya & M. Özcan (2010)	86
Figure 9-7 Deli Lithology Map by M. Özcan (2010)	86
Figure 9-8 Deli Alteration Map by M. Özcan (2010)	87
Figure 9-9 Ağı Dağı Gold Property	87
Figure 9-10 Çamyurt Tepe lithology and alteration map	89
Figure 10-1 Kirazlı Gold Deposit – Location of Tüprag Drill Holes	91
Figure 10-2 Kirazlı Gold Deposit – Location of 2004-2005 TCAM Drill Holes	93
Figure 10-3 Kirazlı Gold Deposit – Location of 2006 TCAM Drill Holes	95
Figure 10-4 Kirazlı Gold Deposit – Location of 2007 TCAM Drill Holes	97
Figure 10-5 Kirazlı Gold Deposit – Location of 2010-2011 Alamos Drill Holes	103
Figure 10-6 Ağı Dağı Gold Deposits – Location of 1996-1998 Cominco Drill Holes	105
Figure 10-7 Ağı Dağı Gold Deposits – Location of 2004-2005 TCAM / Fronteer Drill holes	106
Figure 10-8 Ağı Dağı Gold Deposits – Location of 2006 TCAM / Fronteer Drill Holes	108
Figure 10-9 Ağı Dağı Gold Deposits – Location of 2007-2008 TCAM / Fronteer Drill Holes	111
Figure 10-10 Ağı Dağı Gold Deposits – Location of 2010 Alamos Drill Holes on Alteration Map	122
Figure 12-1 QA/QC Results of Standard Samples from Alamos	129
Figure 12-2 Blank Correlation for Alamos Samples	134
Figure 12-3 Repeat Pulp Duplicate Correlation for Alamos Samples	135
Figure 12-4 Preparation Pulp Duplicate Correlation for Alamos Samples	136
Figure 12-5 Coarse Duplicate Correlation for Alamos Samples	136
Figure 12-6 Field Duplicate Correlation for Alamos Samples	137
Figure 12-7 Correlation Diagram for SGS Independent Control Samples	138
Figure 12-8 Correlation Diagram between SGS and ACME Samples	139
Figure 12-9 Assay Results of Twin Drill Holes KD-63 and 10-KD-120	140
Figure 12-10 QA/QC Results of Standard Samples from Alamos	141
Figure 12-11 Blank Results for Alamos Samples	147
Figure 12-12 Repeat Pulp Duplicate Correlation for Alamos Samples	148
Figure 12-13 Preparation Pulp Duplicate Correlation for Alamos Samples	148
Figure 12-14 Coarse Duplicate Correlation for Alamos Samples	149

July 31, 2012	xv

Kirazlı and Ağı Dağı Gold Project	NI 43-101

Figure 12-15 Field Duplicate Correlation for Alamos Samples	150
Figure 12-16 Field Duplicate Correlation for Alamos Samples (Detail)	150
Figure 12-17 Assay Results of Twin Drill Holes A-87 and 10-AD-357	152
Figure 12-18 Assay Results of Twin Drill Holes AD-152 and 10-AD-366	152
Figure 12-19 Assay Results of Twin Drill Holes AD-206 and 10-AD-358	153
Figure 12-20 Assay Results of Twin Drill Holes A-91 and 10-AD-361	153
Figure 12-21 Assay Results of Twin Drill Holes AD-284 and 10-A-408	154
Figure 12-22 Correlation between AuCN Results and Fire Assay – Kirazlı Oxide Zone – Teck Samples	154
Figure 12-23 Correlation between AuCN Results and Fire Assay – Kirazlı Sulphide Zone – Teck Samples	155
Figure 12-24 Correlation between AuCN Results and Fire Assay – Kirazlı Transition Zone – Teck Samples	156
Figure 12-25 Correlation between AuCN Results and Fire Assay – Kirazlı Oxide Zone – Alamos 2010-2011 Samples	156
Figure 12-26 Correlation between AuCN Results and Fire Assay – Kirazlı Sulfide Zone – Alamos 2010-2011 Samples	157
Figure 12-27 Correlation between AuCN Results and Fire Assay – Kirazlı Transition Zone	157
Figure 12-28 Correlation between AuCN Results and Fire Assay – Ağı Dağı Oxide Zone – Teck Samples	159
Figure 12-29 Correlation between AuCN Results and Fire Assay – Ağı Dağı Sulphide Zone – Teck Samples	159
Figure 12-30 Correlation between AuCN Results and Fire assay – Ağı Dağı Transition Zone – Teck Samples	160
Figure 12-31 Correlation between AuCN Results and Fire Assay – Ağı Dağı Oxide Zone – Alamos 2010 Samples	161
Figure 12-32 Correlation between AuCN results and fire assay – Ağı Dağı Sulphide zone – Alamos 2010 samples	161
Figure 12-33 Correlation between AuCN results and fire assay – Ağı Dağı Transition zone – Alamos 2010 samples	162
Figure 13-1 Typical Ağı Dağı Column Test Extraction Rate vs. Liquid to Solid Ratio	169
Figure 13-2 Kirazlı Column Test Extraction Rate vs. Liquid to Solid Ratio	169
Figure 14-1 Statistics on the Drill Hole Database in the Kirazlı Area	177
Figure 14-2 Drill Hole Location Map at Kirazlı	179
Figure 14-3 Lithology Solids at Kirazlı – Looking to the Northeast	181
Figure 14-4 Alteration Solids at Kirazlı – Looking to the Northeast	182
Figure 14-5 Oxidation Solids at Kirazlı – Looking to the Northeast	183
Figure 14-6 Basic Statistics of Capped Gold by Rock Type at Kirazlı	188
Figure 14-7 Basic Statistics of Capped Silver by Rock Type at Kirazlı	188
Figure 14-8 North-South Cross-Section 475640E – Looking to the West. Gold Block Grade Estimates and Drill Hole Grades at Kirazlı	194

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Figure 14-9 Grade Profiles of Declustered Composites and Block Estimates for Gold and Silver at Kirazlı	195
Figure 14-10 Statistics on the Drill Hole Database in the Baba, Fire Tower and Deli Areas	202
Figure 14-11 Drill Hole Location Map at Baba, Fire Tower, and Deli	204
Figure 14-12 Lithology Solids at Baba, Fire Tower and Deli – Looking to the North East	206
Figure 14-13 Alteration Solids at Baba, Fire Tower and Deli	207
Figure 14-14 Oxidation Solids at Baba, Fire Tower and Deli – Looking to the Northeast	208
Figure 14-15 Basic Statistics of Capped Gold by Rock Type at Baba	215
Figure 14-16 Basic Statistics of Capped Gold by Rock Type at Fire Tower	215
Figure 14-17 Basic Statistics of Capped Gold by Rock Type at Deli	216
Figure 14-18 Basic Statistics of Capped Silver by Rock Type at Baba	216
Figure 14-19 Basic Statistics of Capped Silver by Rock Type at Fire Tower	217
Figure 14-20 Basic Statistics of Capped Silver by Rock Type at Deli	217
Figure 14-21 Northeast-Southwest Cross-Section – Looking to the Northwest	226
Figure 14-22 Northeast-Southwest Cross-Section – Looking to the Northwest	227
Figure 14-23 Northeast-Southwest Cross-Section – Looking to the Northwest	228
Figure 14-24 Grade Profiles of Declustered Composites and Block Estimates for Gold and Silver at Baba	230
Figure 14-25 Grade Profiles of Declustered Composites and Block Estimates for Gold and Silver at Fire Tower	231
Figure 14-26 Grade Profiles of Declustered Composites and Block Estimates for Gold and Silver at Deli	232
Figure 16-1 Kirazlı Final Pit	249
Figure 16-2 Ağı Dağı Area (Baba and Deli Final Pits)	250
Figure 16-3 Deli Final Pit	251
Figure 16-4 Baba Final Pit	251
Figure 16-5 Kirazlı Pit at End of Mining – After Backfill	267
Figure 16-6 Baba Pit at End of Mining – After Backfill	268
Figure 16-7 Deli Pit at End of Mining – After Backfill	269
Figure 17-1 Kirazlı Simplified General Project Flow Sheet	273
Figure 17-2 Ağı Dağı HLF Simplified General Project Flow Sheet	274
Figure 17-3 Kirazlı General Arrangement	281
Figure 17-4 Ağı Dağı General Arrangement	282
Figure 18-1 Locations of Community Water Supply Springs and Depots near Kirazlı	291
Figure 18-2 Current Locations of Community Water Supply Springs and Depots at Ağı Dağı	292
Figure 18-3 Construction Water Requirements for Ağı Dağı until December 2014	295
Figure 18-4 Construction Water Requirements for Kirazlı until December 2014	296
Figure 18-5 Potential Groundwater Targets near Ağı Dağı	298
Figure 18-6 Potential Groundwater Targets Near Kirazlı	299
Figure 18-7 Kirazlı Mine Water Requirement – Worst Case Scenario	302
Figure 18-8 Ağı Dağı Monthly Mine Water Requirement – Worst Case Scenario	303
Figure 18-9 Etli Complex General Arrangement	304

July 31, 2012	xvii

Kirazlı and Ağı Dağı Gold Project	NI 43-101

Figure 20-1 Local and Regional Average Monthly Precipitation	314
Figure 20-2 Local and Regional Average Monthly Air Temperatures	314
Figure 20-3 Main Water Basins around the Kirazlı Project Area	316
Figure 20-4 Village Water Sources in Kirazlı Project Area	317
Figure 20-5 Kirazlı Model Calibrated Heads and Reference Data	318
Figure 20-6 Protected Areas	322
Figure 20-7 Main Water Basins around the Ağı Dağı Project Area	326
Figure 20-8 Village Water Sources in Ağı Dağı Project Area	327
Figure 20-9 Ağı Dağı Model Calibrated Hydraulic Heads and Reference Data	328
Figure 20-10 Ağı Dağı Watersheds and Mine Facilities during Mining Operations	340
Figure 20-11 Kirazlı Watersheds and Mine Facilities during Mining Operations	341
Figure 20-12 Ağı Dağı Surface Water Management during Mining Operations (1 of 2)	342
Figure 20-13 Ağı Dağı Surface Water Management during Mining Operations (2 of 2)	343
Figure 20-14 Kirazlı Surface Water Management during Mining Operations (1 of 2)	344
Figure 20-15 Kirazlı Surface Water Management during Mining Operations (2 of 2)	345
Figure 22-1 Sensitivity Analysis Post Tax NPV to Variable Operating Cost, Capital Cost and Gold Revenue	400
Figure 22-2 Sensitivity Analysis Post Tax IRR to Variable Operating Cost, Capital Cost and Gold Revenue	400

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

UNITS AND ABBREVIATIONS

All costs are in United States dollars. Units of measurement are metric. Only common and standard abbreviations were used wherever possible. A list of abbreviations used is as follows:

Distances:	mm – millimeter
cm – centimeter
m – meter
km – kilometer
Areas:	m2 or sqm – square meter
ha – hectare
km2 – square kilometer
Weights:	oz – troy ounces
Koz – 1,000 troy ounces
g – grams;
kg – kilograms
T or t – tonne (1000 kg)
Kt or kt – 1,000 tonnes
Mt – 1,000,000 tonnes
Time:	min – minute
h or hr – hour
op hr – operating hour
d – day
yr – year
Volume/Flow:	m3 or cu m – cubic meter
m3/h – cubic meters per hour
Assay/Grade:	gpt or g/t – grams per tonne
ppm – parts per million;
ppb – parts per billion
gms/MT – grams per metric tonne
Other:	TPD or tpd – tonnes per day
m3/h/m2 – cubic meters per hour per square meter
kWh – kilowatt hour
Au – gold
Ag – silver
US$ or $ – United States dollar
ASL – Above Sea level
kg/MT – kilograms per metric tonne

July 31, 2012	xix

Kirazlı and Ağı Dağı Gold Project	NI 43-101

1.	SUMMARY

The Kirazlı and Ağı Dağı Gold and Silver Mine development projects (the “Projects”) are located in the Biga Peninsula in the province of Çanakkale, in northwestern Turkey. The Projects are owned by Alamos Gold Inc. (“Alamos”) through its wholly-owned Turkish subsidiaries Kuzey Biga Madencilik San. Tic. AŞ. (“Kuzey Biga”) and Doğu Biga Madencilik San. Tic. AŞ. (“Doğu Biga”).

This NI 43-101 documentation presents the updated resource estimates for the projects and establishes the mining sequences, pit configurations, production rates, and other considerations relevant to optimizing the financial performance of the projects in a manner that is consistent with the interests of local communities and other key stakeholders. A Prefeasibility Study (PFS) was completed on June 30, 2012. The PFS will be a reference document for the NI 43-101 documentation.

The financial analysis in this NI 43-101 and the referenced PFS is based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental considerations, as well as the evaluation of other relevant factors to determine the viability of the projects. This NI 43-101 documentation concludes that the required resources used in the mine plan can be secured to successfully implement and operate the projects.

Figure 1-1 identifies the location of the projects within the region.

Figure 1-1 Projects Location Within the Region

30 JUNE 2012

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

1.1 Background and Project Description

The Aği Dağı and Kirazlı projects comprise two separate, stand-alone mining projects, separated by a distance of about 19 kilometers. Alamos acquired the Aği Dağı and Kirazlı Projects in January 2010 from Teck Resources and Fronteer Development Group, which had held the property in a 60/40 joint venture. Part of the Kirazlı project footprint is located on a concession belonging to Polimetal Madencilik (a Joint Venture operated by Lidya Madencilik with Alacer Gold) consisting of 1,891.67 hectares. Alamos currently has an agreement in place with Polimetal with an option to acquire 100% at any time with a cash payment of $1M.

The Kirazlı Project is located in the Çanakkale Province in the Biga Peninsula of Northwestern Turkey. The property consists of 1,540.55 hectares of mineral tenure in two contiguous licenses. Figure 1-2 shows a summary of the Kirazli Project, and Figure 1-3 presents the general arrangement.

Figure 1-2 Kirazlı Concession

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

Figure 1-3 Kirazlı General Arrangement

N 4,431,000
N 4,430,500
N 4,430,000
N 4,429,500
N 4,428,500
N 4,428,000
POTENTIAL POWERLINE ROUTE
HIGHWAY 60
KIRAZLI PITS
GUARD HOUSE
CHANGE ROOM
SERVICES BUILDING
TRUCK SHOP/ WAREHOUSE
HAULROAD
ACCESS ROAD
FUEL STATION
TS-1
WATER TANK
STOCKPILE
CONCEPTUAL SITE 1 WASTE ROCK FILL
GRAVE SITE
SECONDARY CRUSHING
BACKUP GENERATOR
MAIN SUBSTATION
PERIMETER FENCE
AGGLOMERATOR
OVERLAND CONVEYOR
SILO
LEACH PAD
PREGNANT SOLUTION POND
EXPLOSIVES MAGAZINE
WATER TANK
BARREN TANK
EVENT POND
SUB-STATION
ADR PLANT
CHAIN LINK FENCE
ACCESS ROAD
TS-2
IMPROVED EXISTING ACCESS ROAD
GRAPHIC SCALE
(IN METERS)
1 : 7500
CONTOUR INTERVAL = 5 mts
PREPARED BY
KCA
Kappes, Cassiday & Associates
JULY 11 2012

OVERALL SITE PLAN

SCALE= 1:7500

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

The Ağı Dağı Project is also located in the Çanakkale Province in the Biga Peninsula of Northwestern Turkey. The Ağı Dağı site includes the Baba and Deli ore deposits which will be mined by the open pit method, presented in Figure 1-4. The property consists of a total of 10,525.04 hectares of mineral tenure in 11 contiguous licenses. The Ağı Dağı Baba and Deli pits are at elevations of 725-910 meters above sea level and 535-740 meters above seal level, respectively.

Alamos acquired the Project and issued a preliminary economic assessment (PEA#428-01-028.01) dated March 29, 2010 “Scoping Study”. Since the issue of the PEA, Alamos has continued exploration drilling, gathered additional baseline data, conducted metallurgical testing, resource estimates used in mine plan, and additional test work for the Environmental Impact Assessment report (“EIA”), as well as geotechnical and water verification of site conditions to be used for this PFS as well as final design, construction, and operation.

  Figure 1-4 Agi Dagi Concession

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

Figure 1-5 Ağı Dağı General Arrangement

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

The following timeline sets out the history of ownership and development of the Project.

Table 1-1 Project Ownership and Development Timeline

Timeline	Milestone
Mid 1987 thru 1989	Tüprag Metal Madencilik (“Tüprag”) acquired the Kirazlı Gold Property. Tüprag entered into the Kirazlı Mining Venture agreement (“KMV”) with Newmont Overseas Exploration Ltd. (“NOEL”)
1990	Ağı Dağı Property acquired by Tüprag Metal Madencilik Sanayi
1995 to 1998	Ağı Dağı Madencilik Sanayi A.Ş. spent US$ 1,137,454 on exploration of the property and drilled 8,276.9m in 74 holes and carried out various field surveys as described below.
2004-2005	Kirazlı 891.9 meters of drilling was completed in 4 holes in 2005, and 7,377.5 meters of drilling was completed in 44 holes in 2005.
April 2004	Ağı Dağı Fronteer Development Group Inc. entered into an option agreement with Teck-Cominco Arama ve Madencilik
2006	13,499.65 meters of drilling completed comprising, 832.3 meters Reverse Circulation (RC) drilling and 12667.7 meters of diamond drilling
2007	Kirazlı technical report completed for the Kirazlı property on behalf of Fronteer, and included a resource estimate for the property.
23 September 2009	Ağı Dağı and Kirazlı: Teck and Fronteer enter into property sale negotiations with Alamos by signing a memorandum of understanding (“MOU”)
9 December 2009	Alamos signs a Definitive Purchase Agreement for the Ağı Dağı and Kirazlı project, replacing the previous MOU.
6 January 2010	Alamos acquires the projects from Teck Resources and Fronteer Development for $40M in cash and 4 million common shares of Alamos.
March 29, 2010	Alamos issues a Scoping Study on the Kirazlı/ Ağı Dağı Properties
2010 to 2012

243 exploration drill holes (approximately 36,000 m) have been drilled in Kirazlı. 516 exploration drill holes (defining the Baba and Deli mine plan resource) have been drilled with a total of approximately 59,100 m of drilling at Ağı Dağı.

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

Alamos engaged industry professionals with significant experience and expertise in heap leach and gold facility project development. Table 1-2 highlights the firms used in the development and design of the gold and silver heap leach mining facilities, and that participated in the generation of this report.

Table 1-2 Firms Contributing to Design and Development of the Project

Organization	Responsibilities	Unique Qualifications
Kappes Cassiday & Associates	Pre-Feasibility Study report review; Project Engineer, process and infrastructure design	Heap leach process and infrastructure design for gold and silver greenfield development properties Currently completing design and commissioning for a project in Turkey working with DAMA Engineering
Golder Associates	Environmental Impact Assessment Civil, heap leach and geotechnical design Closure plan, site water management, water supply Hydrogeology Geochemistry

Turkey project office and experience in Turkish permitting for development projects

Geotechnical Engineer and design for mining and environmental permit development projects

Heap leach and waste dump design subject matter experts

Water supply and surface water management subject matter experts

Independent Mining Consultants	Mine design and equipment selection	Mine planners for gold and copper properties Experience working for Alamos in Mexico
Hidrokon	Design, reservoir, pipelines, and pump stations.	Turkish dam and water reservoir design firm; known throughout Turkey for quality and cost delivery in projects
Call & Nicholas	Pit slope stability	Geotechnical pit slope and design experts for mine pit and heap leach slope and testing
Allen Anderson	Metallurgical testing; extraction forecast	Minerals testing and recovery of extracted ores for gold, copper and precious metals
DAMA	Turkish standards and local costing	Turkish management consultant experienced in local project delivery; scheduling and cost estimating
NetVizyon	Community and public relations experts	Recognized public relations firm Subject matter experts
ENCON	Environmental studies and permitting Community relations	One of the oldest and most highly regarded environmental and permitting firms in Turkey

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

In accordance with Turkish regulations, the following permits (Table 1-3) are required with the corresponding milestones.

Table 1-3 Turkish Permits and Anticipated Approvals Timeline

	Kirazlı	Ağı Dağı
EIA Approval	Q1-2013	Q2-2013
Forestry Permit and License to Start and Operate a Business Permit	Q3-2013	Q4-2013
Operating Permits	Q3-2013	Q4-2013
Construction Start	Q3-2013	Q4-2013
First Gold Pour	Q4-2014	Q4-2016

The Aği Daği and Kirazlı Gold deposits are high-sulphidation, epithermal gold deposits. Gold mineralization at Kirazlı and at Ağı Dağı is hosted within Miocene-age andesitic tuffs or felsic volcanic rocks and phreatic breccias typical in some deposits of this type.

The principal model for gold mineralization at the Ağı Dağı and Kirazlı Gold Properties is a high-sulphidation, epithermal gold deposit. Premier examples of this kind of deposit in the world are Yanacocha, Pierina and Alto Chicama in Peru. Most high-sulfidation deposits are large, low grade bulk-tonnage systems (Yanacocha), though vein-hosted high sulfidation deposits also occur (El Indio).

At Kirazlı, gold mineralization is hosted within heterolithic phreatomagmatic/phreatic breccia bodies cutting through Miocene-age andesitic tuffs. Mineralization can generally be subdivided into two main types:

A low-grade gold zone underlies much of Kirazlı Dağı, broadly enveloping the high-grade gold zones. This low grade mineralization occurs both above and below the zone of supergene oxidation (redox boundary). The wide spread, low grade mineralization is interpreted to be early and may be associated with the broad epithermal alteration that resulted in the chalcedonic silica (the second silica event). Please see Figures 1-6 and 1-7.

Four elongate bodies of high-grade gold mineralization occur in the advanced argillic zone overlapping slightly the bottom of the 1 km-long silica cap and the silica roots. High-grade gold mineralization also shows a strong spatial relationship with the margins of heterolithic breccia bodies. These bodies transect the redox boundaries.

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

Figure 1-6 Kirazlı Lithology Interpretation – Section N 30350

Figure 1-7 Kirazlı Alteration Interpretation – Section N 30350

At Ağı Dağı, gold mineralization is associated with felsic volcanic rocks of Miocene age and a northeast-trending silica cap rock about four km by two km in extent which forms a topographic high 700 to 900 meters in relief. The gold mineralization is disseminated and associated with intensely silicic alteration comprised of oxidized vuggy silica overprinting brecciated rocks hosted in volcanic felsic to intermediate

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

tuffs and occasionally phreatic breccia bodies. Hydrothermal breccias (crackle, jigsaw, hydrothermal) are most common. Pyrite is the most abundant primary sulfide mineral associated with gold in the sulphide rocks. Trace to minor amounts of enargite, covellite, galena and molybdenum are present locally.

Five main zones of gold mineralization are present at Ağı Dağı: the Baba, Ayı Tepe, Fire Tower, Ihlamur and Deli Zones. Please see Figures 1-8 and 1-9. Mineral resources have been generated for the Baba and Deli zones, and have also been developed for the Fire Tower zone. The Baba, Fire Tower and Deli zones occur along the east side of the NE-SW trending mountain ridge, corresponding to silicified dacite and phreatic breccia that may fill a paleo-basin in dacite and feldspar poropyritic andesite. Gold mineralization is continuous between Baba and Deli through Fire Tower, a strike distance of over 4 km. The Ayı Tepe and Ihlamur zones are on a sub-parallel trend to the north. Mineralization along the Ayı Tepe – Ihlamur trend has only been sporadically drilled.

The north part of Baba hill is composed of phreatic breccia and dacite flows and tuffs cutting andesites within a northeast trending, 500 meter wide paleo-basin filled with dacite flow and tuff. Ayı Tepe hill is underlain by the same geological units in the same relation as Baba. These two basins are elongated towards the northeast along the length of Ağı Mountain. As the andesites are principally argillic altered and weather recessively compared to dacites, they generally occur in topographic lows between the silicified ridges.

Figure 1-8 Baba Lithology Interpretation – Section N 2200

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

Figure 1-9 Baba Alteration Interpretation – Section N 2200

The estimate of the resources within the mine plans at Kirazlı and Ağı Dağı was performed with the ordinary kriging technique. A total of 243 drill holes from Kirazlı and 516 drill holes from Ağı Dağı (Baba, Fire Tower, Deli) were part of the drill hole database. Gold and silver grades from original samples were composited to a 3 m regular length and higher grade outliers were capped. Variograms were utilized to identify the directions of greater grade continuity and modeled parameters were integrated in the grade estimation process. Alteration and oxidation units, which are controls on gold and silver mineralization, were also part of the grade interpolation strategy. The resulting gold and silver grade estimates were validated by various verification tests. The resources within the mine plans were constrained by an open pit surface optimized at a gold price of $1,250.00/oz and silver price of $22.50/oz within the oxide and transition material.

Table 1-4 presents the resource within the mine plan base case estimate for the Kirazlı area and Table 1-5 presents the same information for the Ağı Dağı area.

Table 1-4 Kirazlı Resource Within the Mine Plan Estimate – Base Case

			Oxide + Transition Base Case
	Measured					Indicated
Au Cut-Off g/t	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz
0.2	884,000	1.17	33,400	13.22	375,600	29,864,000	0.70	673,100	8.35	8,016,900
Au Cut-Off g/t	Measured + Indicated					Inferred
	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz
0.2	30,748,000	0.71	706,400	8.49	8,392,500	5,575,000	0.52	93,300	9.95	1,783,600

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

Table 1-5 Ağı Dağı Resource within the Mine Plan Estimate – Base Case

Oxide (including overburden)
	Measured					Indicated
Au Cut-Off g/t	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz
0.2	20,376,000	0.53	344,200	1.17	766,600	58,990,000	0.61	1,165,600	4.07	7,712,100
Au Cut-Off g/t	Measured + Indicated					Inferred
	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz
0.2	79,366,000	0.59	1,509,800	3.32	8,478,700	20,861,000	0.53	355,800	2.86	1,920,400

The Kirazlı and Ağı Dağı resources within the mine plan are in two unique locations with Kirazlı located approximately 19 kilometers northwest of Ağı Dağı. Mining of the Kirazlı and Ağı Dağı (Baba and Deli) deposits will be done by open pit methods utilizing a traditional drill, blast, load and haul sequence to deliver ore to the primary crusher and the waste to waste dumps, pit backfill and / or as Heap Leach Facility construction fill.

The resources within the mine plan are based on 5 m bench height to match the resource model bench height. The resource within the mine plan tonnages included in this section is a sub-set of the mineral resource presented in Section 14. At this time, no additional dilution factors or mining losses have been applied to the grade model. Table 1-6 is a summary of the resources within the pit limit for Kirazlı and Ağı Dağı.

Table 1-6 Resources within Mine Plan

		Tonnage & Grade > + $0.10/t Net Value Cutoff						Contained Oz.		Recoverable Oz.
Deposit	Class	ktonnes	Net Value $/t	Gold g/t	Silver g/t	Recov Au g/t	Recov Ag g/t	Gold	Silver	Gold	Silver
Kirazli	Measured	738	37.62	1.30	15.86	1.08	4.41	30,763	376,395	25,545	104,594
Agi Dagi	Measured	17,518	12.00	0.52	1.16	0.42	0.26	290,957	651,119	238,778	147,958
Total	Measured	18,256	13.04	0.55	1.75	0.45	0.43	321,720	1,027,514	264,323	252,552

Kirazli	Indicated	24,861	18.98	0.73	11.63	0.59	3.63	583,248	9,295,713	468,604	2,901,857
Agi Dagi	Indicated	51,622	13.67	0.57	4.03	0.46	1.05	942,312	6,687,543	770,263	1,746,526
Total	Indicated	76,483	15.40	0.62	6.50	0.50	1.89	1,525,560	15,983,256	1,238,867	4,648,383

Kirazli	Sum M&I	25,599	19.52	0.75	11.75	0.60	3.65	614,011	9,672,108	494,149	3,006,451
Agi Dagi	Sum M&I	69,140	13.25	0.55	3.30	0.45	0.85	1,233,269	7,338,662	1,009,041	1,894,484
Total	Sum M&I	94,739	14.94	0.61	5.58	0.49	1.61	1,847,280	17,010,770	1,503,190	4,900,935

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

1.2 Process / Heap Leach Design

The Kirazlı Project has been designed as a 15,000 tonne per day heap leach operation utilizing a multiple-lift, single-use leach pad. The ore will be processed by primary crushing and open circuit secondary crushing to a nominal size of 26 mm. The secondary crushed ore will be agglomerated with a nominal 2.5 kg/t cement in an agglomeration drum, stacked on the heap leach pad by conveyor stacking and processed by heap leaching methods.

Processing at Ağı Dağı will be similar to Kirazlı. Ağı Dağı has been designed as a 30,000 tonne per day heap leach operation utilizing a multiple-lift, single-use leach pad. The ore will be processed by primary crushing and open circuit secondary crushing to a nominal size of 26 mm. The secondary crushed ore will be agglomerated with a nominal 2.5 kg/t cement in an agglomeration drum, stacked on the heap leach pad by conveyor stacking and processed by heap leaching methods.

A single heap leach facility is planned for the Kirazlı site. The Kirazlı Heap Leach Facility (KHLF) will have a capacity of approximately 26 million tonnes. Similarly, a single heap leach facility is planned at the northern side of the Ağı Dağı site (HLF) with a capacity of approximately 70 million tonnes. These capacities were selected to process the measured and indicated mine plan resource for the selected pit design.

The preliminary design of the leach pads meets or exceeds North American standards and practices for containment, piping systems, and ponds, which is intended to lessen the environmental risk of the facilities to impact local soils, surface water, and groundwater in and around the site. Challenges to development of both sites include management of springs on and surrounding the sites, relatively steep topography, and the potential for relatively strong earthquake events. At the current level of review, these challenges have been overcome through use of sound engineering practices.

The HLFs are designed to operate as zero discharge systems; therefore, they include provisions to accommodate upset conditions such as severe storms and temporary loss of electric power or pumps.

The HLFs will have the following features:

•	KHLF will be constructed in two phases to accommodate 26 million tonnes of processed ore. The Ağı Dağı HLF will be constructed in three phases to accommodate 70 million tonnes of processed ore.

•

Both the KHLF and HLF will require large fills during construction to shape the sites for gravity solution control, storm water diversion, geotechnical stability, and will include ravine drains to collect and transmit spring flow to the natural drainage at the toe of the HLFs.

•

Both the KHLF and HLF will have a composite base liner that meets or exceeds international standards consisting of (from the base up) 0.5 m of compacted low permeability soil, a 2.0 mm thick high density polyethylene (HDPE) geomembrane, and a 0.7 m thick drainage layer of crushed ore or mine waste.

July 31, 2012	Page 13

Kirazlı and Ağı Dağı Gold Project	NI 43-101

•

Ore will be stacked in nominal 10-meter lifts using conveyors and radial stackers starting from the lower elevations of the leach pad. Benches will be provided between lifts to provide an overall heap slope of 3H:1V.

•	Solution will be collected above the leach pad HDPE geomembrane and delivered to the Pregnant Pond using a drainage pipe system placed above the HDPE geomembrane within the 0.7 m drainage layer.

•

During normal operation, pregnant solution will be removed from the Pregnant Pond to an adsorption facility. During upset conditions, water will overflow by gravity from the Pregnant Pond to Event Ponds.

•

The Pregnant and Event Ponds have been sized to contain the sum of the normal operating volume, heap drain down during a 24-hour pump or power outage, precipitation falling on all lined areas during a 100-year, 24-hour storm event, and the seasonal accumulation of water expected for leaching operations during average climate conditions.

•

The Pregnant and Event Ponds will be constructed with a double-lined system that meets or exceeds international standards consisting of (from the base up) 0.5 m of compacted low permeability soil, a 1.5 mm thick HDPE secondary geomembrane, an HPDE geonet leak detection layer, and a 2.0 mm thick HDPE primary geomembrane.

1.3 Capital, Operating Costs and Financial Analysis

The capital expenditures required for the project are noted below for Kirazlı and Aği Dağı. The costs are based on the pre-feasibility level design as outlined in this report and are considered to have an accuracy of +/-20%. The referenced PFS summarizes and details these capital cost estimates.

All capital cost estimates are based on the purchase of equipment quoted new from the manufacturer or estimated to be fabricated new. DAMA supplied local costs wherever possible for items such as labor rates, earthworks, civils, platework, duties and taxes. Major equipment not available within Turkey was sourced out of Europe whenever possible. Some specialized equipment such as conveyor stackers, retorts and carbon regeneration kilns were sourced out of North America.

All costs are in first quarter 2012 US dollars. Where prices were supplied in Euros, an average conversion rate of 1.33 US dollars per Euro was used. Where prices were supplied in Turkish Lira, an average conversion rate of 1.8 TL per US dollar was used.

The referenced PFS assumes that Aği Dağı and Kirazlı will each have stand-alone crushing, agglomeration, heap leach, and process plant facilities. Capital expenditures also include the cost of building a reservoir to supply drinking water for the local community and process water for mining operations. Pre-production capital expenditures for the projects are estimated to be $278.3 million for Aği Dağı and $146.1 million for Kirazlı, for a total of $424.4 million.

The Company currently has in excess of $280 million in cash and short-term investments on hand, and expects to further increase its cash balance prior to the commencement of construction at Kirazlı. In

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

addition, given the sequencing of the projects with production at Kirazlı commencing in the fourth quarter of 2014 and production at Aği Dağı commencing two years later, positive cash flows from Kirazlı will subsidize the construction of Aği Dağı starting in mid-2015. As a result of these factors, the Company expects to be able to internally finance these projects.

Total sustaining capital expenditures and reclamation costs (net of salvage values) for the combined projects are estimated to be $26.9 million and $41.0 million respectively, over the life of the projects. All capital items include a contingency ranging from 10% to 20% depending on the nature of the capital item, which equates to a total contingency of $62.8 million, or 13% of the total project initial and sustaining capital.

Table 1-7 provides a summary of capital expenditures for the projects.

Table 1-7 Summaries of Capital Expenditures

	Aği Dağı (US$ millions)	Kirazlı (US$ millions)	Combined (US$ millions)
Total Pre-Production Capital	$278.3	$146.1	$424.4

Sustaining Capital	$17.2	$9.7	$26.9
Reclamation (net of salvage values)	$31.1	$9.9	$41.0

Total Project Capital	$326.6	$165.7	$492.4

Under the base case economic scenario contemplated in the PFS applying an average gold price assumption of $1,239 per ounce and $24.56 per ounce of silver, the Company estimates the total cost per tonne of ore to be $ 8.24 for Aği Dağı and $ 9.56 for Kirazlı (combined $8.60 total cost per tonne of ore).

The costs include mining, processing and general and administration costs, but exclude reclamation costs, which are included within total capital costs in the economic cash flow model. Revenues from the sale of silver are included as a by-product credit offset to selling costs. Mining costs assume that the Company will hire a contractor to conduct mining operations.

Operating costs for the project were estimated using staffing and wage requirements based on typical rates in the Turkish mining industry. Most unit consumptions of materials, supplies, power, and water are based on test work. Other values are based on information for similar operations, or generally accepted industry standards. The operating costs have been estimated and presented without added contingency allowances based upon the Pre-feasibility level design and operating criteria present in this report. The operating costs are considered to have an accuracy range of +/-20%.

Table 1-8 highlights costs on a per ounce basis by project and on a combined basis. Presented in Table 1-9 is the unleveled after-tax net present value (NPV).

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

Table 1-8 Summary of Operating Costs per Gold Ounce

	Aği Dağ (US$/oz)	Kirazlı (US$/oz)	Combined (US$/oz)
Mining Cost	$393	$393	$393
Processing Cost	$168	$210	$182
General and Administrative	$45	$36	$42
Selling Costs and Silver by-product Credits	$(37)	$(145)	$(73)

Total Cash Operating Costs	$569	$494	$544

Royalties	$42	$21	$35

Total Cash Costs (including royalties)	$611	$515	$579

Table 1-9 Unlevered After-Tax NPV (millions)

Discount Rate	Aği Dağı	Kirazlı	Combined
0%	$258.3	$214.2	$472.5
3%	$167.7	$175.9	$343.6
5%	$121.5	$154.1	$275.6
Internal Rate of Return			22.3%

The sensitivity of the Project’s Internal Rate of Return (IRR) to gold revenue variations and variance of operating and capital cost are illustrated in Figure 1-10. Gold revenue is varied by plus and minus 20% from the base case recovery of 81% and/or $1,239 per gold ounce. The operating cost of $8.60 per ore tonne was varied by plus and minus 20%. The capital cost of $492.4 million was varied by plus and minus 20%. The project shows the most sensitivity to gold revenue variations.

Figure 1-10 Sensitivity Analysis Post Tax IRR to Variable Operating Cost, Capital Cost and Gold Revenue

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

The economic analysis was prepared using a discounted cash flow (DCF) method which measures the NPV of future cash flow streams. The evaluation was based on the following main assumptions:

•	Construction starts at Kirazlı in the third quarter of 2013 with construction at Aği Dağı starting in the fourth quarter of 2013

•	First gold pour at Kirazlı during the fourth quarter of 2014 and the first gold pour at Aği Dağı during the fourth quarter of 2016

•	For the combined project, period of analysis of 15 years

•	Silver revenue included as a by-product credit

•	4% corporate tax rates

•	Double declining balance depreciation method

•	Exploration and concession expenses depreciated using units of production

•	Costs are expressed in first quarter 2012 US dollars

•	NPV analysis is presented as of January 1, 2013

According to Turkish Corporate Tax Law No. 5520, the effective corporate tax rate is 20%. Reduced corporate tax rates are available to companies that qualify under the tax incentive program codified into law on June 19, 2012. Prior year losses going back five years can be deducted when determining the corporate tax base, and accordingly expenses incurred during exploration can be deducted during the operational phase.

For the purpose of PFS work-up, Alamos has incorporated the corporate tax rate reduction into the economic analysis. Eligibility for these incentives is subject to an application approval process which Alamos has not applied for as of the date of the PFS. However, Alamos has consulted with an international accounting firm who has expressed a view that Alamos would be eligible for these incentives.

Alamos performed an after-tax NPV analysis using spot gold and silver prices as of 27 June 2012 ($1,575/oz gold and $27/oz silver). The analysis yielded an after-tax IRR of 36.5% and several after-tax NPVs were calculated at various discount rates, which are presented in Table 1-10.

Table 1-10 After-tax NPV (millions) at Spot Gold and Silver Prices 27 June 2012

Discount Rate (%)	Ağı Dağı	Kirazlı	Combined
0%	608.6	330.4	939.0
3%	446.4	274.3	720.7
5%	362.2	242.4	604.6
10%	210.8	177.7	388.5

1.4 Opportunity/Risks

The referenced PFS addressed potential opportunities or risks that could increase or decrease project performance. Table 1-11 summarizes the top opportunities that will be further developed to increase project performance or schedule delivery.

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

Table 1-11 Top Opportunities to Improve Project Performance

Opportunity	Impact to improve Performance	Recommended Action	Approx. Estimated Cost Impact
Owner supplied equipment and operators for the ore and waste	Reduce operating costs by self performing mine operations	Trade study in FEED engineering	Savings of up to 7% on mine operating costs
Conversion of Inferred material to Measured and Indicated	Mineral resource model has inferred material, that is expected to be converted to measured and indicated	Continue to drill and explore site for the conversion of inferred material to measured and indicated	Approximately US$ 60 M increase to NPV
Steeper pit slopes	Current pit slope design is based on conservative estimates for slope stability.	During detailed design, these slopes will be better defined to steeper angles; thus reducing strip ratio and waste material generation	Potential increase to NPV
Conveyors versus haul trucks	Ağı Dağı mine plan haul is from the Baba and Deli pits to the central crusher and conveyor to heap leach and process. Changes to mine plan may demonstrate additional savings by utilization of additional conveyors at pit location versus haul trucks	During the final design, mine plan will be finalized with consideration of added conveyor lengths and generator power production for downhill ore handling	US$25M increase to NPV
Increased HLF stack height (ADA)	Does not require added liner and construction for heap leach associated with future expansions (Çamyurt)	During final design, the HLF will be reviewed and designed to increase the stack height from 70 meters to 90 meters for future expansion	Ability to accommodate additional 20M tonne of ore
Free digging without drill and blast	Ore materials may be of the geologic type that would not require drill and blast, thus reducing the need to drill, blast	During design phase additional samples will be taken to validate potential	Potential Increase to NPV
Increase resources from Çamyurt property	Increased resources within the mine plans utilize existing infrastructure and equipment	Complete drilling program	Potentially 600,000 Au oz increase

Furthermore the investment incentives that have been enacted into law on June 19, 2012 will have additional positive financial impact on the project. This analysis is currently being completed by KPMG, Turkey.

The PFS documents potential risks associated with project unknowns that could result in project delays, cost increases or impact to stakeholders. Table 1-12 summarizes the top five potential risks resulting from this analysis with the mitigation to minimize impact to project delivery.

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

Table 1-12 Top Five Potential Risks

Risk	Impact Performance	Recommended Action	Estimated Cost/ Schedule Impact
Permit delay	Potential delays could occur due to unexpected comments or requests for additional analyses during review process

Thorough and critical review of the EIA, initiate early engineering and procurement prior to permit approval to ensure schedule work-around in the event of delay; consistently engage with regulatory authorities and impacted communities

3-6 month delay
Construction water supply	Ağı Dağı HLF construction requires water for compaction of fills during construction end of 3rd Qtr 2014	Water for the HLF construction will be supplied by the reservoir; to mitigate potential delay in reservoir supply the project will	US$ 2M within current contingency allocation
• Expedite design, permitting, and construction of the reservoir
• Increase well development for construction water temporary supply
Community relations	If a community is not in favor of a development project, potential delays could be significant	• Maintain positive on-going CR/PR activities	3-6 month delay
Turkish construction productivity	Potential Productivity Delay	Select experienced and qualified contractor	Estimate includes current Turkish contractor productivities; additional costs is within the project contingency
Reservoir delay for community and process water supply.	Community and process water supply from the reservoir.	Manage successful schedule delivery and integrate community in the project benefits	3-6 month delay

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

1.5 Project Execution

In order to achieve the below development milestones, it is expected that Front End Engineering Design (“FEED”) will commence in Q3, 2012. The FEED shall consist of a 20% to 25% design level of completion; with an expectation of a design confidence of 80% and cost estimate accuracy of +15% / -10%. Table 1-13 summarizes the follow-on milestones to comply with Q4-2014 / Q4-2016 Kirazlı / Ağı Dağı Gold pour dates.

Table 1-13 Project Execution

	Kirazlı	Ağı Dağı
FEED Engineering	Q3-2012	Q3-2012
EIA Approval	Q1-2013	Q2-2013
Forestry Permit and License to Start and Operate a Business Permit	Q3-2013	Q4-2013
Operating Permits	Q3-2013	Q4-2013
Construction Start	Q3-2013	Q4-2013
First Gold Pour	Q4-2014	Q4-2016

1.6 Conclusions and Recommendations

The conclusions and recommendations are summarized in Sections 25 and 26 of this NI 43-101 submittal. Based on above summary, the main conclusion is the project is technically and financially viable and should proceed to full development as documented in the PFS #002 dated June 30, 2012 PFS.

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

2.	INTRODUCTION

This report is prepared for Alamos Gold and reflects the information and data documented in the Prefeasibility Study PFS #002 dated June 30, 2012. The Aği Dağı and Kirazlı projects comprise two separate, stand-alone mining projects, separated by a distance of about 19 kilometers. As noted in the summary section of this NI 43-101 documentation, Alamos acquired the Aği Dağı and Kirazlı Projects in January 2010 from Teck Resources and Fronteer Development Group, which had held the property in a 60/40 joint venture.

Alamos issued a preliminary economic assessment (PEA#428-01-028.01) dated March 29, 2010 (“Scoping Study”). Since the issue of PEA#428-01-028.01, Alamos has continued exploration drilling, gathered additional baseline data, conducted metallurgical testing, resource estimates, and additional test work for the Environmental Impact Assessment report (“EIA”), as well as geotechnical and water verification of site conditions to be used for this PFS as well as final design, construction, and operation.

2.1 PFS Submission and Team

This NI 43-101 documentation follows a detailed submission of a preliminary feasibility study (PFS #002) dated June 30, 2012. The scope of the PFS is addressed below.

Table 2-1 PFS Work Scope

PFS Work Scope
Project Concession and Land Ownership	Water Supply
Property Description and Local Demographics	Infrastructure and Services
Design Criteria	Waste Management
Geology	Environmental and Permitting
Resource within the Mine Plan	Budgetary Capital and Operating Cost Estimate
Hydrology and Site Water Management	Water Supply
Hydrogeology	Tax
Geotechnical Analysis	Community Relations
Mining	Project Execution Plan
Process	Conclusions / Recommendations
Hydrology and Site Water Management

For purposes of preparing this PFS, Alamos engaged industry professionals with significant experience and expertise in heap leach and gold facility project development. The following table summarizes those key personnel and qualified persons involved in the delivery of the PFS.

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Table 2-2 Qualified Personnel

PFS Team Member	Corporate Affiliation	Project Responsibility	Qualified Person Experience
Dr. Dennis Ferrigno, PE	CAF & Associates, LLC	Owner Project Manager	40 years Engineer/Construction; former President & CEO Bateman Engineering
Pedro C. Repetto, PE	Repetto Consulting	Owner Geotechnic/ SME	40 years Geotech Engineering serving mining and heavy industry
Carl E. Defilippi, SME	Kappes Cassiday & Associates	Project Engineer & Lead Technical Process	30 years Chemical and Mine Process Engineering & Operations
Herb Welhener, SME	Independent Mining Consultants	Mine Planning Engineer / SME	40 years Mine Engineering serving mining industry
Russell A. Browne, PE	Golder Associates	Heap Leach Design and Siting / SME	25 years of experience in engineering of heap leach and waste rock dumps
Allen Anderson, PE	Metallurgical Consultants	Metallurgy and Recovery Leach Design	35 years of experience in the mine process industry in North and South America. Experience includes both consulting and operational roles.
Dr. Michal Dobr	Golder Associates	Hydrogeology/ SME

Senior Hydro geologist with 28 years of experience in characterization and evaluation of groundwater regimes, assessment and implementation of mine dewatering and depressurization procedures, and development and management of groundwater resources.

Marc A. Jutras P. Eng.	Alamos Gold Inc.	Mineral Resource Estimation / SME	More than 27 years of experience in the estimation of mine plan resources for precious and base metals of international projects. Professional engineer’s designation and master’s degree in Geostatistics.

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2.2 Project Schedule

The schedule for the project activity is noted below. The level of effort completed in PFS design was raised from a 70% to 80% confidence for some project features, which typically is at “feasibility level study/preliminary design accuracy”. This increased confidence level required additional detailed design and design drawings / design specifications; added materials lists, equipment lists, electrical load lists, and increased materials take-offs; higher accuracy cost estimates and operating cost estimates; and reduced contingency for future project execution unknowns. In addition, added drilling and logging for exploration and geotechnical design data (borings, water capacities, resource assays) as well as additional analysis were completed for column leach and recovery of metals from ore.

The benefit of this added level of effort is reducing project development schedule (eliminating the need for a feasibility study issue). It is estimated that the increased level of effort eliminates approximately 6 to 8 months of schedule by eliminating the need for a feasibility study and enabling the project to proceed to design and construction execution following board approvals and construction permit authorization.

Ağı Dağı Schedule Highlights

PFS Completed – Q2 2012

Water Protocol Planned for – Q2 2012

EIA Permit Approvals – Q2 2013

Eng. / Construction Q4 2013

Long Lead Procurement – Q1 2014

FEED Engineering – Q3 2012

Construction Start – Q1 2014

Gold Pour – Q4 2016

Closure Plan

The closure planning for the Ağı Dağı and the Kirazlı mine sites will be consistent with accepted closure guidelines for mines in Turkey and will follow the best practices and guidelines for mines in other parts of the world where heap leach operations are found.

The reclamation and closure plan will be part of the EIA studies and submitted to Turkish Ministry of Environment and Urbanization.

Kirazlı Schedule Highlights

PFS Completed – Q2 2012

Water Protocol Planned for – Q2 2012

EIA Permit Approvals – Q1 2013

Eng. / Construction – Q1 2013

Long Lead Procurement – Q1 2013

FEED Engineering – Q3 2012

Construction Start – Q3 2013

Gold Pour – Q4 2014

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3.	RELIANCE ON OTHER EXPERTS

The QPs, authors of this report, state that the information, opinions, estimates, and conclusions contained herein are based on:

•	Information available at the time of preparing this report

•	Assumptions, conditions, and qualifications as set forth in this report

•	Data, reports, and other information supplied by Alamos and other third party sources

The authors have relied upon information from Alamos and previous reports regarding the Kirazlı and Ağı Dağı prefeasibility study.

The authors of this report have relied on the following non-Qualified Persons in preparation of this 43-101:

Table 3-1 Technical Experts

Corporate Affiliation	Project Responsibility	Reference
Call & Nicholas, Inc.	Pit Slope Stability Analyses	“Pre-feasibility Slope Angles and Fragmentation Distributions for the Baba, Deli and Kirazlı Pits”; Dave Nicholas Dated July 2012
Alamos Gold Inc.	Income Tax Rate Estimate and Incentives	“Alamos Gold Inc_Letter_18072002” to Greg Fisher Dated 26 June 2012
Alamos Gold Inc.	Concession Investments and Financial Analysis Review	“Dogu Biga Madencilik San. Tic. A.S. Summary Balance Sheet (In TL), 01.01.2012 – 31.03.2012” and “Kuzey Biga Madencilik San. Tic. A. S. Summary Balance Sheet (In TL) 01.01.2012 – 31.03.2012
Alamos Gold Inc.	Contract Mining Costs	Alamos Gold “Producer”
Alamos Gold Inc.	Non-disclosure of Reserves	Reliance on Alamos Corporate Management and Corporate Policy for non-disclosure of Reserves
Alamos Gold Inc.	Reservoir Capital and Operating Costs and Land Use fees	Cagin Sen; Alamos Gold “Producer”
DAMA	Contract Mining Cost Estimate Confirmation

Letter to Alamos Gold concerning independent review of contract mining costs in Turkey as they relate to contract mining for Kirazlı and Ağı Dağı Mines, Dated 31 July 2012

“Contract Mining Cost Study Kuzey Biga, Kirazli & Agi Baba”, August 2012

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Corporate Affiliation	Project Responsibility	Reference
Middle East Technical University	Geological Services	Assistance with Fault and Geologic Mapping; Dr. Bora Rojay; Middle East Technical University
Golder Associates	Fault Evaluation	Technical Memorandum, Results of an Initial Geomorphic and Geologic Evaluation of Potential Quaternary Faulting in the Vicinity of Alamos Gold Project, Turkey; Dr. Don West
Golder Associates	Seismic Hazard	Seismic Hazard Analysis, Ağı Dağı and Kirazlı Prospect Sites Biga Peninsula Turkey; Dr. Alan Hull; May 2012
Golder Associates	Groundwater Modeling	2011 Climate Baseline Update for Ağı Dağı and Kirazlı Mine Developments Alamos Gold, Turkey; Esra Sen
Golder Associates	Surface and Storm Water Hydrology	“Prefeasibility Cost Estimate for Water Management Infrastructure: Agi Dagi and Kirazli Gold Projects, Turkey”; Dr. Robert Millar; Dated May 25, 2012
Golder Associates	Environmental Studies, Permitting and Social or Community Impact	20.0 Environmental Studies, Permitting and Social or Community Impact; James Frolich, REA
Hidrokon	Water Reservoir Design and Costs	“Kuzey Biga Mining Operations Reservoir Water Supply”; Ahmet Süleyman ÜNSAL

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4.	PROPERTY DESCRIPTION AND LOCATION

The description and discussion of concession licenses and land ownership included in this chapter are based on the pertinent information provided by Alamos.

4.1 Location

The Ağı Dağı/Kirazlı Gold Project is located in the Çanakkale Province in the Biga Peninsula of Northwestern Turkey (see Figure 4-1). The project includes the Ağı Dağı Gold Property and the Kirazlı Gold Property, situated 19 km to the northwest. Details on both properties are given in the following sections.

Figure 4-1 Location Map – Ağı Dağı / Kirazlı Gold Projects

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

4.2 Concessions

4.2.1 Kirazlı

The Kirazlı Gold Property (“Kirazlı”) is accessible by a 3 km dirt road from the village of Kirazlı which in turn is located 40 km south of the regional capital of Çanakkale.

The property consists of 1,540.55 hectares of mineral tenure in two contiguous licenses (Table 4-1 and Figure 4-2) covering a prominent northwest trending ridge with 500 meters of relief. Both concessions are classified as operation licenses, transferred from exploration licenses.

Table 4-1 Kirazlı Gold Property - Mineral Tenure

No.	Acq. Date	License Area (ha)	License No.	Due Date	Owned By	Type
1	13.10.2009	979.30	62075	13-Oct-19	Doğu Biga	OPERATION
2	03.03.2011	561.25	57863	3-Mar-21	Doğu Biga	OPERATION

The concession boundary map for Kirazlı is shown in Figure 4-2 below.

Alamos acquired the Kirazlı Property simultaneously with the acquisition of Ağı Dağı, by way of purchase of the Turkish subsidiary which held Kirazlı, Doğu Truva Madencilik Sanayi Ticaret Limited Şirketi (Doğu Truva). Following the acquisition, Doğu Truva was renamed Doğu Biga Madencilik San. Tic. AŞ. (Doğu Biga).

The Kirazlı Property includes the following resource areas and exploration targets:

•	Kirazlı

•	Rockpile (exploration target)

•	İri (exploration target)

•	Çatalkaya (exploration target)

The Kirazlı mine project site is located in Mining Operation License No. 62075 issued by MIGEM, Turkish General Directorate of Mining Affairs. This operation license covers an area of 979.3 hectares. It was obtained on October 13, 2009 by Doğu Truva and is valid through October 13, 2019. The operation license is held by Doğu Biga and Polimetal Madencilik under option by Doğu Biga.

Part of the Kirazlı project footprint is located on Polimetal concession consisting of Mining Operation License No. 57607 of 1891.67 hectares. In July 2011 Doğu Biga and Polimetal signed an agreement for the lease and an option to earn a 100% interest for the mining license No. 57607.

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Temporary Article #16 of Turkish Mining Law defines the due date for obtaining the operating permit for operation license No. 62075 (to be given by MIGEM) as October 13, 2012. Operating permit requirements are the following:

•	EIA approval

•	Land use permit

•	License to start and operate a business

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Figure 4-2 Kirazlı Concession Boundary

Waste Rock Storage Area -2
Open Pit
Leach Pad
Top Soil
ADR Plant
Pond
Conveyor Belt
Crusher
Settlement
LICENSE_NO
57863
62075
Option with Polimetal (57607)
License No 57863
License No 62075
Option with Polimetal 57607
Option with Polimetal 57607
Option with Polimetal 57607
ED50 UTM Zone 35 (N)
ALAMOS GOLD
Kirazlı EIA
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4.2.2 Ağı Dağı

The Ağı Dağı Gold Property is accessible by forestry roads from the village of Söğütalan from the north, Karaköy from the west, and Kızılelma from the south. Ağı Dağı is approximately 65 km from the regional capital of Çanakkale, and 19 km to the southeast of the Kirazlı Gold Property described above.

The property consists of a total of 10,525.04 hectares of mineral tenure, currently (June 20, 2012) comprised of 11 contiguous licenses (Table 4-3 and Figure 4-3) covering a prominent ridge with 900 meters of relief. The Ağı Dağı site includes the Baba and Deli ore deposits which will be mined by open pit method. The pits are at elevations of 725-910 and 535-740 masl, respectively.

Table 4-2 Ağı Dağı Gold Property – Mineral Tenure

No.	Acq. Date	License Area (ha)	License No.	Due Date	Owned By	Type
1	13.10.2009	288.36	61832	13-Oct-19	Kuzey Biga	OPERATION
2	02.05.2011	1405,15	201001554	2-May-21	Kuzey Biga	OPERATION
3	09.12.2009	2338.00	77358	9-Dec-14	Kuzey Biga	OPERATION
4	09.12.2009	2288.72	40912	9-Dec-14	Kuzey Biga	OPERATION
5	13.11.2007	18.84	200710049	13-Nov-12	Kuzey Biga	EXPLORATION
6	13.11.2007	93.92	200710050	15-Nov-12	Kuzey Biga	EXPLORATION
7	23.11.2009	58.10	200906056	23-Nov-12	Kuzey Biga	EXPLORATION
8	23.11.2009	257.46	200906055	23-Nov-12	Kuzey Biga	EXPLORATION
9	25.04.2012	1706.32	201200477	25-Apr-19	Kuzey Biga	EXPLORATION
10	25.04.2012	1977.20	201200478	25-Apr-19	Kuzey Biga	EXPLORATION
11	25.04.2012	1498.12	201200479	25-Apr-19	Kuzey Biga	EXPLORATION

Licenses as of 30 June 2012

A two percent Net Smelter Return Royalty in favor of Franco Nevada Corp. is registered against part of the property.

Alamos acquired the Ağı Dağı Property simultaneously with the acquisition of Kirazlı, by way of purchase of the Turkish subsidiary which held Ağı Dağı, Kuzey Truva Madencilik Sanayi Ticaret Limited Şirketi (Kuzey Truva). Following the acquisition, Kuzey Truva was renamed Kuzey Biga Madencilik San. Tic. AŞ. (Kuzey Biga).

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The Ağı Dağı site includes the following mineralized zones and exploration targets:

•	Baba

•	Deli

•	Fire Tower

•	Çamyurt

•	Ihlamur (exploration target)

•	Tavşan (exploration target)

•	Ayı tepe (exploration target)

The two concessions where the Ağı Dağı project features are located are detailed below in Table 4-3.

Table 4-3 Location of Ağı Dağı Project Features

Location	License Start Date	License No.	License End Date	Due Date for Operation Permit	Project Features in License Area
ÇAN-BARDAKÇILAR	12/9/2009	77358	12/9/2014	12/9/2012	Deli Pit, North Dump, North HLF
ÇAN	12/9/2009	40912	12/9/2014	12/9/2012	Baba Pit

Licenses as of 30 June 2012

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Figure 4-3 Ağı Dağı Concession Boundaries

Altınzeybek Reservoir
Open Pits
Heap Leach
Waste Rock Storage Area
Event Pond
Top Soil Storage
Settlement
LICENSE_NO
40912
61832
77358
200710049
200710050
200906055
200906056
201001554
201200477
201200478
201200479
License No 201200479
License No 200906056
License No 200710050
License No 200906056
License No 200710049
License No 201200477
License No 200906055
License No 77358
License No 200906055
License No 40912
License No 201001554
License No 201200478
License No 201001554
License No 77358
License No 61832
License No 61832
License No 61832
License No 201001554
License No 201001554
License No 201001554
ALTINZEYBEK RESERVOIR
*ED50 UTM Zone 35 (N)
0 1 2 4 km
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4.3 Land Ownership

There are two types of land ownership in Turkey:

•	State Land (Treasury, Forestry, Pasture, Military, etc.)

•	Private Land

The Kirazlı and Ağı Dağı properties include both state and private land. The majority of the project feature footprints are located in state forestry land which requires forestry permitting prior to construction activities. Tables 4-4 and 4-5 summarize the project feature locations with respect to forestry and non-forestry land for the Kirazlı and Ağı Dağı projects, respectively. Forestry permitting requirements is explained in the following section.

Table 4-4 Land Ownership – Kirazlı Project Features

Project Unit	Area (ha)	Non-Forestry Land	Forestry Land
Waste Rock Storage Area	82.96	0.00	82.96
Leach Pad	54.67	0.00	54.67
Top Soil Stockpile - 1	12.63	5.13	7.50
Top Soil Stockpile - 2	12.56	0.54	12.02
Top Soil Stockpile - 3	12.73	1.80	10.93
Overland Conveyor	1.48	0.00	1.48
Agglomerator	0.15	0.00	0.15
Crushing Unit	1.04	0.00	1.04
Open Pit 1	57.59	0.00	57.59
Open Pit 2	1.19	0.00	1.19
Open Pit 3	2.93	0.00	2.93
Event Pond -1	4.82	0.00	4.82
ADR Plant	0.61	0.00	0.61
Stockpile	0.43	0.00	0.43
Access Road	4.34	0.00	4.34
Total	250.14	7.47	242.67
	%	3	97

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Table 4-5 Land Ownership – Ağı Dağı Project Features

Project Unit	Area (ha)	Non-Forestry Land	Forestry Land
Waste Rock (N)	74.31	0.00	74.31
Top Soil Storage (NW)	14.64	2.33	12.31
Top Soil Storage (NE)	14.23	0.00	14.23
Heap Leach (NW)	98.47	13.94	84.53
Event Pond 1	0.64	0.00	0.64
Event Pond 1	1.60	0.00	1.60
Event Pond 1	4.21	0.00	4.21
Deli Pit (N)	10.49	0.00	10.49
Deli Pit (S - Main)	79.73	0.00	79.73
Baba Pit (S - Main)	58.30	0.00	58.30
Baba Pit (NE)	3.34	0.00	3.34
Baba Pit (SW)	6.21	0.00	6.21
Event Pond 2	4.70	0.00	4.70
Event Pond 1	1.56	0.00	1.56
ADR Plant	0.34	0.00	0.34
Top Soil Storage (SW)	19.24	0.00	19.24
ADR Plant	0.13	0.08	0.05
Explosive Magazine	0.93	0.00	0.93
Conveyor	0.03	0.00	0.03
Conveyor	0.11	0.00	0.11
Conveyor	0.03	0.00	0.03
Conveyor	0.23	0.00	0.23
Total	393.45	16.35	377.10
	%	4	96

Permits for mining projects in state forestry land are regulated by Forestry Law No.6831 and Regulation for Article 16 of Forestry Law (Regulation No.27715) of the Ministry of Forestry and Water Affairs.

In line with laws and regulations in force, open-pits and facilities (access roads, pipelines, communication lines, electricity transmission, conveyors, stockpiles, dump sites, HLFs, explosives magazine, etc.) of Ağı Dağı and Kirazlı projects will be permitted under separate applications.

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Forestry permit application for the projects requires the following:

•	Official Application Letter

•	EIA Approval from Ministry of Environment and Urbanization

•	Operating Permit (from MIGEM)

•	Mining License (Operation licenses)

•	1/25000 scale topographic maps of the project area

•	Forestry stand maps

•	1/1,000 scale project layout

•	Coordinates of the area requested

•	Forestry Cadastral Map

•	Archeological / Cultural Protection Area Clearance (by Çanakkale Directorate of Culture and Tourism)

•	Rehabilitation project*

•	Draft design of pits and facilities

•	Application Fees**

*	Rehabilitation project will be prepared prior to forestry permit application and submitted together with the EIA reports. Technical monitoring reports will be prepared by Kuzey Biga and Doğu Biga annually and submitted to Regional Directorate of Forestry (Forestry) in line with Regulation No. 27715. Forestry will audit and approve the compliance of mining operations with the rehabilitation projects submitted.
**	Application fees include the following:

•	Re-forestation Fee (one-time fee)

•	Land use Fee (to be paid annually)

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Table 4-5 Land Ownership – Ağı Dağı Project Features

Project Unit	Area (ha)	Non-Forestry Land	Forestry Land
Waste Rock (N)	74.31	0.00	74.31
Top Soil Storage (NW)	14.64	2.33	12.31
Top Soil Storage (NE)	14.23	0.00	14.23
Heap Leach (NW)	98.47	13.94	84.53
Event Pond 1	0.64	0.00	0.64
Event Pond 1	1.60	0.00	1.60
Event Pond 1	4.21	0.00	4.21
Deli Pit (N)	10.49	0.00	10.49
Deli Pit (S - Main)	79.73	0.00	79.73
Baba Pit (S - Main)	58.30	0.00	58.30
Baba Pit (NE)	3.34	0.00	3.34
Baba Pit (SW)	6.21	0.00	6.21
Event Pond 2	4.70	0.00	4.70
Event Pond 1	1.56	0.00	1.56
ADR Plant	0.34	0.00	0.34
Top Soil Storage (SW)	19.24	0.00	19.24
ADR Plant	0.13	0.08	0.05
Explosive Magazine	0.93	0.00	0.93
Conveyor	0.03	0.00	0.03
Conveyor	0.11	0.00	0.11
Conveyor	0.03	0.00	0.03
Conveyor	0.23	0.00	0.23
Total	393.45	16.35	377.10
	%	4	96

Permits for mining projects in state forestry land are regulated by Forestry Law No.6831 and Regulation for Article 16 of Forestry Law (Regulation No.27715) of the Ministry of Forestry and Water Affairs.

In line with laws and regulations in force, open-pits and facilities (access roads, pipelines, communication lines, electricity transmission, conveyors, stockpiles, dump sites, HLFs, explosives magazine, etc.) of Ağı Dağı and Kirazlı projects will be permitted under separate applications.

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Forestry permit application for the projects requires the following:

•	Official Application Letter

•	EIA Approval from Ministry of Environment and Urbanization

•	Operating Permit (from MIGEM)

•	Mining License (Operation licenses)

•	1/25000 scale topographic maps of the project area

•	Forestry stand maps

•	1/1,000 scale project layout

•	Coordinates of the area requested

•	Forestry Cadastral Map

•	Archeological / Cultural Protection Area Clearance (by Çanakkale Directorate of Culture and Tourism)

•	Rehabilitation project*

•	Draft design of pits and facilities

•	Application Fees**

*	Rehabilitation project will be prepared prior to forestry permit application and submitted together with the EIA reports. Technical monitoring reports will be prepared by Kuzey Biga and Doğu Biga annually and submitted to Regional Directorate of Forestry (Forestry) in line with Regulation No. 27715. Forestry will audit and approve the compliance of mining operations with the rehabilitation projects submitted.
**	Application fees include the following:

•	Re-forestation Fee (one-time fee)

•	Land use Fee (to be paid annually)

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5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Based upon available information there are sufficient surface rights for mining and processing operations. Adequate sources of water, power, and skilled personnel are available to make the project feasible.

5.1 Location

The Ağı Dağı and Kirazlı Projects are both located in Biga Peninsula of northwestern Turkey (Figure 5-1). Both properties are located within the administrative boundaries of Çanakkale Province which is the nearest large metropolitan center to both sites. The Kirazlı Project site is located approximately 30 km to the southeast of Çanakkale and Ağı Dağı Project site is located 25 km to the southeast of Kirazlı.

5.2 Accessibility, Infrastructure, and Services

The major roads connecting Çanakkale to neighboring cities and to its districts are shown in Figure 5-1. The Kirazlı site can be accessed directly from Çanakkale and the Ağı Dağı site can be accessed either from Çanakkale via Kirazlı or from Çan. All main roads are asphalt-paved and both mine sites can be reached by forestry (dirt) roads from then on. In addition to roads, the region is well-serviced with electricity and transmission lines. There is a large coal-fired power plant within the boundaries of Çan District, 15-20 km from the Ağı Dağı and Kirazlı sites. All villages in the Çanakkale province are connected to the national electrical grid. The total capacity of distribution substations is 617 MVA in the province (Çanakkale Governorship, www.canakkale.gov.tr).

The Çanakkale Airport, which became operational in 1995, is located at about 5 km distance from the city center. The Çanakkale Airport provides both civil and military service, and has a capacity of 3 planes, 2 runways, and 2 taxi routes. (Çanakkale Governorship, www.canakkale.gov.tr).

There is also a small airport in Gökçeada Island, consisting of one runway and one taxiway, serving for humanitarian aid purposes. (Çanakkale Governorship, www.canakkale.gov.tr).

Since 2009, Turkish Airlines has flown to Çanakkale from Istanbul 3 days a week, on Tuesdays, Thursdays and Sundays (www.turkishairlines.com).

BoraJet also provides flights from Çanakkale to İstanbul, Ankara, Diyarbakır, and Siirt (www.borajet.com.tr/tarifeler.aspx).

Sea transport between Çanakkale-Eceabat, Lapseki-Gelibolu, Bozcaada-Yükyeri and Çanakkale-Gökçeada is provided every half-hour daily by GESTAŞ, with vessels owned by the Special Provincial Administration. In addition, ferry services are provided by private sector companies between Çanakkale-Kilitbahir and Lapseki-Çardak. (Çanakkale Governorship, www.canakkale.gov.tr).

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İDO (İstanbul Seabus Co.) provides fast ferry cruises between Yenikapı (İstanbul) – Bandırma (Balıkesir) 3 times a day (www.ido.com.tr).

There are marine ports at Çanakkale Merkez (city center), Eceabat, Gelibolu, Lapseki, Ezine-Geyikli Yükyeri, Bozcada, Gökçeada, Çardak, and Kabatepe. In addition, there is the Çanakkale Kepez Port which recently became operational. Akçansa Cement Factory has a port in Ezine, and İçdaş one in Biga. (Çanakkale Governorship, www.canakkale.gov.tr).

5.3 Climate

Çanakkale, where Kirazlı and Ağı Dağı mine sites are located, is within the Marmara climate zone, which is a transition region between Mediterranean, Black Sea and, to an extent, continental climates. Areas along the coast of Çanakkale have Mediterranean climate characteristics: winters are warm and rainy, summers are dry and hot. The typical vegetation of this climate type is maquis/scrub. Inner and higher regions, especially north-facing sides of the hills, have Black Sea climate type. This climate type receives rain in all seasons; in fall rains are the heaviest and in spring they are the lightest. Typical vegetation of the Black Sea climate is mountain forests. In more inner regions, continental climate is dominant. Snowfall has been observed at high elevations, which includes the locations of the mine sites; however snow cover is expected to be only intermittent during the winter period.

The average annual temperature is 15oC at Çanakkale weather station (DMI) which is currently the only active regional long-term station. In general, the hottest temperatures in the region occur on the coast (Çanakkale). Temperatures tend to drop with distance inland and with increasing elevation. The highest temperatures are observed in the month of July, while the coldest temperatures occur in January. The average annual rainfall is approximately 580 mm at Çanakkale DMI station. The highest precipitation amounts are observed in the months of November and December, whereas the lowest precipitation amounts occur in July and August. Precipitation amounts tend to decrease from the northeast to southwest direction, with distance inland.

To collect site-specific data, two automatic meteorology stations were erected in May 2007, one next to the Kirazlı fire tower and the other next to the Ağı Dağı fire tower (SRK 2008a and 2008b). KBM has also installed additional stations in 2010 for data verification. In 2010 and 2011 additional data was collected on snowpack and precipitation in support of the project water balance. Climate and meteorology is further discussed in Section 20 for the region, and for the Kirazlı and Ağı Dağı sites. The climate update study also provided input to engineering design and closure planning of the proposed projects regarding extreme precipitation events at the two project sites.

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Figure 5-1 Location of Kirazlı and Ağı Dağı Mine Sites in Turkey

30 June 2012

5.4 Physiography

Elevations rise rapidly from zero to 250-500 masl within 5 to 10km inland from the Çanakkale coast. Both Kirazlı and Ağı Dağı mine sites are located at higher elevations, varying between 550 and 950 masl. The dominant vegetation type is forest. The main surface water flows observed in the Kirazlı and Ağı Dağı project areas are Koca Creek and Menderes Creek; many seasonal creeks have intermittent flows and are tributaries of these larger creeks.

Population and agricultural activity is concentrated in the valleys, whereas stock-breeding is the predominant economic activity in the highlands that are generally forested. Both Kirazlı and Ağı Dağı project areas are located in forested highlands that are owned and managed by the State.

5.5 Kirazlı

5.5.1 Location and Accessibility

The Kirazlı concession is located within the boundaries of Çanakkale central district and Bayramic District (Figure 5-2). The closest metropolitan center to the Kirazlı project site is Çanakkale. Kirazlı and Cazgırlar are the villages closest to the Kirazlı project site, at about 1.5 km and 4 km distance respectively from the nearest project unit (Figure 5-3). Kirazlı project site is located partly (around 35% of the footprint area) within the license area belonging to Polimetal Madencilik. A partnership agreement has been signed with Polimetal Madencilik on 21 July 2011 allowing Doğu Biga to use this license area.

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Figure 5-2 Satellite Image Showing the License Areas of Kirazlı Project and District Boundaries

Canakkale
CAN
YENICE
BAYRAMIC
EZINE
AYVACIK
EDREMIT
HAVRAN
* ED50 UTM Zone 35 (N)
Province
District
Province Boundary
District Boundary
License Area
ALAMOS GOLD
Kirazli EIA
Satellite Imagery
District Boundaries
CG
SD
SD
31.05.2012
A3
16.01.02.033
v02
Golder Associates

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Figure 5-3 Topographical Map Showing Kirazlı Project Units and Settlements in Vicinity

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Kirazlı and Ağı Dağı Gold Project	Form 43-101

Access from Çanakkale to Kirazlı Village is via 40 km of paved two lane road. Access from Kirazlı Village to the Kirazlı project area is along 3 km of well-maintained dirt road which also provides access to other villages.

5.5.2 Physiography

Kirazlı Dağı (Kirazlı Mountain) forms one of the most prominent hills in the region with a maximum elevation of 811 masl (Figure 5-4). Relief in the area is approximately 250 m with slopes generally not exceeding 25-30%. Vegetation consists of mostly scrub oak and various shrubs up to 3 m in height. Isolated stands of 20 to 30 year old pines are also present. Large areas along the western side of the property have been stripped of the vegetation and replanted with pine seedlings.

Figure 5-4 View of Kirazlı Site, Looking NW

5.6 Ağı Dağı

5.6.1 Location and Accessibility

Most of Ağı Dağı concession is located in the Çan District, and the rest is located in neighboring Bayramic and Yenice districts (Figure 5-5). The largest and closest district center to the Ağı Dağı project site is Çan, located about 15 km north-northeast. Söğütalan and Kızılelma are the villages closest to the Ağı Dağı project site, at about 1 km and 1.5 km distance respectively from the nearest project unit (Figure 5-6). Karaköy, Cicikler, Bilaller and Bardakcilar villages are also near the Ağı Dağı property.

Ağı Dağı site can be accessed either from Çanakkale via Kirazlı or from Çan. Access from Kirazlı Village and from Çan is by paved two lane roads. The Ağı Dağı property can be reached from the villages of Söğütalan, Kızılelma and Karaköy by forest (dirt) roads. The drilling camp is located in the village of Söğütalan at the base of the Ağı Dağı project area.

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Figure 5-5 Satellite Image Showing the License Areas of Ağı Dağı Project and District Boundaries

Çanakkale
ÇAN
YENİCE
BAYRAMİÇ
EZİNE
AYVACIK
EDREMİT
HAVRAN
N
W
E
S
Province
District
License Area
Province Boundary
District Boundary
* ED50 UTM Zone 35 (N)
450000
460000
470000
480000
490000
500000
510000
520000
4440000
4430000
4420000
4410000
4400000
4390000
4380000
ALAMOS GOLD
Ağıdağı EIA & Water Supply Project
Satellite Imagery
District Boundaries
CO
SD
SD
A3
16.01.02.054
v02
Golder Associates

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Figure 5-6 Topographical Map Showing Ağı Dağı Project Units and Settlements in Vicinity

Open Pits
Heap Leach
Waste Rock Storage Area
Event Pond
Top Soil Storage
Settlement
LICENSE_NO
40912
61832
77358
200710049
200710050
200906055
200906056
201001554
201200477
201200478
201200479
0 1 2 4 km
ALAMOS GOLD
Agi Dagi EIA
License Map
A3
1:70.000
21.06.2012
16.01.02.1112
v03
Golder Associates
ED50 UTM Zone 35 (N)

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5.6.2 Physiography

The Ağı Dağı (Agi Mountain) is a prominent topographic feature high trending in a northeast direction for a distance of 5 km (Figure 5-7). The elevation of the ridge line varies from greater than 900 masl at the southwest end to about 700 masl at the northeast end.

Figure 5-7 View of Ağı Dağı Site, Looking SE

30 June 2012

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6.	HISTORY

This section describes the history of the Ağı Dağı – Kirazlı Gold Projects since the 2010 acquisition by Alamos. For a description of the project history prior to 2010, the reader is referred to the “Technical Report on the Ağı Dağı – Kirazlı Gold Projects, Çanakkale Province; Republic of Turkey” (“Technical Report”) by K. D. Engineering, dated 12 March 2010.

Work activities of Alamos are reported here include the 2010 and 2011 program. The history is current to March 31, 2011, for drill programs, and September 15, 2011, for other programs.

6.1 Kirazlı

2010

Alamos analyzed 5,247 selected pulps from Teck Cominco’s Kirazlı core samples for hot cyanide soluble gold (“AuCN”) at ACME laboratory in Chile to confirm assay results provide a preliminary review of possible recoveries by cyanide leaching.

All prior forestry permits for roads and drilling platform had lapsed prior to the acquisition of the project. Alamos was required to apply for new Forestry permits, but the process was delayed by the revision of the Turkish Mining Law. The Kirazlı forestry permits were finally granted in August, 2010.

The Kirazlı 2010 drilling program started on August 30. A total of 4,375.30 meters of drilling was completed in 2010 including:

•	604.60 meters for metallurgical testing with five core holes 10-KD-120, 10-KD-121, 10-KD-121A, 10-KD-125 and 10-KD-126;

•	1,164.00 meters for pit stability testing with eight core holes 10-KD-122, 10-KD-123, 10-KD-124, 10-KD-127, 10-KD-128, 10-KD-129, 10-KD-129A and 10-KD-133;

•	2,606.70 meters for minable resource infill with sixteen core holes from 10-KD-130 to 10-KD-145 with the exception of 10-KD-133.

The metallurgical samples were selected by consultant Allen Anderson, and the selected intervals were sent in sealed drums to Kappes, Cassiday & Associates of Reno, Nevada for testing. Geotechnical logging of the pit stability drill holes was conducted by Calls and Nicholas from Tucson, Arizona or by Golder Associates Turkey under a protocol from Calls and Nicholas. All drill holes were logged and sampled for gold and silver assays and multi-elementary ICP analysis by the Alamos team.

Additionally, a total of 136 surface channel samples were collected within the area of the Kirazlı preliminary open pits outline from the “Technical Report”. They allowed the selection of one metallurgical bulk sample in the southern part of the Kirazlı orebody that was sent in a sealed drum to the same laboratory in June.

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In May, a topographic map with 5 m contours and a Digital Elevation Model were derived from Aster satellite imagery by Solucion Geographica Digital, a Mexican company that had done similar work for the Mulatos gold mine area.

In May, Nick Asbury and Lance Bacon, geotechnical engineers from Calls & Nicholas, completed surface cell mapping for pit slope stability at Kirazlı.

In September, the Rock Pile area was mapped in preparation for a future drill program. A total of 56 rock samples were collected to check prior results from Teck and from previously unsampled outcrops. Alteration was determined for 18 rocks with the ASD spectrometer.

In September, Nick Asbury, geotechnical engineer from Calls & Nicholas, did some mapping for pit stability at Kirazlı.

In October, Prof. Bora Rojay and Assoc. Prof. Dr. Lutfi Suzen from Middle East Technical University, Ankara, Turkey subcontracted by Golder & Associates released a report on the regional geology of the Kirazlı Prospect. Jorge Ortega, Alamos’s geologist, reviewed all core from previous operators to revise the geological interpretation of the Kirazlı deposit.

In November, the Kirazlı area was flown and detailed air photos were taken in view of completing a detailed topographic survey of the Kirazlı area by photogrammetry.

In November, Robert de l’Etoile, an independent consultant from SGS spent five days on the project with Marc Jutras, Director of Mineral Resources for Alamos, as part of an audit before the year-end minable resource calculations. Databases, core, geological models were reviewed and the field was visited. One objective of the site visit was to collect independent control samples for recent drill core. A total of 10 samples were collected at Kirazlı.

In December, two Golder geotechnical engineers, Russ Browne and Mike Klein, completed geotechnical investigations in three test pits in the proposed infrastructure areas at Kirazlı.

2011

The Kirazlı 2011 drilling program started on January 5 and was completed on March 7. A total of 1,919.65 meters of drilling was completed in 2011 including:

•	1,863.40 meters for minable resource infill with eighteen core holes from 11-KD-146 to 11-KD-160A.

•	56.25 meters for geotechnical testing of planned waste rock facility with three auger/core holes from 11-KD-161 to 11-KD-163.

In February, all topographic maps made by photogrammetry from air photos collected in November 2010 were completed. The consultant, Arda Arcasoy, also prepared a DEM model of the topography.

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In February-March, all cores from the project were reviewed by the Alamos geologists to further revise the geological interpretation of the Kirazlı deposit.

In the second quarter of 2011, Marc Jutras, Alamos’s Director of Mineral Resources completed the prefeasibility minable resource calculations using databases and geological models provided on March 31.

In June-July, the main Kirazlı deposit area was re-mapped by Jorge Ortega in an attempt to unify drill information and surface mapping. A total of 181 outcrops were visited with identification of lithology and alteration followed by confirmation of alteration by ASD spectrometry. A new geology and alteration map was prepared with the help of drill collar ASD interpretations in the logs.

6.2 Ağı Dağı

2010

Alamos analyzed 5,775 selected pulps from Teck Cominco’s Baba and Deli core samples for hot cyanide soluble gold (“AuCN”) at ACME laboratory in Chile to confirm assay results and get a preliminary confirmation of probable recoveries by cyanide leaching.

Following the acquisition of the project, Alamos started drilling on existing forestry permits. New Forestry applications were delayed by the revision of the Turkish Mining Law that was taking place at the time. The new Ağı Dağı forestry permits were finally granted after September, 2010.

The 2010 Ağı Dağı drill program started on March 20. A total of 17,160.90 meters of drilling was completed in 2010 including:

•	372.80 meters for metallurgical testing at Baba with 3 core holes: 10-AD-354, 10-AD-355 and 10-AD-356;

•	651.20 meters for pit stability testing at Baba, those were also used for metallurgical testing with 4 core holes: 10-AD-365; 10-AD-367; 10-AD-370 and 10-AD-375.

•	744.60 meters for pit stability testing at Baba with 4 core holes: 10-AD-368; 10-AD-369; 10-AD-372 and 10-AD-374.

•	1,808.60 meters for metallurgical testing at Deli with 9 core holes: 10-AD-357; 10-AD-358; 10-AD-361; 10-AD-366; 10-AD-373; 10-AD-377; 10-AD-377A; 10-AD-384 and 10-AD-388.

•	1,266.40 meters for pit stability testing at Deli with 6 core holes: 10-AD-371; 10-AD-378; 10-AD-381; 10-AD-382; 10-AD-385; and 10-AD-386.

•

6,299.10 meters of infill and definition drilling at Baba with 35 core holes: 10-AD-359; 10-AD-360; 10-AD-362 to 10-AD-364; 10-AD-376; 10-AD-379; 10-AD-380; 10-AD-383; 10-AD-387; 10-AD-390; 10-AD-393 and 10-AD393A; 10-AD-399; 10-AD-400; 10-AD-402; 10-AD-412; 10-AD-421; 10-AD-424; 10-AD-426 to 10-AD-429; 10-AD-431 to 10-AD-433; 10-AD-435 to 10-AD-440; 10-AD-442; 10-AD-445 and 10-AD-448.

•

4,755.00 meters of infill and definition drilling at Deli in 29 core holes: 10-AD-389 and 10-AD-389A; 10-AD-391 and 10-AD-392; 10-AD-394 to 10-AD-398; 10-AD-401; 10-AD-404 to 10-AD-407; 10-AD-413 to 10-AD-415A; 10-AD-418; 10-AD-425; 10-AD-430; 10-AD-434 and 10-AD-434A; 10-AD-441; 10-AD-443 and 10-AD-444; 10-AD-446 and 10-AD-447.

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•	1,028.50 meters of infill and definition drilling at Deli with 11 RC holes: 10-A-403; 10-A-408 to 10-A-411; 10-A-416 and 10-A-417; 10-A-419 and 10-A-420; 10-A-422 and 10-A-423.

•	84.25 meters for Infrastructure in the north dump area with 6 auger/core holes: 10-AD-449 to 10-AD-453 and 10-AD-452A.

•	150.45 meters for Infrastructure in the leach pad area with 6 auger/core holes: 10-AD-454 to 10-AD-459.

The metallurgical samples were selected by Allen Anderson with geology and assay results and the selected intervals were sent in sealed drums to Kappes, Cassiday & Associates in Reno, Nevada for testing. Geotechnical logging of the pit stability drill holes was done by Calls and Nicholas from Tucson, Arizona or by Golder Associates Turkey under a protocol from Calls and Nicholas. All drill holes were logged and sampled for gold and silver assays and multi-elementary ICP analysis by the Alamos team.

Additionally, a total of 175 surface channel samples were collected from trenches in the Baba and Deli preliminary open pits outlines. They allowed the selection of two surface metallurgical bulk sample in the Deli orebody and two more in the Baba orebody that were sent in sealed drums to the same laboratory.

In May, a topographic map with 5 m contours and a Digital Elevation Model were derived from Aster satellite imagery by Solucion Geographica Digital, a Mexican company that had done similar work for the Mulatos gold mine area.

In May, Nick Asbury and Lance Bacon, geotechnical engineers from Calls & Nicholas, completed surface cell mapping for pit slope stability at Ağı Dağı.

In June, Russ Browne, Golder geotechnical engineer, completed geotechnical investigations in test pits in the proposed infrastructure areas at Ağı Dağı.

In August, Prof. Bora Rojay and Assoc. Prof. Dr. Lutfi Suzen from Middle East Technical University, Ankara, Turkey subcontracted by Golder & Associates released a report on the regional geology of the Ağı Dağı Prospects.

In August-September, Anna Fonseca, consultant geologist, reviewed all core from previous operators and Alamos to revise the geological interpretation of the Baba and Deli deposits.

In October, Anna Fonseca, geological consultant submitted a petrographic report on the Ağı Dağı deposits.

In November, the Ağı Dağı area was flown and detailed air photos were taken in view of completing a detailed topographic survey of the Ağı Dağı area by photogrammetry. In December, two Canadian surveyors completed detailed ground topographic maps of the Ağı Dağı infrastructures.

In November, Robert de l’Etoile, an independent consultant from SGS spent five days on the project with Marc Jutras, Director of Mineral Resources for Alamos as part of an audit before the year-end minable

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resource calculations. Databases, core, geological models were reviewed and the field was visited. One objective of the site visit was to take independent control samples for recent drill core. A total of 20 samples were collected at Ağı Dağı.

In November-December, re-mapping of the main Baba and Deli deposit areas by Ramis Baris Kaya and Mehtap Özcan, respectively, was initiated. Updated geology and alteration maps were presented from this work.

2011

The Ağı Dağı 2011 drilling program started in March and none of these holes were included in the minable resource calculations used for the present report. In the second quarter of 2011, Marc Jutras, Alamos’s Director of Mineral Resources completed the prefeasibility minable resource calculations using databases and geological models provided on March 31.

In February-March, all cores from the project were reviewed by the Alamos geologists to further revise the geological interpretation of the Ağı Dağı deposits.

In February, all topographic maps made by photogrammetry from air photos collected in November 2010 were completed. The consultant, Arda Arcasoy, also prepared a DEM model of the topography.

In the summer, mapping of the main Baba and Deli deposit areas was completed and two revised geology and alteration maps were issued using all mapping and drill log information.

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7.	GEOLOGICAL SETTING AND MINERALIZATION

7.1 Regional Structural Setting of the Biga Peninsula

Sections 7.1 and 7.2 of this chapter are reproduced from the “Technical Report on the Ağı Dağı – Kirazlı Gold Projects, Canakkale Province; Republic of Turkey” (“Technical Report”) by K. D. Engineering, dated 12 March 2010. There will be no further reference to this report in the Regional Geology sections.

Turkey consists of crustal fragments assembled by early Tertiary time as the result of southerly directed obduction events that recorded the collision of Gondwana and Laurasia. The Biga Peninsula is located in the western part of the Sakarya tectonic domain which is bounded by the Intra-Pontide suture to the north and the Izmir-Ankara-Erzincan suture to the south. The Biga Peninsula is made up of several northeasterly trending structural domes composed of metamorphosed Paleozoic and Mesozoic basement rocks and intervening, east by northeast trending, extensional basins filled with Paleogene and younger volcanic strata (Figure 7-1). Exotic blocks of eclogite and blueschist occur in a tectonic mélange that forms part of a possibly Permian volcanic-sedimentary complex adjacent to the Kazdag massif north of Küçükkuyu.

The basement rocks were subsequently intruded during the Miocene by a plutonic volcanic arc (now part of the Western Anatolia Volcanic Province), related to the final subduction and closure of the NeoTethys basin in the mid Miocene. This arc comprises Oligocene-early Miocene calc-alkaline granitoid intrusions, and associated volcanism, followed by Late Miocene-Pliocene alkaline volcanism. The arc is believed to have had a neutral to extensional character.

Within the Biga Peninsula, the basement metamorphic rocks occur in three distinct associations:

•

Çamlıca metamorphics composed of a NE–SW-trending strip of quartz-micaschists with calc-schist, quartzite and amphibolite horizons, in the southwest (Okay & Satır 2000a) and Kemer micaschists (Beccaeletto et al. 2007). Early Cretaceous (Aptian) ultramafic rocks, the Denizgören ophiolite (partially serpentinized harzburgite), tectonically overlies these metamorphics to the northwest.

•	Kazdağ Massif consisting of high-grade metamorphic rocks (amphibole-bearing gneisses with marble intercalations, metaophiolite, marble and gneiss); and,

•

Karakaya formation (Bingöl et al. 1975) is mostly represented by Triassic low-grade metamorphics with exotic blocks of Permo-Carboniferous limestones; this unit is initially introduced as it is now known as the Karakaya Complex – strongly deformed and locally metamorphosed pre-Jurassic tectono-stratigraphic orogenic series.

These rocks are, in turn, unconformably overlain by little-deformed Jurassic–Lower Cretaceous sandstones and limestones (Bingöl et al. 1975; Altıner et al. 1991; Okay et al. 1991; Okay et al. 1996; Leven & Okay 1996). The sequence includes: (i) Liassic terrigeneous to shallow marine clastic sedimentary rocks;

(ii) Middle to Upper Jurassic platform-type neritic limestones; (iii) Lower Cretaceous pelagic limestones, and

(iv) Upper Cretaceous–Paleocene volcanic and sedimentary rocks.

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Figure 7-1 Simplified Geological Map of Biga Peninsula Showing Distribution and Age of Different Rock Units

(Ercan et al. 1985, 1995; Genç 1998; Okay & Satır 2000a, b; Karacık & Yılmaz 1998)

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Neogene calc-alkaline plutonic and associated volcanic rocks form the most widespread rock units in the Biga Peninsula. The field relations, geochemical and geochronological data suggest that magmatic activity commenced with intrusion(s) of granitoids, coeval with initial phase of volcanic activity, and continued with the second phase of volcanism. The Oligo–Miocene plutonic rocks can be named as Kestanbol granite, Evciler pluton (granodiorite, quartz monzonite, monzodiorite and quartz diorite), Eybek granodiorite, Ilıca granodiorite, Kozak granodiorite (granodiorite-dominated core enclosed by a ring of more quartz-rich granitic rock) and Karabiga granitoid (granodiorite and quartz-monzonite to granite.

The volcanic rocks of the Biga Peninsula were mapped by Ercan et al. (1995) and they are differentiated, based on lithology and age, into six distinct units: Eocene Balıklıçeşme volcanics, Oligocene Çan volcanics, Late Oligocene Kirazlı volcanics, Early–Middle Miocene Behram volcanics, Middle Miocene Hüseyinfakı volcanics and Late Miocene Ezine basalts (Figure 7-2).

•

Balıklıçeşme Volcanics (Eocene); form the oldest volcanic rocks of the peninsula and crops out in the area between Lapseki and Biga. They are composed of andesitic and dacitic lavas and tuffs with occasional agglomerate.

•

Çan Volcanics (Oligocene); seen in the area around Çan-Etili, Edremit and Canakkale and characterized by widespread outcrops of Oligocene andesitic, dacitic, rhyodacitic lavas and tuffs with occasional agglomerates.

•

Kirazlı Volcanics (Late Oligocene); during its later stages, the nature of Oligocene volcanism in the Biga Peninsula has changed from andesitic (rarely dacitic) to more trachyandesitic and rarely basaltic character; latter occurs in the forming of dikes and local lava flows and forms small exposures commonly along NW–SE-trending faults, suggesting that these faults acted as conduits for the magma to reach the earth surface.

•

Behram Volcanics (Early – Middle Miocene); are composed mostly of andesitic and latitic lavas with rare dacite and rhyodacite; tuffs and ignimbrites are also common. They either occur as lava flows or domes and volcanic necks.

•	Hüseyinfakı Volcanics (Early – Middle Miocene); crop out around Ayvacık, and are represented by basalt and thracyandesite dikes and rare lava flows; they cut the Behram (Assos) ignimbrites.

•

Ezine Basalt (Late Miocene); are latest product of Tertiary volcanism in the Biga Peninsula and are represented by alkaline olivine basalts. They form small exposures and occur commonly as dikes but domal morphologies are also common. They are common along E–W-trending normal faults, suggesting that these fractures played the role of conduits for the magma to reach the surface.

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Figure 7-2 Simplified Geological Map of Biga Peninsula Showing Distribution of Volcanic Rocks

(from Ercan et al. 1995)

7.2 Regional Structural Setting of the Biga Peninsula

The Biga Peninsula is under the influence of active dextral strike-slip faulting and N-S continental extension. The active geologic structures of the region fall, based on their orientation, into three distinct groups: NW–SE-, NE–SW-, E–W-trending faults. Among these, the most prominent faults are a number of NE–SW-trending dextral strike-slip fault systems that represent the branches of the North Anatolian Fault Zone (NAFZ) in the Biga peninsula; some of these faults are known as Yenice-Gönen and Etili faults.

The second group is E-W trending normal faults and commonly occur along the northern margin of Gulf of Edremit and along the southern margin of Lake Manyas. There are less prominent NW-SE trending faults which are interpreted as synthetic Riedel shears of NAFZ.

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Figure 7-3 Simplified Neotectonic Map of Turkey Showing Major Neotectonic Structures

(Bozkurt 2001); (b) major neotectonic structures of Biga Peninsula (from Okay & Satır 2000b; Bozkurt 2001; Kaymakçı et al. 2007)

Similarly trending faults played important roles during Oligocene–Miocene volcanism in the region; this suggests that many of the active faults are in fact reactivated structures dating back to Oligocene. NE–SW-trending faults controlled both the sedimentation and volcanic activity during Oligocene–Early Miocene period where so-called lower volcanic association and coeval sediments were deposited. NW–SE-trending faults formed the main pathway for trachyandesitic and rarely basaltic magmas during the formation of Kirazlı volcanics (Figure 7-3).

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7.3 Geology of the Kirazlı Property

The Kirazlı property is located in the Biga peninsula within the northern sector of the Aegean Horst and Graben System between the main branch of the NAFZ and one of its south branches, the Etili fault.

7.3.1 Local Geology

The lithostratigraphic column and the geology map of the Kirazlı area are respectively presented in Figures 7-4 and 7-5. Rojay B. and Süzen, M.L. (2010a) have mapped the Kirazlı property and presented additional descriptions of the Kirazlı geology. Drill observations complete the descriptions below.

Pre-Triassic metamorphic and ultramafics are present east of the Kirazlı property. The metamorphics consist of graphitic schists with boudinaged quartz veins, metavolcanics and sericitic shists while the ultramafic are serpentinized harzburgites interpreted as ophiolitic.

The base of the Triasic Karakaya sequence is also represented in the east of the property. It is situated tectonically on top of the ultramafics. The unit consists of a metaclastic sequence of black slates and marble olistoliths.

Oligo-Miocene calc-alkaline granite to granodiorite intrusions are found immediately east of the Kirazlı property around the village of Alankoy. The plutonic rocks are commonly cut by aplite veins.

Oligo Miocene volcanics cover large areas in the Biga Peninsula (Figure 7-2). The volcanic sequence is diversified and starts by andesitic-dacitic volcanism overlain by basalts. The top of the andesitic-dacitic sequence dominantly consists of tuffs that often were silicified.

The volcanic assemblage in the deposit areas is situated along the eastern rim of a caldera and is made up of andesite flows and tuffs with the proportion of tuffs increasing towards the top. Tuffs consist of predominantly lithic tuffs with subordinate crystal lithic tuff, ash flow and/or ash fall tuffs and epiclastic units. The intense hydrothermal alteration related to the epithermal gold deposit often makes it difficult to identify the effective primary nature of the altered volcanics on the Kirazlı hill flanks.

Phreatic and phreatomagmatic breccias cutting the volcanic sequence were mapped in the southeast of Kirazlı (Figure 7-6) and commonly identified in drilling. These breccias were emplaced as mushroom shaped pipes with roots that were identified to a vertical depth of 400 m. They are the result of the intense structural and volcanic activity. They consist predominantly of silicified matrix supported polymictic breccias with moderately angular to well-rounded clasts size varying from a few millimeters to over 10 centimeters. As they were principally observed in core; it is possible that some clasts would even be bigger. Locally, the presence of silicified charcoal clasts tends to prove that the breccias reached surface.

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Figure 7-4 Simplified Tectono-Stratigraphic Section of the Kirazlı Area

(from Rojay B. and Süzen, M.L. 2010a)

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Figure 7-5 Geological Map of the Kirazlı Area

(from Rojay B. and Süzen, M.L. 2010a)

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Figure 7-6 Kirazlı Gold Deposit, Surface Geology (by J. Ortega, 2011)

7.3.2 Alteration

Sections 7.3.2 through 7.3.4 of this chapter are updated from the “Technical Report on the Ağı Dağı – Kirazlı Gold Projects, Canakkale Province; Republic of Turkey” (“Technical Report”) by K. D. Engineering, dated 12 March 2010, using DBM’s mapping and core logging observations.

Kirazlı has a well-developed alteration pattern typical of a high sulphidation epithermal system. Silicification is the most prominent alteration type surrounded by advanced argillic, argillic alteration, and propyllitic zones (Figure 7-7).

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Figure 7-7 Kirazlı Gold Deposit, Surface Alteration (by J. Ortega, 2011)

The earliest and most widespread silicification is represented by grey, massive, sugary, and vuggy silica. The prominent, large outcrops along the flanks of Kirazlı Dagi and Çatalkaya Tepe are primarily this early grey silica. Primary volcanic features including phenocrysts and fragments are locally preserved where the early grey silica is preserved as the dominant alteration facies. Elsewhere subsequent acid leaching processes have resulted in vuggy and cavity-riddled grey silica. This early, widespread silicification is barren and is interpreted to be the high-level alteration zone above the widespread argillic alteration.

The early grey silica is cut by yellow-green ‘chalcedonic’ to ‘opaline’ silica that occurs variably as a pervasive overprint, as in situ breccia matrix and in stockwork/veins. This dense, impermeable silica is best

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developed in the flat outcrops on the top of Kirazlı Dagi and represents Kirazlı Dağı’s ‘silica cap’. Numerous fractures and brittle faults occur within the silica cap rock. This second silica bearing event may be associated with the low-grade gold mineralizing event that appears to be localized in the rocks beneath this dense silica cap rock.

Another phase of silicification occurs as grey quartz with high content of pyrite/iron oxide and with some clay species filling fracture arrays and earlier quartz. This silicification is common in vertical to steeply dipping silica roots to the silica cap. This silica event, with its associated pyrite/iron oxide, carries the high-grade gold and silver.

The final phase of silicification is late crystalline silica that forms in cracks and vugs that overprint the chalcedonic and grey silica.

Underlying the massive grey silica and the later chalcedonic silica cap rocks is argillic alteration with a core of advanced argillic alteration immediately below the silica cap and around its subvertical silica roots, surrounded by widespread argillic alteration.

Advanced argillic alteration over-prints the earlier argillic alteration. This alteration type is characterized by alunite, dickite, pyrophyllite, zunyite and silica and its distribution has been defined by field observations, core logging and PIMA / ASD spectrometry studies. Where one or both of these minerals is abundant, the alteration was classified as advanced argillic. Alunite-dominated alteration occurs as pervasive, patchy and wispy flushes over the earlier argillic and silicified rocks in domes that envelope breccia shoots. Locally, abundant pink alunite veins characterized the alunitic advanced argillic alteration phase.

A late dickite-bearing event over-prints or may be pene-contemporaneous with the alunitic alteration. It is more widespread than the alunite, but the dendritic vein arrays follow the same breccia shoots. The late, greasy dickite occurs in association with both quartz and pyrite. There appears to be a progression from quartz to quartz-pyrite to quartz-pyrite-dickite to pyrite-dickite to dickite through time. The high-grade gold is spatially linked to these mineral associations, particularly the dickite dominated phase, and is interpreted to be temporally and mineralogically associated with them.

The argillic alteration is typically characterized by fine-grained, soft, grey dickite/kaolinite, and variable amounts of quartz. Disseminated pyrite or iron oxide minerals (dependant on the position relative to the redox horizon) are also ubiquitous. These minerals form a dark groundmass to white dickite/kaolinite pseudomorphs of feldspar phenocrysts. Primary volcanic textures are generally preserved, even locally highlighted, where this is the dominant alteration facies. It is interpreted that this widespread argillic alteration corresponds to the same alteration event as the overlying grey silica.

Propylitization occurs at depth in drill core and in outcrops at low elevations on the southwestern flank of Kirazlı Dagi. The presence of gypsum and calcite with the ubiquitous clays indicate propylitic alteration.

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7.3.3 Structure

There are four main structural trends that impact the rocks of Kirazlı Dagi. All show a range of intensities from isolated fractures through faults with gouge and/or slickensides and all are consistent with brittle deformation.

Steep NW/SE striking structures that control the overall trend of Kirazlı Dagi are early and are interpreted to be associated with caldera development. These structures are readily apparent in Landsat images.

NE/SW striking extensional block faults have resulted in a horst and graben configuration evidenced by the abrupt elevation changes in the silica cap. This is most clearly shown in the downward offset of the silica cap in the saddle area between Kirazlı Dagi and Çatalkaya Tepe. These block faults are highlighted by drainage lineaments and appear to be the structural corridors along which the breccia pipes were emplaced. The slip data on these structures suggests that these structures are reactivated structures and the fault planes themselves are marked by hematization (specular hematite) and accompanied mostly by other alteration and/or intense brecciation.

The north-striking high grade zone corresponds with abundant near-vertical north trending fractures and may have contributed to the localization of the phreatic breccia bodies.

East-striking faults correspond with offsets in high-grade mineralization and must, therefore, have developed after the second high-grade mineralizing event. This is most evident in a sinistral fault near the northern end of Kirazlı Dagi that also offsets a SW striking fault.

7.3.4 Brecciation

At Kirazlı, heterolithic phreatic and phreatomagmatic breccias have silicified and argillized heterolithic fragments, sulfide- and oxide-bearing fragments, angular through sub-rounded fragments and a sandy “rock flour” matrix. They are locally moderately well sorted through poorly sorted.

These phreatic and phreatomagmatic breccias are commonly hydrothermally altered but the envelope of the hydrothermal alteration extends largely beyond the heterolithic breccias. The hydrothermal alteration also affects host rocks that were also subject to fluid injections related to the heterolithic breccias such as fractured andesites with an element of clast rotation, jig-saw fit breccias or fractured andesites, crackle breccias. The hydrothermal breccia envelope is logged as an overprint over these various lithologic units.

Hydrothermal breccias represent the main lithological control to the gold mineralization.

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Figure 7-8 Kirazlı Gold Deposit, Photos of Core Samples

1 – 10-KD-123 at 32.2m: Andesite, Crackle Breccia, Advanced Argillic Alteration

2 – 10-KD-132 at 58.3m: Andesite, Hydrothermal Breccia, Vuggy Silica

3 – 10-KD-132 at 49.4m: Phreatic and Hydrothermal Breccia, Vuggy Silica

4 – 10-KD-122 at 98.6m: Phreatic Breccia, Massive Silica

7.4 Geology of the Ağı Dağı Property

7.4.1 Local Geology

The lithostratigraphic column and the geology map of the Ağı Dağı area are respectively presented in Figures 7-9 and 7-10. Rojay B. and Süzen, M.L. (2010b) have mapped the Ağı Dağı property and presented additional descriptions of the geology. Drill observations complete the descriptions below.

Pre-Triasic metamorphic and ultramafics are present southeast of the Ağı Dağı property. The metamorphics consist of amphibole gneisses with lenses of marble boudins, amphibolites, granitic-granodioritic gneisses while the ultramafic are metadunites and orthoamphibolites.

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The Triasic Karakaya sequence is also represented east of the map, outside the property. It has a faulted basal contact with gneisses and granodioritic units and is intruded by Oligocene age granitic units. The sequence consists of black slates and marble olistoliths of low grade metamorphism.

Oligo-Miocene calc-alkaline granite to granodiorite intrusions are found immediately north of the Karaköy village. They induced hornfels and skarns in the contact zones. The plutonic rocks are commonly cut by aplite veins.

Oligo Miocene volcanics cover large areas in the Biga Peninsula (Figure 7-2). The volcanic sequence is diversified and starts by andesitic-dacitic volcanism overlain by basalts. The top of the andesitic-dacitic sequence dominantly consists of tuffs that often were silicified.

On the Ağı Dağı relief, the Oligo Miocene volcanics mainly consist of andesite porphyry, porphyritic andesites, dacites-rhyolites flows and tuffs, silicified tuffs with proofs of explosive volcanism. Most of these units are intensely hydrothermally altered with silicification, allunitization, kaolintization and other argillic alteration, which sometimes make it difficult to identify the protore. The andesite porphyry facies is at the base overlain by the andesites. The dacite-rhyolite flow-tuff sequence is at the top. The felsic units are found in two parallel northeast trending basins that coincide with the tops of the mountain, with the Ayi Tepe and Ihlamur zone for the northwest trend and Baba, Fire Tower and Deli for the southeast trend.

Phreatic and phreatomagmatic breccias cutting the volcanic sequence were mapped and intersected by drilling in the two dacite basins. These breccias were emplaced as mushroom shape pipes with northeast trending roots that were identified to a vertical depth of 400 m and over a 2 km strike extent. They are the result of the intense structural and volcanic activity. The Baba, Ayıtepe, Fire Tower and Ihlamur are phreatic breccias. At Deli, part of the pipe is phreatomagmatic. At Deli, the subhorizontal to low-dipping near surface northeast mushroom-like extension of the breccia reaches at least 600 m away from the pipe root whose location is interpreted from drilling and from Induced polarization surveys. This extension often follows the andesite – dacite contact.

The breccias consist of mostly silicified matrix supported polymictic breccias with moderately angular to well rounded clasts varying in size from a few millimeters to over 10 centimeters. As they were observed in core at Ağı Dağı, it is possible that some clasts would even be bigger. There is no indication at Baba–Ayi Tepe that the breccias reached surface. The phreatomagmatic breccias at Deli contain volcanic clasts with fluidal textures.

Miocene lacustrine sequences of clastic rocks are present in the northeast trending valley from Karakoy to Kizilelma where they are thrusted onto Miocene volcanics along a NE-SW trending reverse fault.

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Figure 7-9 Simplified Tectono-Stratigraphic Section of the Ağı Dağı Area

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Figure 7-10 Geological Map of the Ağı Dağı Area

(from Rojay B. and Süzen, M.L. 2010b)

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7.4.2 Alteration

Sections 7.4.2 through 7.4.4 of this chapter are updated from the “Technical Report on the Ağı Dağı – Kirazlı Gold Projects, Canakkale Province; Republic of Turkey” (“Technical Report”) by K. D. Engineering, dated 12 March 2010, using KBM’s mapping and core logging observations.

Acid-sulphate alteration at Ağı Dağı covers an area in excess of 25 km² (Figure 7-11) and exhibits many of the alteration facies that typically relate to epithermal gold deposits. Each of the principal acid-sulphate alteration facies have been recognized including: silicic, vuggy silica, advanced-argillic, argillic, propyllitic, and sericitic facies. Silicification with vuggy and massive silica is the most prominent alteration type surrounded by several facies of advanced argillic then argillic alteration and propyllitic zones (that were not separated in Figure 7-12).

Silicification is a key component of all the Ağı Dağı system and is often hydrothermally brecciated. Primary volcanic features including phenocrysts and fragments are locally preserved where the early grey silica is preserved as the dominant alteration facies. Elsewhere subsequent acid-leaching processes have resulted in vuggy and cavity-riddled grey silica. The silicification mostly affects the phreatic/phreatomagmatic breccias and the dacite units. It exhibits a mushroom appearance that is coherent with the lithologies affected. The silica ribs or bluffs around the periphery of the mineralized zones may relate to low temperature outflow zones.

Argillic and advanced-argillic alteration are the most widespread alteration. It underlies the massive grey silica and the later chalcedonic silica cap rocks. The argillic alteration is typically characterized by fine-grained, soft, grey illite/montmorillonite/kaolinite and extends to the limit of the project area while advanced-argillic alteration is characterized by varying amounts of light pink to white alunite, pyrophyllite, halloysite, dickite, kaolinite, and quartz, and is found between the argillic and silica alteration zones. Disseminated pyrite or iron-oxide minerals (dependent on the rock’s position relative to the Redox horizon) are also ubiquitous. These minerals form a dark groundmass contrasting with white clay-altered (dickite/kaolinite) pseudomorphs of feldspar phenocrysts.

Alteration characteristics of Ağı Dağı can be summarized as follows from higher to lower temperature:

•	Pervasive silicification; massive, vuggy, granular textured

•	Advance argillic alteration; quartz + kaolinite + dickite +/- alunite and quartz + pyrophyllite +/- diaspore

•	Argillic alteration; illite +/- smectite +/- kaolinite +/- chlorite

•	Propyllitic alteration; chlorite +/- epidote

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Figure 7-11 Simplified Tectono-Stratigraphic Section of the Ağı Dağı Area

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Figure 7-12 Ağı Dağı Gold Deposit, Surface Alteration

(by M. Özcan and R. Baris-Kaya, 2011)

7.4.3 Structure

The first structural model for Ağı Dağı was developed as a result of interpretations by consultant Simon Meldrum, structural geologist Jeff Wilson, and geologist Paul Roberts. They identified a major NE-SW trending lineation-corridor, possibly a graben structure with step faulted margins and conjugate NW-SE trending normal faults.

The second structural model was interpreted from field observations and geophysical data by Prof. Dr. Erdin Bozkurt and included two sets of dominant structures: NE–SW and ~E–W-trending faults. The NE-SW structures form the most significant faults which are interpreted as the margin-bounding faults of the magmatic activity and subsequent alteration and mineralization. Three possible slip combinations can be considered along these faults; an early phase of sinistral strike slip faulting overprinted by an oblique – slip normal faulting which is obliterated and completely erased by normal faulting. The field relations suggest that these faults are reactivated structures.

The ~E–W trending high-angle oblique slip normal faults are the youngest structures which cut and displace the NE-SW trending margin-bounding faults. The orientation of these faults varies between ENE-WSW and WNW-ESE directions.

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Increased drilling and revised interpretation of the geological model by KBM have shown that there are two parallel NE-SW trending Graben structures along which dacite basins were emplaced over the andesites. The graben structures gave way to the surge of phreatic/phreatomagmatic breccias that are now coincident with the parallel hill tops in Baba-Ayi Tepe to the southwest and Ihlamur – Deli to the northeast.

7.4.4 Brecciation

At Ağı Dağı, breccias are important as mineralization controls. Two main breccia families are present: the phreatic breccias and the hydrothermal breccias. But there are additional other types of breccias.

Phreatic breccias include also phreatomagmatic breccias. These breccias are predominantly heterolithic, with a matrix of mostly rock flour (the phreatomagmatic variety also have a magmatic component but are less abundant than the phreatic breccia and were only identified at Deli). They are generally matrix-supported. These breccias have a mushroom shape with subhorizontal to low-dipping near surface extensions away from the feeder pipe. The breccias and particularly their contacts with host rocks are important for providing pathways for later hydrothermal fluids. The phreatic brecciation mostly pre-dates mineralization.

The crackle and jigsaw breccias relate to stress and are a part of the continuum that ranges from fracture zones through intense fracturing (crackle), fracture with an element of clast rotation (jigsaw) and progress through to hydrothermal breccias which may even be matrix (cement)-supported and heterolithic depending on the amount and force of injection of the hydrothermal fluids.

Other breccia categories present at Ağı Dağı are fault breccias.

Hydrothermal breccias are cemented by minerals that are derived from hydrothermal fluids (i.e. quartz-alunite-pyrophyllite-pyrite etc.). Hydrothermal breccias are often directly related to mineralization, with higher grades coinciding with those whose matrix is more pyrite (or Fe-oxide)-rich. Hydrothermal brecciation overlaps and includes all other categories of breccias.

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Figure 7-13 Ağı Dağı Gold Deposits, Photos of Core Samples

1 – 10-AD-427 at 20.3m: Baba, Andesite, Advanced Argillic Alteration

2 – 10-AD-381 at 107.2m: Deli, Phreatic Breccia, Massive Silica

3 – 10-AD-397 at 159.6m: Deli, Phreatic and Hydrothermal Breccia, Vuggy Silica

4 – 10-AD-406 at 157.2m: Deli, Dacite, Vuggy Silica

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8.	DEPOSIT TYPES

The Aği Daği and Kirazlı Gold deposits are high-sulphidation, epithermal gold deposits. Gold mineralization at Kirazlı and at Ağı Dağı is hosted within Miocene-age andesitic tuffs or felsic volcanic rocks and phreatic breccias typical in some deposits of this type.

8.1 Deposit Type

The principal model for gold mineralization at the Ağı Dağı and Kirazlı Gold Properties is a high-sulphidation, epithermal gold deposit. Premier examples of this kind of deposit in the world are Yanacocha, Pierina and Alto Chicama in Peru. Most high-sulfidation deposits are large, low grade bulk-tonnage systems (Yanacocha), though vein-hosted high sulfidation deposits also occur (El Indio).

8.2 Kirazlı

At Kirazlı, gold mineralization is hosted within heterolithic phreatomagmatic/phreatic breccia bodies cutting through Miocene-age andesitic tuffs. Mineralization can generally be subdivided into two main types:

A low-grade gold zone underlies much of Kirazlı Dağı, broadly enveloping the high-grade gold zones. This low grade mineralization occurs both above and below the zone of supergene oxidation (redox boundary). The wide spread, low grade mineralization is interpreted to be early and may be associated with the broad epithermal alteration that resulted in the chalcedonic silica (the second silica event).

Four elongate bodies of high-grade gold mineralization occur in the advanced argillic zone overlapping slightly the bottom of the 1 km-long silica cap and the silica roots. High-grade gold mineralization also shows a strong spatial relationship with the margins of heterolithic breccia bodies. These bodies transect the redox boundaries.

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Figure 8-1 Kirazlı Lithology Interpretation – Section N 30350

Figure 8-2 Kirazlı Alteration Interpretation – Section N 30350

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Figure 8-3 Kirazlı Gold Deposit, Photos of Core Samples

1 – 10-KD-133 at 147.0m: Andesite, Hydrothermal Breccia, Silicified, Transition Facies, Low-grade Mineralization, 0.3 g/t Au

2 – 10-KD-137 at 61.0m: Andesite, Hydrothermal Breccia, Advanced Argillic Alteration, Transition Facies, Low-grade Mineralization, 0.4 g/t Au

3 – 10-KD-132 at 50.1m: Phreatic and Hydrothermal Breccia, Vuggy Silica, Transition Facies, High-grade Mineralization Zone A, 7.1 g/t Au

4 – 10-KD-122 at 117.6m: Phreatic and Hydrothermal Breccia, Massive Silica, Sulfide Facies, High-grade Mineralization Zone C, 1.3 g/t Au

Within sulphide facies rocks, primary metallic minerals identified in the mineralization are pyrite with minor galena, chalcopyrite and sphalerite, tetrahedrite-tennantite and copper tellurides, barite, jamesonite as well as silver minerals: native silver, acanthite, and pyrargirite-proustite. Native gold and/or electrum are identified in high-grade samples.

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8.3 Ağı Dağı

At Ağı Dağı, gold mineralization is associated with felsic volcanic rocks of Miocene age and a northeast-trending silica cap rock about four km by two km in extent which forms a topographic high 700 to 900 meters in relief. The gold mineralization is disseminated and associated with intensely silicic alteration comprised of oxidized vuggy silica overprinting brecciated rocks hosted in volcanic felsic to intermediate tuffs and occasionally phreatic breccia bodies. Hydrothermal breccias (crackle, jigsaw, hydrothermal) are most common. Pyrite is the most abundant primary sulfide mineral associated with gold in the sulphide rocks. Trace to minor amounts of enargite, covellite, galena, and molybdenum are present locally.

Five main zones of gold mineralization are present at Ağı Dağı: the Baba, Ayi Tepe, Fire Tower, Ihlamur and Deli Zones (Figure 8-4). Minable resources have been generated for the Baba and Deli zones, and have also been developed for the Fire Tower zone. The Baba, Fire Tower and Deli zones occur along the east side of the NE-SW trending mountain ridge, corresponding to silicified dacite and phreatic breccia that may fill a paleo-basin in dacite and feldspar poropyritic andesite. Gold mineralization is continuous between Baba and Deli through Fire Tower, a strike distance of over 4 km. The Ayi Tepe and Ihlamur zones are on a sub-parallel trend to the north. Mineralization along the Ayi Tepe – Ihlamur trend has only been sporadically drilled.

The north part of Baba hill is composed of phreatic breccia and dacite flows and tuffs cutting andesites within a northeast trending, 500 meter wide paleo-basin filled with dacite flow and tuff. Ayi Tepe hill is underlain by the same geological units in the same relation as Baba, (Figure 8-4). These two basins are elongated towards the northeast along the length of Ağı Mountain. As the andesites are principally argillic altered and weather recessively compared to dacites, (Figure 8-5), they generally occur in topographic lows between the silicified ridges.

Figure 8-4 Baba Lithology Interpretation – Section N 2200

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Figure 8-5 Baba Alteration Interpretation – Section N 2200

For the purposes of the sections presented here, propyllitic and sericitic alteration has been combined with argillic alteration in the current interpretation, and is therefore somewhat misleading as to the extent of argillic alteration.

Gold mineralization in the main part of the Baba Zone is spatially associated with the matrix-supported heterolithic phreatic breccia body cutting low dipping dacite tuffs overlying andesite flows. Silicic alteration (often vuggy and/or crackle-brecciated) overprints breccia and the dacite. Gold mineralization largely occurs within the breccia body, extending into the dacite tuffs. Some lower-grade mineralization also occurs in oxidized porphyritic andesite adjacent to the phreatic breccia. The bulk of gold mineralization occurs within the oxide zone.

The Deli hill is composed of a phreatic breccia pipe cutting through andesites forming a kilometer wide paleo-basin composed. Ihlamur occurs to the north of the Deli zone on Deli hill, where gold mineralization is hosted in the second NE-SW trending paleo-basin along Ağı Dağı mountain dacite is present (Figure 8-6).

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Figure 8-6 Deli Lithology Interpretation – Section N 4950

Figure 8-7 Deli Alteration Interpretation – Section N 4950

Phreatic breccias and dacites are the principle host to silicic and advanced argillic alteration, while argillic alteration occurs in the underlying andesites. Vuggy silica occurs as two tabular, shallow dipping zones to the southeast, connecting to a lens of vuggy silica to the northwest part of Deli (Figure 8-7). Higher grade gold mineralization is found in the upper part of the silicified zone while low-grade mineralization is common towards the bottom of the silica zone, coinciding with the bottom of the dacite or with phreatic breccia found at the dacite-andesite contact.

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The Deli geochemical signature is that of a classical high-sulphidation epithermal model with elevated Au-Pb-As-Ag. The Deli Zone is characterized by dacite volcaniclastics and elongated heterolithic phreatic/phreatomagmatic breccia bodies overprinted by intense vuggy silica alteration, overlying porphyritic andesites. The northeast-southwest trending paleobasins that host breccias are associated with breccia controlling faults, which are interpreted as the syn-mineral hydrothermal conduits. These faults and brecciated rocks have controlled later supergene oxidation.

Figure 8-8 Baba Gold Deposit, Photos of Core Samples

1 – 10-AD-500 at 4.0m: Phreatic Breccia, Vuggy Silica, Oxide Facies, 2.5 g/t Au

2 – 10-AD-485 at 65.2m: Phreatic Breccia, Massive Silica, Oxide Facies, 0.4 g/t Au Ayi Tepe Gold Deposit, Photos of Core Samples

3 – 10-AD-464 at 146.1m: Phreatic Breccia, Massive Silica, Oxide Facies, 0.6 g/t Au

4 – 10-AD-464 at 186.5m: Dacite, Vuggy Silica, Sulfide Facies, 0.8 g/t Au

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Pyrite is by far the most abundant primary sulfide mineral associated with gold. Trace to minor amounts of enargite, covellite, galena and molybdenum are present locally.

Figure 8-9 Deli Gold Deposit, Photos of Core Samples

1 – 10-AD-366 at 74.4m: Dacite, Hydrothermal Breccia, Massive Silica, Oxide Facies, High-grade zone 5.2 g/t Au

2 – 10-AD-377 at 75.0m: Dacite, Hydrothermal Breccia, Vuggy Silica, Oxide Facies, High-grade zone 4.0 g/t Au

3 – 10-AD-384 at 67.8m: Dacite, Hydrothermal Breccia, Vuggy Silica, Oxide Facies, 1.2 g/t Au

4 – 10-AD-397 at 44.6m: Dacite, Crackle Breccia, Vuggy Silica, Oxide Facies, 0.4 g/t Au

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9.	EXPLORATION

This section of the report deals with all non-drilling exploration activities which post-date the January 2010 acquisition of the property by Alamos. For a summary of exploration activities of previous property operators, the reader is referred to the “Technical Report on the Ağı Dağı – Kirazlı Gold Projects, Çanakkale Province; Republic of Turkey” (“Technical Report”) by K. D. Engineering, dated 12 March 2010. As in the previous sections, the Kirazlı project is described first. Camyurt is not described here, as it is outside the scope of the report.

9.1 Kirazlı

Prior operators identified and expanded the minable resources at Kirazlı, and identified exploration targets outside the Kirazlı area. These programs led to the development of three new exploration targets within the Kirazlı license (Çatalkaya Porphyry, Rock pile, and Iri), giving potential for the addition of minable gold resources in new areas on the property. A summary of those targets is provided here, and is based almost entirely on the work of the previous operators.

9.1.1 2010 and 1st Half of 2011 Exploration Program by Alamos

The selected pulps from Teck Resources Kirazlı core samples were analyzed for hot cyanide soluble gold (“AuCN”) at ACME laboratory in Chile by Alamos at the start of its Kirazlı exploration program. These results confirmed prior assay results and provided an indication of probable recoveries by cyanide leaching. The detailed results are discussed in section 12 “Data Verification.”

A total of 136 surface channel samples were collected within the area of the Kirazlı preliminary open pits outline. Twelve samples returned assays above 1 g/t Au with the best at 17.3 g/t Au.

New lithology and alteration maps of the Rockpile area were competed and alteration mapping was supported by results from an ASD spectrometer. The lithology map shows two geological units with porphyritic andesite to the north and northeast of andesitic tuffs (Figure 9-1). NNE linear lithology contacts are coherent with NNE trending structures identified in the field and the gold-in-soil anomaly at 500 ppb Au. Silicification trends NE-SW trending, oblique to lithologic contacts in the NW portion of the map area where most high-grade gold samples are located (Figure 9-2). A second NW-SE silicified trend in the centre of the map coincides with the other anomalous rock samples. A total of 56 rock samples were collected returning gold grades up to 22.0 g/t Au from previously unsampled outcrops.

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Figure 9-1 Kirazlı Gold Property, Rockpile Lithology Map and Gold in Rock

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Figure 9-2 Kirazlı Gold Property, Rockpile Alteration Map and Gold in Rock

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The 1/1000 topographic map of Kirazlı was completed by photogrammetry from detailed air photos. The map has a 1 m precision. All prior reference topographic points were checked in the ground prior to the airborne survey. It resulted in some corrections to some of the old government reference points that were filed and accepted by the government agency. All prior drill holes were re-surveyed in the ground during the program. A DEM and 3D simulations were also prepared by the consultant A. Arcasoy.

Figure 9-3 Kirazlı Gold Property

(3D topography with mosaic of airborne photos. View from the NW)

The main Kirazlı deposit area was re-mapped by Jorge Ortega in an attempt to unify drill information and surface mapping. A total of 181 outcrops were visited with identification of lithology and alteration followed by confirmation of alteration by ASD spectrometry. The new lithology and alteration maps were presented in the geology section as Figures 7-6 and 7-7.

9.1.2 Exploration Targets on the Kirazlı Concession

Çatalkaya Porphyry & Kale Zone: located 1.5 km on the south of the main Kirazlı minable resource block. Forty five rock chip and saw samples and 5 line-km soil grid samples were collected during the second phase exploration program at the Porphyry target. The sampling results were returned with very significant and consistent gold (10-551 ppb) and molybdenum anomalies (13-206 ppm), and also high chargeability and high magnetic anomalies are overlapping is an area 800 m in length by 800 m in width. The host rock is a highly altered, possibly a crystal tuff, which could be the base of an ash flow tuff. Alteration is pervasive sericite-quartz or quartz-alunite-pyrophyllite with hypogene alunite which can be easily recognizable in outcrop replacing plagioclase phenocrysts. Quartz veins are abundant in outcrop, some are B veins, but the majority is banded quartz in shades of pale and dark gray. A program of drilling is recommended as the target has high Au+/-Mo+/-Cu porphyry potential based on surface geochemical results, geological/alteration settings, and aerial extent.

Rock Pile: located 1 km down slope to the west from of the main Kirazlı minable resource. The Rock Pile area was initially defined by a 2006 soil program that returned high gold grade soil grid samples. Follow-up by Fronteer geologist Lindsay Hall in 2006 identified a series of vegetation covered “rock piles” in the area, many reaching 20 m in length, and frequently beside unnatural depressions/pits. Subsequent rock sampling in 2006 returned encouraging gold values from the samples of vuggy quartz float.

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To better understand the zone, a total of 9 trenches were excavated in 2007 totaling 70 meters, 71 rock saw samples were collected, and detailed mapping, outcrop surveying and 6 line-km IP was completed. The trenching showed the area to be underlain by lithic tuff locally intruded by heterolitic breccia. The exposures also showed evidence of gold-bearing epithermal fluids migrating along the contact zone between tuff and heterolitic breccia in an approximate NE-SW direction. One rock chip sample returned with bonanza grade (1080 g/t Au) and native gold was identified in petrographic and micro-probe studies. Results from other sampling included: 13 rock samples (cut off 4 and 40 g/t Au with an average = 9.2 g/t Au; and 50 rock samples (cut off 1 and 40 g/t), average = 3.8 g/t Au. The 2007 work outlined a mineralized zone roughly 400 m x 100 m at Rock pile and a recommendation for follow-up drilling was made.

Figure 9-4 Kirazlı Gold Property, 2007 Rock Sampling of Rock Pile

Iri Zone: located 2.5 km east of main Kirazlı minable resource block. It is characterized by a basement-hosted quartz vein–vein breccia discovered during the second phase exploration program in 2007. Mineralization at the Iri zone is quite distinctive at Kirazlı with milky quartz veins indicating a low pH environment. Surface geochemical sampling in 2007 returned significant gold values which graded 50 – 587 ppb from the outlined 500 m x 150 m in width area. Further follow-up was recommended.

Feeder Zone: lies within the main Kirazlı minable resource block and is centered on drill hole KD-31. This is a vertical hole that intersected very high gold grade (5.33 g/t Au over 55.60 m incl. 28.68 g/t Au over 7.9 m) from 107.8-163.4 m. It is hosted in brecciated creamy silica with patchy dickite alteration and minor sulfides. The weak to moderate silicic alteration sharply grades within a meter at 163 m to non – silicic rock, indicating that the footwall to the feeder zone has been passed. This intersection has now been interpreted as a possible feeder zone to the main Kirazlı minable resource and may be analogous to the mineralization observed at surface in the Rock pile area.

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Oxide Gap: located 300 m south of the Kirazlı main minable resource block and is a conceptual target, generated by using IP survey. The postulated oxidation surface has been calculated from drill holes and when compared to the chargeability data and topographic data, a “gap” with the potential for additional oxide mineralization as identified.

9.2 Ağı Dağı

Previous workers identified and developed the minable resources at the Baba and Deli zones of the Ağı Dağı property, and outlined several exploration targets on the concession. Since the acquisition of the property, Alamos through its 100% owned subsidiary Kuzey Biga Madencilik through has completed additional surface works and target generation over the concession, and has conducted additional drilling on the exploration targets. These works are described below.

9.2.1 2010 and 1st Half of 2011 Exploration Program by Alamos

The selected pulps from Teck Cominco’s Ağı Dağı core samples analyzed for hot cyanide soluble gold (“AuCN”) at ACME laboratory in Chile by Alamos at the start of its Ağı Dağı exploration program provided an indication of potential gold recoveries by cyanide leaching. The detailed results are discussed in section 12 “Data Verification”.

A total of 175 surface channel samples were collected within trenches in the Baba and Deli preliminary open pits outline from the “Technical Report.” The samples confirmed prior surface results. Sixty three samples returned assay results above 1 g/t Au with the best at 8.1 g/t Au.

Ağı Dağı has experienced several mapping campaigns. Most recently, A. Fonseca provided a mapping and geologic interpretation in 2010, R. Baris Kaya & M. Özcan (2010), and M. Özcan (2010). The current geologic interpretation has built on the work of these and past workers.

The Baba zone consists of an asymmetric phreatic breccia pipe with a surface expression over 1.1 km wide and at least 300 m vertical extent. The upper 30 to 90 m of the pipe retains abundant evidence of phreatic activity, beneath which the breccia edifice is intensely overprinted by hydrothermal alteration and brecciation, leaving only sparse and subtle evidence of phreatic brecciation. The root zone is located to the north of the Baba mineralized zone, and preserves phreatic breccia. The upper portions of the Baba breccia is typically rock flour matrix-supported, with variably silicified, dominantly moderately to well rounded clasts whereas the deeper root zones have more angular clasts supported in a larger amount of matrix. Stratified matrix occurs sporadically in the breccia pipe. Rare silicified charcoal clasts were identified, which suggests that at least locally the breccia breached the surface.

The host lithologies at Baba include porphyritic andesite volcanics in a SW-NE trending Graben structure surrounded by felsic tuffs overlying a feldspar porphyry or thick porphyritic andesite flow. Basement schists are intersected in the south-eastern part of the deposit. Hydrothermal brecciation overprints all lithologies except the basement schists.

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The Deli zone consists a breccia pipe that has a single root and double upper cone with the surface expression of the breccia structure over 1.1 km wide, and the vertical extent over 300 m. The southern wall of the north-eastern cone appears to control the location of the high grade zone, which is contained within the adjacent volcanic rock, strongly affected by hydrothermal brecciation. The root portions of the breccia pipe and intermediate altitudes in the north-eastern cone have abundant evidence of phreatomagmatic activity whereas the upper portions of the pipes and most of the south-western cone are dominantly phreatic. There is no indication that the Deli breccia breached paleosurface.

Later in 2010, the main Baba and Deli deposit areas were re-mapped. The updated geology and alteration maps include surface observations and lithology from drill holes.

The Baba geology map confirms the importance of the phreatic breccias in the north of Baba (Figure 9-5) and that silicification is largely associated with the phreatic breccia (Figure 9-6). The Deli geology map only identifies phreatic breccia at surface in the southwest of the deposit area. Dacite tuff is mapped on the hill top and to the northwest of the deposit area. Andesite occupies the hill flank to the southeast and the center of the area (Figure 9-7). Most of the deposit area is silicified, with advanced argillic alteration on the flanks (Figure 9-8).

The alteration map was further revised in 2011 using all available drill hole information and additional ASD spectrometer results to produce an improved alteration map (Figure 7-12).

Figure 9-5 Baba Lithology Map by R. Baris Kaya & M. Özcan (2010)

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Figure 9-6 Baba Alteration Map by R. Baris Kaya & M. Özcan (2010)

Figure 9-7 Deli Lithology Map by M. Özcan (2010)

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Figure 9-8 Deli Alteration Map by M. Özcan (2010)

The topographic map of Ağı Dağı was completed by photogrammetry from detailed air photos. The map has a 1 m precision. All prior reference topographic points were checked in the ground prior to the airborne survey. It resulted in some corrections to some of the old government reference points that were filed and accepted by the government agency. All drill collars were re-surveyed. A DEM and 3D simulations were also prepared by the consultant A. Arcasoy.

Figure 9-9 Ağı Dağı Gold Property

(Fire Tower 3D topographic with mosaic of airborne photos – View from the NW)

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9.2.2 Targets on the Ağı Dağı Concession

Ahırkaya Tepe: Ağı Dagi SW: located 1.5 km SW of Söğütalan Camp. The area was prospected after evaluation of the aeromagnetic survey. A soil program was carried out on 12,200 m spaced lines totaling 15 line-km with each line sampled at each 100 m. There were 153 samples collected. The soil geochemical anomalies and the lithological evidences indicated that the high aeromagnetic anomaly was associated with intrusion.

Camyurt Tepe: located 3.5 km south of Fire Tower. Geological mapping and prospecting identified a 1200 m long, locally up to 10 m wide, mostly 3 to 5 m thick NE trending silica zone (Figure 9-10). 14 rock chip samples were collected from the silica zone and surrounding argillic altered volcanics. The assay results of rock chip samples taken from the silica zone ranged between 0.77 g/t Au and 1.9 g/t Au. Subsequently, 44 rock channel samples were collected along with 336 soil samples on 16,100 m spaced lines. Based on the results from the work, follow-up I.P. and drilling was recommended for 2008.

Arıtaşı Tepe: located1.5 km NE of Deli Dağı. The area was prospected because of similarities in magnetic signiture to the main Ağı Dağı zone. The area is underlain by unaltered but moderately weathered intermediate to basic volcanic rocks. A 7.1 line–km soil survey was completed at 100 meter line spacing, with sample points every 100 meters in the area. In total, 101 soil samples were collected. Two of the lines close to Deli Dağı had anomalies up to 116 ppb and the survey closed off the NE extension of Deli Dağı anomaly. A few soil samples on the other lines had some point anomalies up to 55 ppb with no significant correlation between them. No work was recommended at Arıtaşı for 2008.

Emine Tepe: located 500 m north of AD-212. The target area is approximately 300 m long, and 50 m wide. A N-S trending silica zone within intermediate volcanic rocks was observed between two creeks during prospecting. There were 19 soil samples collected from six, 50 m spaced lines with 25 m sample intervals. The assay results of soil samples varied from 12 ppb to 62 ppb of Au.

Mortaş Tepe: located 1 km north of Emine Tepe. The area is underlain by intermediate and felsic volcanic rocks. An E-W trending silica zone is observed in the area. In total, 3.5 line-km of soil surveying on ten 100 m spaced lines with 50 m sampling intervals were performed. There were also 66 soil samples collected but only three of the samples received 10 ppb to 20 ppb of Au. No work was recommended at Mortaş in 2008.

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Figure 9-10 Çamyurt Tepe lithology and alteration map

Göleköy: located south of Göle village and 5 km from Etili camp on the Sögütalan road. A soil program was completed in the area. There were 192 soil samples collected from five soil lines of 200 meters line spacing that totaled 9 line-km. The sample intervals were 50 m. There were five samples which exceeded 10 ppb with the remainder <10 ppb. Three line-km of additional soil sampling was recommended west of existing soil survey.

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10.	DRILLING

10.1 Kirazlı

Since the beginning of exploration work on the property in1987, a total of 199 drill holes totaling 30,759.45 meters have been drilled (Table 10-1).

Table 10-1 Kirazlı Gold Property, Summary of Drilling Prior to Alamos

Period	Start Hole	End Hole	# Holes	Meterage
Pre-2004	KRC-01	KRR-24	69	7,211.90
2004	KD-01	KD-03	4	891.90
2005	KD-04	KD-47	44	7,377.60
Mar 2006-Mar 2007	KD-48	KD-96	57	10,990.75
Apr 2007-June 2007	KD-97	KD-119	25	4,287.30
Total			199	30,759.45

Since the involvement of Alamos in the property in 2010 until the drill data cut-off date for this pre-feasibility report a total of 45 drill holes totaling 6,092.40 meters have been drilled (Table 10-2).

Table 10-2 Kirazlı Gold Property, Summary of Drilling by Alamos

Period	Start Hole	End Hole	# Holes	Meterage
2010	10-KD-120	10-KD-145	29	4,375.30
2011 until Feb. 28	11-KD-146	11-KD-159	16	1,717.10
Total			45	6,092.40

10.1.1 Pre-2004 Drilling Programs by Tüprag and NOEL

Between 1987 and 1992, the two companies carried out the following drill programs:

•

Percussion drilling (KRP Series) with 25 holes totaling 563.65 meters. The drill program confirmed and rooted the soil anomalies. It identified areas of bedrock with gold greater than 0.2 g/t Au in sixteen drill holes with assays above 1 g/t Au over more than 10% of the drilled length. The highest assay at 4.2 g/t Au over 2 m was at collar of KRP- 08 (Figure 10-1).

•

RC (reverse circulation) drilling (KRR Series) with 24 holes totaling 3,274.50 meters. The drill program achieved the delineation of significant areas of oxide and sulfide Au mineralization. Out of 2,179 chip samples in the program, 731 returned assays above 0.2 g/t Au and 219 above 1 g/t Au. The highest assay is 59.7 g/t Au over 1.5 m in KRR-17. The main mineralized intercepts are: 1.12 g/t Au over 36 m from 100.5m in KRR-01; 1.04 g/t Au over 94.5 m from 81 m in KRR-05; 2.58 g/t Au over 114 m from 34.5 m in KRR-07. 1.68 g/t Au over 36 m from 22.5 m in KRR-12; 11.9 g/t Au over 22.5 m from 39 m in KRR-17; 1.72 g/t Au over 115 m from 34.5 m in KRR-18; 2.79 g/t Au over 61.5 m from 28.5 m in KRR-20 and 1.09 g/t Au over 82 m from 31.5 m in KRR-23 (Figure 10-1).

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Figure 10-1 Kirazlı Gold Deposit – Location of Tüprag Drill Holes

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Diamond core drilling (KRC Series) with 20 holes totaling 3,373.75 meters. The drill program achieved the delineation of significant areas of oxide and sulfide Au mineralization. Out of 2,279 samples in the program, 539 returned assays above 0.2 g/t Au and 113 above 1 g/t Au. The highest assay is 34.8 g/t Au over 35 cm in KRC-12. Of particular interest are intercepts of 1.13 g/t Au over 138.65 m from 38.25 m in KRC-08; 1.53 g/t Au over 19.65 m from 45.65 m in KRC-11; 1.11 g/t Au over 48.55 m from 59.55 m in KRC-12 and 1.18 g/t Au over 32.5 m from surface in KRC-16 (Figure 10-1).

10.1.2 2004 Drilling Program by Fronteer/TCAM

Fronteer carried out exploration on the property using diamond drilling between May 2004 and January 2005. A total of three diamond drill holes (KD-01A/02/03) and one failed diamond drill hole (KD-01) were completed for a total 891.90 meters (grey drill holes in Figure 10-2).

KD-01A was a twin hole to Tüprag’s hole KRR-07 and KD-02 was a twin hole to KRR-18, two RC holes that had returned high-grade intercepts (Figure 10-1). The program confirmed the presence of the high-grade mineralization intersected in the historic reverse circulation holes beneath the silica cap and returned improved intercepts of 4.08 g/t Au over 130.2 m from 31.8 m (including 9.66 g/t Au over 51.2 m and 50.7 g/t Au over 7.8 m) in KD-01A and 1.89 g/t Au over 63.4 m from 33.9 m (including 4.07 g/t Au over 22.9 m) in KD-02.

The results of the 2004 work program were considered to be very encouraging with excellent potential to add further high-grade resources on the property as well as identify new sulfide breccias at depth. A 5,000 meter follow-up diamond drill program was proposed for 2005 to test the limits of the known high-grade zone on close-spaced centers and to also carry out step-out holes on other areas within Kirazlı Dağı.

Further details of this program can be found in the Technical report available on SEDAR dated February 11, 2005 and titled “The Exploration Activities of Fronteer Development Group Inc. on the Kirazlı Gold Property, Çanakkale Province, Republic of Turkey during the Period May 2004 to January 2005” (Ian Cunningham-Dunlop, 2005).

10.1.3 2005 Drilling Program by Fronteer/TCAM

From February to December 2005, Fronteer completed an exploration program that involved 7,377.60 m of diamond drilling in 44 holes from KD-04 to KD-47. TCAM remained the operator during this period after an extension of the existing service agreement.

The program expanded the known high-grade zone in the north-western part of the Kirazlı hill (2005 drill holes are in dark blue in Figure 10-2). It intersected significant high-grade gold mineralization such as 3.14 g/t Au over 61.2 m from 25.5 m in KD-09 or 3.16 g/t Au over 79.3 m in KD-44 including 9.08 g/t Au over 24.7 m. It also delineated a deeper high-grade feeder zone (5.31 g/t Au over 55.6 m from 107.8 m in KD-31 including 15.9 g/t Au over 18.0 m or 5.7 g/t Au over 42.75 m from 162 m including 15.4 g/t Au/14.0 m in KD-46).

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The program also intersected significant local silver mineralization (27g/t Ag/117 m and 89 g/t Ag/64 m), identified areas of drill-ready surface mineralization, and improved on the understanding of the geology and of the geometry of mineralized zones.

Figure 10-2 Kirazlı Gold Deposit – Location of 2004-2005 TCAM Drill Holes

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In addition to ongoing field work, Fronteer commissioned an independent resource estimate from Giroux Consultants Ltd. The new Kirazlı resource outlined 5.43 million tonnes at 1.4 g Au/t and 9.7 g Ag/t classified as indicated (244,000 ounces of gold and 1,693,000 ounces of silver) and 17.8 million tonnes at 0.98 g Au/t and 6.7 g Ag/t classified as inferred (563,000 ounces of gold and 3,859,000 ounces of silver) at a 0.5 g/t gold cut-off. The resource area was open for expansion to the north and south and at depth.

The results of the Kirazlı 2005 program and the resource estimate detailed above were deemed to be very positive and there was excellent potential to expand the near surface high-grade resources as well as identifying new high-grade zones both near surface and at depth. A 5,000 meter diamond drill program was proposed for 2006 to test both the lateral extent of the known high-grade zone and to test other mineralized areas at Kirazlı. Preliminary environmental and engineering studies were also suggested.

Further details of this program can be found in the Technical report available on SEDAR dated March 10, 2006, as amended on May 25, 2006, and as further amended May 25, 2006 and titled “The Exploration Activities of Fronteer Development Group Inc. on the Kirazlı Gold Property, Çanakkale Province, Republic of Turkey during the Period February to December, 2005” (Ian Cunningham-Dunlop and Gary Giroux, 2006).

10.1.4 2006 and 1st Quarter of 2007 Drilling Program by TCAM/Fronteer

From May 2006 to March, 2007, an exploration program was conducted by Fronteer (and then TCAM after May 1, 2006 after back-in decision was announced) that involved 10,990.75 m of diamond drilling in 57 holes from KD-48 to KD-96, Figure 10-3. The two main thrusts of the 2006/2007 drill program were to: a) to refine the extents of the resource area outlined in the 2004/2005 program (Kirazlı Zone); and b) to test several exploration targets on the property namely the SW Zone, North Zone, and Çatalkaya Tepe.

The program expanded gold mineralization near the high-grade main Kirazlı zone with intersections such as 1.20 g/t Au over 82.2 m from 32.3 m in KD-63 with a deep feeder at 1.41 g/t Au over 32.9 m from 288.6 m in the same drill hole.

It also identified a second high-grade zone (SW Zone) with mineralized intercepts such as 1.29 g/t Au over 46.0 m from 46.5 m and 1.40 g/t Au over 115.5 m from 118.0 m in KD-54 or 1.43 g/t Au over 85.8 m from 30.7 m in KD-90. Deep high-grade feeder zones were also intersected in the SW zone (11.0 g/t Au over 15.2 m from 183.9 m).

The program expanded and increased the overall grade of the current resource block, identified areas warranting trenching and further exploration drilling, and improved the understanding of the geology and of the geometry of mineralized zones.

A new NI 43-101-compliant resource estimate was completed in June of 2007. The updated Mineral Resources for the Kirazlı deposit are estimated as follows:

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Figure 10-3 Kirazlı Gold Deposit – Location of 2006 TCAM Drill Holes

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Table 10-3 Classified Mineral Resources at a 0.5 g/t Au Cut-Off,

dated August 1, 2007, for the Kirazlı Deposit

OXIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs

Measured	800,000	1.5	12.3	39,000	330,000	45,600
Indicated	3,900,000	1.1	10.4	143,000	1,292,000	168,840
Inferred	5,100,000	1.1	3.8	177,000	617,000	189,340

SULPHIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs

Measured	300,000	1.4	1.5	12,000	13,000	12,260
Indicated	4,500,000	1.1	1.6	155,000	257,000	160,140
Inferred	19,600,000	1.3	1.5	799,000	941,000	817,820

TOTAL RESOURCES
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs

Measured	1,100,000	1.4	9.6	51,000	342,000	57,840
Indicated	8,300,000	1.1	5.8	297,000	1,549,000	327,960
Inferred	24,600,000	1.2	2.0	976,000	1,558,000	1,007,160

Classified at 0.5 g/t cut-off

Based on the ongoing success of the exploration work, TCAM proposed an aggressive program for the period May 2007 to April 2008.

Further details of this program can be found in the Technical report available on SEDAR dated August 1, 2007 and titled “Technical Report on the Kirazlı Gold Property, Çanakkale Province, Republic of Turkey for Fronteer Development Group Inc.” (Ian Cunningham-Dunlop and Christopher Lee, 2007).

10.1.5 2nd Quarter 2007 to 2nd Quarter 2008 Drilling Program by TCAM

TCAM carried out a program of diamond and RC drilling between April 2007 and June 2007 which included 4,642.50 meters of drilling in 26 drill holes (KD92B, KD-97 to KD-119, Figure 10-4). The main objective of drilling was to expand the resources and also test several targets outside the main resource block.

The 2007 drill program further expanded the resource. However, drill results were not as impressive as the previous year with the best composites at 1.11 g/t Au over 23.4 m from 174.1 m; 1.47 g/t Au over 31.5 m from 161.5 m in KD-99 (SW zone) or 1.52 g/t Au over 12.0 m in KD-101A (main Kirazlı zone). Additionally KD-97 returned a silver zone with no associated gold at 522.9 g/t Ag over 23.5 m from 48.0 m.

The 2007 exploration program continued to expand the size of the known Kirazlı resource. Drilling in and around the current resource at Kirazlı either confirmed the extents and predicted grades of the resource block model, or intersected minor, previously unidentified, mineralized extensions to the current resource.

Mineralized intercepts falling outside of the above resource model are found in holes KD-97, KD-98, KD-99, KD-101/101A, KD-111 and KD-118. These intercepts were expected to add a small number of tonnes at comparable grades to the current resource.

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Figure 10-4 Kirazlı Gold Deposit – Location of 2007 TCAM Drill Holes

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Additional information on the 2007 drill program by TCAM / Fronteer can be found in the Technical Report available on SEDAR dated March 10, 2006, titled “Technical Report on the Aği Daği – Kirazlı Gold Projects, Çanakkale Province; Republic of Turkey” by K. D. Engineering, dated 19 September 2008.

10.1.6 2010 and 1st Quarter 2011 Drilling Program by Alamos

In the Technical report dated March 12, 2010, a new resource calculation was tabulated encompassing all drilling prior to Alamos. The resource at a 0.2 g/t Au cut-off for Kirazlı is given in Table 10-4. The resource was tabulated using optimistic pit geometries and floating cones to fulfill the requirements of the NI 43-101 regulations of a reasonable expectation of economic extraction. The previous mineral resource estimates by Fronteer were not constrained by a pit model, resulting in a reduction of inferred resources as compared to the last estimate.

Table 10-4 Classified Mineral Resources for the Kirazlı Deposit – Alamos – March 2010

		Au Cut-Off g/t	Tonnage tonnes	Average Au Grade g/t	Average Ag Grade g/t	Au Metal Content ounces	Ag Metal Content ounces
Kirazlı	Indicated	0.20	11,831,000	0.83	13.92	316,000	5,295,000
Kirazlı	Inferred	0.20	8,574,000	0.65	15.93	179,000	4,391,000

After acquisition of the project in January 2010, AGI carried out an infill drill program of diamond drilling between August 30, 2010 and March 13, 2011. They included 4,375.30 m in 29 holes from 10-KD-120 to 10-KD-145 drilled in 2010 and 1,863.40 m in 18 holes from 11-KD-146 to 11-KD-160A drilled in 2011. All these drill holes were included in a resource calculation for the prefeasibility.

Also in March 2011, three holes (11-KD-161 to 11-KD-163) totaling 56.25 m were drilled for geotechnical purposes on infrastructure areas. The location of the Alamos drill holes are presented in Table 10-5 and in Figure 10-5.

Infill drilling at the Kirazlı Main Zone (equivalent to both historic Kirazlı and SW zones from TCAM) in 2010 and 1st quarter of 2011 continued to confirm expected grades and thicknesses as predicted by the block model of March 2010, while results from some holes significantly exceeded predicted values. Additionally, assay results from twins of holes drilled by previous operators also generally exceeded historical results at the Kirazlı Main Zone.

Notable assay results from this program include (see also Table 10-6):

• 10-KD-120	101.9 m at 1.81 g/t Au from 26.1 m

• 10-KD-121	26.8 m at 3.99 g/t Au from 9.3 m

• 10-KD-121A	32.7 m at 2.37 g/t Au from 30.0 m (6m overlap with previous composite)

• 10-KD-122	110.0 m at 1.55 g/t Au from 67.0 m

• 10-KD-126	82.8 m at 1.36 g/t Au from 4.1 m

• 10-KD-132	46.2 m at 1.74 g/t Au from 28.2 m

• 10-KD-139	92.5 m at 2.74 g/t Au from 92.5 m

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• 10-KD-141	138.3 m at 1.20 g/t Au from 106.8 m

• 10-KD-143	50.3 m at 4.42 g/t Au from 43.4 m

• 11-KD-146	50.3 m at 1.76 g/t Au from 15.5 m

• 11-KD-150	66.8 m at 1.82 g/t Au from surface

• 11-KD-152	82.1 m at 3.59 g/t Au from 27.6 m

Table 10-5 Summary of 2010-2011 Kirazlı Diamond Drill Holes

DDH_ID	Easting	Northing	Elevation	Depth	Azimuth	Dip	Zone
10-KD-120	475500.9	4430310	733.295	143.2	90	-60	Main zone N
10-KD-121	475638.5	4430612	680.954	36.1	0	-90	Main zone N
10-KD-121A	475638.8	4430611	680.832	185	0	-90	Main zone N
10-KD-122	475574.4	4430098	718.145	177	90	-60	Main zone S
10-KD-123	475416	4429885	637.778	120	0	-90	Main zone S
10-KD-124	475576.2	4430679	662.963	124	0	-90	Main zone N
10-KD-125	475575.3	4430098	718.288	138.3	0	-90	Main zone S
10-KD-126	475413.5	4429882	637.797	102	90	-45	Main zone S
10-KD-127	475692.4	4430253	780.886	150	0	-90	Main zone N
10-KD-128	475560.6	4430544	719.835	150	293	-58	Main zone N
10-KD-129	475434.8	4430371	725.613	170	95	-70	Main zone N
10-KD-129A	475435	4430369	725.569	30	95	-70	Main zone N
10-KD-130	475627.9	4430737	627.621	120	230	-60	Main zone N
10-KD-131	475624.1	4430738	627.76	146.5	150	-60	Main zone N
10-KD-132	475661.3	4430587	679.323	179	270	-60	Main zone N
10-KD-133	475557.8	4430548	719.569	243	90	-60	Main zone N
10-KD-134	475750.9	4430507	673.706	120.3	270	-70	Main zone N
10-KD-135	475661	4430519	700.477	161.6	270	-76	Main zone N
10-KD-136	475690.7	4430641	651.969	184.3	270	-60	Main zone N
10-KD-137	475600.2	4430577	701.921	200.6	0	-90	Main zone N
10-KD-138	475492.2	4430584	710.964	125.2	90	-65	Main zone N
10-KD-139	475524.2	4430430	753.434	234.6	45	-60	Main zone N
10-KD-139A	475525.5	4430429	753.442	32	45	-60	Main zone N
10-KD-140	475649.8	4430330	765.957	260	0	-90	Main zone N
10-KD-141	475503.6	4430353	739.514	245.3	90	-65	Main zone S
10-KD-142	475633.8	4429953	738.323	153.2	0	-90	Main zone S
10-KD-143	475668.1	4429919	755.997	148.3	270	-70	Main zone S
10-KD-144	475624.8	4430004	733.213	165.8	270	-60	Main zone S
10-KD-145	475554.4	4430180	724.769	130	90	-60	Main zone
11-KD-146	475503.6	4430307	733.517	198	270	-80	Main zone N
11-KD-147	475639	4429894	746.25	113.5	0	-90	Main zone S
11-KD-148	475524.5	4429754	686.304	103.6	0	-90	Main zone S
11-KD-149	475493.3	4429799	678.341	186.6	270	-60	Main zone S
11-KD-150	475556.6	4430085	705.478	144.6	270	-70	Main zone S
11-KD-151	475579.1	4430044	711.416	129	270	-60	Main zone S
11-KD-152	475492.8	4429801	678.072	157.4	90	-60	Main zone S
11-KD-153	475586.3	4429919	711.583	114.6	0	-90	Main zone S
11-KD-154	475469.5	4429882	655.322	120.5	90	-75	Main zone S
11-KD-155	475422.5	4429678	656.199	12.2	90	-62	Main zone S

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DDH_ID	Easting	Northing	Elevation	Depth	Azimuth	Dip	Zone
11-KD-155A	475424.2	4429679	656.433	3.6	92	-62	Main zone S
11-KD-156	475362.8	4429677	644.374	58	90	-65	Main zone S
11-KD-157	475345.7	4429969	604.075	25.2	270	-60	Main zone S
11-KD-157A	475351	4429963	606	64.3	270	-60	Main zone S
11-KD-158	475264.6	4429752	607.504	99.2	90	-60	Main zone S
11-KD-159	475579	4430033	728	186.8	45	-60	Main zone S
11-KD-160	475401	4429962	622	122.3	270	-60	Main zone S
11-KD-160A	475404.1	4429959	622	24	270	-60	Main zone S
Sub-Total			47 holes	6,238.7
11-KD-161	476616	4429304	451	16.65	0	-90	Infrastructure
11-KD-162	476502	4429238	450	15	0	-90	Infrastructure
11-KD-163	476592	4429206	447	24.6	0	-90	Infrastructure
Sub-Total			3 holes	56.25
Total			50 holes	6,294.95

Table 10-6 Mineralized Intercepts in 2010-2011 Kirazlı Diamond Drill Holes

Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)
10-KD-120	Core	143.20	26.10	128.00	101.90	1.81
			135.30	143.20	7.90	1.03
10-KD-121	Core	36.10	9.30	36.10	26.80	3.99
10-KD-121A	Core	185.00	30.00	62.70	32.70	2.37
			67.20	82.40	15.20	0.33
			92.20	97.30	5.10	0.35
			110.50	168.10	57.60	0.88
			171.10	185.00	13.90	0.81
10-KD-122	Core	177.00	8.40	13.70	5.30	0.38
			19.70	28.80	9.10	0.24
			32.40	36.90	4.50	0.28
			67.00	177.00	110.00	1.55
10-KD-123	Core	120.00	0.00	13.70	13.70	0.44
			17.90	35.70	17.80	1.30
10-KD-124	Core	124.00	15.20	20.80	5.60	0.33
			112.80	120.30	7.50	0.30
10-KD-125	Core	138.30	11.30	78.80	67.50	0.58
			99.40	103.40	4.00	0.73
			110.90	119.90	9.00	0.25
			128.50	132.20	3.70	0.87
10-KD-126	Core	102.00	4.10	86.90	82.80	1.36
10-KD-127	Core	150.00	129.50	134.30	4.80	0.34
10-KD-128	Core	150.00	No composite
10-KD-129	Core	170.00	No composite
10-KD-129A	Core	30.00	No composite
10-KD-130	Core	120.00	81.50	84.50	3.00	0.42
			87.50	90.50	3.00	0.36
10-KD-131	Core	146.50	31.80	50.50	18.70	0.41
			53.50	57.80	4.30	0.42
			73.50	79.50	6.00	0.25
			91.50	94.50	3.00	0.22
			129.50	132.50	3.00	0.23
			135.50	139.30	3.80	0.49

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Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)
10-KD-132	Core	179.00	0.00	25.20	25.20	0.93
			28.20	74.40	46.20	1.74
			104.40	130.00	25.60	0.52
			143.25	159.50	16.25	0.35
10-KD-133	Core	243.00	32.50	40.00	7.50	0.33
			47.50	51.70	4.20	0.28
			60.10	196.00	135.90	0.67
			199.00	217.00	18.00	0.38
			224.50	232.00	7.50	0.28
10-KD-134	Core	120.30	29.30	46.80	17.50	0.26
			54.20	68.60	14.40	0.27
			77.30	98.30	21.00	0.40
			107.30	120.30	13.00	0.36
10-KD-135	Core	184.30	0.00	8.00	8.00	0.42
			11.10	155.50	144.40	0.88
10-KD-136	Core	184.30	10.50	15.00	4.50	0.22
			18.50	26.00	7.50	0.41
			31.50	37.00	5.50	0.45
			43.00	50.80	7.80	0.41
			53.80	98.00	44.20	1.32
			111.70	122.00	10.30	0.61
			125.00	133.00	8.00	0.62
			139.00	146.50	7.50	0.38
			152.20	155.20	3.00	0.41
			176.20	180.70	4.50	0.31
10-KD-137	Core	200.60	10.30	14.70	4.40	0.24
			22.70	34.60	11.90	0.41
			56.60	135.40	78.80	0.46
			141.40	167.00	25.60	0.39
10-KD-138	Core	125.20	No composite
10-KD-139	Core	234.60	56.80	61.00	4.20	0.33
			92.50	185.00	92.50	2.74
			216.50	234.60	18.10	0.82
10-KD-139A	Core	32.00	No composite
10-KD-140	Core	260.00	46.00	79.00	33.00	1.31
			85.00	121.00	36.00	0.42
			124.00	174.50	50.50	0.41
			201.00	208.50	7.50	0.25
			214.50	250.50	36.00	0.36
			253.50	260.00	6.50	0.41
10-KD-141	Core	245.30	52.40	101.80	49.40	1.30
			106.80	245.30	138.50	1.20
10-KD-142	Core	153.20	6.00	16.00	10.00	0.50
			54.00	115.50	61.50	0.59
			136.5	141.00	4.50	0.40
			144.00	153.20	9.20	0.80
10-KD-143	Core	148.30	43.40	93.70	50.30	4.42
			97.20	107.00	9.80	0.67
10-KD-144	Core	165.80	11.80	14.80	3.00	0.45
			18.30	23.50	5.20	0.90
			42.50	45.50	3.00	0.33
			48.50	122.00	73.50	0.87
			129.50	165.80	36.30	1.48
10-KD-145	Core	130.00	94.50	100.50	6.00	0.23
			103.50	113.50	10.00	0.33

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Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)
			126.50	130.00	3.50	0.33
11-KD-146	Core	198.00	14.50	24.00	9.50	1.63
			32.20	47.70	15.50	0.40
			109.70	114.50	4.80	0.85
			120.50	123.50	3.00	0.33
			132.50	135.50	3.00	0.23
			143.50	163.00	19.50	0.51
11-KD-147	Core	113.50	15.50	65.80	50.30	1.76
			77.0	80.80	3.00	0.21
11-KD-148	Core	103.60	12.00	31.30	19.30	0.30
11-KD-149	Core	186.60	0.00	19.10	19.10	1.24
			51.20	67.00	15.80	1.06
			162.30	185.50	23.20	1.07
11-KD-150	Core	144.60	0.00	66.86	66.80	1.82
			122.30	125.30	3.00	0.99
11-KD-151	Core	129.00	0.00	42.20	42.20	1.21
N270° / -60°			57.30	61.80	4.50	1.41
			65.30	71.60	6.30	1.15
11-KD-153	Core	114.60	0.00	19.40	19.40	0.24
N0° / -90°			26.30	29.30	3.00	0.22
			52.50	65.10	12.60	1.01
11-KD-154	Core	120.50	0.00	7.00	7.00	0.52
			22.30	79.60	57.30	0.81
			96.30	111.30	15.00	7.65
11-KD-152	Core	157.40	0.00	19.10	19.10	0.47
			27.60	109.70	82.10	3.59
11-KD-155	Core	12.20	No composite. Hole abandoned
11-KD-155A	Core	3.60	No composite. Hole abandoned
11-KD-156	Core	58.00	0.00	30.20	30.20	0.67
11-KD-157	Core	25.20	9.50	15.20	5.70	0.92
11-KD-157A	Core	64.30	5.40	12.90	7.50	0.86
11-KD-158	Core	99.20	79.00	95.50	16.50	0.38
11-KD-159	Core	186.80	0.00	4.10	4.10	1.50
			31.10	34.20	3.10	0.30
			39.90	86.00	46.10	0.57
			90.50	109.60	19.10	0.48
			115.40	186.80	71.40	0.86
11-KD-160	Core	122.30	4.50	12.00	7.50	0.41
			24.20	47.50	23.30	0.65
			52.00	69.00	17.00	1.17
11-KD-160A	Core	24.00	3.00	22.60	19.60	0.40

Of particular interest is 10-KD-120, a twin hole of KD-63 drilled by TCAM. KD-63 was reported as 82.2 m grading 1.19 g/t Au with a core recovery of 68%. 10-KD-120 intersected 101.9 m grading 1.81 g/t Au with a core recovery of 85%. Results of twin holes will be discussed in section 12.

The infill drilling program allowed the definition of the controls of the gold mineralization as well as the delineation of four high-grade zones (see section 8.2). Typical cross-sections interpreted from drilling information are presented in Figures 8-1 and 8-2.

The infill program needs to be completed in the south of the main Kirazlı zone and in the satellite pits areas.

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Figure 10-5 Kirazlı Gold Deposit – Location of 2010-2011 Alamos Drill Holes

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10.2 Ağı Dağı

Since the involvement of Cominco in the property in 1995, a total of 365 drill holes totaling 56,506.60 meters have been drilled (Table 10-7).

Table 10-7 Ağı Dağı Gold Property, Summary of Drilling Prior to Alamos

Period	Start Hole	End Hole	# Holes	Meterage
Pre-2004	A-1	A-74	74	8,276.90
2004	AD-75	AD-112	39	5,893.70
2005	AD-113	A-169	62	10,774.75
Mar 2006-April 6 2007	AD-170	A-299	141	23,907.55
April 6 2007- Aug 2007	AD-300	AD-350	52	7,352.40
2008	AD-351	AD-353	3	502.50
Total			371	56,707.80

Since the involvement of Alamos in the property in 2010 until February 28, 2011 limit date for the drill holes considered in the pre-feasibility resources presented in this report, a total of 113 drill holes totaling 17,160.90 meters have been drilled (Table 10-8). These are summarized in the following pages and also detailed in Sections 11 and 12 of this report.

Table 10-8 Kirazlı Gold Property, Summary of Drilling by Alamos

Period	Start Hole	End Hole	# Holes	Meterage
2010 - DD	10-AD-354	10-AD-459	102	16,132.40
2010 - RC	10-A-403	10-A-423	11	1,028.50
Total			113	17,160.90

10.2.1 Pre-2004 Drilling Programs by Cominco

During the period 1996 – 1998 Cominco Madencilik Sanayi A.Ş. (“Cominco”) drilled 8,276.90 m in 74 shallow, vertical holes on the Ağı Dağı property. About 90% of the m (7,601.8 m) drilled was reverse circulation drilling (in blue on Figure 10-6); the remainder (675.1 m) was core drilling (in green on Figure 10-6).

In total, 52 holes were drilled in the Baba and Ayı Tepe zones, 10 in the Fire Tower zone, 9 in the Deli zone and 3 in the Tavsan Tepe zone. The 38 holes in the heart of the Baba zone were drilled on a 62.5 m by 125 m grid oriented 060° and 150°. Twenty one of these holes had intercepts with greater than 0.5 g/t gold. RC hole A-7 may be considered as the discovery hole of the Baba zone with 0.55g/t Au over 99.0 m from 3.0 m. RC hole A-52 intersected 0.99 g/t Au over 96.0 m from 9.0 m and RC hole A-57 intersected 1.54 g/t Au over 66 m from surface. Several other drill holes intersected relatively shallow (i.e., depth less than 100 m) intervals of mineralization grading 1 to 2 g/t gold over lengths of several tens of meters. These intervals have been correlated tentatively as subhorizontal zones of mineralization that extend between holes separated by a distance of 60 m or more.

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In Deli, only low-grade mineralization was intersected as in RC hole A-2 with 0.39 g/t Au over 27 m which may be considered as the discovery hole for the Deli zone; RC hole A-44 with 0.36 g/t Au over 81.0 m from surface. In Fire Tower, diamond drill hole AD-3 intersected 0.38 g/t Au over 7.0m from surface while the Tavsan drill holes only intersected minor gold mineralization.

Additional information on this drilling program is available in the report dated August 31, 2004 by R.K. Valenta for Fronteer Development Group titled “Ağı Dağı Gold Property, Çanakkale Province, Turkey.”

Figure 10-6 Ağı Dağı Gold Deposits – Location of 1996-1998 Cominco Drill Holes

10.2.2 2004-2005 Drilling Programs by TCAM/Fronteer

Upon optioning the property in April 2004, Fronteer carried out an aggressive exploration program between April 27, 2004 and December 2005. TCAM was the operator during this period by means of a service contract with Fronteer and geologists representing Fronteer were involved in the work programs which were administered by a Fronteer-TCAM Technical committee.

A total of 5,893.7 m in 39 holes were drilled in 2004 and 10,774.75 m in 62 holes in 2005 (only drill holes fully completed during the calendar year were included in this total) for a total of 16,668.45 m in this continuous drill campaign (this total was corrected from the 16,777.55 m reported by Fronteer).

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Figure 10-7 Ağı Dağı Gold Deposits – Location of 2004-2005 TCAM / Fronteer Drill holes

The program included 35 RC drill holes (in grey-blue on Figure 10-7) totaling 3,783.1 m and 66 diamond drill holes (in light green of Figure 10-7) totaling 12,885.35 m. Most of these holes were focused on expanding the newly discovered Deli Zone and testing both the Fire Tower and Ayı Tepe zones. The distribution by zone was as follows:

•	Baba – 16 drill holes for 2,912.35 m

•	Ayı Tepe – 10 drill holes for 2,327.20 m

•	Fire Tower – 14 drill holes for 3,085.20 m

•	Deli – 61 drill holes for 8,343.70 m

Highlights included:

•	Baba – Diamond drill hole AD-100: 1.48 g/t Au over 58.0 m from 6.0 m and 2.18 g/t Au over 10.2 m from 80.55 m.

•	Ayı Tepe – Diamond drill hole AD-117: 1.37 g/t Au over 32.9 m from 92.2 m.

•	Fire Tower – Diamond drill hole AD-86: 1.19 g/t Au over 20.2 m from 17.8 m.

•

Deli – RC drill holes A-91: 2.46 g/t Au over 48.0 m from 49.5 m; A-92: 2.54 g/t Au over 46.5 m from 49.5 m; diamond drill holes AD-118: 3.97 g/t Au over 44.0 m from 60.0 m; AD-126: 3.73 g/t Au over 57.3 m from 38.2 m and AD-162: 4.38 g/t Au over 42.4 m from 63.6 m.

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An independent resource estimate was completed for the Baba and Deli Zones (January 2006). The resource for the Baba Zone included 6.44 million tonnes averaging 0.858 g/t gold (178,000 ounces of gold) classified as indicated and 18.4 million tonnes averaging 0.78 g/t gold (461,000 ounces of gold) classified as inferred at a 0.5 g/t gold cut-off. The Deli Zone included 1.36 million tonnes averaging 0.90 g/t gold and 5.6 g/t silver (39,000 ounces of gold and 246,000 ounces of silver) classified as indicated and an additional 16.41 million tonnes averaging 1.1 g/t gold and 7.8 g/t silver (582,000 ounces of gold and 4,103,000 ounces of silver) classed inferred at a 0.5 g Au/t cut-off.

The results of the 2004-05 programs were deemed to be positive with the resources at the Baba and Deli Zones still open for expansion and the potential to find additional resources through continued drilling considered to be excellent.

Further details of this program can be found in the Technical report available on SEDAR dated March 10, 2006, and titled “The Exploration Activities of Fronteer Development Group Inc. on the Ağı Dağı Gold Property, Çanakkale Province, Republic of Turkey from April 2004 to December 2005” (Ian Cunningham-Dunlop and Gary Giroux, 2006).

10.2.3 2006 to 1st Quarter 2007 Drilling Programs by TCAM/Fronteer

Following the success of the 2004-05 programs, a second exploration campaign was launched in March 2006 and continued to March 2007. The 2006-07 programs included a total of 141 drill holes totaling 23,907.55 m.

The program included 43 RC drill holes (in grey in Figure 10-8) totaling 4,160.9 m and 98 diamond drill holes (in greyish green in Figure 10-8) totaling 19,746.65. Drilling was focused on expanding the Deli and Baba resources, as well as testing Tavşan Tepe, Ihlamur, and Fire Tower. The distribution by zone was as follows:

•	Baba – 36 drill holes for 6,265.45 m

•	Ayı Tepe – 4 drill holes for 1,276.00 m

•	Fire Tower – 23 drill holes for 4,995.50 m

•	Deli – 72 drill holes for 10,776.50 m

•	Tavşan Tepe – 3 drill holes for 172.10 m

•	Ihlamur – 3 drill holes for 422.00 m

Highlights included:

•	Baba – RC drill holes A-256: 0.57 g/t Au over 145.5 from 3.0 m; Diamond drill holes AD-258: 3.35g/t Au over 10.0 m from 106.5 m and AD- 262: 1.01 g/t Au over 34.5 m from surface.

•	Ayı Tepe – Diamond drill hole AD-286: 0.48 g/t Au over 36.6 m from 116.4 m.

•

Fire Tower – Diamond drill hole AD-248 very close to Deli: 1.28 g/t Au over 49.9 m from 163.6 m; AD-214: 0.59 g/t Au over 22.2 m from 4.0 m and 0.56 g/t Au over 31.95 m from 100.55 m. Deli – RC drill holes A-177: 2.27 g/t Au over 52.5 m from 39.0 m; Diamond drill holes AD-212: 4.05 g/t Au over 107.6 from 65.7 m; both drill holes are located in the high-grade zone in the north of the deposit.

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•	Tavşan Tepe – RC drill hole A-185: 0.65 g/t Au over 7.5 m from 27 m.

•	Ihlamur – RC drill hole A-191: 0.62 g/t Au over 10.5 m from 31 m and 1.07 g/t Au over 9 m from 47.5 m.

Figure 10-8 Ağı Dağı Gold Deposits – Location of 2006 TCAM / Fronteer Drill Holes

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A 43-101-compliant resource estimate was completed in June of 2007. The updated Mineral Resources for the Ağı Dağı project are reported for the two Main resource areas, the Deli and Baba zones as shown in Tables 10-9 and 10-10:

Table 10-9 Classified Mineral Resources at a 0.5 g/t Au Cut-Off,

dated August 1, 2007, for the Deli Zone, Ağı Dağı Deposit

OXIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs

Measured	1,500,000	1.9	13.9	90,000	669,000	103,380
Indicated	16,600,000	1.2	10.6	636,000	5,661,000	749,220
Inferred	7,700,000	1.4	18.5	337,000	4,571,000	428,420

SULPHIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs

Measured	100,000	1.4	8.0	5,000	27,000	5,540
Indicated	1,700,000	1.0	6.5	56,000	365,000	63,300
Inferred	2,500,000	1.0	6.2	80,000	497,000	89,940

TOTAL RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs

Measured	1,600,000	1.8	13.5	94,000	696,000	107,920
Indicated	18,300,000	1.2	10.2	693,000	6,027,000	813,540
Inferred	10,200,000	1.3	15.5	418,000	5,068,000	519,360

Classified at 0.5 g/t cut-off

Table 10-10 Classified Mineral Resources at a 0.5 g/t Au Cut-Off,

dated August 1, 2007, for the Baba Zone, Ağı Dağı Deposit

OXIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs

Measured
Indicated	14,300,000	0.8	1.0	385,000	448,000	393,960
Inferred	7,000,000	0.8	0.3	188,000	66,000	189,320

SULPHIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs

Measured
Indicated	700,000	0.7	0.7	15,000	16,000	15,320
Inferred	2,100,000	0.7	0.3	47,000	19,000	47,380

TOTAL RESOURCES
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs

Measured
Indicated	15,000,000	0.8	1.0	400,000	464,000	409,280
Inferred	9,100,000	0.8	0.3	235,000	86,000	236,720

Classified at 0.5 g/t cut-off

Recommendations of the Fronteer-TCAM Technical Committee for exploration for the period May 1, 2007 to May 1, 2008 include 10,000 m of diamond and reverse circulation drilling to continue testing the known zones of mineralization at Baba Dağı, Ayı Tepe, Fire Tower, Ihlamur Ridge, Tavşan Tepe, and Deli; infill drilling within the Baba and Deli resource blocks in order to move defined blocks from inferred to indicated categories.

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Further details of this program can be found in the Technical report available on SEDAR dated August 1, 2007 and titled “Technical Report on the Ağı Dağı Gold Property, Çanakkale Province, Republic of Turkey for Fronteer Development Group Inc.” (Ian Cunningham-Dunlop and Christopher Lee, 2007).

10.2.4 2nd Quarter 2007 to 2nd Quarter 2008 Drilling Program by TCAM/Fronteer

TCAM carried out a program of diamond and RC drilling between April 2007 and August 2007 which included 7,352.40 m of drilling in 52 drill holes (AD-300 to AD-350; Figures 10-9). The main objective of drilling was to expand the limits of the known resources at Baba, Deli Dağı and Ayı Tepe and also test several targets outside the Main resource block at Ihlamur Ridge, Fire Tower, and Tavşan. Details of the drilling component and QA-QC can be found in Sections 11 and 12.

The program included 18 RC drill holes totaling 1,399.0m (in light blue on Figure 10-9) and 34 diamond drill holes totaling 5,953.4m (in light brown on Figure 10-9). The distribution by zone was as follows:

•	Baba – 4 drill holes for 437.00 m

•	Ayı Tepe – 9 drill holes for 1,987.70 m

•	Fire Tower – 9 drill holes 1,361.20 m

•	Deli – 17 drill holes for 2,219.60 m

•	Tavşan Tepe – 7 drill holes for 602.60 m

•	Ihlamur – 6 drill holes for 744.30 m.

Highlights included:

•	Baba – There is no significant intersection to report. All drill holes were located near the edge of the resource in attempt to expand it.

•

Ayı Tepe – Grade and thicknesses of drill intercepts remained lower than in the Baba and Deli zones. Diamond drill hole AD-317: 0.78 g/t Au over 21.0 m from 70.5 m and 0.41 g/t Au over 31.9 m from 188.6 m.

•	Fire Tower – Diamond drill holes AD-310: 1.07 g/t Au over 5.9 m from 62.5 m and AD-325: 0.69 g/t Au over 48.0 m from 49.5 m.

•	Deli – RC drill hole A-326: 0.66 g/t Au over 21.0 m from 6.0 m; Diamond drill hole AD-307: 0.58 g/t Au over 16.9 m from 151.5 m.

•	Tavşan Tepe – There was no significant result from Tavşan Tepe.

•	Ihlamur – Diamond drill holes AD-301: 2.1 g/t Au over 4.5 m from 2.7 m and 0.85 g/t Au over 25.4 m from 79.1 m and AD-339: 0.61 g/t Au over 29.6 m from 74.1 m.

10.2.5 2008 Drilling Program by TCAM/Fronteer

A limited diamond drilling program was carried out on the Baba target in 2008. There were 3 holes drilled totaling 502.50 meters at Baba. Additionally, 5 holes were drilled at the Camyurt target that led to the discovery of gold mineralization in the prospect. Drilling of the Camyurt project is not further reported here.

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The three holes drilled in Baba (in dark green on Figure 10-9) were to expand the limits of the known resources. They did not intersect any significant mineralization.

Figure 10-9 Ağı Dağı Gold Deposits – Location of 2007-2008 TCAM / Fronteer Drill Holes

10.2.6 2010 Drilling Program by Alamos

In the Technical Report dated March 12, 2010, a new resource calculation was tabulated encompassing all drilling prior to Alamos. The resource at a 0.2 g/t Au cut-off for Baba and Deli is given in Table 10-11. The resource was tabulated using optimistic pit geometries and floating cones to fulfill the requirements of the NI 43-101 regulations of a reasonable expectation of economic extraction. The previous mineral resources by Fronteer were not constrained by a model pit resulting in a significant reduction of inferred resources compared to the last estimate.

Table 10-11 Classified Mineral Resources for the Baba and Deli Deposits – Alamos – March 2010

		Au Cut- Off g/t	Tonnage tonnes	Average Au Grade g/t	Average Ag Grade g/t	Au Metal Content ounces	Ag Metal Content ounces
Baba	Indicated	0.20	26,601,000	0.52	0.60	445,000	513,000
Baba	Inferred	0.20	9,898,000	0.48	0.50	153,000	159,000
Deli	Indicated	0.20	25,362,000	0.67	5.96	546,000	4,860,000
Deli	Inferred	0.20	7,970,000	1.17	11.18	300,000	2,865,000
Baba+Deli	Indicated	0.20	51,963,000	0.59	3.22	991,000	4,860,000
Baba+Deli	Inferred	0.20	17,868,000	0.79	5.26	453,000	2,865,000

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When it acquired the project in January 2010, Alamos started drilling on existing forestry permits. Alamos carried out an infill drill program of diamond and RC drilling between March 20, 2010 and December 23, 2011. In 2012 drilling at Ağı Dağı only resumed after the closing date for the prefeasibility resources and the 2012 drill program is therefore not part of the current report.

The 2010 drill program included 16,132.40 m in 102 diamond drill holes from 10-AD-354 to 10-AD-459 and 1,028.50 m in 11 RC drill holes from 10-A-403 to 10-AD-423. All these drill holes were included in a resource calculation for the prefeasibility. The location of the Alamos drill holes are presented in Table 10-12 and in Figure 10-11.

Infill drilling at the Baba / Ayı Tepe and Deli zones in 2010 continued to confirm expected grades and thicknesses as predicted by the block model of March 2010, while results from some holes significantly exceeded predicted values. Additionally, assay results from twins of holes drilled by previous operators also generally exceeded historical results.

Notable assay results from this program include (see also Table 10-13):

• 10AD354	1.06 g/t Au over 19.0 m (Baba)

• 10AD355	0.87 g/t Au over 72.5 m (Baba)

• 10AD359	1.93 g/t Au over 28.0 m (Baba)

• 10AD361	2.89 g/t Au over 48.8 m (Deli)

• 10AD364	4.20 g/t Au over 50.2 m (Baba)

• 10AD366	5.02 g/t Au over 14.8 m (Deli)

• 10-AD-377	1.68 g/t Au over 53.6 m (Deli)

• 10-AD-387	2.25 g/t Au over 31.3 m (Baba)

• 10-AD-388	4.12 g/t Au over 28.9 m (Deli)

• 10-AD-392	1.26 g/t Au over 62.4 m (Deli)

• 10-AD-393	1.33 g/t Au over 42.0 m (Baba)

• 10-AD-393A	1.11 g/t Au over 44.5 m (Baba)

• 10-AD-397	1.38 g/t Au over 39.6 m (Deli)

• 10-AD-401	1.11 g/t Au over 58.4 m (Deli)

• 10-A-403	0.81 g/t Au over 96.0 m (Deli)

• 10-AD-406	1.60 g/t Au over 25.3 m (Deli)

• 10-A-408	1.32 g/t Au over 39.0 m (Deli)

• 10-AD-421	0.89 g/t Au over 23.6 m (Baba)

• 10-AD-431	0.78 g/t Au over 80.6 m (Baba)

• 10-AD-433	1.11 g/t Au over 25.0 m (Baba)

• 10-AD-440	0.51 g/t Au over 57.9 m (Baba)

• 10-AD-441	0.73 g/t Au over 58.5 m (Deli)

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Table 10-12 Summary of 2010 Ağı Dağı Diamond (AD series) and RC (A series) Drill Holes

DDH_ID	Easting	Northing	Elevation	Depth	Azimuth	Dip	Zone
10-AD-354	495134.2	4413497	886.778	119.2	310	-78	Baba
10-AD-355	495056.8	4413706	856.672	143	130	-61	Baba
10-AD-356	494905.4	4413760	813.239	110.6	0	-90	Baba
10-AD-357	497368.5	4415603	766.261	110	130	-61	Deli
10-AD-358	497330.8	4415702	748.287	145.4	130	-60	Deli
10-AD-359	495140.4	4413649	883.647	150.5	133.26	-60	Baba
10-AD-360	495115.8	4413714	875.08	154.4	210	-80	Baba
10-AD-361	497241.2	4415855	708.258	152.4	130	-55	Deli
10-AD-362	495117.4	4413715	875.165	113.2	20	-80	Baba
10-AD-363	494921.5	4413819	810.77	150.1	150	-60	Baba
10-AD-364	495096.1	4413554	872.41	120	300.96	-90	Baba
10-AD-365	495255.5	4413599	921.851	180	218	-58	Baba
10-AD-366	497119.2	4415790	683.985	192.6	130	-60	Deli
10-AD-367	495243.6	4413732	917.44	140.3	130	-60	Baba
10-AD-368	495147.5	4413539	887.131	194.5	130	-60	Baba
10-AD-369	494974.7	4413597	844.435	151.1	0	-90	Baba
10-AD-370	494844.2	4413661	817.891	140.9	0	-90	Baba
10-AD-371	497068	4415632	731.284	198.6	190	-50	Deli
10-AD-372	495002.2	4413772	835.685	259	310	-60	Baba
10-AD-373	497297	4415673	747.249	168.4	122	-60	Deli
10-AD-374	494945.5	4413646	832.372	140	0	-90	Baba
10-AD-375	495055.2	4414027	862.021	190	0	-90	Baba
10-AD-376	495070.9	4413619	855.859	145	313	-75	Baba
10-AD-377	497124	4415835	676.912	149.8	135	-60	Deli
10-AD-377A	497121.7	4415837	676.687	250.1	135	-60	Deli
10-AD-378	497017.4	4415404	786.819	180.7	334	-52	Deli
10-AD-379	494749.2	4413743	775.564	164.5	310	-60	Baba
10-AD-380	494848.3	4413608	826.996	133.8	310	-75	Baba
10-AD-381	496812.5	4415506	767.52	310.8	90	-63	Deli
10-AD-382	496877.6	4415632	711.344	183.5	130	-60	Deli
10-AD-383	495036.4	4413882	837.739	290.1	309	-62	Baba
10-AD-384	497008.9	4415655	712.711	284.1	130	-60	Deli
10-AD-385	497285.1	4415608	755.55	158.5	0	-90	Deli
10-AD-386	497068.5	4415727	713.072	234.3	0	-90	Deli
10-AD-387	495038.9	4413879	837.631	201.3	235	-60	Baba
10-AD-388	497056.5	4415755	702.513	355.8	0	-90	Deli
10-AD-389	497340.8	4415892	706.539	22	110	-55	Deli
10-AD-389A	497342	4415891	706.723	276.4	110	-55	Deli
10-AD-390	495039.6	4413879	837.716	251.7	130	-60	Baba
10-AD-391	497496.6	4415753	723.579	200.5	180	-60	Deli
10-AD-392	497319.1	4415883	708.715	255	155	-60	Deli
10-AD-393	495145.5	4413539	887.075	187.3	310	-60	Baba
10-AD-393A	495146	4413539	886.987	175.5	310	-60	Baba
10-AD-394	497539.9	4415659	703.439	105.7	0	-90	Deli
10-AD-395	497561	4415568	699.794	83.1	130	-75	Deli
10-AD-395A	497560.2	4415569	699.785	3.7	130	-75	Deli

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DDH_ID	Easting	Northing	Elevation	Depth	Azimuth	Dip	Zone
10-AD-396	497120.3	4415749	703.213	279.6	310	-60	Deli
10-AD-397	497053.6	4415754	702.413	222.7	214	-60	Deli
10-AD-398	497398.1	4415719	755.086	265.2	0	-90	Deli
10-AD-399	495078.4	4413461	877.776	181	270	-60	Baba
10-AD-400	495027	4413524	866.455	152.5	0	-90	Baba
10-AD-401	497351.7	4415486	772.065	131	90	-60	Deli
10-AD-402	495012.6	4413452	865.121	146.7	0	-90	Baba
10-AD-404	497439.9	4415866	704.077	145.1	130	-60	Deli
10-AD-405	497188.9	4415512	752.65	93.3	130	-60	Deli
10-AD-406	496927.1	4415587	727.65	196.6	40	-60	Deli
10-AD-407	497208.3	4415608	742.569	115.1	215	-60	Deli
10-AD-412	495067.3	4413760	853.485	239.2	310	-75	Baba
10-AD-413	497284.1	4415355	735.694	150.1	310	-60	Deli
10-AD-414	497053	4415757	702.291	298	0	-60	Deli
10-AD-415	497437.1	4415866	704.111	7.7	310	-60	Deli
10-AD-415A	497438.6	4415864	704.035	246	310	-60	Deli
10-AD-418	497229.8	4415933	687.738	255.9	155	-70	Deli
10-AD-421	495079.9	4413660	864.319	156	130	-60	Baba
10-AD-424	494707.6	4413655	784.379	90.4	130	-60	Baba
10-AD-425	497228.6	4415935	687.487	236.5	310	-70	Deli
10-AD-426	494945.4	4413644	832.261	146.9	70	-60	Baba
10-AD-427	495036.3	4413587	855.598	152.2	130	-90	Baba
10-AD-428	494805.3	4413755	796.46	222.5	310	-60	Baba
10-AD-429	495037.3	4413586	855.598	121.4	310	-90	Baba
10-AD-430	497237.6	4415661	738.954	134.9	130	-60	Baba
10-AD-431	494867	4413736	814.097	135.1	0	-90	Baba
10-AD-432	495254.4	4413693	923.283	236	130	-60	Baba
10-AD-433	494885.1	4413649	825.501	112.8	0	-90	Baba
10-AD-434	497165	4415731	710.187	67.3	130	-60	Deli
10-AD-434A	497168.1	4415729	710.324	151.1	130	-60	Deli
10-AD-435	494926.5	4413543	844.227	108.6	130	-60	Baba
10-AD-436	494956	4413732	827.538	156.9	125	-60	Baba
10-AD-437	495196	4413771	894.983	248.9	0	-90	Baba
10-AD-438	495259.3	4413533	912.272	224.9	310	-60	Baba
10-AD-439	495018.2	4414009	846.909	132.3	130	-75	Baba
10-AD-440	495056.5	4414022	862.021	251	80	-60	Baba
10-AD-441	497281.3	4415607	755.52	148.4	130	-60	Deli
10-AD-442	494921.2	4414010	823.559	253.7	310	-60	Baba
10-AD-443	497114.7	4415554	747.125	123.1	130	-60	Deli
10-AD-444	497462.1	4415520	751.458	114.6	180	-60	Deli
10-AD-445	495139.2	4414031	901.763	251.6	360	-90	Baba
10-AD-446	496699.9	4415376	798.323	192.5	0	-90	Deli
10-AD-447	496699.4	4415377	798.32	233.7	270	-60	Deli
10-AD-448	495161.3	4414007	907.129	341.3	130	-75	Baba
10-AD-449	496482.6	4416628	428.265	20	0	-90	North dump
10-AD-450	496597.9	4416409	452.989	15.9	0	-90	North dump
10-AD-451	496569.1	4416306	466.394	15	0	-90	North dump

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DDH_ID	Easting	Northing	Elevation	Depth	Azimuth	Dip	Zone
10-AD-452	496407.9	4415941	576.271	16.7	0	-90	North dump
10-AD-452A	496409	4415934	575	1.45	0	-90	North dump
10-AD-453	497034.8	4416218	541.598	15.2	0	-90	North dump
10-AD-454	493855.6	4414242	650.687	30.45	0	-90	North dump
10-AD-455	493641	4414179	635.446	20	0	-90	Heap leach
10-AD-456	493655.5	4413887	632.737	20	0	-90	Heap leach
10-AD-457	493609.8	4413831	630.557	20	0	-90	Heap leach
10-AD-458	493670.9	4413854	634.112	32	0	-90	Heap leach
10-AD-459	493548.6	4413777	590.23	28	0	-90	Heap leach
Sub-Total			102 holes	16,132.40
10-A-403	497427.1	4415551	763.716	136.5	130	-60	Deli
10-A-408	497361.6	4415524	770.365	94.5	130	-60	Deli
10-A-409	497537.1	4415665	703.828	70	0	-90	Deli
10-A-410	497600.4	4415806	684.785	126	45	-70	Deli
10-A-411	496652	4415426	761.144	118.5	0	-60	Deli
10-A-416	497266	4415948	689.083	99	0	-90	Deli
10-A-417	497275.4	4415950	688.954	103.5	90	-55	Deli
10-A-419	496746	4415669	686.634	91.5	130	-60	Deli
10-A-420	496958.2	4415813	666.54	84	180	-60	Deli
10-A-422	496881.7	4415773	660.512	63	110	-60	Deli
10-A-423	496903.8	4415858	632.201	42	180	-60	Deli
Sub-Total			11 holes	1,028.50
Total			113 holes	17,160.90
Table 10-13 Mineralized Intercepts in 2010 Baba and Deli Diamond and RC Drill Holes

Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)
10-AD-354	Core	119.20	0.00	19.00	19.00	1.06
			23.50	35.50	12.00	0.70
			41.50	57.50	16.00	0.82
			70.00	76.00	6.00	0.63
			89.50	101.60	12.10	0.95
			113.20	117.30	4.10	3.12
10-AD-355	Core	143.00	2.70	15.80	13.10	0.45
			20.30	23.30	3.00	0.41
			33.30	41.00	7.70	0.25
			48.80	121.30	72.50	0.87
			131.80	134.20	2.40	0.63
10-AD-356	Core	110.60	23.20	26.20	3.00	0.26
			38.00	106.10	68.10	0.39
10-AD-357	Core	110.00	50.00	93.10	43.10	0.67
10-AD-358	Core	145.40	5.30	17.80	12.50	1.00
			26.60	31.00	4.40	0.26
			98.30	128.20	29.90	0.66
10-AD-359	Core	150.50	5.50	8.50	3.00	0.45
			26.50	54.50	28.00	1.93
			59.00	82.90	23.90	0.63
			100.80	103.80	3.00	0.38
			106.80	114.00	7.20	0.43

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)
			120.30	140.00	19.70	1.08
10-AD-360	Core	154.40	20.70	27.90	7.20	0.41
			32.10	59.00	26.90	0.43
			72.00	143.60	71.60	0.89
10-AD-361	Core	152.4	37.80	40.80	3.00	0.46
			52.20	101.00	48.80	2.89
10-AD-362	Core	113.20	27.30	71.60	44.30	0.58
			74.60	86.60	12.00	0.41
			89.60	95.80	6.20	0.21
			103.30	106.30	3.00	0.28
			109.30	113.20	3.90	1.21
10-AD-363	Core	150.10	6.00	19.40	13.40	0.21
			25.40	38.90	13.50	0.39
			49.00	55.00	6.00	0.25
			58.00	77.80	19.80	0.32
			83.40	87.90	4.50	0.26
			90.90	95.70	4.80	0.23
			100.20	129.80	29.60	0.26
10-AD-364	Core	120.00	0.00	50.20	50.20	4.20
			54.30	70.50	16.20	0.77
			87.50	90.50	3.00	0.60
			98.50	103.00	4.50	0.32
10-AD-365	Core	180.00	7.20	20.00	12.80	0.40
			23.00	43.50	19.50	0.46
			48.50	53.00	4.50	0.34
			96.50	110.50	14.00	0.31
			116.50	131.30	14.80	0.83
			144.50	155.20	10.70	0.53
			164.50	179.00	14.50	0.48
10-AD-366	Core	192.6	52.50	55.00	3.00	0.34
			61.10	75.90	14.80	5.02
			82.90	89.00	6.10	0.80
10-AD-367	Core	140.30	66.70	72.70	6.00	0.73
			80.00	83.00	3.00	0.38
			105.50	118.80	13.30	0.85
			130.00	135.00	5.00	0.56
10-AD-368	Core	194.50	1.50	44.00	42.50	0.70
			48.70	109.40	60.70	0.64
10-AD-369	Core	151.10	37.30	47.50	10.20	0.47
10-AD-370	Core	140.90	4.50	26.60	22.10	0.93
			30.20	43.50	13.30	0.36
			49.00	52.70	3.70	0.21
10-AD-371	Core	198.60	61.80	64.90	3.10	0.54
10-AD-372	Core	259.00	22.00	35.40	13.40	0.24
			40.50	47.40	6.90	0.22
			87.00	107.00	20.00	0.32
			110.00	116.60	6.60	0.34
			135.40	143.60	8.20	0.23
			148.00	154.00	6.00	0.23
			158.50	168.50	10.00	0.25
			171.50	203.00	31.50	0.31
			207.20	216.90	9.70	0.33
			219.80	224.40	4.60	0.27
10-AD-373	Core	168.40	12.80	23.80	11.00	0.93
			54.30	89.50	35.20	0.36

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)
			103.00	119.50	16.50	1.18
10-AD-374	Core	140.00	49.20	57.80	8.60	0.91
			73.30	77.50	4.20	0.37
10-AD-375	Core	190.00	6.00	19.00	9.00	0.27
			32.80	35.80	3.00	0.27
			54.00	57.00	3.00	0.23
			84.10	106.30	22.20	0.28
			114.70	128.50	13.80	0.33
10-AD-376	Core	145.00	7.80	12.00	4.20	0.92
			21.00	54.40	33.40	0.58
			57.40	89.70	32.30	0.94
10-AD-377	Core	149.00	30.00	83.60	53.60	1.68
10-AD-377A	Core	250.10	107.60	120.20	12.60	0.35
10-AD-378	Core	180.00	16.70	24.20	7.50	0.72
			72.50	75.50	3.00	0.23
10-AD-379	Core	164.50	5.20	10.80	5.60	0.55
			32.00	35.00	3.00	0.38
			112.50	119.00	6.50	0.25
10-AD-380	Core	133.80	2.90	5.90	3.00	0.25
			9.00	12.00	3.00	0.24
			19.50	27.00	7.50	0.39
			30.00	34.50	4.50	0.26
10-AD-381	Core	310.80	106.30	113.80	7.50	0.56
			126.80	133.40	6.60	0.26
			261.35	267.20	5.85	0.25
10-AD-382	Core	183.50	110.00	113.30	3.30	0.41
10-AD-383	Core	290.10	38.30	41.30	3.00	0.25
			56.70	61.20	4.50	0.22
			117.40	120.40	3.00	0.32
			124.90	137.90	13.00	0.33
			157.00	166.00	9.00	0.34
10-AD-384	Core	284.10	9.50	27.00	17.50	0.48
			65.80	79.90	14.10	0.56
			96.20	101.80	5.60	0.34
			108.00	144.90	36.90	0.60
			248.00	253.10	5.10	0.86
10-AD-385	Core	158.50	25.30	32.00	6.70	0.70
			39.50	48.50	9.00	0.87
			59.50	62.60	3.10	0.25
			69.80	72.80	3.00	0.22
			77.20	87.00	9.80	0.93
10-AD-386	Core	234.32	10.50	13.50	3.00	0.20
			85.20	104.50	19.30	0.39
			123.70	130.30	6.60	0.24
			154.60	161.10	6.50	0.29
			185.10	189.10	4.00	0.94
			231.00	234.30	3.30	0.84
10-AD-387	Core	201.30	20.60	26.60	6.00	0.22
			88.00	119.30	31.30	2.25
			125.30	128.30	3.00	0.29
			143.50	149.50	6.00	0.22
			155.50	161.50	6.00	0.26
			165.90	181.40	15.50	0.25
10-AD-388	Core	355.70	127.10	156.00	28.90	4.12
			163.50	177.00	13.50	1.45

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Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)
			200.00	203.00	3.00	0.32
			214.70	219.20	4.50	0.27
			254.00	264.00	10.00	0.35
			297.00	300.00	3.00	0.53
10-AD-389	Core	22.00	12.30	18.30	6.00	0.52
10-AD-389A	Core	276.10	0.60	8.30	7.70	0.41
			32.10	36.40	4.30	0.31
			63.80	75.70	11.90	0.64
			78.70	84.20	5.50	0.48
			98.50	117.30	18.80	0.91
			124.10	128.80	4.70	0.42
			178.70	184.40	5.70	0.35
			195.90	214.00	18.10	0.48
			222.50	226.60	4.10	0.47
10-AD-390	Core	251.70	29.10	32.10	3.00	0.22
			41.10	50.80	9.70	0.23
			61.30	67.20	5.90	0.22
			82.20	85.70	3.50	0.22
			90.20	102.10	11.90	0.25
			106.60	109.60	3.00	0.25
			113.10	116.70	3.60	0.49
			124.20	135.30	11.10	0.29
			141.50	155.00	13.50	0.26
			160.70	190.90	30.20	0.37
			194.10	210.00	15.90	0.30
10-AD-391	Core	200.50	12.00	19.00	7.00	0.32
10-AD-392	Core	255.00	35.80	98.20	62.40	1.26
			149.50	152.50	3.00	0.22
			155.50	175.00	19.50	0.63
			179.50	205.70	26.20	0.99
10-AD-393	Core	187.30	3.00	7.50	4.50	0.35
			14.30	38.00	23.70	0.48
			41.00	83.00	42.00	1.33
			93.00	103.80	10.80	0.59
10-AD-393A	Core	175.50	4.50	8.80	4.30	0.45
			20.00	36.60	16.60	0.61
			45.50	90.00	44.50	1.11
			93.00	117.50	24.50	0.65
10-AD-394	Core	105.70	3.00	16.80	13.80	0.87
10-AD-395	Core	83.10	8.30	22.30	14.00	0.25
10-AD-396	Core	279.60	112.50	117.00	4.50	0.83
			120.00	123.00	3.00	0.30
			128.40	131.40	3.00	0.23
			140.40	155.40	15.00	0.77
			165.50	168.50	3.00	0.28
10-AD-397	Core	222.70	106.50	112.50	6.00	0.39
			122.50	125.50	3.00	0.26
			132.50	172.10	39.60	1.38
10-AD-398	Core	265.20	56.50	77.50	21.00	0.62
			82.00	125.40	42.00	0.66
			128.50	137.80	9.30	0.37
			149.00	155.00	6.00	0.43
			158.00	175.50	17.50	0.25
			180.00	190.00	10.00	0.50
10-AD-399	Core	181.00	33.50	65.10	31.60	0.88

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Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)
			73.20	86.30	13.10	0.48
10-AD-400	Core	152.50	7.10	10.00	2.90	0.99
			16.80	36.80	20.00	0.28
			51.10	55.20	4.10	0.23
			62.20	69.70	7.50	0.48
10-AD-401	Core	131.00	4.50	12.00	7.50	0.44
			17.30	75.70	58.40	1.11
10-AD-402	Core	146.70	31.80	42.00	10.20	0.27
			48.20	55.70	7.50	0.28
10-A-403	RC	136.50	0.00	96.00	96.00	0.81
			103.50	108.00	4.50	0.32
			115.50	120.00	4.50	0.32
10-AD-404	Core	145.10	9.00	27.00	18.00	0.46
			30.00	49.50	19.50	0.72
			89.00	95.10	6.10	0.44
10-AD-405	Core	93.20	19.70	26.20	6.50	1.81
10-AD-406	Core	196.60	8.50	13.40	4.90	0.70
			56.00	72.00	16.00	0.63
			72.40	87.30	9.90	0.35
			91.80	98.00	6.20	0.30
			125.00	129.50	4.50	0.50
			135.50	160.80	25.30	1.60
10-AD-407	Core	115.10	No composite
10-A-408	RC	94.50	10.50	22.50	12.00	0.51
			30.00	69.00	39.00	1.32
10-A-409	RC	255.00	0.00	16.50	16.50	0.72
10-A-410	RC	126.00	28.50	40.50	12.00	0.57
			45.00	55.50	10.50	0.30
			58.50	64.50	6.00	0.28
			112.50	115.50	3.00	0.28
10-A-411	RC	118.50	No composite
10-AD-412	Core	239.20	9.10	18.10	9.00	0.62
			22.70	30.00	7.30	0.39
			34.00	37.00	3.00	0.29
			40.00	43.10	3.10	0.38
			54.80	61.90	7.10	0.25
			81.80	85.90	4.10	0.29
			96.40	190.20	93.80	0.52
10-AD-413	Core	150.10	0.00	5.10	5.10	0.43
10-AD-414	Core	298.00	75.40	78.40	3.00	0.46
			100.40	123.20	22.80	2.70
			127.20	131.70	4.50	0.27
10-AD-415	Core	7.70	No composite
10-AD-415A	Core	246.00	6.00	20.50	13.50	0.53
			24.00	87.00	63.00	0.45
			96.00	112.50	16.50	0.37
			197.70	200.70	3.00	0.33
			203.70	215.80	12.10	0.38
10-A-416	RC	97.50	12.00	15.00	3.00	0.57
			22.50	43.50	21.00	0.69
			52.50	61.50	9.00	0.42
			78.00	88.50	10.50	0.31
10-A-417	RC	103.50	45.00	49.50	4.50	0.25
10-AD-418	Core	255.90	42.00	53.30	11.30	0.28

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Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)
			133.20	139.10	5.90	0.27
			150.50	155.00	4.50	0.22
			189.70	206.50	16.80	0.97
10-A-419	RC	91.50	24.00	27.00	3.00	0.24
			46.50	52.50	6.00	0.53
10-A-420	RC	84.00	40.50	60.00	19.50	0.66
			67.50	78.00	10.50	0.98
10-AD-421	Core	156.00	14.10	26.20	12.10	0.71
			55.90	60.40	4.50	0.41
			63.40	68.30	4.90	2.21
			76.40	100.00	23.60	0.89
10-A-422	RC	63.00	6.00	12.00	6.00	2.45
			19.50	34.50	15.00	0.94
			43.50	63.00	19.50	0.38
10-A-423	RC	42.00	10.50	21.00	10.50	0.22
			28.50	31.50	3.00	0.52
10-A-424	Core	90.40	8.30	11.30	3.00	0.27
10-AD-425	Core	236.50	28.80	33.00	4.20	0.46
			121.60	124.20	3.20	0.28
			136.20	147.50	11.30	0.47
			155.80	163.30	7.50	0.30
			175.60	190.60	15.00	0.34
			193.60	196.60	3.00	0.31
			201.10	204.10	3.00	0.29
			222.10	231.10	9.00	0.23
10-AD-426	Core	149.60	57.60	68.10	10.50	0.29
10-AD-427	Core	152.20	0.00	49.70	49.70	0.36
			64.20	85.00	20.80	1.09
10-AD-428	Core	222.50	0.00	55.50	55.50	0.55
			67.30	77.70	10.40	0.45
			82.20	86.30	4.10	0.29
			110.50	127.10	16.60	0.30
			137.30	141.40	4.10	0.24
			162.60	179.20	16.60	0.26
			213.60	22.50	8.90	0.31
10-AD-429	Core	121.40	0.00	12.30	12.30	0.32
			19.50	51.80	32.30	0.47
10-AD-430	Core	134.90	40.40	46.40	6.00	0.38
			52.40	69.00	16.60	0.21
			72.00	83.40	11.40	0.86
10-AD-431	Core	135.10	0.00	3.40	3.40	0.38
			7.90	88.50	80.60	0.78
10-AD-432	Core	236.00	81.80	88.30	6.50	0.32
			91.30	103.90	12.60	0.59
			111.50	114.80	3.30	0.31
			135.70	143.10	7.40	0.34
			166.30	170.80	4.50	0.76
10-AD-433	Core	112.80	29.90	54.90	25.00	1.11
10-AD-434	Core	67.30	No composite – Hole re-drilled as 10-AD-434A
10-AD-434A	Core	151.10	21.50	25.00	3.50	0.25
			79.40	99.80	20.40	0.42
10-AD-435	Core	108.60	41.90	46.40	4.50	0.43
10-AD-436	Core	156.90	47.70	54.00	6.30	0.83
			61.50	75.90	14.40	0.65

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Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)
			80.90	93.70	12.80	0.34
10-AD-437	Core	248.90	19.50	27.00	7.50	0.39
			42.50	52.60	10.10	0.28
			58.60	67.60	9.00	0.42
			75.10	90.10	15.00	0.31
			94.60	102.10	7.50	0.27
			106.60	112.60	6.00	0.22
			120.20	132.10	11.90	0.37
			135.10	140.50	5.40	0.35
			148.00	151.00	3.00	0.47
			170.50	173.50	3.00	0.28
			178.00	189.60	11.60	0.71
			193.40	207.20	13.80	0.36
10-AD-438	Core	224.90	1.50	7.80	6.30	0.37
			81.50	118.70	37.20	0.50
			124.70	127.70	3.00	0.22
			145.90	149.20	3.30	0.31
10-AD-439	Core	132.30	19.70	30.40	10.70	0.26
			37.90	42.40	4.50	0.27
			53.60	59.60	6.00	0.23
10-AD-440	Core	251.00	3.60	32.00	28.40	0.48
			38.00	95.90	57.90	0.51
			98.70	105.20	6.50	0.28
			111.30	117.30	6.00	0.26
			129.30	144.20	14.90	0.26
			154.50	163.60	9.10	0.23
			169.80	173.30	3.50	0.30
			180.90	201.10	20.20	0.39
			235.40	238.50	3.10	0.72
			247.20	251.00	3.80	0.24
10-AD-441	Core	148.40	40.50	99.00	58.50	0.73
10-AD-442	Core	253.70	57.40	64.90	7.50	0.42
			70.90	93.40	22.50	0.36
			99.40	117.00	17.60	0.28
			123.00	143.90	20.90	0.35
			148.40	179.50	31.00	0.46
			182.50	186.50	4.00	0.51
			191.00	198.50	7.50	0.32
			205.80	218.80	13.00	0.36
			221.90	226.30	4.40	0.33
10-AD-443	Core	123.10	No composite
10-AD-444	Core	114.60	0.00	26.70	26.70	0.40
			36.30	49.90	13.60	0.72
			100.60	109.10	8.50	0.28
10-AD-445	Core	251.60	34.30	43.30	9.00	0.27
			46.30	50.80	4.50	0.28
			75.40	107.30	31.90	0.39
			112.50	135.30	22.80	0.36
			141.30	146.00	4.70	0.25
			157.00	160.00	3.00	0.21
			165.30	170.00	4.70	0.21
			218.30	224.70	6.40	0.23
10-AD-446	Core	192.50	No composite
10-AD-447	Core	233.70	162.40	171.50	9.10	0.21
			182.00	185.00	3.00	0.24

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Drill Hole Number	Drilling Method	Total Depth (m)	From (m)	To (m)	Interval (m)	Assay (g/t Au)
			188.00	192.50	4.50	0.23
			199.60	205.70	6.10	0.29
10-AD-448	Core	341.30	12.30	15.60	3.30	1.03
			43.10	49.70	6.60	0.28
			116.50	130.50	14.00	0.38
			150.90	165.00	14.10	0.25
			172.50	175.50	3.00	0.25
			195.00	198.00	3.00	0.25
			225.50	234.50	9.00	0.45
			239.20	244.10	4.90	0.33
			251.40	254.40	3.00	0.30
			267.40	271.70	4.30	0.27
			301.00	310.00	9.00	0.29
10-AD-449	Core	20.00	No composite – Geotechnical Hole
10-AD-450	Core	15.90	No composite – Geotechnical Hole
10-AD-451	Core	15.00	No composite – Geotechnical Hole
10-AD-452	Core	16.70	No composite – Geotechnical Hole
10-AD-452A	Core	1.45	No composite – Geotechnical Hole
10-AD-453	Core	15.20	No composite – Geotechnical Hole
10-AD-454	Core	30.45	No composite – Geotechnical Hole
10-AD-455	Core	20.00	No composite – Geotechnical Hole
10-AD-456	Core	20.00	No composite – Geotechnical Hole
10-AD-457	Core	20.00	No composite – Geotechnical Hole
10-AD-458	Core	32.00	No composite – Geotechnical Hole
10-AD-459	Core	28.00	No composite – Geotechnical Hole

Figure 10-10 Ağı Dağı Gold Deposits – Location of 2010 Alamos Drill Holes on Alteration Map

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The infill drilling program allowed for the definition of the controls of the gold mineralization as well as the delineation of the high-grade zone in Deli (see section 8.3). Typical cross-sections interpreted from drilling information are presented in Figures 8-1 and 8-2 for the Baba deposit and Figures 8-3 and 8-4 for the Deli deposit.

The 2010 drill program increased in the overall resources and a conversion of a significant part of the inferred resources to measured and indicated resources resulting in an increase of measured and indicated resources by 31% as compared to the March 2010 tabulation. All details on these resources are presented in section 14.

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11.	SAMPLE PREPARATION, ANALYSES AND SECURITY

For a discussion of sample preparation, analysis and security for work conducted prior to the acquisition of the Ağı Dağı and Kirazlı project by Alamos, the reader is referred to the report titled “Technical Report of the Ağı Dağı – Kirazlı Gold Project, Çanakkale Province, Republic of Turkey, by K.D. Engineering”, dated 19 September 2008AGIAGI. Presented here is a discussion of sample preparation, analysis and security methods of Alamos following the January 2010 acquisition of the project, for both Ağı Dağı and Kirazlı.

The 2010 and 2011 drill programs by Alamos at the Kirazlı and Ağı Dağı Project were carried out using the drill contractor Spektra Jeotek. All drilling was supervised by Alamos technical staff applying industry standard best practice.

Proposed drill collars planned on field maps, and located in the field by GPS. All completed drill holes were surveyed using a satellite GPS (Trimble R6) or total station when the GPS does not locate sufficient satellites to provide reliable results. Survey control was established using survey monuments across the property. Drill holes were collared under the supervision of an Alamos geologist.

Drill holes were collared in PQ diameter core to improve core recoveries. The holes were reduced to HQ diameters in areas of poor ground condition, to avoid abandoning the hole. Core was placed in plastic boxes with depth markers every drill run (up to 3 meters). Flexit, Reflex or Liuhe (similar to Flexit) survey tests were collected at 10 meters depth, and then at every 50 meters intervals down-hole. The casing was removed after drilling was completed and a metal cap labelled with the drill hole number was placed on the collar to mark the hole location, azimuth and inclination, and to secure the drill hole.

Core boxes and RC chips were transported from the drill to the Etili core shed each morning. Core logging procedures follow industry standards and a defined sample protocol.

Drill holes with recoveries less than 70% through mineralized intervals were re-drilled from the same drill location.

All samples collected by Alamos during its drill programs were subjected to a quality control procedure conforming to industry best practice in the handling, sampling, analysis and storage of the drill core. All drill holes were sampled and assayed continuously. Samples intervals were selected on a geological basis and were typically between 0.5 and 2.0 meter in length. In general, sample length samples were 1.5 m long in unmineralized zones and 1 m in mineralized zones.

For Kirazlı, there were 243 holes with 28,975 assays within the database. For the estimation we used all holes located within the block model areas, including the pre-2010 holes. 70% of the samples at Kirazlı were 1.5 m long. There is only 1 sample less than 0.5 m long, at 0.40 m due to a narrow geological feature. In areas of poor core recoveries, samples greater than 2 m were collected. A total of 18 samples are greater than 2 m at Kirazlı.

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For Ağı Dağı, there were 516 holes with 60,947 assays within the database. For the estimation we used all holes located within the block model areas, including the pre-2010 holes. 73% of the samples at Ağı Dağı were 1.5 m long. There are only 3 samples less than 0.5 m long, the shortest being 0.25 m. They were caused by specific and narrow geological features. In areas of poor core recoveries, samples greater than 2 m were collected. A total of 85 samples are greater than 2 m at Ağı Dağı.

Core was cut length wise in half with half the core being submitted for assaying. Sampling did not cross areas with no or very low core recovery. For metallurgical drill holes, core was quartered, with half core submitted for metallurgical testing and a quarter remaining in the core box.

11.1 Sample Collection

Samples of drill core were cut by a diamond blade rock saw, with half of the sawn core placed in individual cloth bags and half placed back in the original core box. The sample bags are closed and placed in sealed shipment bags. Samples were prepared at the Etili camp by local workers trained and supervised by Alamos technicians and geologists. The retained core is stored in a secure area at the Etili core facility.

Reverse circulation chip samples were collected and split using a splitter located on the drill rig immediately after the cyclone and then placed in cloth bags. The sample bags are closed and placed in sealed shipment bags. The reverse circulation drill samples were collected continuously at 1.5 meters intervals. The splitter and cyclone were cleaned between each sample with a brush and a compressed air hose. The RC drill samples were taken by Alamos personnel with supervision of an Alamos geologist.

11.2 Shipping

The core and RC samples were shipped by an independent transport company in woven plastic bags for sample preparation to the ACME preparation laboratory in Ankara, Turkey. After these samples were processed, the pulps were sent for analysis by the laboratory to the ACME analytical Laboratories Ltd. (“ACME”) assay laboratory in Vancouver, Canada or in Santiago, Chile. Rejects and pulps from the Ankara preparation laboratory are returned and are stored onsite at the Etili camp.

Notification of receipt of sample shipments by the laboratory is confirmed by electronic mail. No problems were encountered in transport during the program.

11.3 Sample Preparation

All samples were prepared at the ACME Ankara preparation laboratory. Individual core samples typically ranged from 1.0 kg to 18.0 kg in weight due to the PQ size of the core, while reverse circulation chip samples ranged from 1.0 kg to 19.0 kg with an average of 8 kg. The entire sample was weighted then crushed to 2 mm size in a Terminator crusher. Approximately a 250 g split is pulverized in a chrome steel ring mill. Coarse reject is bagged and stored. Pulps were initially shipped to Vancouver, Canada for fire assays and ICP and to Santiago, Chile for cyanide leach extraction and analyses of gold (AuCN) and copper (CuCN). After September 2010, all analyses were made in Chile.

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11.4 Analysis for Gold

ACME have analysed all surface rock samples and all drill core and chip samples. The samples were prepared by the ACME preparation laboratory in Ankara and then analysed by either ACME laboratories in Chile or in Vancouver, Canada.

11.4.1 ACME Vancouver, Canada

ACME Vancouver was used until September 2010. Au and Ag were first determined by fire-assay fusion of a 30 g sub-sample with atomic absorption spectroscopy until September 2010. For gold assays equal or greater than 5.0 g/t Au, a new fire assay with gravimetric finish was systematically required.

Mo, Cu, Pb, Zn, Ag, Ni, Co, Mn, Fe, As, U, Au, Th, Sr, Cd, Sb, Bi, V, Ca, P, La, Cr, Mg, Ba, Ti, Al, Na, K, W, Zr, Sn, Y, Nb, Be, Sc, and S were extracted by four acid total digestion and analyzed by ICP.

When the ICP results was greater than 1,000ppm for Cu, Pb, Zn, the sample was sent to Chile for fire assay on these elements.

11.4.2 ACME Santiago, Chile

After September 2010, all analyses initially made in Vancouver were made in Santiago Chile using the same methods and protocols.

Extraction of gold and copper by hot cyanide leaching (AuCN & CuCN) was made from the beginning at the ACME laboratory in Chile. Then the analysis is made by standard fire assay with atomic absorption spectroscopy finish on 20 g pulp.

Results from both labs are reported electronically to the project site in Etili. Assay Certificates are filed and catalogued at AGI / AGI’s Office in Etili, Çanakkale Turkey.

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12.	DATA VERIFICATION

12.1 Summary

Sample data verification for work programs preceding the acquisition on the property by Alamos are described in “Technical Report on the Ağı Dağı – Kirazlı Gold Projects, Çanakkale Province; Republic of Turkey” (“Technical Report”) by K. D. Engineering, dated 12 March 2010. Discussions related to twin-hole programs, specific gravity testing and past metallurgical testing is also provided in the March 2010 report. The reader is referred to the 2010 report for a discussion of these past works. Between January 2010 and January 2012, QA/QC review was conducted by Dominique Fournier. Following January 2012, QA/QC review was conducted by Gary Lustig with M. Özcan. Starting in January 2012, Alamos conducted a QA/QC review of the all historic data as part of an on-going QA/QC review program, which includes Alamos’s data used in this PFS study. The purpose of QA/QC in the drill-program is to ensure that data used in the resource calculations is reliable. Therefore, several levels of controls are made in the sampling, preparation and assaying process. Controls include:

•	Field duplicates

•	Coarse duplicates

•	Pulp duplicates

•	Internal laboratory pulp duplicates

•	Blanks and standard samples

•	Internal laboratory blank and standard samples

Some of these controls aim at verifying analytical precision and accuracy of the assay laboratory, others focus on controlling the sample prep laboratory as well and field sampling finally get checked. Mistakes do happen. The QA/QC program enables us to identify and correct them.

Analytical accuracy defines the proximity of an analytical result with regard to a value accepted as valid. Analytical accuracy is verified by introducing blanks to monitor contamination; introducing standard samples to monitor analytical accuracy; and making comparisons between laboratories.

Analytical precision defines the ability to reproduce an analytical result, no matter whether the result is correct or not. Precision of the assay laboratory is checked by comparing the initial assay (first assay) with duplicate assays.

12.2 Kirazlı

This section describes data verification for the Kirazlı project following the January 2010 acquisition of the project by Alamos. For a discussion of data verification of the historic work, the reader is referred to the document “Technical Report on the Ağı Dağı – Kirazlı Gold Projects, Çanakkale Province; Republic of Turkey” (“Technical Report”) by K. D. Engineering, dated 12 March 2010.

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12.2.1 Standards Used by Alamos

Eight different standards from CDN Resource Laboratories Ltd., of Delta, B.C. were used. The concentration and the two-standard deviations of these standards purchased are presented in Table 12.1.

Table 12-1 Standards used by Alamos at the Kirazlı Project

STANDARD	Concentration (g/t Au)	2-standard deviations (g/t Au)	Amount
CDN-GS-11	11.21	0.87	4
CDN-CGS-22	0.64	0.06	32
CDN-GS-5D	5.06	0.25	9
CDN-GS-2F	2.16	0.24	45
CDN-CM4	1.16	0.12	3
CDN-CM5	0.294	0.046	3
CDN-CM6	1.43	0.09	17
CDN-CM7	0.427	0.04	33
CDN-CM8	0.91	0.11	21
TOTAL STANDARDS			164

The standards were randomly inserted into the sequences approximately every 25 samples. Additionally, standards were specifically added to zones with expected gold grades. A total of 205 standards were analyzed between August 2010 and March 2011. When result of standards exceeded 2 standard deviations, there was an alert. When it exceeded 3 standard deviations, the results were not validated and the batch of samples around the failed standard was re-analyzed. The graphs of Figure 12-1 and Table 12-1 only present results that were validated after re-analyze and validation of the standards in the second assay run.

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Figure 12-1 QA/QC Results of Standard Samples from Alamos

STD CDN CM4
Recommended value CDN 1.16 g/t
2 Standard deviation 0.12 g/t
Average ACME 1.17 g/t
Number of samples 3
CM4
+2std CM4
-2 std CM4
+3 std CM4
-3 std CM4
CDN average CM4
1.90
1.70
1.50
1.30
1.10
0.90
0.70
0.50
Assay results As in g/t
Sequence

STD CDN CM5
Recommended value CDN 0.294 g/t
2 Standard deviation 0.045 g/t
Average ACME 0.282 g/t
Number of samples 3
CM5
+2std CM5
-2 std CM5
+3 std CM5
-3 std CM5
CDN average CM5
0.60
0.50
0.40
0.30
0.20
0.10
Assay results As in g/t
Sequence

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STD CDN CM6
Recommended value CDN 1.43 g/t
2 Standard deviation 0.09 g/t
Average ACME 1.46 g/t
Number of samples 24
10-KD-146
Assay results Au in g/t
Sequence
2.00
1.90
1.80
1.70
1.60
1.50
1.40
1.30
1.20
1.10
1.00

STD CDN CM7
Recommended value CDN 0.427 g/t
2 Standard deviation 0.04 g/t
Average ACME 0.427 g/t
Number of samples 40
CM7
+2std CM7
-2 std CM7
+3std CM7
-3 std CM7
CDN average CM7
11-KD-151
11-KD-140
Assay results Au in g/t
Sequence
0.80
0.70
0.60
0.50
0.40
0.30
0.20

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STD CDN CM8
Recommended value CDN 0.91 g/t
2 Standard deviation 0.11 g/t
Average ACME 0.91 g/t
Number of samples 27
Assay results Au in g/t
Sequence

STD CDN GS2F
Recommended value CDN 2.16 g/t
2 Standard deviation 0.24 g/t
Average ACME 2.19 g/t
Number of samples 45
10-KD-121A
Assay results Au in g/t
Sequence

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STD CDN GS5D
Recommended value CDN 5.06 g/t
2 Standard deviation 0.25 g/t
Average ACME 5.14 g/t
Number of samples 9
GS5D
+2 std GS5D
-2 std GS5D
+3 std GS5D
-3 std GS5D
CDN average GS5D
7.00
6.50
6.00
5.50
5.00
4.50
4.00
Assay results Au in g/t
Sequence

STD CDN GS11A
Recommended value CDN 11.21 g/t
2 Standard deviation 0.87 g/t
Average ACME 11.00 g/t
Number of samples 4
GS11A
+2 std GS11A
-2 std GS11A
+3 std GS11A
-3 std GS11A
15.00
14.00
13.00
12.00
11.00
10.00
9.00
8.00
7.00
Assay results Au in g/t
Sequence

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Only three of the standards fell out of the 3 standard deviation limit. Assays were nevertheless validated as none of the assays in the batch were at the same grade range as the failing standard but they fell in grade ranges of other validated standards.

12.2.2 Blanks

Blanks are generally used to check the cleanliness of the laboratory and should produce negligible gold results on a consistent basis.

Blanks used by Alamos

Non-mineralized limestone material was collected from an outcrop, silica blank from the ALS laboratory and blank rejects from TCAM RC holes were collected, mixed and tested before using. These blanks were randomly inserted into the sequences approximately every 25 samples. Additionally, blanks were specifically added to zones with expected gold grades and as the first sample submitted in each batch. A total of 195 blanks were analyzed between August 2010 and March 2011. The results of these analyses are presented in Figure 12-2. The results were generally close to zero but one sample at 0.028 g/t Au in a high-grade gold zone slightly exceeded the accepted limit of 0.025 g/t Au. In the sample database, samples below the detection limit of 0.005 g/t Au were set at 0.0025 g/t Au (half the detection limit). Values are accepted within 5 times the detection limit (0.025 g/t Au).

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Figure 12-2 Blank Correlation for Alamos Samples

12.2.3 Duplicates

The field duplicate aims at monitoring the preparation in the field and the geological heterogeneity of a sample. The coarse duplicate aims at monitoring the preparation at the laboratory as various assays are made from different pulps issued from the same coarse split. The pulp duplicate aims at monitoring the analytical precision as various assays are made from the same pulp.

Duplicates from Alamos

There are four types of duplicate samples used by DBM. Repeat Pulp Duplicates are made from the re-analysis of the same pulp. Preparation Duplicates are analysis of separate pulps made from splits of the same material after initial coarse crushing (-10 mesh, 2 mm). Both of these duplicates are analyzed routinely as part of ACME’s internal QC program. Coarse duplicates are preparation duplicates on samples requested by DBM. Field duplicate samples are made of quarter cores directly collected from core boxes. The first valid assay was used for resource calculations, not the average of the various duplicates. The only exception is for re-run of assay batches invalidated for QA/QC reasons. In this case the first assay of the validated re-run was used.

The repeat pulp duplicates were randomly done by ACME. A total of 171 repeat pulp duplicate samples were assayed during the period, not considering duplicates that randomly duplicated blanks and standards. As expected from pulp duplicates, correlation between the original sample and its duplicate is very good (Figure 12-3).

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The preparation duplicates were randomly done by ACME. A total of 132 preparation pulp duplicate samples were assayed during the period. Once again, as expected from pulp duplicates, correlation between the original sample and its duplicate is very good (Figure 12-4).

Figure 12-3 Repeat Pulp Duplicate Correlation for Alamos Samples

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Figure 12-4 Preparation Pulp Duplicate Correlation for Alamos Samples

The coarse duplicate samples were only inserted into the sequences approximately every 25 samples for the metallurgical drill holes. Assay samples were already collected on quarter core from these intervals. It was therefore not possible to collect field duplicates, due to insufficient sample. A total of 50 coarse duplicate samples were taken during this period. One sample showed different assay results between the original sample and its duplicate (Figure 12-5).

Figure 12-5 Coarse Duplicate Correlation for Alamos Samples

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The field duplicates were randomly inserted into the sequences approximately every 25 samples. A total of 139 field duplicate samples were taken during this period. The graph of Figure 12-6 shows good correlation between the sample and its field duplicate low variability.

Figure 12-6 Field Duplicate Correlation for Alamos Samples

12.2.4 Check of Assay Program

Robert de l’Etoile, a consultant from SGS, collected and analyzed at SGS-Bulgaria 30 samples from the Baba, Deli and Kirazlı deposits for his report on the update of the mineral resource estimation of the Baba, Deli and Kirazlı deposits. The results of a sign test did not indicate a bias among the 30 pairs, with correlation coefficient of 0.92. The consultant concluded then that the control assays reproducibility was very good.

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Figure 12-7 Correlation Diagram for SGS Independent Control Samples

A second round of 470 check samples from pulps was submitted to SGS-Bulgaria. The samples were selected to represent all zones at a broad range of grades.

The correlation coefficient between the pairs is 0.99, with an average grade of 1.11 g/t Au for SGS and 1.18 g/t Au for Acme. The average of the SGS assays is 6.4% lower than the ACME assays. The results of a sign test identify a very minor bias among the 470 pairs (the lowest level of bias). However, the result of the bias is uncertain. It may be related to be:

•	High bias by ACME

•	Low bias by SGS

•	A combination of both (SGS being in the low side of the 2 standard deviations and ACME being on the high side of the two standard deviations).

The assays from 0 to 1 g/t Au represent 93% of the total Ağı Dağı and Kirazlı (“AD-K”) database and do not show any bias. The average of the SGS assays is only 1.1% lower than the ACME assays. The assays from 0 to 2 g/t Au represent 97% of the total AD-K database and do not show a bias. The average of the SGS assays is only 3.8% lower than the ACME assays. There is a limited bias in the higher assay range but is limited, affecting only 3% of the assays in the prefeasibility study. In addition, gold composites used for resource calculations are capped and therefore a slight bias should not affect resource estimate.

With the excellent correlation coefficient and the low difference in the averages of assay results between the two laboratories, the quality of the ACME assay results is confirmed by the checks at the SGS laboratory.

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Figure 12-8 Correlation Diagram between SGS and ACME Samples

12.2.5 Twin Drill Holes

A total of 4 TCAM drill holes were twinned by Alamos in order to validate the historic results, and to investigate the impact of improved core recoveries on assay results. The distance between the drill holes is presented in Table 12-2. The average distance between the original drill hole and its twin is 4.6 m but for the last three holes in the table, it is 3.2 m as there is 8.7 m distance between 10-KD-120 and its twin KD-63.

Table 12-2 Distance between Twin Drill Holes at Kirazlı

Area	TCAM drill number	Alamos drill number	Distance (m)
Kirazlı	KD-63	10-KD-120	8.7
Kirazlı	KD-39	10-KD-121	3.5
Kirazlı	KD-39	10-KD-121A	2.6
Kirazlı	KRR-05	10-KD-159	3.5

Table 12-3 Comparison of Assay Composites of Twin Drill Holes at Kirazlı

Historic hole	Type	From (m)	To (m)	Int (m)	Grade (g/t Au)	Core Rec.	Alamos twin	Type	From (m)	To (m)	Int (m)	Grade (g/t Au)	Core Rec.	Var.
KD-63	Core	26.10	143.2	117.1	0.94	71%	10-KD-120	Core	26.1	143.2	117.1	1.64	87%	175%
KD-39	Core	0.00	30.0	30.0	1.01	23%	10-KD-121	Core	0.0	30.0	30.0	2.80	79%	277%
KD-39	Core	30.00	185.0	155.0	0.59	69%	10-KD-121A	Core	30.0	185.0	155.0	0.96	92%	164%
KRR-05	RC	25.5	175.5	150.0	0.87	N/A	11-KD-159	Core	39.9	186.8	146.9	0.66	89%	74%

An example of the assay results of twin drill holes is presented in Figure 12-9.

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Figure 12-9 Assay Results of Twin Drill Holes KD-63 and 10-KD-120

The results in Table 12-3 show an increase in the gold grade of the mineralized composites for the same mineralized zones in 3 of the 4 twin holes. Twin hole 11-KD-159 returned a lower grade composite that its twin hole KRR-05 that was deemed to also had very good recovery. The results show that the average grade of the twin interval is improved with higher core recoveries.

12.3 Ağı Dağı

This section describes data verification for the Kirazlı project following the January 2010 acquisition of the project by Alamos. For a discussion of data verification of the historic work, the reader is referred to the document “Technical Report on the Ağı Dağı – Kirazlı Gold Projects, Çanakkale Province; Republic of Turkey” (“Technical Report”) by K. D. Engineering, dated 12 March 2010.

12.3.1 Standards

Standards were used to test the accuracy of the assays and to monitor the consistency of the laboratory.

Standards used by Alamos

Ten CDN Resource Laboratories Ltd standards were randomly inserted approximately every 25 samples. Additionally, standards were specifically added to zones with expected gold grades. A total of 429 standards were analyzed between March 2010 and January 2011 (Table 12-4). The standard assay results are presented in Figure 12-10 and generally fall within the accepted range of 2 standard deviations. Any failure of ≥3 standard deviations resulted in the batch being rejected by Alamos, and the samples associated with the failed standard were re-analyzed by the laboratory.

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Table 12-4 Standards Used by Alamos at the Ağı Dağı Project

STANDARD	Concentration (g/t Au)	2 standard deviations (g/t Au)	Amount
CDN-GS-1P5	1.37	0.12	16
CDN-GS-22	0.64	0.06	83
CDN-GS-5D	5.06	0.25	31
CDN-GS-2E	1.52	0.14	103
CDN-GS-2F	2.16	0.24	97
CDN-CM4	1.16	0.12	38
CDN-CM5	0.294	0.046	67
CDN-CM6	1.43	0.09	21
CDN-CM7	0.427	0.04	18
CDN-CM8	0.91	0.11	16
TOTAL STANDARDS			429

A total of 28 of the standards fell beyond the 3 standard deviation limit, 15 are above and 13 below the accepted range. Assays were nevertheless validated as none of the assays in the batch were at the same grade range as the failing standard.

Figure 12-10 QA/QC Results of Standard Samples from Alamos

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STD CDN GS22
Recommended value CDN 0.64 g/t
2 Standard deviation 0.06 g/t
Average ACME 0.63 g/t
Number of samples 83
10-AD-388
Au in g/t
Sequence
1.20
1.10
1.00
0.90
0.80
0.70
0.60
0.50
0.40
0.30
0.20

STD CDN GS5D
Recommended value CDN 5.06 g/t
2 Standard deviation 0.25 g/t
Average ACME 4.96 g/t
Number of samples 31
10-AD-371
10-AD-372
10-AD-383
10-AD-388
Au in g/t
Sequence
7.00
6.50
6.00
5.50
5.00
4.50
4.00
3.50
3.00

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STD CDN GS2E
Recommended value CDN 1.52 g/t
2 Standard deviation 0.14 g/t
Average ACME 1.49 g/t
Number of samples 103
GS2E Au
+2std GS2E Au
-2std GS2E Au
+3 STD GS2E Au
-3std GS2E Au
CDN average GS2E Au
Au in g/t
Sequence
10-AD-364
10-AD-357
10-AD-355
10-AD-376
10-AD-376
10-AD-379
10-AD-383
10-AD-384

STD CDN GS2F
Recommended value CDN 2.16 g/t
2 Standard deviation 0.24 g/t
Average ACME 2.21 g/t
Number of samples 97
GS2F Au
+2std GS2F Au
-2std GS2F Au
+3 STD GS2F Au
-3std GS2F Au
CDN average GS2F Au
Au in g/t
Sequence
10-AD-366
10-AD-371
10-AD-384

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STD CDN CM4
Au
Recommended value CDN 1.18 g/t
2 Standard deviation 0.12 g/t
Average ACME 1.15 g/t
Number of samples 38
10-AD-390
Au in g/t
Sequence

STD CDN CM5
Au
Recommended value CDN 0.294 g/t
2 Standard deviation 0.046 g/t
Average ACME 0.297 g/t
Number of samples 67
10-AD-390
10-AD-391
10-AD-395
Au in g/t
Sequence

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STD CDN CM6
Au
Recommended value CDN 1.43 g/t
2 Standard deviation 0.09 g/t
Average ACME 1.48 g/t
Number of samples 21
CM6 Au
+2std CM6 Au
-2 std CM6 Au
+3 STD CM6 Au
-3 std CM6 Au
CDN average CM6 Au
10-AD-444
10-AD-447
10-AD-445
A study on CM6 BY THE LAB SEE DOCUMENT
Au in g/t
Sequence
2.50
2.30
2.10
1.90
1.70
1.50
1.30
1.10
0.90
0.70
0.50

STD CDN CM7
Au
Recommended value CDN 0.424 g/t
2 Standard deviation 0.04 g/t
Average ACME 0.434 g/t
Number of samples 18
CM7 Au
+2std CM7 Au
-2 std CM7 Au
+3 STD CM7 Au
-3 std CM7 Au
CDN average CM7 Au
Au in g/t
Sequence
0.80
0.70
0.60
0.50
0.40
0.30
0.20

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12.3.2 Blanks

Blanks are generally used to check the cleanliness of the laboratory and should produce negligible gold results on a consistent basis.

Blanks used by Alamos

Several types of blank geologic material have been used by Alamos in its sampling program. Non-mineralized limestone material was collected from a local outcrop, silica blank was obtained from ALS laboratory, and blank rejects from TCAM RC holes were collected, mixed and tested before using in the sampling. Blanks were randomly inserted into the sequences approximately every 25 samples. Additionally, blanks were specifically added to zones with expected gold grades and as the first sample submitted in each batch.

A total of 504 blanks were analyzed between March 2010 and January 2011. The results of these analyses are presented in Figure 12-11. The results were generally close to zero with two samples exceeded 0.025 g/t Au. Samples below analytical detection limit (<0.005 g/t Au) were assigned a value of 0.025 g/t Au in the assay database. Therefore, two blank samples exceeded the reset value for blanks below detection limit for gold.

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Figure 12-11 Blank Results for Alamos Samples

12.3.3 Duplicates

Field duplicate results are intended to monitor sample preparation in the field, and the geological heterogeneity of a sample. The coarse (preparation) duplicate monitors the preparation at the laboratory as various assays are made from different splits from the pulp prepared from the same coarse split. The pulp duplicate aims at monitoring the analytical precision as various assays are made from the same pulp.

Duplicates from Alamos

Four types of duplicate samples are used by Alamos. Repeat pulp duplicates are prepared from the re-analysis of the same pulp while preparation pulp duplicates are analysis of two pulps made from the same coarse material. Coarse duplicates are made from duplicates after the initial crushing of the sample (size < 1mm). Field Duplicate samples are made of quarter cores directly collected from core boxes. The 1st assay was validated on a systematic basis for resource calculations, not the average of the various duplicates. The only exception is for re-run of assay batches invalidated for QA/QC reasons. In this case the first assay of the validated re-run was used.

Repeat pulp duplicates were randomly inserted by ACME. A total of 433 repeat pulp duplicate samples were assayed during the program. In this program, the correlation between the original sample and its pulp duplicate is acceptable (Figure 12-12).

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Figure 12-12 Repeat Pulp Duplicate Correlation for Alamos Samples

Preparation pulp duplicates were randomly inserted by ACME. A total of 343 preparation pulp duplicate samples were assayed during the period. The correlation between the original samples and its duplicate is considered acceptable (Figure 12-13).

Figure 12-13 Preparation Pulp Duplicate Correlation for Alamos Samples

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Coarse duplicate samples were inserted into the sample sequence approximately every 25 samples for the metallurgical drill holes. Because assay samples were already collected on quarter core there was insufficient material to collect field duplicates. A total of 144 coarse duplicate samples were collected during this period. The graph of Figure 12-14 shows a very good correlation between the sample and its coarse duplicate which indicates the lack of significant “nugget effect”.

Figure 12-14 Coarse Duplicate Correlation for Alamos Samples

Field duplicates were randomly inserted into the sequences approximately every 25 samples. A total of 303 field duplicate samples were taken during this period. The graphs (Figures 12-15 and 12-16) show a good correlation between the original samples and their field duplicates which indicates the lack of significant “nugget effect”.

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Figure 12-15 Field Duplicate Correlation for Alamos Samples

Figure 12-16 Field Duplicate Correlation for Alamos Samples (Detail)

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12.3.4 Check Assay Program

Results of an independent check on the assay results of the Ağı Dağı and Kirazlı projects were presented in section 12.1.4. The consultant, Robert de l’Etoile, concluded that the “control assays reproducibility was very good”.

A second round of 470 samples from Ağı Dağı was sent together with samples of Kirazlı to the SGS laboratory in Bulgaria. Results are discussed in the same section. With the excellent correlation coefficient and the low difference in the averages of assay results between the two laboratories, the quality of the ACME assay results is confirmed by the checks at the SGS laboratory.

12.3.5 Twin Drill Holes

A total of 7 TCAM drill holes were twinned by Alamos in order to validate the historic drill results, and to investigate the impact of improved core recoveries on assay results. Six twin holes were drilled in the Deli zone and one in the Baba deposit. The distance between the twined holes is presented in Table 12-5. Due to difficult ground conditions encountered during drilling of a twin drill hole the average drill spacing is 5 m from the original drill hole, and somewhat larger than planned. A comparison of Assay composites of twin drill holes at Ağı Dağı is presented in Table 12-6.

Table 12-5 Distance between Twin Drill Holes at Ağı Dağı

Area	TCAM drill number	Alamos drill number	Distance (m)
Deli	A-87	10-AD-357	3.6
Deli	AD-152	10-AD-366	4.4
Deli	AD-206	10-AD-358	6.7
Deli	A-91	10-AD-361	8.4
Deli	AD-124	10-A-403	4.1
Deli	AD-284	10-A-408	6.2
Baba	A-29	10-AD-374	2.9

Table 12-6 Comparison of Assay Composites of Twin Drill Holes at Ağı Dağı

Historic hole	Type	From (m)	To (m)	Int (m)	Grade (g/t Au)	Core Rec.	Alamos twin	Type	From (m)	To (m)	Int (m)	Grade (g/t Au)	Core Rec.	Var.
A-87	RC	13.5	94.5	81.0	0.66	N/A	10-AD-357	Core	13.0	94.1	81.1	0.39	49%	-59%
AD-152	Core	7.5	89.0	81.5	0.13	33%	10-AD-366	Core	7.5	89.0	81.5	1.07	76%	811%
AD-206	Core	4.5	31.0	26.5	0.34	59%	10-AD-358	Core	4.5	31.0	26.5	0.53	69%	155%
A-91	RC	19.0	101.0	82.0	1.52	N/A	10-AD-361	Core	19.0	101.0	82.0	1.77	93%	116%
AD-124	Core	0.0	96.0	96.0	0.69	46%	10-A-403	RC	0.0	96.0	96.0	0.81	N/A	117%
AD-284	Core	8.45	69.0	60.55	0.61	51%	10-A-408	RC	8.45	69.0	60.55	0.99	N/A	161%
A-29	RC	49.2	57.8	8.6	0.44	N/A	10-AD-374	Core	49.2	57.8	8.6	0.91	96%	207%

Drill holes 10-AD-357, 10-AD-358 were drilled at the very beginning of the drill program before drilling techniques could be improved to systematically ensure core recoveries greater than 80%.

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Hole 10-AD-357 returned a lower grade composite that its twin hole A-87 which was deemed to have better recovery. All other Alamos twin holes returned better core recoveries than their TCAM twin counterpart, and their composites also presented higher gold grades. We suggest that substantial gold occurs in the friable breccia rock matrix and is susceptible to flushing out in the case of poor core recoveries. As a result, Alamos’ drill results, with its higher average core recoveries, are considered more representative of rock gold concentrations. Selected examples of the twin drill results are presented in Figures 12-17 to 12-21.

Figure 12-17 Assay Results of Twin Drill Holes A-87 and 10-AD-357

Figure 12-18 Assay Results of Twin Drill Holes AD-152 and 10-AD-366

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Figure 12-19 Assay Results of Twin Drill Holes AD-206 and 10-AD-358

Figure 12-20 Assay Results of Twin Drill Holes A-91 and 10-AD-361

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Figure 12-21 Assay Results of Twin Drill Holes AD-284 and 10-A-408

12.4 Kirazlı Cyanide Leach Assays from Alamos

A total of 5247 pulps from samples above 0.2 g/t Au from the TCAM drill holes at Kirazlı were retrieved to be analyzed by cyanide leach extraction (AuCN) at the ACME laboratory in Chile. Because of sulphide oxidation in the transition and sulphide zone samples, these pulps were not selected for analysis. From the 2006 and 2007 sample pulps, 2,201 samples were analyzed.

Figure 12-22 Correlation between AuCN Results and Fire Assay – Kirazlı Oxide Zone – Teck Samples

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The graph of the 176 oxide samples (Figure 12-22) shows a correlation of 99% between original fire assays and AuCN results. The regression line is at 0.98 confirms the excellent recovery of gold by direct cyanidation.

Correlation between fire assays and AuCN results of the 1,202 samples in the sulphide zone is at 79%. The flatter regression line with a correlation coefficient of 0.11 reflects the poor recovery of gold by direct cyanidation (Figure 12-23).

Figure 12-23 Correlation between AuCN Results and Fire Assay – Kirazlı Sulphide Zone – Teck Samples

Correlation between fire assays and AuCN results of the 823 samples in the transition zone is at 93%. The regression line at 0.86 reflects a rather good recovery of gold by direct cyanidation than in fire assay (Figure 12-24).

All samples from the Alamos drilling program were analyzed by cyanide leach extraction (AuCN) at the ACME laboratory in Chile. A total of 4,281 samples were analyzed by cyanide leach extraction in 2010-2011. The graph of the 957 oxide samples (Figure 12-25) shows a correlation coefficient of 97% between original fire assays and AuCN results. The regression line with a correlation coefficient of 0.93 confirms the excellent recovery of gold by cyanidation.

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Figure 12-24 Correlation between AuCN Results and Fire Assay – Kirazlı Transition Zone – Teck Samples

Figure 12-25 Correlation between AuCN Results and Fire Assay – Kirazlı Oxide Zone – Alamos 2010-2011 Samples

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Figure 12-26 Correlation between AuCN Results and Fire Assay – Kirazlı Sulfide Zone – Alamos 2010-2011 Samples

Figure 12-27 Correlation between AuCN Results and Fire Assay – Kirazlı Transition Zone Alamos 2010-2011 Samples

Correlation between fire assays and AuCN results for 1,552 samples in the sulphide zone is good at 91%. The flatter regression line at 0.47 reflects a poor recovery of gold by direct cyanidation (Figure 12-26).

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Correlation between fire assays and AuCN results of the 1,758 samples in the transition zone is at 92%. The regression line at 0.67 reflects a recovery of gold by direct cyanidation in the transition zone that is better than in sulphide but not as good as in oxide (Figure 12-27).

12.5 Kirazli Specific Gravity by Alamos

Systematic drill core SG measurements were conducted every 5 meters when possible. A total of 1,381 SG measurements were completed and validated in the 45 drill holes of the program. The average of measurements is 2.5 g/cm3 that included oxide, transition and sulfide zones (Table 12-7). The highest SG value is 3.86 g/cm3 at 138.6m in 10-KD-135 in the sulfide zone (presence of sulfides in abundance). The lowest SG value in the oxide zone is 1.57 g/cm3 (vuggy silica clast).

The average in sulfide zone is 2.58 g/cm3. The average SG value in the transition zone is 2.51 and the average SG value in the oxide zone is 2.31.

Table 12-7 SG Measurements in Drill Core at Kirazlı

Area	Redox zone	Number of SG measurements	SG average
Kirazlı	All	1,381	2.50
Kirazlı	Oxide	271	2.31
Kirazlı	Transition	572	2.51
Kirazlı	Sulfide	537	2.58

12.6 Ağı Dağı Cyanide Leach Assays from Alamos

A total of 5575 pulps from samples above 0.2 g/t Au from the TCAM drill holes at Ağı Dağı were retrieved to be analyzed by cyanide leach extraction (AuCN) at the ACME laboratory in Chile. Samples which had experienced post-drilling oxidation of sulphides were not included in the analyses.

The graph of the 3,639 oxide samples (Figure 12-28) shows a correlation coefficient of 99% between original fire assays and AuCN results. The regression line is at 0.95 reflects the excellent recovery of gold by direct cyanidation as shown by the high gold recovery obtained by leaching tests presented in this report.

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Figure 12-28 Correlation between AuCN Results and Fire Assay – Ağı Dağı Oxide Zone – Teck Samples

The correlation between fire assays and AuCN results of the 204 samples in the sulphide zone is much poorer than for the oxides, at 57%. The flatter regression line at 0.24 reflects a poor recovery of gold by direct cyanidation (Figure 12-29).

Figure 12-29 Correlation between AuCN Results and Fire Assay – Ağı Dağı Sulphide Zone – Teck Samples

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The transition zone is defined by the first significant intercept of sulphides in core, where it is followed by oxide. The transition zone may contain large sections of oxide and sulphide core as well as intimately mixed oxide and sulphide. Figure 12-30 shows three populations of individual samples in this zone that represent pure oxide, pure sulphide and mixed oxide and sulphide. This is why the oxidation domain of each sample is individually logged besides flagging of the oxide / transition and sulphide zones. The correlation coefficient between fire assays and AuCN results of the 1,711 samples in the transition zone is at 87%. But, the regression line at 0.69 reflects the mixing of sulphide and oxide in the transition zone (Figure 12-29). Recovery of gold by cyanidation is better than in sulphide but lower than in oxide.

Figure 12-30 Correlation between AuCN Results and Fire assay – Ağı Dağı Transition Zone – Teck Samples

All samples from the Alamos drilling program were analyzed by cyanide leach extraction (AuCN) at the ACME laboratory in Chile. A total of 11,428 samples were analyzed by cyanide leach extraction in 2010. The graph of the 6,113 oxide samples (Figure 12-31) shows a correlation coefficient of 98% between original fire assays and AuCN results. The regression line at 0.87 confirms the excellent recovery of gold by direct cyanidation.

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Figure 12-31 Correlation between AuCN Results and Fire Assay – Ağı Dağı Oxide Zone – Alamos 2010 Samples

The correlation between fire assays and AuCN results of the 2,703 samples in the sulphide zone is not as good at 76%. The flatter regression line at 0.19 reflects a poor recovery of gold by direct cyanidation (Figure 12-32).

Figure 12-32 Correlation between AuCN results and fire assay – Ağı Dağı Sulphide zone – Alamos 2010 samples

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13.	MINERAL PROCESSING AND METALLURGICAL TESTING

13.1 Summary of Previous Test Results

Scoping level metallurgical testing of material from the Kirazlı deposit was completed by the previous owners in 1991. Preliminary metallurgical tests on material from Ağı Dağı were completed in 2006. All process related work completed by the previous owners is summarized in Table 13-1. Review of the original referenced material indicates the following summary information:

•	Oxide mineralization responds very well to cyanide bottle roll and column leaching yielding high gold recovery and low reagent consumption.

•

Transition and sulfide mineralization do not respond as well to cyanide leaching as the oxide material. Gold recovery is related to the sulfide sulfur concentration. Reagent consumption is variable and depends on the cyanide soluble copper concentration.

•	Scoping level flotation test results on sulfide material were not encouraging.

•	Bio-oxidation or autoclave oxidation of the sulfide mineralization improved gold recovery.

•	Visible gold is rare. The visible gold that was observed was very fine ranging in size from less than one to nine microns.

•	Column tests were conducted on individual core drill hole composites. No large composites were column tested.

•	Column test results were very similar from all oxide zones tested and recovery was not strongly dependent on crush size.

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Table 13-1 Summary of Previous Process Test Work on Kirazlı and Ağı Dağı

Date	Owner	Sample Source	Test Work Type	Summary of Results
1989	Newmont	Kirazlı Core / RC Cuttings	Petrography M. B. McComb	Fine Au (9 micron) noted with iron oxide vein
1991	Newmont	Kirazlı Core / RC Cuttings	Bottle Roll Cyanide Leach Simon Laboratories	High Cyanide Consumption (Sulfide) Low Gold Recovery on Sulfide High Gold Recovery on Oxide
1991	Newmont	Kirazlı Core / RC Cuttings	Bio-leach @ Newmont Cyanide Leach Residue	Sulfide Sample 88% Gold Recovery with 80% Sulfide Oxidation
1991	Newmont	Kirazlı Core / RC Cuttings	Autoclave Oxidation @ Newmont Cyanide Leach Residue	Sulfide Sample 81% Gold Recovery with 92.4% Sulfide Oxidation
1991	Newmont	Kirazlı Core / RC Cuttings	Microprobe Stephen L Chryssoulis	Sulfide Sample Framboidal pyrite at 33 g Au/t Massive Pyrite at 1.34 g Au /t
1991	Newmont	Kirazlı Core / RC Cuttings	Petrography E. C. Thatcher	Fine Au (0.5 to 6 micron) noted with iron oxides or silica alteration
2004	Fronteer Development	Eight Ağı Dağı Core Holes	Petrography K. V. Ross	Fine (x<10 micron) Ag-S-Hg-Br noted in vuggy quartz; No gold observed
2005	Fronteer Development	Five Kirazlı Samples from DDH KD-31	Petrography K. V. Ross	Gold, electrum and gold tellurides observed in association with sulfosalts, primarily tennantite. Very fine at less than 5 microns.
2006	Teck Cominco	Baba; Two Core Holes One Surface Sample Deli; Two Core Holes Kirazlı; One Core Hole	Bottle Roll and Column Test Work Kappes Cassiday and Associates	Gold recovery averaged over 90 percent for column tests at minus 31.5 and 9.5 mm. Low reagent consumption.
2007	Teck Cominco	Deli Hole 212	Petrography J. A. McLeod	No gold observed after significant effort. Suggest atomic substitution with sulfides.
2007	Teck Cominco	Thirty Seven Composites from Three Ağı Dağı Holes and Three Kirazlı Holes	Bottle Roll Cyanide Leach at 1 mm G&T Metallurgical Services	Good response in Oxide with 89.4% gold recovery and low cyanide and lime consumption. Transition and sulfide response not as good. Gold recovery correlated to sulfide content. Cyanide consumption correlated to cyanide soluble copper.
2007	Teck Cominco	One Ağı Dağı and One Kirazlı Sulfide Composite	Flotation Tests G&T Metallurgical Services	Sulfide Samples gage poor response. Ağı Dağı Rougher 30 wt% with 48% gold dist. Kirazlı some better with 30% wt and 82.4% gold dist.
2007	Teck Cominco	Seven Kirazlı Drill Samples & Kirazlı Outcrops	Petrography K. V. Ross	Gold not visible with standard microscope. SEM identified gold in two of nine samples. The gold (<1 micron) was located between quartz – clay and in iron oxide lined vug.

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13.2 Alamos 2010 – 2012 Metallurgical Test Result Summary

In 2010 and 2011 Alamos drilled PQ size core holes to obtain samples for metallurgical test purposes to support a pre-feasibility study. The metallurgical test hole locations were targeted based on the available geology and mine planning information to ensure they were in the area of interest and intersected the rock and alteration types of interest. The holes were on widely spaced intervals and the program was designed to obtain representative samples from each area, based on the information available at the time. Seven holes for metallurgical test purposes were drilled in Baba, eight holes for metallurgical test purposes were drilled in Deli and six holes for metallurgical test purposes were drilled in Kirazlı. The test holes provided a total of 425 meters of mineralized oxide material from Baba, 296.3 meters of mineralized oxide material from Deli and 93.5 meters of mineralized oxide material from Kirazlı. At Kirazlı an additional 364.7 meters of mineralized transition material was available for the metallurgical test program.

In addition to the drill hole sampling program, bulk samples from surface trenches and outcrops were obtained from each area. Two trenches were completed in both Baba and Deli and one outcrop was sampled at Kirazlı.

All Alamos metallurgical samples were collected under the supervision of site geologists and were sent to Kappes, Cassiday and Associates (KCA) in Reno Nevada for testing. The KCA laboratory was toured on December 4, 2009 and test methods and equipment to be used for Alamos samples were discussed. Standard KCA test methods were used to determine the Alamos sample characteristics. These methods are considered to be standard and accepted in the industry. Tests conducted at KCA to characterize the material and evaluate heap leach potential included: fire assays, screen analysis, multi-element ICP analysis, sulfur speciation, mercury analysis, cyanide soluble gold, silver and copper analysis, whole rock analysis, Bond work index, bottle roll tests at minus 1.7 and 0.106 mm, agglomeration tests, compacted permeability tests, and column leach tests.

Composites for each area were made based on the sample alteration as logged by geology. The codes used in the test program are shown in Table 13-2. In addition to the alteration composites, twenty two column tests to evaluate deposit variability were conducted on samples from Ağı Dağı.

Table 13-2 Principal Ağı Dağı – Kirazlı Alteration Types and Code

Code	Alteration Description
OVB	Overburden
AAR	Advanced Argillic
VSA or VSil	Vuggy Silica (>10% vugs)
SIL	Silicification
ARG	Argillic

Physical data for the column tests completed by Alamos are summarized in Table 13-3. Typical summary column test results are presented in Table 13-4 for Ağı Dağı and 13-5 for Kirazlı. Typical column test gold extraction leach rates are shown in Figure 13-1 for Ağı Dağı and Figure 13-2 for Kirazlı.

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Table 13-3 Alamos Column Test Physical Data

Sample Crush Size	Tests no.	Average Column Diameter meters	Average Initial Height meters	Average Sample Weight kg
Baba & Deli Areas
Surface Sample Tests
-300 mm	4	0.45	2.84	614.8
-90 mm	4	0.29	3.03	287.5
-9.5 mm	4	0.20	2.70	119.4

Variability Tests
-9.5 mm	22	0.14	1.8	37.0

Alteration Tests
-50 mm	6	0.19	1.66	73.5
-9.5 mm	6	0.14	1.61	36.8

Revised Alteration Tests
-9.5 mm	6	0.14	1.51	33.4

Kirazlı Area
Surface Sample Tests
-300 mm	1	0.44	3.15	629
-90 mm	1	0.29	3.59	284
-9.5 mm	1	0.20	2.56	117

Alteration Tests
-50 mm	5	0.18	1.66	63
-9.5 mm	7	0.18	1.65	59.4

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Table 13-4 Baba and Deli Area Oxide Alteration Composite Column Test Result Summary

KCA Test No.	Description	100% Crush Size (mm)	Calculated Head (gms Au/MT)	Weighted Avg Tails (gms Au/MT)	Extracted Gold (%)	Calculated Head (gms Ag/MT)	Extracted Silver (%)	Consumption NaCN (kg/MT)	Addition Ca (OH)2 (kg/MT)	Addition Cement (kg/MT)
46313	Baba AAR Composite	50	0.7	0.06	91.70%	0.5	25%	0.35	2	0
46316	Baba AAR Composite	9.5	0.76	0.07	91.20%	0.6	23%	0.6	0	2.49

46319	Baba Sil Composite	50	0.52	0.07	87.00%	0.5	32%	0.15	2	0
46322	Baba Sil Composite	9.5	0.53	0.05	91.30%	0.6	40%	0.43	0	2.5

46325	Baba Vsil Composite	50	0.97	0.18	81.40%	0.5	26%	0.06	1.99	0
46328	Baba Vsil Composite	9.5	0.97	0.1	89.40%	0.5	32%	0.32	0	2.47

46331	Deli AAR Composite	50	0.88	0.03	96.50%	10.6	17%	0.62	2.02	0
46334	Deli AAR Composite	9.5	0.78	0.04	94.70%	10.3	34%	1.18	0	2.54

46337	Deli Sil Composite	50	0.91	0.11	87.80%	6.3	12%	0.4	1.99	0
46340	Deli Sil Composite	9.5	0.85	0.07	92.30%	5.8	22%	0.58	0	2.49

46343	Deli Vsil Composite	50	2.74	0.21	92.30%	62.8	19%	0.24	1.98	0
46346	Deli Vsil Composite	9.5	3.06	0.19	93.90%	71.5	43%	0.57	0	2.51

Minus 50 mm Crush Test Average					89.40%	13.5	22%	0.3	2	0

Minus 9.5 mm Crush Test Average					92.10%	14.9	32%	0.61	0	2.5

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Table 13-5 Summary of Kirazlı Column Test Results

KCA Sample No.	Sample Name	100% Crush Size, (mm)	Calc. Head (gms Au/MT)	Avg. Tails, (gms Au/MT)	Extracted (% Au)	Tail Calculated P80 Crush Size (mm)	Days of Leach	Calculated Head (gms Ag/MT)	Extracted (% Ag)	Consumption NaCN (kg/MT)	Cement (g/MT)	Lime (kg/M T)
2011 Bulk Sample Column Test Results
44649A	KT-2C	ROM	0.91	0.19	79.0%	125.2	136	23.1	6%	1.44	0	2
44649B	KT-2C	90	0.97	0.13	85.0%	71.9	136	23.1	8%	1.03	0	2
44649C	KT-2C	9.5	0.92	0.06	93.0%	7.9	123	21.5	14%	1.25	2.5	0
2011 Core Alteration Composite Column Test Results
46363 A	OX-ARG-AAR	50	2.62	0.079	97.0%	39.9	66	92.5	34%	1.18	0.00	1.57
46363 B	OX-ARG-AAR	9.5	2.21	0.083	96.2%	7.26	66	93.9	42%	1.98	2.56	0.00

46364 A	OX-SIL	50	1.68	0.157	90.7%	37.9	66	181.8	42%	1.18	0.00	1.56
46364 B	OX-SIL	9.5	1.88	0.116	93.8%	6.76	66	184.6	53%	1.11	2.59	0.00

46365 B	OX-VSA	9.5	0.88	0.070	92.0%	7.14	66	20.8	33%	0.49	2.51	0.00

46366 A	TRANS-ARG-AAR	50	1.13	0.245	78.4%	39.7	66	13.6	30%	0.61	0.00	1.52
46366 B	TRANS-ARG-AAR	9.5	1.37	0.257	81.2%	6.84	66	19.2	57%	0.95	2.52	0.00

46367 A	TRANS-SIL	50	1.41	0.297	78.9%	39.2	66	13.9	24%	0.37	0.00	1.52
46367 B	TRANS-SIL	9.5	1.44	0.245	82.9%	6.99	66	13.8	43%	0.51	2.51	0.00

46368 B	TRANS-VSA	9.5	2.46	0.201	91.8%	6.96	66	16.4	29%	0.57	2.52	0.00

46369 A	Sulfide	50	1.09	0.902	17.1%	39.9	66	0.6	11%	0.65	0.00	1.50
46369 B	Sulfide	9.5	1.09	0.666	38.9%	6.95	66	2.0	8%	0.87	2.49	0.00

Oxide Avg. @ > 25mm:		50	2.70	0.131	92.3%	38.4	72	63.1	46%	0.88	0.63	0.00
Oxide Avg. @ 9.5 mm:		9.5	2.30	0.102	94.4%	6.8	69	57.8	41%	0.95	1.25	2.53
Trans. Avg. @ 50 mm:		50	1.27	0.271	78.6%	39.5	66	13.7	27%	0.49	1.52	0.00
Trans. Avg. @ 9.5 mm:		9.5	1.75	0.234	85.3%	6.9	66	16.4	43%	0.68	0.00	2.52

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Figure 13-1 Typical Ağı Dağı Column Test Extraction Rate vs. Liquid to Solid Ratio

Figure 13-2 Kirazlı Column Test Extraction Rate vs. Liquid to Solid Ratio

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The pre-feasibility test programs conducted by Alamos at KCA indicate the material from Ağı Dağı and Kirazlı are suitable for heap leaching with a dilute alkaline cyanide solution. Excellent gold recovery from oxide material for all three areas was demonstrated in the bottle roll and laboratory column tests. Results are relatively consistent with the tests conducted in the past. Close agreement of heads estimated from the drill hole assays, composite assayed heads and calculated test heads for the various bottle roll and column tests provide confidence in the test results. Gold recovery from the oxide was not strongly dependant on crush size. Reagent consumption was low to moderate.

Bond work index and abrasion index results indicate the material is typical of gold ores. Based on the agglomeration and compacted permeability test results, agglomeration of the ore with barren solution and 2.5 kilograms per tonne of cement is recommended to facilitate heap stability and leach operations. Tests on the column test tailings indicate the WAD cyanide can be reduce to less than 0.2 ppm WAD CN by rinsing with water or with column eluate treated with hydrogen peroxide.

Variable concentrations of sulfide sulfur and cyanide soluble copper minerals occur in some zones in the deposits and these can affect metal recovery and processing costs. In Ağı Dağı and Kirazlı both sulfide sulfur and cyanide soluble copper can be managed by ore control and reagent addition so these factors are not expected to cause a risk to the operation if properly controlled. Analysis of the available data indicates that the AA to Fire gold ratio, the cyanide soluble copper assay and the sulfur analysis available in the mine model and on future blast holes will provide the information required to facilitate efficient ore control.

Mercury was recovered with the precious metals at both Ağı Dağı and Kirazlı and appropriate plant design will be required to protect human health and the environment.

Laboratory assay QA/QC results for the laboratory and assay methods used by KCA during the period that Alamos Gold test samples were analyzed were reviewed. The review indicated that the laboratory fire assay results for solutions and solids were reliable with a relative standard deviation averaging one percent on samples that averaged 1.29 grams per tonne solid and 1.00 grams per tonne of solution.

Scoping level studies to determine the optimum crush size for Ağı Dağı and Kirazlı were conducted. Incremental recovery at finer crush size was compared to incremental crusher capital and operating costs estimates. For Ağı Dağı, results indicate that the incremental revenue for finer crushing approaches zero at crush sizes below 20 - 25 mm. For Kirazlı, a target crush P80 of 25 to 30 mm is suggested.

13.3 Metal Recovery and Reagent Consumption Projections

Table 13-6 provides projected plant scale gold and silver extraction estimates at a crush P80 of 26mm based on interpretation of the column test results at KCA. Analysis of the detailed test data indicated a relationship between the column test head grade and the column test tailing grade. This relationship was used to calculate the gold recovery as a function of head grade. A process efficiency deduction of two percent was then taken. The resulting gold recovery estimate was capped at 87 percent for all ore types. The production scale recovery estimates provided to mine planning are shown in Table 13-6. Since the gold recovery for the deposit is dependent on the gold grade, the average gold recovery must be calculated

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during the mine planning process. Based on the input in Table 13-6, the overall gold recovery is projected to average approximately 80 percent for all three areas based on the extraction schedules developed for this study.

Table 13-6 reveals that there is a major difference in gold and silver extraction between the oxide, transition and sulfide oxidation zones. A decrease in gold recovery with decreasing gold grade and increased sulfur content is indicated based on analysis of the column test results.

Table 13-6 Recovery Projections by Alteration Type and Area

		Est. % Au Recovery by Alteration In Weathered (Oxide) Zone					Transition	Sulfide
	Gold Grade
Area	Range	4 - VSA	3 - SIL	2 - AAR	1 – ARG	5 - Deli HG	All Alt.	All Alt.
Deli	> 0.50 g/t	87%	85%	87%	85%	87%	65%	30%
	0.45 - 0.50	87%	84%	87%	84%	87%	64%	30%
	0.40 - 0.45	87%	83%	87%	83%	87%	64%	30%
	0.35 - 0.40	86%	82%	86%	82%	86%	63%	29%
	0.30 - 0.35	84%	80%	84%	80%	84%	63%	29%
	0.25 - 0.30	82%	78%	82%	78%	82%	60%	28%
	0.20 - 0.25	78%	75%	78%	75%	78%	60%	28%
	0.15 - 0.20	72%	69%	72%	69%	72%	52%	24%
	<= 0.15 g/t (IMC)	62%	59%	62%	59%	62%	44%	20%
	Silver Recovery	35%	20%	25%	20%	35%	20%	20%
Baba	> 0.50 g/t	84%	84%	87%	87%		60%	40%
	0.45 - 0.50	83%	83%	87%	87%		59%	40%
	0.40 - 0.45	82%	82%	87%	87%		59%	40%
	0.35 - 0.40	81%	81%	86%	86%		58%	39%
	0.30 - 0.35	79%	79%	84%	84%		58%	39%
	0.25 - 0.30	77%	77%	82%	82%		55%	37%
	0.20 - 0.25	74%	74%	78%	78%		55%	37%
	0.15 - 0.20	68%	68%	72%	72%		48%	32%
	<= 0.15 g/t (IMC)	58%	58%	62%	62%		41%	27%
	Silver Recovery	20%	25%	15%	15%		20%	5%

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Est. % Au Recovery by Alteration In Oxide and Transition Zones
	Gold					Transition	Sulfide
Area	Grade Range	4 - VSA	3 - SIL	2 - AAR	1 - ARG
Kirazlı	> 0.65 g/t	86% - (2.35 x %S)	89% - (2.35 x %S)	89% - (2.35 x %S)	89% - (2.35 x %S)		20%
	0.60 to 0.65	86% - (2.35 x %S)	89% - (2.35 x %S)	89% - (2.35 x %S)	89% - (2.35 x %S)		20%
	0.55 to 0.60	85% - (2.35 x %S)	88% - (2.35 x %S)	88% - (2.35 x %S)	88% - (2.35 x %S)		20%
	0.50 to 0.55	84% - (2.35 x %S)	87% - (2.35 x %S)	87% - (2.35 x %S)	87% - (2.35 x %S)		20%
	0.45 to 0.50	84% - (2.35 x %S)	87% - (2.35 x %S)	87% - (2.35 x %S)	87% - (2.35 x %S)		20%
	0.40 to 0.45	83% - (2.35 x %S)	86% - (2.35 x %S)	86% - (2.35 x %S)	86% - (2.35 x %S)		20%
	0.35 to 0.40	81% - (2.35 x %S)	84% - (2.35 x %S)	84% - (2.35 x %S)	84% - (2.35 x %S)		20%
	0.30 to 0.35	79% - (2.35 x %S)	82% - (2.35 x %S)	82% - (2.35 x %S)	82% - (2.35 x %S)		19%
	0.25 to 0.30	77% - (2.35 x %S)	80% - (2.35 x %S)	80% - (2.35 x %S)	80% - (2.35 x %S)		19%
	0.20 to 0.25	74% - (2.35 x %S)	77% - (2.35 x %S)	77% - (2.35 x %S)	77% - (2.35 x %S)		19%
	0.15 to 0.20	68% - (2.35 x %S)	71% - (2.35 x %S)	71% - (2.35 x %S)	71% - (2.35 x %S)		19%
	<= 0.15 g/t (IMC)	59% - (2.35 x %S)	62% - (2.35 x %S)	62% - (2.35 x %S)	62% - (2.35 x %S)		18%
	Silver Recovery	25%	35%	30%	30%	20%	10%

Plant scale reagent consumption projections based on the 2010 - 2011 test programs are shown in Table 13-7. The cement consumption estimates are based on the column test results for oxide ore. Review of the column test solution pH indicates this cement addition provides sufficient alkalinity for pH control during the leach cycle. Evaluation of the agglomeration and compacted permeability test results indicates that this cement addition will also facilitate heap stability and leach operations. Transition and sulfide material will require additional lime addition noted Table 13-7.

Plant scale cyanide consumption estimates shown in Table 13-7 are one third of the column test cyanide consumption estimates. When cyanide soluble copper is available in the mine model, a revised cyanide consumption estimate is suggested to better estimate the cost for processing ore with elevated cyanide soluble copper.

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Table 13-7 Reagent Consumption Estimates by Alteration or Oxidation Type and Area

Location	Alteration or Oxidation Type	NaCN kg per tonne	Cement kg per tonne	Lime kg per tonne
Baba	VSA	0.1	2.5	0
Baba	SIL	0.1	2.5	0
Baba	AAR	0.2	2.5	0
Baba	ARG	0.2	2.5	0
Baba	Transition	0.4	2.5	1
Baba	Sulfide	0.6	2.5	3

Deli	VSA	0.15	2.5	0
Deli	SIL	0.2	2.5	0
Deli	AAR	0.3	2.5	0
Deli	ARG	0.2	2.5	0
Deli	Transition	0.4	2.5	1
Deli	Sulfide	0.6	2.5	3

Kirazlı	VSA	0.2	2.5	0
Kirazlı	SIL	0.4	2.5	0
Kirazlı	AAR	0.6	2.5	0
Kirazlı	ARG	0.6	2.5	0
Kirazlı	Transition	0.3	2.5	0
Kirazlı	Sulfide	0.6	2.5	1

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Table 13-7 Reagent Consumption Estimates by Alteration or Oxidation Type and Area

Location	Alteration or Oxidation	NaCN	Cement	Lime
	Type	kg per tonne	kg per tonne	kg per tonne
Baba	VSA	0.1	2.5	0
Baba	SIL	0.1	2.5	0
Baba	AAR	0.2	2.5	0
Baba	ARG	0.2	2.5	0
Baba	Transition	0.4	2.5	1
Baba	Sulfide	0.6	2.5	3

Deli	VSA	0.15	2.5	0
Deli	SIL	0.2	2.5	0
Deli	AAR	0.3	2.5	0
Deli	ARG	0.2	2.5	0
Deli	Transition	0.4	2.5	1
Deli	Sulfide	0.6	2.5	3

Kirazlı	VSA	0.2	2.5	0
Kirazlı	SIL	0.4	2.5	0
Kirazlı	AAR	0.6	2.5	0
Kirazlı	ARG	0.6	2.5	0
Kirazlı	Transition	0.3	2.5	0
Kirazlı	Sulfide	0.6	2.5	1

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14.0	MINERAL RESOURCE ESTIMATES

14.1 Summary

The estimation of the mineral resources at Kirazlı and Ağı Dağı was performed with the ordinary kriging technique. A total of 243 drill holes from Kirazlı and 516 drill holes from Ağı Dağı (Baba, Fire Tower, Deli) were part of the drill hole database. Gold and silver grades from original samples were composited to a 3 m regular length and higher grade outliers were capped. Variograms were utilized to identify the directions of greater grade continuity and modeled parameters were integrated in the grade estimation process. Alteration and oxidation units, which are controls on gold and silver mineralization, were also part of the grade interpolation strategy. The resulting gold and silver grade estimates were validated by various verification tests. The mineral resources were constrained by an open pit surface optimized at a gold price of $1,250.00/oz and silver price of $22.50/oz within the oxide and transition material.

The mineral resources are presented below for the Kirazlı area and in the following table for the Ağı Dağı area.

Kirazlı Mineral Resource* at Various Gold Grade Cut-Offs

				Oxide + Transition
	Measured					Indicated
Au Cut-Off g/t	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz
0.1	1,018,000	1.03	33,700	12.16	398,100	37,106,000	0.60	712,700	7.91	9,434,100
0.2**	884,000	1.17	33,400	13.22	375,600	29,864,000	0.70	673,100	8.35	8,016,900
0.4	598,000	1.59	30,600	17.08	328,400	16,132,000	1.05	544,700	10.89	5,650,300
0.6	388,000	2.19	27,300	23.58	294,200	8,058,000	1.62	419,700	15.44	3,999,800
0.8	310,000	2.57	25,600	28.07	279,800	5,027,000	2.18	352,900	18.49	2,988,500
1.0	267,000	2.84	24,400	30.64	263,000	4,213,000	2.44	330,400	20.30	2,749,900
	Measured + Indicated					Inferred
Au Cut-Off g/t	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz
0.1	38,124,000	0.61	746,500	8.02	9,832,200	7,040,000	0.45	101,300	9.44	2,137,400
0.2**	30,748,000	0.71	706,400	8.49	8,392,500	5,575,000	0.52	93,300	9.95	1,783,600
0.4	16,730,000	1.07	575,300	11.12	5,978,700	3,061,000	0.71	70,000	12.36	1,216,300
0.6	8,446,000	1.65	447,000	15.81	4,294,000	1,205,000	1.06	41,200	16.84	652,500
0.8	5,337,000	2.21	378,400	19.05	3,268,200	590,000	1.45	27,500	22.65	429,600
1.0	4,480,000	2.46	354,800	20.92	3,012,900	413,000	1.69	22,500	27.66	367,300

*	mineral resources’ tonnage and metal content have been rounded to the nearest thousand and hundred, respectively.
**	base case

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Ağı Dağı Mineral Resource* at Various Gold Grade Cut-Offs

				Oxide + Transition
	Measured					Indicated
Au Cut-Off g/t	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz
0.1	28,252,000	0.42	381,400	1.04	944,900	88,138,000	0.46	1,291,200	3.26	9,231,700
0.2**	20,376,000	0.53	344,200	1.17	766,600	58,990,000	0.61	1,165,600	4.07	7,712,100
0.4	9,972,000	0.78	249,100	1.52	487,200	27,981,000	0.97	870,200	5.99	5,393,100
0.6	4,882,000	1.09	170,700	2.03	318,600	14,374,000	1.43	662,800	8.50	3,929,000
0.8	2,797,000	1.39	124,900	2.69	241,500	8,970,000	1.88	543,000	11.19	3,226,800
1.0	1,759,000	1.68	95,100	3.43	194,200	5,953,000	2.38	456,500	14.47	2,768,600
	Measured + Indicated					Inferred
Au Cut-Off g/t	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz
0.1	116,390,000	0.45	1,672,600	2.72	10,176,700	30,123,000	0.41	397,300	2.29	2,216,100
0.2**	79,366,000	0.59	1,509,800	3.32	8,478,700	20,861,000	0.53	355,800	2.86	1,920,400
0.4	37,953,000	0.92	1,119,200	4.82	5,880,300	8,105,000	0.90	235,700	5.34	1,390,400
0.6	19,256,000	1.35	833,500	6.86	4,247,600	3,382,000	1.50	162,700	10.19	1,108,100
0.8	11,767,000	1.77	667,800	9.17	3,468,300	1,899,000	2.14	130,500	16.39	1,000,400
1.0	7,712,000	2.22	551,500	11.95	2,962,900	1,319,000	2.69	114,000	22.57	957,000

*	mineral resources’ tonnage and metal content have been rounded to the nearest thousand and hundred, respectively
**	base case

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14.2 Kirazlı

14.2.1 Introduction

The Kirazlı mineral resource presented in this report is an update of the 2010 year-end mineral resource reported by Alamos in March 2011. It incorporates additional drill holes from the fall 2011 drilling campaign, as well as a new geologic interpretation. The estimation of gold and silver grades was carried out with the ordinary kriging method with a non-rotated block model encompassing the Kirazlı area.

The estimation of the mineral resources was performed by Mr. Marc Jutras; director of mineral resources with Alamos. Mr. Jutras is a qualified person as defined under National Instrument 43-101.

This mineral resource estimation exercise was primarily undertaken with the Vulcan® software and utilities internally developed in GSLIB-type format. The following sections outline the procedures undertaken to calculate the mineral resource.

14.2.2 Drill Hole Data

The drill hole database is made of 243 holes in the Kirazlı area. The previous mineral resource utilized a drill hole database made of 199 holes in the Kirazlı area, representing an increase of 44 holes (22%) between the database cut-off dates of September 30, 2010 and February 28, 2011. All holes during this period were drilled by Alamos.

From the 243 holes in Kirazlı, 195 holes are diamond drill (DD) and 48 holes are reverse circulation (RC) holes.

14.2.3 Drill Hole Data Statistics

The Kirazlı drill hole database is comprised of 243 drill holes with 28,975 assays for gold (in g/t) and silver (in g/t). A suite of 37 other elements analyzed by ICP (Inductively Coupled Plasma) is also available from the main database. Other geologic information recorded includes lithological units, alteration minerals (Portable Infrared Mineral Analyzer or PIMA), oxidation states, core recoveries, and specific gravities.

Statistics on the drill hole database are presented in Figure 14-1 and in Table 14-1. As seen in Figure 14-1, the average drill hole length at Kirazlı is 152.0 m, with depths varying from 3.6 m (DD hole 11-KD-155A) to 402.1 m (DD hole KD-03). The average sample length is 1.27 m, with samples lengths varying from 0.13 m to 16.7 m, and with the most common sampling length being 1.50 m followed by 1.00 m.

It is also noted that the average gold and silver grades of samples at elevated cut-offs is in general close to or more than twice the cut-off grade, indicating the presence of higher grade samples. Higher average gold and silver grades are observed at Kirazlı when compared to the Baba and Fire Tower areas. The silver to gold grade ratio is approximately 10.6:1.

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Table 14-1 Drill Hole Summary – Kirazlı Area

Summary Statistics - Kirazlı
Diamond Drill Holes
# holes	195
# assays	26,511
# meters	32,237.2
Reverse Circulation Holes
# holes	48
# assays	2,464
# meters	3,796.4
All Holes
# holes	243
# assays	28,975
# meters	36,033.6

Figure 14-1 Statistics on the Drill Hole Database in the Kirazlı Area

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After inspection of the average distances away from the closest hole and the related maximum grades it was concluded that no isolated hole(s) with high-grade values are present, and therefore no related difficulties in the grade estimation process are anticipated.

A final set of gold and silver grade statistics was calculated for the various geologic characteristics recorded: the lithology types, the oxidation state, and the alteration intensity (PIMA). From these statistics it was observed that the main controls on gold and silver mineralization are the oxidation state and the alteration intensity. In general a decreasing pattern of gold and silver average grades from oxide to transition to sulphide is observed in the different areas of interest. A similar decreasing pattern of average gold and silver grades is also observed with a decrease of alteration intensity (from vuggy silica to argillic). Lithologies associated with gold and silver are andesite, breccia, and mafic dike. The breccia unit is the common lithology type associated with mineralization for all areas (including Ağı Dağı).

Location, Orientation, and Spacing of Drill holes

The location of the drill holes is presented in Figure 14-2 for the Kirazlı region (note that north coordinates have been reduced by 4,000,000). As seen in this figure, although most of the drill holes are located within the areas of interest, drill holes in surrounding areas are also observed. The latter are however not part of the current study.

The drill hole density varies within the area of interest with some zones more densely drilled than others. Statistics on drill hole spacing indicate an overall average distance of 37 m and median of 32 m in Kirazlı.

With regard to the orientation of the drill holes, holes drilled in a multitude of orientations are found at Kirazlı. Vertical holes are found along with angled holes at dips varying between –50° and –80° and various azimuths: 0°, 20°, 40°, 50°, 90°, 130°, 180°, 200°, 220°, 270°, and 310°.

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Figure 14-2 Drill Hole Location Map at Kirazlı

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14.2.4 Geologic Modeling

The controls on mineralization were modeled into 3-D solids prior to grade interpolation. The lithology, alteration, and oxidation state units were interpreted on sections by Alamos’s geologic team. Sections were spaced at 50 m intervals and were oriented E-W in Kirazlı. The geologic interpretations were completely re-built from first principals. The lithologic units were modeled for geologic representation and understanding, while the oxidation state and alteration units were modeled as controls on mineralization to be utilized later on in the estimation of gold and silver grades. Table 14-2 shows the different geologic units modeled in the Kirazlı area.

Table 14-2 Geologic Units Modeled for the Kirazlı Area

Geologic Feature	Modeled Units
Lithology	andesite, dacite, breccia, overburden
Alteration	argillic, advanced argillic, silicified
Oxidation State	oxide, transition, sulphide
Other	high-grade zone

The sectional interpretations were digitized by snapping in 3-D to the drill hole intercepts in the Gemcom® software and were then linked in 3-D in the Leapfrog® software. The resulting solids were later utilized in the compositing process of the drill hole samples and to tag the blocks with a specific rock code in the block model.

High-grade gold mineralized zones found at Kirazlı were included in the modeling process. These areas outline a difference in the distribution of gold mineralization that can be observed on several sections. At Kirazlı, several higher grade zones are observed along a north-south orientation with some vertical continuity associated to these units. Further understanding of the geologic controls associated with these high-grade zones is needed to provide additional confidence in their interpretation.

Examples of the lithology, alteration, and oxidation models are shown in Figures 14-3, 14-4, and 14-5.

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Figure 14-3 Lithology Solids at Kirazlı – Looking to the Northeast

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Figure 14-4 Alteration Solids at Kirazlı – Looking to the Northeast

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Figure 14-5 Oxidation Solids at Kirazlı – Looking to the Northeast

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Geologic Rock Codes

A set of rock codes was defined from the modeling of the various geologic controls on mineralization. These codes are from the combination of the various alteration and oxidation units, and are listed in Table 14-3.

Table 14-3 Rock Codes for the Kirazlı Area

Rock Code	Description
01	argillic-oxide
02	argillic-transition
03	argillic-sulphide
04	advanced argillic-oxide
05	adv. argillic-transition
06	adv. argillic-sulphide
07	silicified-oxide
08	silicified-transition
09	silicified-sulphide
10	high-grade zone-oxide
11	high-grd zone-transition
12	high-grd zone-sulphide
13	overburden

The topographic surface at Kirazlı was obtained from recently flown photogrammetric surveys giving local precision in the 1 m range. This surface is of greater precision than the previously utilized large-scale government topographic surface.

14.2.5 Compositing

The gold and silver assays from the original sample lengths were composited to regular 3.0 m intervals for each hole. The selection of this compositing length was based on the fact that many of the original samples were assayed on 1.0 m and 1.5 m lengths, with 3.0 m representing a common multiple. The 3.0 m composite length also provides a good fit with the envisioned size of the blocks. The procedure consisted in starting the compositing at the top edge of each rock type with continuous 3.0 m composite intervals down to the bottom edge of the rock unit. A total of 12,474 composites were generated, with 11,262 composites from 188 diamond drill holes (82.1%), and 1,212 composites from 41 reverse circulation holes (17.9%). A summary of statistics on the composites from the Kirazlı area is presented in Table 14-4.

From this table it can be observed that the Kirazlı area has the highest average gold and silver grades, when compared to the other areas (Baba, Fire Tower, and Deli). It is also noted that more DD holes are present than RC holes.

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Table 14-4 Drill Hole Composites Summary at Baba, Fire Tower, Deli, and Kirazlı

Company	# of Holes	%	# of Composites	%	# of Meters	%	Average Au Grade g/t	Average Ag Grade g/t
All	229	100.0	12,474	100.0	34,362.9	100.0	0.37	3.87
Diamond Drill Holes	188	82.1	11,262	90.3	30,986.0	90.2	0.35	4.08
Reverse Circulation Holes	41	17.9	1,212	9.7	3,376.9	9.8	0.51	1.93

14.2.6 Exploratory Data Analysis (EDA)

A set of various statistical applications was utilized to provide a better understanding of the gold and silver grade populations within the mineralized zone.

Bivariate Statistics

A first step consisted in investigating the possible relationship of gold with other measured variables such as silver and core recovery.

Gold versus Silver

A set of scatterplots was generated to examine the possible relationship of gold with silver within the area of interest at Kirazlı. From this analysis it was observed that there are no correlations between gold and silver at Kirazlı, with a correlation coefficient 0.05. These results could possibly be indicative of the level of the epithermal system at Kirazlı.

Gold versus Core Recovery

Lower core recoveries were recorded in Kirazlı. The possibility of a link with gold grades was examined with scatterplots of paired gold and core recovery values. It was noted that gold grades are not correlated to core recoveries, with a correlation coefficient of –0.03 in Kirazlı. It is also observed that although this correlation coefficient is extremely low, there appears to be a very slight trend to have better recoveries associated with higher grades.

Core recovery averages were also compared to the various geologic characteristics recorded, such as alteration, oxidation, and lithology units. It was observed that core recovery is consistently related to the oxidation state throughout the different zones, with increasing recoveries from oxide to sulphide material. For the alteration units, decreasing core recoveries are consistently observed with increasing alteration intensities. For the lithology units, lower core recoveries were observed for dacite, overburden, and rhyolite.

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Univariate Statistics

Basic statistics were performed on the gold and silver grades of the 3.0 m composites grouped by alteration/redox units for the Kirazlı area. Histograms and probability plots indicated that the gold and silver grade distributions resemble positively skewed lognormal populations.

The gold grade populations are in general well behaved on a per rock type basis, with reasonably low coefficients of variation (CV < 3.0) at Kirazlı. The argillic-sulphide unit is the only rock type displaying a more heterogeneous behavior with a coefficient of variation greater than 3.0. It is quite interesting to notice the consistent pattern of increasing grades with increasing alteration intensity within each oxidation state.

The silver grade populations are slightly more heterogeneous with 4 units displaying higher coefficients of variation (CV > 3.0). The pattern of increasing grade with increasing alteration intensity per oxidation state can also be seen for the silver grades at Kirazlı, where higher overall silver grades are noted.

A CV greater than 3.0 for gold or silver would in general be considered as high and would indicate a less homogeneous distribution. Often the higher CV value stems from higher grade outliers and the application of a grade capping strategy will reduce the coefficient of variation to levels of a more homogeneous grade distribution.

It is also observed that the Kirazlı area has the highest average gold and silver grades. The overall average ratio of silver to gold is 10.6:1 at Kirazlı.

Capping of High-Grade Outliers

It is common practice to statistically examine the higher grades within a population and to trim them to a lower grade value based on the results from specific statistical utilities. This procedure is performed on high grade values that are considered outliers and that cannot be related to any geologic feature. In the case at Kirazlı, the gold and silver higher grades were examined with three different tools: the probability plot, decile analysis, and cutting statistics. The usage of various investigating methods allows for a selection of the capping threshold in a more objective and justified manner. The resulting compilation of the capping thresholds is listed in Table14-5 for gold and silver.

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Table 14-5 List of Capping Thresholds of Higher Gold and Silver Grade Outliers at Kirazlı

	Gold				Silver
Rock Type	Capping Threshold g/t	Metal Affected %	# Comps Cut	Rock Type	Capping Threshold g/t	Metal Affected %	# Comps Cut
arg-ox	1.5	4.0	1	arg-ox	30.0	12.0	2
arg-mx	-	-	-	arg-mx	60.0	9.0	1
arg-su	1.6	3.0	4	arg-su	30.0	7.0	2
adv-ox	4.0	1.0	1	adv-ox	-	-	-
adv-mx	3.0	0.5	1	adv-mx	160.0	32.0	4
adv-su	5.0	1.0	1	adv-su	30.0	2.0	1
sil-ox	2.3	2.0	2	sil-ox	300.0	2.0	1
sil-mx	1.8	2.0	6	sil-mx	100.0	7.0	3
sil-su	1.5	4.0	2	sil-su	-	-	-
hgz-ox	-	-	-	hgz-ox	-	-	-
hgz-mx	15.0	2.0	4	hgz-mx	150.0	4.0	3
hgz-su	40.0	3.0	2	hgz-su	30.0	7.0	2
ovb	5.0	2.0	1	ovb	65.0	4.0	2

Basic statistics were re-computed with the gold and silver grades capped to the thresholds listed in Table 14-5. Boxplots of Figures 14-6 and 14-7 display the basic statistics resulting from the capping of the higher gold and silver grade outliers, respectively. It can be observed from Figure 14-6 that the coefficients of variation are all below 3.0 for the different gold populations. From Figure 14-7, similar observations are made for silver with overall low coefficients of variation, except for the argillic-transition unit (CV=3.83), the argillic-sulphide unit (CV=3.15), and the advanced argillic-transition unit (CV=3.33) unit. The effect of the higher gold grade capping had a minimal effect on the average grades, with a reduction of 1.0% at Kirazlı. Stronger reductions of the overall average silver grades were noted, with a reduction 8.4% at Kirazlı. These larger decreases of average silver grades are indications that few samples carry larger portions of the metal content in the Kirazlı region.

Because of the generally low coefficients of variation for gold and silver, displaying good grade homogeneity, it can be concluded that there is no need to treat the higher grade composites differently than the lower grade composites during the estimation process.

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Figure 14-6 Basic Statistics of Capped Gold by Rock Type at Kirazlı

Figure 14-7 Basic Statistics of Capped Silver by Rock Type at Kirazlı

Declustering

In general there is a tendency to drill more holes in higher grade areas than in lower grade areas when delimiting an orebody. As a result, the higher grade portion of a deposit will be overly represented and would translate into a bias towards the higher grades when calculating statistical parameters of the population. Thus, a declustering method is utilized to generate a more representative set of statistical results within the zone of interest. In this case, a polygonal declustering technique was applied to the composites of the Kirazlı area. This approach consists of assigning the volume of a polygon, defined by

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the halfway distance between a sample and its surrounding neighbors, as a weight for each sample within the mineralized zone. Therefore a sample that is isolated will have a larger weight than a sample located in a densely sampled area.

Comparison of average gold and silver capped and declustered grades with the capped and non-declustered gold and silver averages shows an overall reduction of the grade averages resulting from the declustering process. Greater reductions in average gold and silver grades are noted at Kirazlı. Stronger reductions are observed with decreases of 39.5% and 40.6% of average gold and silver grades.

The average grade from the declustered statistics provides an excellent comparison with the average grade of the interpolated blocks, as a way to assess any overall bias of the estimates.

14.2.7 Variography

A variographic analysis was carried out on the gold and silver composites within the different rock types at Kirazlı. The objective of this analysis was to spatially establish the preferred directions of gold and silver grade continuity. In turn, the variograms modeled along those directions would be later utilized to select and weigh the composites during the block grade interpolation process. For this exercise, all experimental variograms were of the type relative lag pairwise, which is considered robust for the assessment of grade continuity.

Variogram maps were first calculated to examine general gold and silver grade continuities in the XY, XZ, and YZ planes. The next step undertaken was to compute omni-directional variograms and down-hole variograms. The omni-directional variograms are calculated without any directional restrictions and provide a good assessment of the sill of the variogram. As for the down-hole variogram, it is calculated with the composites of each hole along the trace of the hole. The objective of these calculations is to provide information about the short scale structure of the variogram, as the composites are more closely spaced down the hole. Thus the modeling of the nugget effect is usually better derived from the down-hole variograms.

Directional variograms were then computed to identify more specifically the three main directions of continuity. A first set of variograms was produced in the horizontal plane at increments of 10 degrees. In the same way, a second set of variograms was computed at 10° increments in the vertical plane of the horizontal direction of continuity (plunge direction). A final set of variograms at 10° increments was calculated in the vertical plane perpendicular to the horizontal direction of continuity (dip direction). The final variograms were then modeled with a 2-structure spherical variogram, and resulting parameters presented in Table 14-6 for gold and Table 14-7 for silver. The structure parameters were normalized to a sill of 1.0.

The directions of gold and silver grade continuity are in general agreement with the orientation of the mineralized zone, which is trending to the north-northeast at Kirazlı. The ranges of gold grade continuity along the principal direction vary from 58 m to 90 m, and from 36 m to 53 m along the minor direction, and from 18 m to 54 m along the vertical direction. For the silver grade continuity, the ranges vary from 42 m to 88 m along the principal direction of continuity, from 28 m to 77 m along the minor direction, and from 20 m to 68 m along the vertical direction. The modeled variograms have relatively low nugget effects with values for gold varying from 5% to 28% of the sill, and from 4% to 22% of the sill for silver.

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The experimental variograms are considered of acceptable quality overall. In the cases where too few samples were available, variogram models of similar or neighboring units were assigned. In a few instances, the units were grouped as one mineralized zone when similar or surrounding units didn’t have enough samples to calculate experimental variograms. Such cases are the high-grade zones, and the silica mixed and sulphide units. The experimental variograms were noted to be of sufficient quality in general.

Table 14-6 Modeled Variogram Parameters for Gold Composites at Kirazlı

	Argillic-mixed (argillic-oxide)			argillic-sulphide			advanced argillic-oxide

Parameters	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth[1]	25°	115°	25°	10°	100°	10°	30°	120°	30°
Dip[2]	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°
Nugget Effect[3]	0.232			0.104			0.21
1st Structure[3]	0.326			0.43			0.22
2nd Structure[3]	0.442			0.466			0.57
1st Range	26.4m	26.4m	8.1m	34.0m	23.2m	23.2m	57.6m	18.9m	13.5m
2nd Range	76.9m	47.9m	23.2m	76.0m	46.9m	53.4m	89.8m	53.3m	30.7m

	advanced argilic-mixed			advanced argilic-sulphide			silicified-oxide

Parameters	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth[1]	15°	105°	15°	10°	100°	10°	0°	90°	0°
Dip[2]	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°
Nugget Effect[3]	0.227			0.161			0.048
1st Structure[3]	0.257			0.383			0.613
2nd Structure[3]	0.515			0.456			0.339
1st Range	26.4m	17.8m	17.8m	23.2m	14.6m	14.6m	15.6m	11.3m	11.3m
2nd Range	82.3m	43.6m	54.4m	60.8m	39.3m	46.8m	74.6m	37.1m	23.1m

	silicified-mixed+sulphide			high-grade-oxide+mixed+sulphide			overburden

Parameters	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth[1]	0°	90°	0°	120°	210°	120°	10°	100°	10°
Dip[2]	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°
Nugget Effect[3]	0.275			0.139			0.15
1st Structure[3]	0.421			0.42			0.545
2nd Structure[3]	0.304			0.441			0.305
1st Range	9.2m	9.2m	9.2m	26.4m	22.1m	32.9m	17.8m	8.1m	6.0m
2nd Range	70.4m	38.2m	27.4m	71.6m	46.9m	54.4m	57.6m	36.1m	17.8m

[1]	positive clockwise from north
[2]	negative below horizontal
[3]	normalized to a sill of 1.0

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Table 14-7 Modeled Variogram Parameters for Silver Composites at Kirazlı

	argillic-mixed (argillic-oxide)			argillic-sulphide			advanced argillic-oxide
Parameters	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth[1]	25°	115°	25°	0°	90°	0°	20°	110°	20°
Dip[2]	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°
Nugget Effect[3]	0.178			0.178			0.215
1st Structure[3]	0.400			0.201			0.314
2nd Structure[3]	0.422			0.621			0.471
1st Range	30.7m	28.5m	7.1m	21.0m	22.1m	10.3m	30.7m	19.9m	14.6m
2nd Range	71.5m	57.5m	27.5m	87.6m	76.9m	49.0m	87.6m	54.3m	42.5m
	advanced argilic-mixed			advanced argilic-sulphide			silicified-oxide
Parameters	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth[1]	25°	115°	25°	175°	265°	175°	0°	90°	0°
Dip[2]	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°
Nugget Effect[3]	0.107			0.046			0.147
1st Structure[3]	0.380			0.449			0.571
2nd Structure[3]	0.513			0.505			0.282
1st Range	16.8m	17.8m	17.8m	40.3m	17.8m	27.4m	21.0m	18.9m	18.9m
2nd Range	84.5m	46.9m	68.4m	75.7m	48.9m	56.4m	75.7m	46.8m	61.8m
	silicified-mixed+sulphide			high-grade- oxide+mixed+sulphide			overburden
Parameters	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth[1]	170°	260°	170°	60°	150°	60°	5°	95°	5°
Dip[2]	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°
Nugget Effect[3]	0.179			0.162			0.042
1st Structure[3]	0.392			0.504			0.735
2nd Structure[3]	0.429			0.334			0.223
1st Range	25.5m	11.5m	17.9m	24.2m	16.7m	27.5m	12.5m	6.0m	6.0m
2nd Range	63.4m	32.0m	41.8m	66.1m	30.7m	43.6m	41.6m	27.6m	20.0m

[1]	positive clockwise from north
[2]	negative below horizontal
[3]	normalized to a sill of 1.0

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14.2.8 Gold and Silver Grade Estimation

The estimation of gold and silver grades into a block model was carried out with the ordinary kriging technique. An orthogonal (no rotation) single block model was generated encompassing the Kirazlı area. Grade estimates were independently generated for gold and silver. The estimation strategy and parameters were tailored to account for the various geometrical, geological, and geostatistical characteristics previously identified. The database of 3.0 m capped gold and silver grade composites was utilized as input for the grade interpolation process.

The grid definition of the two block models is presented in Table 14-8. It should be noted that the origin of the block model corresponds to the lower left corner, the point of origin being the exterior edges of the first block. A block size of 10 m (easting) × 10 m (northing) × 5 m (elevation) was selected to better reflect the orebody’s geometrical configuration and anticipated open pit production rate.

Table 14-8 Block Grid Definition at Kirazlı

Coordinates	Origin m	Rotation (azimuth)	Distance m	Block Size m	Number of Blocks
Easting (X)	474,650.0	0°	1,750.0	10.0	175
Northing (Y)	4,429,300.0		1,750.0	10.0	175
Elevation(Z)	175.0		705.0	5.0	141
Number of Blocks			4,318,125

The size and orientation of the search ellipsoid for the estimation process were based on the variogram parameters modeled for gold. Thus the data searching parameters for the estimation of silver were made the same as the ones selected for gold to ensure that every estimated block would have a gold and silver grade estimate and to avoid having gold estimates without silver estimates and vice versa. However, the modeled variogram parameters for silver were utilized for the weighing of the selected silver grade composites during the silver grade interpolation process. No other restrictions, such as a minimum number of informed octants, a minimum number of holes, a maximum number of samples per hole, etc., were applied to the estimation process. Further details of the estimation parameters are presented in Table 14-9.

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Table 14-9 Estimation Parameters for Gold and Silver at Kirazlı

Rock Type	minimum # of samples	maximum # of samples	search ellipsoid – long axis - azimuth/dip	search ellipsoid – long axis - size	search ellipsoid – short axis - azimuth/dip	search ellipsoid – short axis - size	search ellipsoid – vertical axis - azimuth/dip	search ellipsoid – vertical axis - size
ar-ox	2	12	25°/0°	77.0	115°/0°	48.0	25°/-90°	23.0
ar-mx	2	12	25°/0°	77.0	115°/0°	48.0	25°/-90°	23.0
ar-su	2	12	10°/0°	76.0	100°/0°	47.0	10°/-90°	53.0
ad-ar-ox	2	12	30°/0°	90.0	120°/0°	53.0	30°/-90°	31.0
ad-ar-mx	2	12	15°/0°	82.0	105°/0°	44.0	15°/-90°	54.0
ad-ar-su	2	12	10°/0°	61.0	100°/0°	39.0	10°/-90°	47.0
si-ox	2	12	0°/0°	75.0	90°/0°	37.0	0°/-90°	23.0
si-mx	2	12	0°/0°	70.0	90°/0°	38.0	0°/-90°	27.0
si-su	2	12	0°/0°	70.0	90°/0°	38.0	0°/-90°	27.0
hg-ox	2	12	120°/0°	72.0	210°/0°	47.0	120°/-90°	54.0
hg-mx	2	12	120°/0°	72.0	210°/0°	47.0	120°/-90°	54.0
hg-su	2	12	120°/0°	72.0	210°/0°	47.0	120°/-90°	54.0
ovb	2	12	10°/0°	58.0	100°/0°	36.0	10°/-90°	18.0

Hard boundaries were utilized between the different units, as suggested by an analysis of the gold and silver grade behavior at the vicinity of the different boundaries (contact plots).

14.2.9 Validation of Grade Estimates

Validation tests were carried out on the estimates to examine the possible presence of a bias and to quantify the level of smoothing/variability.

Visual Inspection

A visual inspection of the block estimates with the drill hole grades on plans, east-west and north-south cross-sections was performed as a first check of the estimates. Observations from stepping through the estimates along the different planes indicated that overall there was a good agreement between the drill hole grades and the estimates. The orientations of the estimated grades were also according to the projection angles defined by the search ellipsoid. An example of a longitudinal cross-section for gold grade estimates is presented in Figure 14-8.

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Figure 14-8 North-South Cross-Section 475640E – Looking to the West. Gold Block Grade Estimates and Drill Hole Grades at Kirazlı

Global Bias Test

The comparison of the average gold and silver grades from the declustered composites and the estimated block grades examines the possibility of a global bias of the estimates. As a guideline, a difference between the average gold and silver grades of more than ± 10% would indicate a significant over- or under-estimation of the block grades and the possible presence of a bias. It would be a sign of difficulties encountered in the estimation process and would require further investigation.

Results of this average gold and silver grade comparison are presented in Table 14-10 for the Kirazlı area.

As seen in Table 14-10, the average gold and silver grades between the declustered composites and the block estimates are similar and within the tolerance levels of acceptability. It is thus concluded that no global bias is present in the gold and silver grade estimates.

Table 14-10 Average Gold and Silver Grade Comparison – Polygonal-Declustered Composites with Block Estimates – Kirazlı

Kirazlı
	Gold		Silver
Stats	Declustered Composites	Block Estimates	Declustered Composites	Block Estimates
Avg Grade g/t	0.222	0.225	2.143	2.031
Difference	+1.4%		-5.2%

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Grade Profile Reproducibility

The comparison of the grade profiles of the declustered composites with that of the estimates allows for a visual verification of an over- or under-estimation of the block estimates at the global and local scales. A qualitative assessment of the smoothing/variability of the estimates can also be observed from the plots. Grade profiles are presented in Figure 14-9 for gold and silver.

From the plots of Figure 14-9, it can be seen that the grade profiles of the declustered composites are well reproduced by those of the block estimates and consequently that no global or local bias is observed. As anticipated, some smoothing of the block estimates can be seen in the profiles, where estimated grades are higher in lower grade areas and lower in higher grade areas. To assess the level of smoothing of the estimates, further investigation is required (section on “Level of Smoothing/Variability”).

Figure 14-9 Grade Profiles of Declustered Composites and Block Estimates for Gold and Silver at Kirazlı

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Naive Cross-Validation Test

A comparison of the grade from composites within a block with the estimated grade of that block provides an assessment of the estimation process close to measured data. Pairing of these grades on a scatterplot gives a statistical valuation of the estimates. It is anticipated that the estimated block grades should be similar to the composited grades within the block, however without being of exactly the same value. Thus a high correlation coefficient will indicate satisfactory results in the interpolation process, while a medium to low correlation coefficient will be indicative of larger differences in the estimates and would suggest a further review of the interpolation process. Results from the pairing of composited and estimated grades within blocks pierced by a drill hole are presented in Table 14-11 for gold and silver at Kirazlı.

Table 14-11 Gold and Silver Grade Comparison for Blocks Pierced by a Drill Hole – Paired Composites Grades with Block Grade Estimates – Kirazlı

	Gold		Silver
Data	Average Gold Grade g/t	Correlation Coefficient	Average Silver Grade g/t	Correlation Coefficient
Composites	0.340	0.820	3.57	0.910
Block Estimates	0.344		3.55

As seen in Table 14-11 for both gold and silver, the block grade estimates are very similar to the composite grades within blocks pierced by a drill hole, with high correlation coefficients, indicating satisfactory results from the estimation process.

Level of Smoothing/Variability

The level of smoothing/variability of the estimates can be measured by comparing a theoretical distribution of block grades with that of the actual estimates. The theoretical distribution of block grades is derived from that of the 3.0 m declustered composites, where a change of support algorithm is utilized for the transformation (Indirect Lognormal Correction). In this case, the variance of the composites’ grade population is corrected (reduced) with the help of the variogram model, to reflect a distribution of block grades (10 m × 10 m × 5 m). The comparison of the coefficient of variation (CV) of this population with that of the actual block estimates provides a measure of smoothing. Ideally a lower CV from the estimates of 5 to 15% is targeted as a proper amount of smoothing. This smoothing of the estimates is desired as it allows for the following factors: the imperfect selection of ore blocks at the mining stage (misclassification), the block grades relate to much larger volumes than the volume of core (support effect), and the block grades are not perfectly known (information effect).

Results of the level of smoothing/variability analysis are presented in Table 14-12 for gold and silver. As observed in this table, the CVs of the estimates for both gold and silver are in general slightly higher or slightly lower than the target difference range of –5 to –15%. Thus the gold grade estimates display a slightly higher level of smoothing, while the silver grade estimates display a slightly higher level of variability. A possible measure to reduce this observed smoothing and variability would be to include less samples and more samples, respectively, at the grade estimation stage. However, based on the fact that these levels variability are not severe, they were considered as acceptable.

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Table 14-12 Level of Smoothing/Variability of Gold and Silver Estimates

Element	CV – Theoretical Block Grade Distribution	CV – Actual Block Grade Distribution	Difference
Gold	3.112	2.604	-16.3%
Silver	3.766	3.602	-4.4%

14.2.10 Resource Classification

The mineral resource was classified as measured, indicated, and inferred based on the average distance of the drill hole composites from the center of the estimated blocks. For each rock unit a specific classification distance was determined based on the first and second ranges of the variograms, as well as the understanding acquired by the geologic team.

The resulting classification distances are presented in Table 14-13 for each alteration unit at Kirazlı.

Table 14-13 Classification Distances at Kirazlı

Alteration Code	Measured Distance m	Indicated Distance m	Inferred Distance m
01 - Argillic	≤ 10.0	≤ 50.0	>50.0
02 – Advanced Argillic	≤ 10.0	≤ 50.0	>50.0
03 - Silicified	≤ 10.0	≤ 45.0	>45.0
04 – High-Grade Zones	≤ 10.0	≤ 50.0	>50.0
05 - Overburden	≤ 10.0	≤ 40.0	>40.0

14.2.11 Mineral Resource Calculation

The mineral resource was calculated for 10 m (X) × 10 m (Y) × 5 m (Z) blocks with variable specific gravity (SG) values. The SG values were based on averages by alteration and oxidation types from 1,326 density measurements by Alamos. SG average values are summarized in Table 14-14.

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Table 14-14 Average Specific Gravity Values by Alteration and Oxidation Types at Kirazlı

Rock Type	Average SG Value	Number
arg-ox	2.15	3
arg-mx	2.48	71
arg-su	2.56	154
adv-ox	2.29	54
adv-mx	2.52	38
adv-su	2.59	301
sil-ox	2.34	78
sil-mx	2.53	123
sil-su	2.65	141
hgz-ox	2.35	280
hgz-mx	2.52	15
hgz-su	2.67	35
ovb	2.33	33

The geologic wireframes (alteration and oxidation states) were extended above topography in the modeling process to ensure that all blocks near the topography surface would be estimated. Following the gold and silver grade estimation, the block models were edited to the topography surface. In this procedure the percentage of rock within each block was kept in a separate variable in the grade model, which was then used for the tonnage calculations.

To ensure that the mineral resource has a reasonable expectation of economic extraction, as required by the NI 43-101 regulations, an “optimistic” open pit was optimized on the block model. A price of $1,250.00/oz for gold and $22.50/oz for silver, an overall pit slope of 38°, with the February 2012 operating costs and recoveries, without silver credits, were utilized for this procedure.

The Kirazlı mineral resource of gold and silver is reported at various gold grade cut-offs for oxide+transition material in Table 14-15. At a 0.2 g/t gold cut-off, the measured and indicated mineral resource at Kirazlı is 30,748,000 tonnes at 0.71 g/t gold and 8.49 g/t silver for a total of 706,400 oz of gold and 8,392,500 oz of silver. The inferred resource at a 0.20 g/t gold cut-off is 5,575,000 tonnes at 0.52 g/t gold and 9.95 g/t silver for a total of 93,300 oz of gold and 1,783,600 oz of silver.

It should be noted that the mineral resources presented in this section include minable resources.

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Table 14-15 Oxide + Transition Mineral Resource* at Various Gold Grade Cut-Offs at Kirazlı

Oxide + Transition
	Measured					Indicated

Au Cut-Off g/t	Tonnage tonnes	Au Grade g/t	Au Content Oz	Ag Grade g/t	Ag Content oz	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz
0.1	1,018,000	1.03	33,700	12.16	398,100	37,106,000	0.60	712,700	7.91	9,434,100

0.2	884,000	1.17	33,400	13.22	375,600	29,864,000	0.70	673,100	8.35	8,016,900

0.4	598,000	1.59	30,600	17.08	328,400	16,132,000	1.05	544,700	10.89	5,650,300

0.6	388,000	2.19	27,300	23.58	294,200	8,058,000	1.62	419,700	15.44	3,999,800

0.8	310,000	2.57	25,600	28.07	279,800	5,027,000	2.18	352,900	18.49	2,988,500

1.0	267,000	2.84	24,400	30.64	263,000	4,213,000	2.44	330,400	20.30	2,749,900

	Measured + Indicated					Inferred
Au Cut-Off g/t	Tonnage tonnes	Au Grade g/t	Au Content Oz	Ag Grade g/t	Ag Content oz	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz
0.1	38,124,000	0.61	746,500	8.02	9,832,200	7,040,000	0.45	101,300	9.44	2,137,400

0.2	30,748,000	0.71	706,400	8.49	8,392,500	5,575,000	0.52	93,300	9.95	1,783,600

0.4	16,730,000	1.07	575,300	11.12	5,978,700	3,061,000	0.71	70,000	12.36	1,216,300

0.6	8,446,000	1.65	447,000	15.81	4,294,000	1,205,000	1.06	41,200	16.84	652,500

0.8	5,337,000	2.21	378,400	19.05	3,268,200	590,000	1.45	27,500	22.65	429,600

1.0	4,480,000	2.46	354,800	20.92	3,012,900	413,000	1.69	22,500	27.66	367,300

*	mineral resources’ tonnage and metal content have been rounded to the nearest thousand and hundred, respectively

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14.2.12 Mineral Resources Comparison

The Kirazlı pre-feasibility mineral resource estimate was compared to the 2010 year-end mineral resources, which was the latest previously reported resources. Corresponding results for the two mineral resources are presented at a 0.2 g/t Au cut-off in Table 14-16. In both cases the mineral resources are pit constrained and include only oxide and transition material. The 2012 pre-feasibility resource is contained within an optimized pit at $1,250/oz Au and $22.50/oz Ag metal prices, while the December 31, 2010 resource is contained within an optimized pit at $1,025/oz Au and $16.25/oz Ag metal prices. Considering the difference in metal prices and the additional drilling at Kirazlı, it can be seen that from this comparison, the metal content of the measured and indicated resource has increased by a factor of 2.55 for gold and 2.50 for silver. Conversely, the metal content of the inferred resource was reduced by a factor of 0.63 for gold and 0.59 for silver. This is most likely due to the infilling nature of the past drilling campaign.

Table 14-16 Mineral Resources* Comparison at a 0.2 g/t Gold Cut-Off – Kirazlı

	2012 Pre- Feasibility					December 31, 2010
Mineral Resources	Tonnage K tonnes	Au grade g/t	Ag grade g/t	Au content M oz	Ag content M oz	Tonnage K tonnes	Au gradeg/t	Ag grade g/t	Au content M oz	Ag content M oz
Measured	884	1.17	13.22	0.033	0.376	-	-	-	-	-
Indicated	29,864	0.70	8.35	0.673	8,016	9,982	0.86	10.43	0.276	3.347
M+I	30,748	0.71	8.49	0.706	8,392	9,982	0.86	10.43	0.276	3.347
Inferred	5,575	0.52	9.95	0.093	1,784	6,589	0.70	14.21	0.148	3.010

*	mineral resources’ tonnage, grade, and metal content have been rounded

14.3 Ağı Dağı

14.3.1 Introduction

The Ağı Dağı mineral resource presented in this report is an update of the 2010 year-end mineral resource reported by Alamos in March 2011. The area covered by the Ağı Dağı mineral resource encompasses the Baba, Fire Tower, and Deli areas. This mineral resource incorporates additional drill holes from the fall 2011 drilling campaign, new geologic interpretations at Baba and Deli, and a first mineral resource estimate for the Fire Tower area, located between Baba and Deli. The estimation of gold and silver grades was carried out with the ordinary kriging method within a block model inclusive of the Baba, Fire Tower, and Deli areas.

The estimation of the mineral resources at Deli was performed by Mr. Marc Jutras, director of mineral resources with Alamos, while the estimation of the mineral resources at Baba and Fire Tower was performed by Mr. Tom Stubens, senior geologist with Micon International Ltd. Messrs. Jutras and Stubens are qualified persons as defined under National Instrument 43-101.

This mineral resource estimation exercise was primarily undertaken with the Vulcan® software and utilities internally developed in GSLIB-type format at Deli, and with the Gemcom® software and internally developed utilities at Baba and Fire Tower. The following sections outline the procedures undertaken to calculate the mineral resource.

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14.3.2 Drill Hole Data

The drill hole database is made of 538 holes with 516 holes in the Baba, Fire Tower, and Deli (BFTD) areas of interest. The previous mineral resource utilized a drill hole database made of 436 holes in the BFTD areas, representing an increase of 80 holes (or 18%) between the database cut-off dates of September 30, 2010, and February 28, 2011 for Deli, and September 30, 2011 for Baba and Fire Tower. All holes during these periods were drilled by Alamos.

From the 516 holes in the BFTD areas, 353 holes are DD holes and 163 holes are RC holes.

A total of 207 drill holes were located within the area of interest at Baba with 137 DD and 70 RC holes, 69 drill holes located within the area of interest at Fire Tower with 46 DD and 23 RC holes, and 211 drill holes located within the area of interest at Deli with 153 DD and 58 RC holes.

14.3.3 Drill Hole Data Statistics

The BFTD drill hole database is comprised of 516 holes with 60,947 assays for gold (Au in g/t) and silver (Ag in g/t). In the area of interest at Baba there are 207 drill holes with 25,144 assays for gold and silver. At Fire Tower there are 69 holes with 10,178 gold and silver assays in the modeled area. At Deli, there are 211 drill holes with 24,763 gold and silver assays in the interpreted area. A suite of 37 other elements analyzed by ICP is also available from the main database. Other geologic information recorded includes lithological units, alteration minerals (PIMA), oxidation states, core recoveries, and specific gravities.

Statistics on the drill hole database are presented in Figure 14-10, and on the drill holes utilized for the estimation of the mineral resources in Table 14-17. As seen in Figure 14-10, the average drill hole depth is 159.1 m in the BFTD area, with depths varying from 6.0 m (RC holes A-96 and A-97) to 430.0 m (DD hole AD-136). Sample lengths are also observed to be 1.31 m on average at Baba, Fire Tower, and Deli, with lengths varying from 0.05 m to 9.00 m. The most common sample length is 1.50 m followed by 1.00 m.

It is also noted that the average gold and silver grades of samples at elevated cut-offs is in general close to or more than twice the cut-off grade, indicating the presence of higher grade samples. Higher average gold and silver grades are observed at Deli, with lower gold and silver average grades observed at Baba, and lower gold grades and higher silver grades observed at Fire Tower. The silver to gold grade ratio is approximately 3.3:1 at Baba, 12.8:1 at Fire Tower, and 11.6:1 at Deli.

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Table 14-17 Drill Hole Summary Statistics – Baba, Fire Tower, and Deli Areas

	Baba	Fire Tower	Deli	BFTD
Diamond Drill Holes
# holes	137	46	153	336
# assays	21,280	8,605	21,519	51,404
# meters	26,674.1	9,935.7	25,206.1	61,815.9
Reverse Circulation Holes
# holes	70	23	58	151
# assays	3,864	1,573	3,244	8,681
# meters	8,506.5	2,915.2	5,083.2	16,504.9
All Holes
# holes	207	69	211	487
# assays	25,144	10,178	24,763	60,085
# meters	35,180.6	12,850.9	30,289.3	78,320.8

Figure 14-10 Statistics on the Drill Hole Database in the Baba, Fire Tower and Deli Areas

After inspection of the average distances away from the closest hole and the related maximum grades it was concluded that no isolated hole(s) with high-grade values are present, and for such no related difficulties in the grade estimation process are anticipated.

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A final set of gold and silver grade statistics was calculated for the various geologic characteristics recorded: the lithology types, the oxidation state, and the alteration intensity (PIMA). From these statistics it is observed that the main controls on gold and silver mineralization are the oxidation state and the alteration intensity. In general a decreasing pattern of gold and silver average grades from oxide to transition to sulphide is observed in the different areas of interest. A similar decreasing pattern of average gold and silver grades is also observed with a decrease of alteration intensity (from vuggy silica to argillic). Lithologies associated with gold and silver mineralization appear to vary by area: breccia and rhyolite in Baba; dacite, breccia, and rhyolite in Fire Tower; dacite, breccia, and rhyolite in Deli. The breccia unit is the common lithology type associated with mineralization for all areas.

Location, Orientation, and Spacing of Drill Holes

The location of the drill holes is presented in Figure 14-11 for the Baba, Fire Tower, and Deli regions (note that north coordinates have been reduced by 4,000,000). As seen in this figure, although most of the drill holes are located within the areas of interest, drill holes in surrounding areas are also observed. The latter are however not part of the current study.

The drill hole density varies within the areas of interest with some zones more densely drilled than others. Statistics on drill hole spacing indicate an overall average distance of 47 m and median of 43 m in Baba, a mean distance of 92 m and median of 72 m in Fire Tower, a mean distance of 45 m and median of 40 m in Deli.

With regard to the orientation of the drill holes, the Baba, Fire Tower, and Deli regions were drilled with holes in few similar orientations. Vertical holes and holes oriented at azimuths of 130° and 310°, and dips between –55° and –75° are observed at Baba, Fire Tower, and Deli. Holes drilled at azimuths of 80° are also found at Baba, as well as at azimuths of 0°, 30°, 90°, 110°, 155°, 180°, 210°, 270°, and 335° at Deli.

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Figure 14-11 Drill Hole Location Map at Baba, Fire Tower, and Deli

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14.3.4 Geologic Modeling

The controls on mineralization were modeled into 3-D solids prior to grade interpolation. The lithology, alteration, and oxidation state units were interpreted on sections by Alamos’ geologic team. Sections were spaced at 50 m in Baba, Fire Tower, and Deli, and were oriented NW-SE at azimuths of 310°-130° for these areas. The geologic interpretations were completely re-built from first principals in Baba and Deli regions, while the Fire Tower area saw its first geologic interpretations. The lithologic units were modeled for geologic representation and understanding, while the oxidation state and alteration units were modeled as controls on mineralization to be utilized later on in the estimation of gold and silver grades. Table 14-18 shows the different geologic units modeled for each of the areas.

Table 14-18 Geologic Units Modeled for the Baba, Fire Tower, and Deli Areas

Geologic Features	Baba	Fire Tower	Deli
Lithology	andesite, dacite, breccia, schists, overburden	andesite, dacite, breccia, schists, overburden	andesite, dacite, breccia, mafic dykes, overburden
Alteration	argillic, advanced argillic, silicified, vuggy silica	argillic, advanced argillic, silicified, vuggy silica	argillic, advanced argillic, silicified, vuggy silica
Oxidation State	oxide, transition, sulphide	oxide, transition, sulphide	oxide, transition, sulphide
Other			high-grade zone

Each unit of the geologic features was modeled continuously from the southwestern end of Baba to the northeastern end of Deli in the Ağı Dağı area. The sectional interpretations were digitized by snapping in 3-D to the drill hole intercepts in the Gemcom® software and were then linked in 3-D in the Vulcan® and Leapfrog® software. The resulting solids were later utilized in the compositing process of the drill hole samples and to tag the blocks with a specific rock code in the block model.

The high-grade gold mineralized zone found at Deli was included in the modeling process. This area outlines a difference in the distribution of gold mineralization that can be observed on several sections. At Deli, this higher grade zone is oriented along an east-west direction and departs from the main north-east trend. This mineralized zone appears to be related to a feeder structure identified in hole AD-212. In this case, further understanding of the geologic controls associated with this high-grade zone, is needed. No higher gold grade zones were observed at Baba or Fire Tower.

Examples of the lithology, alteration, and oxidation models at Baba, Fire Tower, and Deli, are shown in Figures 14-12, 14-13, and 14-14.

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Figure 14-12 Lithology Solids at Baba, Fire Tower and Deli – Looking to the North East

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Figure 14-13 Alteration Solids at Baba, Fire Tower and Deli

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Figure 14-14 Oxidation Solids at Baba, Fire Tower and Deli – Looking to the Northeast

Geologic Rock Codes

A set of rock codes were defined for each of the zones from the modeling of the various geologic controls on mineralization. These codes are from the combination of the various alteration and oxidation units by zone. Table 14-19 is a list of those codes for the Baba, Fire Tower, and Deli regions.

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Table 14-19 Rock Codes for the Baba, Fire Tower, and Deli Areas

Rock Code	Description	Rock Code	Description	Rock Code	Description
Baba		Fire Tower		Deli
01	argillic-oxide	14	argillic-oxide	27	argillic-oxide
02	argillic-transition	15	argillic-transition	28	argillic-transition
03	argillic-sulphide	16	argillic-sulphide	29	argillic-sulphide
04	advanced argillic-oxide	17	advanced argillic-oxide	30	advanced argillic-oxide
05	adv. argillic-transition	18	adv. argillic-transition	31	adv. argillic-transition
06	adv. argillic-sulphide	19	adv. argillic-sulphide	32	adv. argillic-sulphide
07	silicified-oxide	20	silicified-oxide	33	silicified-oxide
08	silicified-transition	21	silicified-transition	34	silicified-transition
09	silicified-sulphide	22	silicified-sulphide	35	silicified-sulphide
10	vuggy silica-oxide	23	vuggy silica-oxide	36	vuggy silica-oxide
11	vuggy silica-transition	24	vuggy silica-transition	37	vuggy silica-transition
12	vuggy silica-sulphide	25	vuggy silica-sulphide	38	vuggy silica-sulphide
13	Overburden	26	overburden	39	high-grade zone-oxide
				40	high-grd zone-transition
				41	high-grd zone-sulphide
				42	overburden

The rock codes are in sequence from the Baba, Fire Tower, and Deli regions as they are part of one block model for the entire Ağı Dağı area

The topographic surfaces at Baba, Fire Tower, and Deli, were obtained from recently flown photogrammetric surveys. These surfaces are of greater precision than the previously utilized large-scale government topographic surfaces.

14.3.5 Compositing

The gold and silver assays from the original sample lengths were composited to regular 3.0 m intervals for each hole. The selection of this compositing length was based on the fact that many of the original samples were assayed on 1.0 m and 1.5 m lengths, with 3.0 m representing a common multiple. The 3.0 m composite length would also provide a good fit with the envisioned size of the blocks. The procedure consists of starting the compositing at the top edge of each rock type with continuous 3.0 m composite intervals down to the bottom edge of the rock unit. A total of 12,247 composites were generated in Baba, with 9,332 composites from 140 diamond drill holes (66.4%), and 2,915 composites from 71 reverse circulation holes (33.6%). At Fire Tower, a total of 4,310 composites were generated, with 3,356 composites from 44 diamond drill holes (66.7%), and 954 composites from 22 reverse circulation holes (33.3%). At Deli, a total of 11,020 composites were generated, with 9,080 composites from 146 diamond drill holes (71.2%), and 1,940 composites from 59 reverse circulation holes (28.8%). A summary of statistics on the composites from the Baba, Fire Tower, and Deli areas is presented in Table 14-20.

From this table it can be observed that the Deli area has the highest average gold grades, followed by Baba and Fire Tower (the lowest). The Deli area also has the highest silver grades, followed by Fire Tower and Baba (the lowest). It is also noted that all areas have more DDH holes than RC holes.

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Table 14-20 Drill Hole Composites Summary at Baba, Fire Tower, and Deli

Company	# of Holes	%	# of Composites	%	# of Meters	%	Average Au Grade g/t	Average Ag Grade g/t
Baba Area
All	211	100.0	12,247	100.0	36,406.5	100.0	0.20	0.60
Diamond Drill Holes	140	66.4	9,332	76.2	27,733.6	76.2	0.19	0.70
Reverse Circulation Holes	71	33.6	2,915	23.8	8,672.9	23.8	0.24	0.29
Fire Tower Area
All	66	100.0	4,310	100.0	12,801.5	100.0	0.11	0.83
Diamond Drill Holes	44	66.7	3,356	77.9	9,968.8	77.9	0.11	0.88
Reverse Circulation Holes	22	33.3	954	22.1	2,832.7	22.1	0.12	0.65
Deli Area
All	205	100.0	11,020	100.0	29,760.2	100.0	0.25	2.87
Diamond Drill Holes	146	71.2	9,080	82.4	24,532.5	82.4	0.24	2.81
Reverse Circulation Holes	59	28.8	1,940	17.6	5,227.7	17.6	0.33	3.15

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14.3.6 Exploratory Data Analysis (EDA)

A set of various statistical applications was utilized to provide a better understanding of the gold and silver grade populations within the mineralized zone.

Bivariate Statistics

A first step consisted in investigating the possible relationship of gold with other measured variables such as silver and core recovery.

Gold versus Silver

A set of scatterplots was generated to examine the possible relationship of gold with silver within the areas of interests at Baba, Fire Tower, and Deli. From this analysis it was noted that there are no correlations between gold and silver at Baba, with a correlation coefficient of 0.02. There is however a weak correlation noted between gold and silver at Fire Tower and Deli, with correlation coefficients of 0.14 and 0.32. These results could possibly be indicative of each area being at different levels of the epithermal system.

Gold versus Core Recovery

Lower core recoveries were recorded in Baba, Fire Tower, and Deli. The possibility of a link with gold grades was examined with scatterplots of paired gold and core recovery values in these four areas of interest. It was observed that gold grades are not correlated to core recoveries, with correlation coefficients of –0.04 in Baba, –0.05 in Fire Tower, and –0.01 in Deli. It is also observed that although these correlation coefficients are extremely low, there appears to be a very slight trend to have better recoveries associated with higher grades.

Core recovery averages for each area were also compared to the various geologic characteristics recorded, such as alteration, oxidation, and lithology units. It was observed that the core recovery is consistently related to the oxidation state throughout the different zones, with increasing recoveries from oxide to sulphide material. For the alteration units, decreasing core recoveries are consistently observed with increasing alteration intensities. For the lithology units, lower core recoveries were observed for dacite, overburden, and rhyolite.

Univariate Statistics

Basic statistics were performed on the gold and silver grades of the 3.0 m composites grouped by alteration/redox units for the Baba, Fire Tower, and Deli areas. Histograms and probability plots indicated that the gold and silver grade distributions resemble positively skewed lognormal populations in all areas.

The gold grade populations are in general well behaved on a per rock type basis, with reasonably low coefficients of variation (CV < 3.0) at Baba, Fire Tower, and Deli. The argillic-sulphide unit in Deli is the only rock type displaying a more heterogeneous behavior with a coefficient of variation greater than 3.0. It is quite interesting to notice the consistent pattern of increasing grades with increasing alteration intensity within each oxidation state throughout the three deposits.

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The silver grade populations are slightly more heterogeneous with a range of 1 to 4 units per area displaying higher coefficients of variation (CV > 3.0). The pattern of increasing grade with increasing alteration intensity per oxidation state can also be seen for the silver grades of the Deli area, where higher overall silver grades are noted.

A CV greater than 3.0 for gold or silver would be in general considered as high and would indicate a less homogeneous distribution. Often the higher CV value stems from higher grade outliers and the application of a grade capping strategy will reduce the coefficient of variation to levels of a more homogeneous grade distribution.

It is also observed that overall, the Deli area has the highest average gold grade followed by Baba, and Fire Tower. For silver the highest average grade is found at Deli followed by Fire Tower, and Baba. The silver averages at Baba are very low. The overall average ratios of silver to gold are: 3.4:1 at Baba, 8.4:1 at Fire Tower, and 11.5:1 at Deli.

Capping of High-Grade Outliers

It is common practice to statistically examine the higher grades within a population and to trim them to a lower grade value based on the results from specific statistical utilities. This procedure is performed on high grade values that are considered outliers and that cannot be related to any geologic feature. In the case at Baba, Fire Tower, and Deli, the gold and silver higher grades were examined with three different tools: the probability plot, decile analysis, and cutting statistics. Using various investigating methods allows a selection of the capping threshold in a more objective and justified manner. The resulting compilation of the capping thresholds is listed in Table 14-21 for gold and Table 14-22 for silver.

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Table 14-21 List of Capping Thresholds of Higher Gold Grade Outliers at Baba, Fire Tower, and Deli

	Baba				Fire Tower				Deli
Rock Type	Capping Threshold g/t	Metal Affected%	# Comps Capped	Rock Type	Capping Threshold g/t	Metal Affected %	# Comps Capped	Rock Type	Capping Threshold g/t	Metal Affected %	# Comps Capped
arg-ox	0.7	8.0	3	arg-ox	-	-	-	arg-ox	-	-	-
arg- mx	0.35	1.0	1	arg- mx	-	-	-	arg-mx	-	-	-
arg-su	-	-	-	arg-su	-	-	-	arg-su	0.9	2.0	2
adv- ox	6.0	2.0	2	adv-ox	-	-	-	adv-ox	1.5	2.0	2
adv- mx	3.0	3.0	2	adv- mx	1.1	2.0	2	adv-mx	5.0	1.0	1
adv- su	0.5	4.0	6	adv-su	-	-	-	adv-su	1.0	5.0	2
sil-ox	-	-	-	sil-ox	2.2	1.0	4	sil-ox	4.0	3.0	3
sil-mx	-	-	-	sil-mx	-	-	-	sil-mx	1.5	2.0	4
sil-su	-	-	-	sil-su	-	-	-	sil-su	-	-	-
vug- ox	-	-	-	vug-ox	2.5	0.5	1	vug-ox	3.5	1.0	3
vug- mx	2.0	4.0	6	vug- mx	1.5	3.0	1	vug-mx	-	-	-
vug- su	-	-	-	vug-su	-	-	-	vug-su	1.8	4.0	1
ovb	1.5	2.0	3	ovb	-	-	-	ovb	1.5	2.0	1
								hgz-ox	-	-	-
								hgz-mx	-	-	-

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Table 14-22 List of Capping Thresholds of Higher Silver Grade Outliers at Baba, Fire Tower, and Deli

	Baba				Fire Tower				Deli
Rock Type	Capping Threshold g/t	Metal Affected %	# Comps Capped	Rock Type	Capping Threshold g/t	Metal Affected %	# Comps Capped	Rock Type	Capping Threshold g/t	Metal Affected %	# Comps Capped
arg-ox	-	-	-	arg-ox	-	-	-	arg-ox	-	-	-
arg- mx	-	-	-	arg- mx	-	-	-	arg-mx	20.0	20.0	4
arg-su	10.0	14.0	6	arg-su	-	-	-	arg-su	8.0	1.0	1
adv-ox	12.0	20.0	9	adv-ox	5.0	2.0	1	adv-ox	30.0	3.0	1
adv- mx	12.0	0.5	2	adv- mx	15.0	3.0	2	adv- mx	50.0	4.0	1
adv-su	12.0	1.0	2	adv-su	3.0	5.0	1	adv-su	25.0	4.0	1
sil-ox	12.0	0.5	1	sil-ox	30.0	55.0	5	sil-ox	50.0	4.0	2
sil-mx	12.0	0.5	1	sil-mx	-	-	-	sil-mx	-	-	-
sil-su	2.0	12.0	2	sil-su	3.0	25.0	2	sil-su	30.0	3.0	1
vug-ox	20.0	15.0	7	vug-ox	-	-	-	vug-ox	100.0	6.0	1
vug- mx	6.0	1.0	1	vug- mx	7.0	1.0	2	vug- mx	70.0	2.0	1
vug-su	5.0	22.0	1	vug-su	-	-	-	vug-su	-	-	-
ovb	10.0	25.0	1	ovb	-	-	-	ovb	7.0	3.0	1
								hgz-ox	-	-	-
								hgz- mx	-	-	-

Basic statistics were re-computed with the gold and silver grades capped to the thresholds listed in Tables 14-21 and 14-22. Boxplots of Figures 14-15 to 14-17 display the basic statistics resulting from the capping of the higher gold grade outliers, while Figures 14-18 to 14-20 display the basic statistics of the capped silver grades. It can be observed from those figures that the coefficients of variation are all below 3.0 for the different gold populations, except for the argillic-sulphide unit at Deli (CV=3.43). Similar observations are made for silver with overall low coefficients of variation, except for the overburden unit at Baba (CV=3.11), and the argillic-transition units at Deli (CV=3.11). The effect of the higher gold grade capping had a minimal effect on the average grades by area. At Baba, the overall mean gold grades were reduced by 1.1%, by 0.7% at Fire Tower, and by 1.1% at Deli. Stronger reductions of the overall average silver grades were noted by areas, with reductions of 10.2% at Baba, 43.8% at Fire Tower, and 3.0% at Deli. These larger decreases of average silver grades at Baba and Fire Tower are indications that few samples carry larger portions of the metal content in those regions.

Because of the generally low coefficients of variation for gold and silver, displaying good grade homogeneity, it can be concluded that there is no need to treat the higher grade composites differently for the lower grade composites during the estimate process.

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Figure 14-15 Basic Statistics of Capped Gold by Rock Type at Baba

Figure 14-16 Basic Statistics of Capped Gold by Rock Type at Fire Tower

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Figure 14-17 Basic Statistics of Capped Gold by Rock Type at Deli

Figure 14-18 Basic Statistics of Capped Silver by Rock Type at Baba

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Figure 14-19 Basic Statistics of Capped Silver by Rock Type at Fire Tower

Figure 14-20 Basic Statistics of Capped Silver by Rock Type at Deli

Declustering

In general there is a tendency to drill more holes in higher grade areas than in lower grade areas when delimiting an orebody. As a result, the higher grade portion of a deposit will be overly represented and would translate into a bias towards the higher grades when calculating statistical parameters of the

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population. Thus, a declustering method is utilized to generate a more representative set of statistical results within the zone of interest. In this case, a polygonal declustering technique was applied to the composites of the Baba, Fire Tower, and Deli areas. This approach consists of assigning the volume of a polygon, defined by the halfway distance between a sample and its surrounding neighbors, as a weight for each sample within the mineralized zone. Therefore, a sample that is isolated will have a larger weight than a sample located in a densely sampled area.

Comparison of average gold and silver capped and declustered grades with the capped and un-declustered gold and silver averages shows an overall reduction of the grade averages resulting from the declustering process. The average gold grades were reduced or kept similar from the declustering process, while the average silver grades were either increased or reduced by the same process. Greater reductions in average gold and silver grades are noted for the higher grade area of Deli. At Baba, a reduction of 22.1% of the mean gold grade and an increase of 15.1% of the mean silver grade are noted. At Fire Tower, very little or no clustering is observed for the gold grades with a slight increase of 1.6% of the mean gold grade, while the average silver grade increased by 27.8%. Stronger reductions are observed at Deli with decreases of 36.6% and 23.1% of average gold and silver grades.

The average grade from the declustered statistics provides an excellent comparison with the average grade of the interpolated blocks, as a way to assess any overall bias of the estimates.

14.3.7 Variography

A variographic analysis was carried out on the gold and silver composites within the different rock types at Baba, Fire Tower, and Deli. A similar approach, as described for the Kirazlı deposit in section 14.2.7, was adopted for the variographic analysis of the deposits in the Ağı Dağı area. For this exercise, all experimental variograms were of the type relative lag pairwise, which is considered robust for the assessment of grade continuity.

The resulting parameters of the modeled variograms are presented in Tables 14-23 and 14-24 for gold and Tables 14-25 and 14-26 for silver in the mineralized zones. The structure parameters were normalized to a sill of 1.0.

The directions of gold and silver grade continuity are in general agreement with the orientation of the mineralized zone. At Baba, Fire Tower and Deli, the orientations of greater continuity are trending to the northeast. It is noted that the better grade continuity in the high-grade zone at Deli is trending east-west, at an oblique angle to the main trend. The modeled variograms have relatively low nugget effects with values for gold varying from 4% to 43% of the sill, and from 5% to 29% of the sill for silver.

The experimental variograms are considered of acceptable quality overall. In the cases where too few samples were available, variogram models of similar or neighboring units were assigned. In a few instances, the units were grouped as one mineralized zone when similar or surrounding units didn’t have enough samples to calculate experimental variograms. Due to the lesser number of samples available at Fire Tower, samples from the same units at Baba and Fire Tower were grouped for the variographic analysis. The experimental variograms at Baba/Fire Tower, and Deli, were noted to be of sufficient quality in general; however it was noted that additional drilling at Fire Tower is needed to generate conclusive experimental variograms for each unit of this area.

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Table 14-23 Modeled Variogram Parameters for Gold at Baba/Fire Tower

	argillic (oxide+transition+sulphide)			advanced argillic-oxide			advanced argillic-mixed			advanced argillic-sulphide
Parameters	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth[1]	40°	130°	40°	45°	135°	45°	50°	140°	50°	50°	140°	50°
Dip[2]	0°	0°	-90°	0°	0°	-90°	0°	10°	-90°	0°	0°	-90°
Nugget Effect[3]		0.16			0.24			0.12			0.21
1st Structure[3]		0.05			0.27			0.16			0.17
2nd Structure[3]		0.41			0.25			0.44			0.39
3rd Structure[3]		0.38			0.24			0.29			0.23
1st Range	41m	36m	11m	28m	9m	9m	20m	42m	5m	26m	11m	7m
2nd Range	79m	102m	37m	148m	56m	68m	99m	65m	20m	60m	23m	36m
3rd Range	217m	187m	338m	322m	315m	142m	226m	90m	587m	270m	87m	289m
	silicified-oxide			silicified- transition+sulphide			vuggy-oxide			vuggy-transition+sulphide
Parameters	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth[1]	135°	225°	135°	45°	135°	45°	45°	135°	45°	40°	130°	40°
Dip[2]	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°
Nugget Effect[3]		0.25			0.19			0.43			0.32
1st Structure[3]		0.52			0.46			0.17			0.22
2nd Structure[3]		0.24			0.35			0.34			0.46
3rd Structure[3]		-			-			0.06			-
1st Range	19m	41m	25m	74m	20m	19m	30m	8m	21m	103m	28m	25m
2nd Range	142m	101m	181m	151m	74m	75m	83m	30m	68m	225m	156m	152m
3rd Range	-	-	-	-	-	-	179m	103m	163m	-	-	-
	Overburden
Parameters	Principal	Minor	Vertical
Azimuth[1]	45°	135°	45°
Dip[2]	0°	0°	-90°
Nugget Effect[3]		0.43
1st Structure[3]		0.11
2nd Structure[3]		0.24
3rd Structure[3]		0.22
1st Range	8m	7m	17m
2nd Range	66m	52m	58m
3rd Range	193m	77m	125m

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Table 14-24 Modeled Variogram Parameters for Gold Composites at Deli

	argillic-sulphide (argillic-oxide / argillic- mixed)			advanced argillic-mixed (advanced argillic-oxide)			advanced argillic-sulphide			silicified-oxide
Parameters	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth[1]	30°	120°	30°	35°	125°	35°	35°	125°	125°	10°	100°	10°
Dip[2]	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°
Nugget Effect[3]		0.081			0.190			0.154			0.255
1st Structure[3]		0.407			0.511			0.489			0.335
2nd Structure[3]		0.513			0.299			0.357			0.410
1st Range	61.8m	15.6m	31.7m	40.5m	27.6m	16.8m	27.6m	17.9m	33.0m	23.8m	7.7m	17.4m
2nd Range	85.4m	43.6m	60.7m	68.5m	51.3m	28.6m	53.5m	34.1m	56.8m	68.2m	37.5m	54.5m
	silicified-mixed (silica-sulphide)			vuggy silica-oxide			vuggy silica-mixed (vuggy silica-sulphide)			high-grade-oxide+mixed
Parameters	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth[1]	30°	120°	120°	15°	105°	15°	25°	115°	25°	100°	190°	100°
Dip[2]	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°
Nugget Effect[3]		0.265			0.167			0.186			0.098
1st Structure[3]		0.356			0.470			0.304			0.459
2nd Structure[3]		0.379			0.362			0.510			0.443
1st Range	22.2m	19.0m	11.4m	10.1m	8.5m	12.5m	24.4m	16.9m	16.9m	17.8m	10.3m	4.9m
2nd Range	81.7m	46.0m	32.0m	65.7m	30.3m	38.3m	68.8m	46.1m	39.6m	46.8m	25.3m	14.6m
	Overburden
Parameters	Principal	Minor	Vertical
Azimuth[1]	20°	110°	20°
Dip[2]	0°	0°	-90°
Nugget Effect[3]		0.038
1st Structure[3]		0.357
2nd Structure[3]		0.605
1st Range	19.9m	22.1m	4.3m
2nd Range	69.3m	47.9m	10.3m

[1]	positive clockwise from north
[2]	negative below horizontal
[3]	normalized to a sill of 1.0

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Table 14-25 Modeled Variogram Parameters for Silver at Baba/Fire Tower

	argillic (oxide+transition+sulphide)			advanced argillic-oxide			advanced argillic-mixed			advanced argillic-sulphide
Parameters	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth[1]	40°	130°	40°	45°	135°	45°	50°	140°	50°	35°	125°	35°
Dip[2]	0°	0°	-90°	0°	0°	-90°	0°	10°	-90°	0°	0°	-90°
Nugget Effect[3]		0.22			0.21			0.13			0.25
1st Structure[3]		0.19			0.05			0.10			0.13
2nd Structure[3]		0.17			0.43			0.49			0.26
3rd Structure[3]		0.42			0.31			0.29			0.36
1st Range	11m	7m	17m	5m	9m	5m	15m	9m	15m	24m	12m	7m
2nd Range	48m	41m	111m	52m	44m	78m	52m	38m	126m	66m	33m	46m
3rd Range	93m	77m	249m	89m	73m	228m	93m	74m	268m	147m	75m	250m
	silicified-oxide			silicified-transition+sulphide			vuggy-oxide			vuggy-transition+sulphide
Parameters	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth[1]	135°	225°	135°	45°	135°	45°	45°	135°	45°	40°	130°	40°
Dip[2]	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°
Nugget Effect[3]		0.27			0.21			0.19			0.29
1st Structure[3]		0.09			0.11			0.16			0.19
2nd Structure[3]		0.51			0.45			0.48			0.37
3rd Structure[3]		0.12			0.23			0.17			0.15
1st Range	30m	12m	21m	25m	17m	8m	11m	11m	24m	33m	13m	33m
2nd Range	103m	44m	201m	99m	72m	188m	40m	28m	127m	102m	48m	168m
3rd Range	156m	106m	264m	146m	117m	500m	97m	70m	491m	168m	95m	257m
	Overburden
Parameters	Principal	Minor	Vertical
Azimuth[1]	45°	135°	45°
Dip[2]	0°	0°	-90°
Nugget Effect[3]		0.24
1st Structure[3]		0.12
2nd Structure[3]		0.43
3rd Structure[3]		0.22
1st Range	6m	7m	7m
2nd Range	65m	49m	68m
3rd Range	93m	75m	89m

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Table 14-26 Modeled Variogram Parameters for Silver Composites at Deli

	argillic-sulphide (argillic-oxide / argillic- mixed)			advanced argillic-mixed (advanced argillic-oxide)			advanced argillic-sulphide			silicified-oxide
Parameters	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth[1]	20°	110°	20°	20°	110°	20°	35°	125°	35°	45°	135°	135°
Dip[2]	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°
Nugget Effect[3]		0.139			0.133			0.103			0.049
1st Structure[3]		0.302			0.381			0.442			0.161
2nd Structure[3]		0.559			0.486			0.455			0.790
1st Range	20.0m	16.8m	16.8m	44.8m	12.5m	5.4m	14.7m	12.5m	19.0m	14.1m	11.7m	14.5m
2nd Range	77.0m	42.6m	64.1m	79.2m	45.8m	38.8m	70.8m	43.8m	53.5m	64.8m	43.9m	54.7m
	silicified-mixed (silica-sulphide)			vuggy silica-oxide			vuggy silica-mixed (vuggy silica-sulphide)			high-grade-oxide+mixed
Parameters	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical	Principal	Minor	Vertical
Azimuth[1]	50°	140°	140°	30°	120°	30°	55°	145°	55°	70°	160°	70°
Dip[2]	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°	0°	0°	-90°
Nugget Effect[3]		0.233			0.227			0.234			0.118
1st Structure[3]		0.333			0.164			0.312			0.265
2nd Structure[3]		0.434			0.609			0.454			0.617
1st Range	32.9m	25.4m	18.9m	20.6m	4.5m	14.1m	36.1m	18.9m	25.4m	23.0m	32.7m	4.9m
2nd Range	76.1m	47.0m	32.9m	64.9m	40.7m	27.0m	70.6m	38.3m	63.0m	69.0m	34.8m	16.6m
	Overburden
Parameters	Principal	Minor	Vertical
Azimuth[1]	30°	120°	30°
Dip[2]	0°	0°	-90°
Nugget Effect[3]		0.033
1st Structure[3]		0.458
2nd Structure[3]		0.509
1st Range	23.2m	7.1m	2.8m
2nd Range	70.4m	33.9m	10.3m

[1]	positive clockwise from north
[2]	negative below horizontal
[3]	normalized to a sill of 1.0

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14.3.8 Gold and Silver Grade Estimate

The estimate of gold and silver grades into a block model was carried out with the ordinary kriging technique. A single block model encompassing the Baba, Fire Tower, and Deli areas was generated for those regions. Separate estimates were carried out for each of these deposits and grade estimates were independently generated for gold and silver. The estimate strategy and parameters were tailored to account for the various geometrical, geological, and geostatistical characteristics previously identified. The database of 3.0m capped gold and silver grade composites was utilized as input for the grade interpolation process.

The grid definition of the block model is presented in Table 14-27. It should be noted that the origin of the block model corresponds to the lower left corner, the point of origin being the exterior edge of the first block. A block size of 10 m (easting) x 10 m (northing) x 5 m (elevation) was selected to better reflect the geometrical configuration of the orebody and anticipated open pit production rate. The block model at Baba, Fire Tower, and Deli was rotated clockwise at an azimuth of 40°.

Table 14-27 Block Grid Definition at Baba, Fire Tower, and Deli

	Baba – Fire Tower - Deli
Coordinates	Origin M	Rotation - clockwise (azimuth)	Distance m	Block Size m	Number of Blocks
Easting (X)	493,605.0	40°	2,300.0	10.0	230
Northing (Y)	4,414,008.0		4,200.0	10.0	420
Elevation(Z)	200.0		900.0	5.0	180
Number of Blocks			17,388,000

The size and orientation of the search ellipsoid for the estimate process were based on the variogram parameters modeled for gold. Thus the data searching parameters for the estimation of silver were made the same as the ones selected for gold to ensure that every estimated block would have a gold and silver grade estimate and to avoid having gold estimates without silver estimates and vice versa. However, the modeled variogram parameters for silver were utilized for the weighing of the selected silver grade composites during the silver grade interpolation process.

At Baba and Fire Tower, a 3-pass approach was selected for grade estimation. The search distances of the first pass were based on the variogram ranges corresponding to approximately 50% of the sills (2/3 x 80% of sill), while the search distances of the second and third passes were increased by 1.5 times in each case. A minimum of 2 informed octants was required for the estimate. Details of the estimate parameters at Baba and Fire Tower are presented in Table 14-28.

At Deli, a 2-pass approach was selected for grade estimation. The search distances for the first pass were based on the second range of the variograms, while the search distances of the second pass were multiplied by 1.5. No other restrictions, such as a minimum number of informed octants, a minimum number of holes, a maximum number of samples per hole, etc., were applied to the estimate process. Details of the estimate parameters at Deli are presented in Table 14-29.

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Table 14-28 Estimation Parameters for Gold and Silver at Baba and Fire Tower

Rock Type	minimum # of samples	maximum # of samples	search ellipsoid – long axis - azimuth/dip	search ellipsoid – long axis - size	search ellipsoid – short axis - azimuth/dip	search ellipsoid – short axis - size	search ellipsoid – vertical axis - azimuth/dip	search ellipsoid – vertical axis - size
1st pass
arg ox+mx+su	4	15	40°/0°	53.3	130°/0°	52.4	40°/-90°	53.3
aar-ox	4	15	45°/0°	53.3	135°/0°	30.2	45°/-90°	24.2
aar-mx	4	15	50°/0°	53.3	140°/0°	28.2	50°/-90°	53.3
aar-su	4	15	35°/0°	53.3	125°/0°	19.2	35°/-90°	41.6
si-ox	4	15	135°/0°	25.0	225°/0°	33.4	135°/-90°	32.4
si-mx+su	4	15	45°/0°	53.3	135°/0°	21.5	45°/-90°	21.4
vu-ox	4	15	45°/0°	40.9	135°/0°	14.0	45°/-90°	32.6
vu-mx+su	4	15	40°/0°	53.3	130°/0°	31.2	40°/-90°	30.1
ovb	4	15	45°/0°	52.4	135°/0°	36.3	45°/-90°	6.7
2nd pass
arg ox+mx+su	3	15	40°/0°	80.0	130°/0°	78.7	40°/-90°	80.0
aar-ox	3	15	45°/0°	80.0	135°/0°	45.3	45°/-90°	36.3
aar-mx	3	15	50°/0°	80.0	140°/0°	42.3	50°/-90°	80.0
aar-su	3	15	35°/0°	80.0	125°/0°	28.8	35°/-90°	62.4
si-ox	3	15	135°/0°	37.5	225°/0°	50.0	135°/-90°	48.5
si-mx+su	3	15	45°/0°	80.0	135°/0°	32.2	45°/-90°	32.1
vu-ox	3	15	45°/0°	61.4	135°/0°	21.0	45°/-90°	48.8
vu-mx+su	3	15	40°/0°	80.0	130°/0°	46.7	40°/-90°	45.1
ovb	3	15	45°/0°	78.6	135°/0°	54.5	45°/-90°	10.0
3rd pass
arg ox+mx+su	2	15	40°/0°	120.0	130°/0°	118.0	40°/-90°	120.0
aar-ox	2	15	45°/0°	120.0	135°/0°	67.9	45°/-90°	54.4
aar-mx	2	15	50°/0°	120.0	140°/0°	63.5	50°/-90°	120.0
aar-su	2	15	35°/0°	120.0	125°/0°	43.2	35°/-90°	93.6
si-ox	2	15	135°/0°	56.3	225°/0°	75.1	135°/-90°	72.8
si-mx+su	2	15	45°/0°	120.0	135°/0°	48.3	45°/-90°	48.1
vu-ox	2	15	45°/0°	92.1	135°/0°	31.5	45°/-90°	73.3
vu-mx+su	2	15	40°/0°	120.0	130°/0°	70.1	40°/-90°	67.6
ovb	2	15	45°/0°	117.9	135°/0°	81.7	45°/-90°	15.1

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Table 14-29 Estimation Parameters for Gold and Silver at Deli

Rock Type	minimum # of samples	maximum # of samples	search ellipsoid – long axis - azimuth/dip	search ellipsoid – long axis - size	search ellipsoid – short axis - azimuth/dip	search ellipsoid – short axis - size	search ellipsoid – vertical axis - azimuth/dip	search ellipsoid – vertical axis - size
ar-ox	2	12	25°/0°	77.0	115°/0°	48.0	25°/-90°	23.0
ar-mx	2	12	25°/0°	77.0	115°/0°	48.0	25°/-90°	23.0
ar-su	2	12	10°/0°	76.0	100°/0°	47.0	10°/-90°	53.0
ad-ar-ox	2	12	30°/0°	90.0	120°/0°	53.0	30°/-90°	31.0
ad-ar-mx	2	12	15°/0°	82.0	105°/0°	44.0	15°/-90°	54.0
ad-ar-su	2	12	10°/0°	61.0	100°/0°	39.0	10°/-90°	47.0
si-ox	2	12	0°/0°	75.0	90°/0°	37.0	0°/-90°	23.0
si-mx	2	12	0°/0°	70.0	90°/0°	38.0	0°/-90°	27.0
si-su	2	12	0°/0°	70.0	90°/0°	38.0	0°/-90°	27.0
hg-ox	2	12	120°/0°	72.0	210°/0°	47.0	120°/-90°	54.0
hg-mx	2	12	120°/0°	72.0	210°/0°	47.0	120°/-90°	54.0
hg-su	2	12	120°/0°	72.0	210°/0°	47.0	120°/-90°	54.0
ovb	2	12	10°/0°	58.0	100°/0°	36.0	10°/-90°	18.0

Hard boundaries were utilized between the different units, as suggested by an analysis of the gold and silver grade behavior at the vicinity of the different boundaries (contact plots). A soft boundary was kept between the same units across the area boundaries at Ağı Dağı (Baba-Fire Tower, Fire Tower-Deli), since these limits are somewhat arbitrary.

14.3.9 Validation of Grade Estimates

Validation tests were carried out on the estimates to examine the possible presence of a bias and to quantify the level of smoothing/variability.

Visual Inspection

A visual inspection of the block estimates with the drill hole grades on plans, northwest-southeast and southwest-northeast cross-sections was performed as a first check of the estimates. Observations from stepping through the estimates along the different planes indicated that there was overall a good agreement between the drill hole grades and the estimates. The orientations of the estimated grades were also according to the projection angles defined by the search ellipsoid. Examples of longitudinal cross-sections for gold grade estimates are presented in Figures 14-21 to 14-23, for the Baba, Fire Tower, and Deli deposits.

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Figure 14-21 Northeast-Southwest Cross-Section – Looking to the Northwest

Gold Block Grade Estimates and Drill Hole Grades at Baba

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Figure 14-22 Northeast-Southwest Cross-Section – Looking to the Northwest

Gold Block Grade Estimates and Drill Hole Grades at Fire Tower

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Figure 14-23 Northeast-Southwest Cross-Section – Looking to the Northwest

Gold Block Grade Estimates and Drill Hole Grades at Deli

Global Bias Test

The comparison of the average gold and silver grades from the declustered composites and the estimated block grades examines the possibility of a global bias of the estimates. As a guideline, a difference between the average gold and silver grades of more than ± 10% would indicate a significant over- or under-estimation of the block grades and the possible presence of a bias. It would be a sign of difficulties encountered in the estimation process and would require further investigation.

Results of this average gold and silver grade comparison are presented in Table 14-30 for the Baba, Fire Tower, and Deli areas.

As seen in Table 14-30, the average gold and silver grades between the declustered composites and the block estimates are similar and within the tolerance levels of acceptability. It is thus concluded that no global bias is present in the gold and silver grade estimates.

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Table 14-30 Average Gold and Silver Grade Comparison – Polygonal-Declustered Composites with

Block Estimates – Baba, Fire Tower, and Deli

Baba
	Gold		Silver
Stats	Declustered Composites	Block Estimates	Declustered Composites	Block Estimates
Avg Grade g/t	0.156	0.143	0.705	0.774
Difference	-8.3%		+9.7%
Fire Tower
	Gold		Silver
Stats	Declustered Composites	Block Estimates	Declustered Composites	Block Estimates
Avg Grade g/t	0.117	0.112	1.092	1.084
Difference	-4.3%		-0.7%
Deli
	Gold		Silver
Stats	Declustered Composites	Block Estimates	Declustered Composites	Block Estimates
Avg Grade g/t	0.158	0.153	2.108	2.046
Difference	-3.2%		-2.9%

Grade Profile Reproducibility

The comparison of the grade profiles of the declustered composites with that of the estimates allows for a visual verification of an over- or under-estimation of the block estimates at the global and local scales. A qualitative assessment of the smoothing/variability of the estimates can also be observed from the plots. Grade profiles are presented in Figures 14-24 to 14-26 for gold and silver at Baba, Fire Tower, and Deli.

From the plots of Figures 14-24, 14-25, and 14-26, it can be seen that the grade profiles of the declustered composites are well reproduced by those of the block estimates and consequently that no global or local bias is observed. As anticipated, some smoothing of the block estimates can be seen in the profiles, where estimated grades are higher in lower grade areas and lower in higher grade areas. To assess the level of smoothing of the estimates, further investigation is required (section on “Level of Smoothing/Variability”).

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Kirazlı and Ağı Dağı Gold Project	Form 43-101

Figure 14-24 Grade Profiles of Declustered Composites and Block Estimates for Gold and Silver at Baba

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Figure 14-25 Grade Profiles of Declustered Composites and Block Estimates for Gold and Silver at Fire Tower

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Kirazlı and Ağı Dağı Gold Project	Form 43-101

Figure 14-26 Grade Profiles of Declustered Composites and Block Estimates for Gold and Silver at Deli

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Naive Cross-Validation Test

A comparison of the grade from composites within a block with the estimated grade of that block provides an assessment of the estimation process close to measured data. Pairing of these grades on a scatterplot gives a statistical valuation of the estimates. It is anticipated that the estimated block grades should be similar to the composited grades within the block, however, without being of exactly the same value. Thus a high correlation coefficient will indicate satisfactory results in the interpolation process, while a medium to low correlation coefficient will be indicative of larger differences in the estimates and would suggest a further review of the interpolation process. Results from the pairing of composited and estimated grades within blocks pierced by a drill hole are presented in Table 14-31 for gold and silver at Baba, Fire Tower, and Deli.

As seen in Table 14-31 for both gold and silver, the block grade estimates are very similar to the composite grades within blocks pierced by a drill hole, with high correlation coefficients, indicating satisfactory results from the estimate process.

Table 14-31 Gold and Silver Grade Comparison for Blocks Pierced by a Drill Hole – Paired Composites Grades with Block Grade Estimates – Baba, Fire Tower, and Deli

		Baba
Data	Gold		Silver
	Average Gold Grade g/t	Correlation Coefficient	Average Gold Grade g/t	Correlation Coefficient
Composites	0.213	0.880	0.785	0.899
Block Estimates	0.210		0.795
Fire Tower
Data	Gold		Silver
	Average Gold Grade g/t	Correlation Coefficient	Average Gold Grade g/t	Correlation Coefficient
Composites	0.138	0.849	1.166	0.825
Block Estimates	0.141		1.187
		Deli
Data	Gold		Silver
	Average Gold Grade g/t	Correlation Coefficient	Average Gold Grade g/t	Correlation Coefficient
Composites	0.255	0.929	2.853	0.941
Block Estimates	0.254		2.866

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Kirazlı and Ağı Dağı Gold Project	Form 43-101

Level of Smoothing/Variability

The level of smoothing/variability of the estimates can be measured by comparing a theoretical distribution of block grades with that of the actual estimates. A description of the methodology is provided in the corresponding section of the Kirazlı deposit.

Results of the level of smoothing/variability analysis are presented in Table 14-32 for gold and silver. As observed in this table, the CVs of the estimates for both gold and silver are in general slightly less or within the target difference range of -5 to -15%. The gold and silver estimates in Fire Tower and the gold estimate in Deli display slightly higher CVs and are indications of a slightly higher level of variability of the estimates. A possible measure to reduce this observed variability would be to include more samples at the grade estimation stage. However, based on the fact that these levels of variability are not severe, they are considered acceptable. The gold and silver estimates at Baba and the silver estimates in Deli are within the range of acceptability and thus indicate a satisfactory level of smoothing.

Table 14-32 Level of Smoothing/Variability of Gold and Silver Estimates – Baba, Fire Tower, and Deli

Baba
Element	CV – Theoretical Block Grade Distribution	CV – Actual Block Grade Distribution	Difference
Gold	1.878	1.641	-12.6%
Silver	1.055	0.967	-8.3%
Fire Tower
Element	CV – Theoretical Block Grade Distribution	CV – Actual Block Grade Distribution	Difference
Gold	1.172	1.193	+1.8%
Silver	0.919	0.967	+5.2%
Deli
Element	CV – Theoretical Block Grade Distribution	CV – Actual Block Grade Distribution	Difference
Gold	2.471	2.535	+2.6%
Silver	2.333	2.191	-6.1%

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Kirazlı and Ağı Dağı Gold Project	Form 43-101

14.3.10 Resource Classification

The mineral resource was classified as measured, indicated, and inferred. Different classification criteria were utilized for the Baba/Fire Tower estimates and the Deli estimates.

At Baba and Fire Tower, the delineation of measured, indicated, and inferred resources was based on a distance of the block center to the nearest samples used in the estimating the block grade. This distance is expressed as a fraction of the first pass search radius (Table 14-33) and based on the variogram models. As well the measured and indicated portion of the resource was identified by generating wireframes of contiguous masses from more densely drilled areas. The classification conditions were also dependent on the oxidation state (redox model). No measured estimates were outlined at Fire Tower and in the sulphide zone at Baba.

Table 14-33 Classification Distances at Baba and Fire Tower

Oxidation State	Classification	Baba	Fire Tower
	Measured	≤ 0.75 × 1st pass search	-
Oxide	Indicated	> 0.75 × 1st pass search and ≤ 1.5 × 1st pass search	< 1.5 × 1st pass search
	Inferred	> 1.5 × 1st pass search	> 1.5 × 1st pass search
	Measured	≤ 0.75 × 1st pass search	-
Transition	Indicated	> 0.75 x 1st pass search and ≤ 1.5 × 1st pass search	< 1.5 × 1st pass search
	Inferred	> 1.5 × 1st pass search	> 1.5 × 1st pass search
	Measured	-	-
Sulphide	Indicated	< 1.5 × 1st pass search	< 1.5 × 1st pass search
	Inferred	> 1.5 × 1st pass search	> 1.5 × 1st pass search

At Deli, the selection of measured, indicated, and inferred estimates was based on the average distance of the drill hole composites from the center of the estimated blocks. For each rock unit a specific classification distance was determined based on the first and second ranges of the variograms, as well as the understanding acquired by the geologic team. The resulting classification distances are presented in Table 14-34 for each Deli’s alteration unit.

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Kirazlı and Ağı Dağı Gold Project	Form 43-101

Table 14-34 Classification Distances at Deli

Alteration Code	Measured Distance m	Indicated Distance m	Inferred Distance m
01 - Argillic	≤ 10.0	≤ 50.0	>50.0
02 – Advanced Argillic	≤ 10.0	≤ 50.0	>50.0
03 - Silicified	≤ 10.0	≤ 45.0	>45.0
04 – High-Grade Zones	≤ 10.0	≤ 50.0	>50.0
05 - Overburden	≤ 10.0	≤ 40.0	>40.0

14.3.11 Mineral Resource Calculation

The mineral resource was calculated for 10 m (X) × 10 m (Y) × 5 m (Z) blocks with variable specific gravity (SG) values.

At Baba and Fire Tower, an SG model was estimated utilizing the search parameters corresponding to the 2nd pass of the gold estimates. In areas where no SG estimate was calculated, the average SG value per alteration/oxidation domain was assigned. A total of 3,505 density measurements were made by Alamos in the Baba and Fire Tower areas.

At Deli, the average SG value by alteration/oxidation unit was allocated to each block in the model. These averages were derived from 880 density measurements by Alamos.

The average SG values by alteration/oxidation unit at Baba, Fire Tower, and Deli utilized for the resource’s tonnage calculation are presented in Table 14-35.

Table 14-35 Average Specific Gravity Values by Alteration and Oxidation Types at Baba, Fire Tower, and Deli

Rock Type	Baba / Fire Tower	Deli	Rock Type	Baba / Fire Tower	Deli
arg-ox	2.18	2.05	sil-su	2.68	2.42
arg-mx	2.42	2.45	vug-ox	2.31	2.40
arg-su	2.54	2.55	vug-mx	2.34	2.35
adv-ox	2.34	2.35	vug-su	2.48	2.52
adv-mx	2.44	2.53	hgz-ox	-	2.45
adv-su	2.60	2.54	hgz-mx	-	2.51
sil-ox	2.33	2.41	hgz-su	-	2.51
sil-mx	2.41	2.39	ovb	2.30	2.44

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The geologic wireframes (alteration and oxidation states) were extended above topography in the modeling process to ensure that all blocks near the topography surface would be estimated. Following the gold and silver grade estimation, the block models were edited to the topography surface. In this procedure the percentage of rock within each block was kept in a separate variable in the grade model, which was then used for the tonnage calculations.

To ensure that the mineral resource has a reasonable expectation of economic extraction, as required by the NI 43-101 regulations, an “optimistic” open pit was optimized on the block model. A price of $1250.00/oz for gold and $22.50/oz for silver, an overall pit slope of 38°, with the February 2012 operating costs and recoveries, without sulphide credits, were utilized for this procedure.

The mineral resource of gold and silver is reported at various gold grade cut-offs for oxide+transition material in Table 14-36 at Baba, Table 14-37 at Fire Tower, in Table 14-38 at Deli, and in Table 14-39 for the Ağı Dağı area (Baba + Fire Tower + Deli). At a 0.2 g/t gold cut-off, the measured and indicated mineral resource at Ağı Dağı is 79,366,000 tonnes at 0.59 g/t gold and 3.32 g/t silver for a total of 1,509,800 oz of gold and 8,478,700 oz of silver. The inferred resource at a 0.20 g/t gold cut-off is 20,861,000 tonnes at 0.53 g/t gold and 2.86 g/t silver for a total of 355,800 oz of gold and 1,920,400 oz of silver.

It should be noted that the mineral resources presented in this section are inclusive of resources within the mine plan.

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Table 14-36 Oxide + Transition Mineral Resource* at Various Gold Grade Cut-Offs at Baba

				Oxide + Transition
	Measured					Indicated
Au Cut-Off g/t	Tonnage tonnes	Au Grade g/t	Au Content Oz	Ag Grade g/t	Ag Content oz	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz
0.1	26,917,000	0.41	353,100	0.78	672,100	34,333,000	0.39	434,700	0.67	740,200
0.2	19,453,000	0.51	317,500	0.84	527,600	22,540,000	0.53	385,700	0.79	571,500
0.4	9,448,000	0.74	226,100	0.95	288,300	10,621,000	0.79	270,300	0.97	332,400
0.6	4,528,000	1.03	150,400	1.01	146,500	5,536,000	1.08	191,800	1.03	183,800
0.8	2,524,000	1.31	106,400	1.08	87,300	3,122,000	1.38	138,400	1.10	110,100
1.0	1,555,000	1.57	78,600	1.08	53,800	1,891,000	1.70	103,300	1.10	66,800
	Measured + Indicated					Inferred
Au Cut-Off g/t	Tonnage tonnes	Au Grade g/t	Au Content Oz	Ag Grade g/t	Ag Content oz	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz
0.1	61,250,000	0.40	787,700	0.72	1,412,200	11,999,000	0.32	123,100	0.51	198,200
0.2	41,993,000	0.52	703,300	0.81	1,099,100	7,808,000	0.42	104,800	0.61	151,900
0.4	20,069,000	0.77	496,400	0.96	620,700	2,806,000	0.64	57,400	0.90	81,200
0.6	10,064,000	1.06	342,200	1.02	330,300	1,121,000	0.87	31,300	1.30	47,000
0.8	5,646,000	1.35	244,800	1.09	197,500	470,000	1.11	16,700	1.82	27,500
1.0	3,446,000	1.64	181,900	1.09	120,600	234,000	1.34	10,100	2.28	17,200

*	mineral resources’ tonnage and metal content have been rounded to the nearest thousand and hundred, respectively

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Table 14-37 Oxide + Transition Mineral Resource* at Various Gold Grade Cut-Offs at Fire Tower

				Oxide + Transition
	Measured					Indicated
Au Cut-Off g/t	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz
0.1	-	-	-	-	-	4,136,000	0.33	44,500	2.11	280,000
0.2	-	-	-	-	-	2,524,000	0.45	36,300	2.27	184,100
0.4	-	-	-	-	-	1,067,000	0.67	23,000	2.82	96,700
0.6	-	-	-	-	-	489,000	0.88	13,800	3.33	52,300
0.8	-	-	-	-	-	240,000	1.08	8,400	3.69	28,500
1.0	-	-	-	-	-	131,000	1.25	5,300	3.83	16,100
	Measured + Indicated					Inferred
Au Cut-Off g/t	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz
0.1	4,136,000	0.33	44,500	2.11	280,000	7,899,000	0.34	86,000	0.46	116,800
0.2	2,524,000	0.45	36,300	2.27	184,100	5,897,000	0.41	77,600	0.41	77,500
0.4	1,067,000	0.67	23,000	2.82	96,700	2,088,000	0.62	41,500	0.41	27,600
0.6	489,000	0.88	13,800	3.33	52,300	716,000	0.87	20,000	0.71	16,300
0.8	240,000	1.08	8,400	3.69	28,500	391,000	1.05	13,200	0.52	6,500
1.0	131,000	1.25	5,300	3.83	16,100	212,000	1.22	8,300	0.65	4,400

*	mineral resources’ tonnage and metal content have been rounded to the nearest thousand and hundred, respectively

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Table 14-38 Oxide + Transition Mineral Resource* at Various Gold Grade Cut-Offs at Deli

				Oxide + Transition
	Measured					Indicated
Au Cut-Off g/t	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz
0.1	1,335,000	0.66	28,400	6.36	272,900	49,669,000	0.51	812,000	5.14	8,211,600
0.2	923,000	0.90	26,700	8.05	239,000	33,926,000	0.68	743,600	6.38	6,956,500
0.4	524,000	1.36	23,000	11.80	198,800	16,293,000	1.10	576,900	9.48	4,964,100
0.6	354,000	1.78	20,300	15.11	172,000	8,349,000	1.70	457,200	13.76	3,693,000
0.8	273,000	2.11	18,500	17.56	154,200	5,608,000	2.20	396,100	17.13	3,088,300
1.0	204,000	2.51	16,500	21.41	140,400	3,931,000	2.75	347,900	21.25	2,685,700
	Measured + Indicated					Inferred
Au Cut-Off g/t	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz
0.1	51,004,000	0.51	840,400	5.17	8,484,400	10,225,000	0.57	188,300	5.78	1,901,100
0.2	34,849,000	0.69	770,300	6.42	7,195,500	7,156,000	0.75	173,400	7.35	1,690,900
0.4	16,817,000	1.11	599,900	9.55	5,162,900	3,211,000	1.32	136,800	12.41	1,281,600
0.6	8,703,000	1.71	477,500	13.81	3,865,000	1,545,000	2.24	111,400	21.03	1,044,800
0.8	5,881,000	2.19	414,700	17.15	3,242,400	1,038,000	3.01	100,500	28.96	966,400
1.0	4,135,000	2.74	364,400	21.26	2,826,100	873,000	3.41	95,600	33.33	935,400

*	mineral resources’ tonnage and metal content have been rounded to the nearest thousand and hundred, respectively

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Table 14-39 Oxide + Transition Mineral Resource* at Various Gold Grade Cut-Offs at Baba + Fire Tower + Deli

				Oxide + Transition
			Measured					Indicated
Au Cut-Off g/t	Tonnage tonnes	Au Grade g/t	Au Content Oz	Ag Grade g/t	Ag Content oz	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz
0.1	28,252,000	0.42	381,400	1.04	944,900	88,138,000	0.46	1,291,200	3.26	9,231,700
0.2	20,376,000	0.53	344,200	1.17	766,600	58,990,000	0.61	1,165,600	4.07	7,712,100
0.4	9,972,000	0.78	249,100	1.52	487,200	27,981,000	0.97	870,200	5.99	5,393,100
0.6	4,882,000	1.09	170,700	2.03	318,600	14,374,000	1.43	662,800	8.50	3,929,000
0.8	2,797,000	1.39	124,900	2.69	241,500	8,970,000	1.88	543,000	11.19	3,226,800
1.0	1,759,000	1.68	95,100	3.43	194,200	5,953,000	2.38	456,500	14.47	2,768,600
	Measured + Indicated							Inferred
Au Cut-Off g/t	Tonnage tonnes	Au Grade g/t	Au Content Oz	Ag Grade g/t	Ag Content oz	Tonnage tonnes	Au Grade g/t	Au Content oz	Ag Grade g/t	Ag Content oz
0.1	116,390,000	0.45	1,672,600	2.72	10,176,700	30,123,000	0.41	397,300	2.29	2,216,100
0.2	79,366,000	0.59	1,509,800	3.32	8,478,700	20,861,000	0.53	355,800	2.86	1,920,400
0.4	37,953,000	0.92	1,119,200	4.82	5,880,300	8,105,000	0.90	235,700	5.34	1,390,400
0.6	19,256,000	1.35	833,500	6.86	4,247,600	3,382,000	1.50	162,700	10.19	1,108,100
0.8	11,767,000	1.77	667,800	9.17	3,468,300	1,899,000	2.14	130,500	16.39	1,000,400
1.0	7,712,000	2.22	551,500	11.95	2,962,900	1,319,000	2.69	114,000	22.57	957,000

*	mineral resources’ tonnage and metal content have been rounded to the nearest thousand and hundred, respectively

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14.3.12 Mineral Resource Comparison

The Ağı Dağı pre-feasibility mineral resource estimate was compared to the 2010 year-end mineral resources, which was the latest previously reported resources. Corresponding results for the two mineral resources are presented at a 0.2 g/t Au cut-off in Table 14-40. In both cases, the mineral resources are pit constrained and include only oxide and transition material. The 2012 pre-feasibility resource is contained within an optimized pit at $1,250/oz Au and $22.50/oz Ag metal prices, while the December 31, 2010 resource is contained within an optimized pit at $1,025/oz Au and $16.25/oz Ag metal prices. Considering the difference in metal prices and the additional drilling at Ağı Dağı, it can be seen that from this comparison, the metal content of the measured and indicated resource has increased by a factor of 1.10 for gold and 1.15 for silver. Similarly, the metal content of the inferred resource was increased by a factor of 1.34 for gold and 1.74 for silver.

Table 14-40 Mineral Resources* Comparison at a 0.2 g/t Gold Cut-Off – Ağı Dağı

		2012 Pre- Feasibility					December 31, 2010
Mineral Resources	Tonnage K tonnes	Au grade g/t	Ag grade g/t	Au content M oz	Ag content M oz	Tonnage K tonnes	Au grade g/t	Ag grade g/t	Au content M oz	Ag content M oz
Measured	20,376	0.53	1.17	0.344	0.767	-	-	-	-	-
Indicated	58,990	0.61	4.07	1.166	7.712	68,783	0.62	3.32	1.374	7.352
M+I	79,366	0.59	3.32	1.510	8.479	68,783	0.62	3.32	1.374	7.352
Inferred	20,861	0.53	2.86	0.356	1.920	16,576	0.50	2.07	0.266	1.102

*	mineral resources’ tonnage, grade, and metal content have been rounded

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15.	MINERAL RESERVE ESTIMATE

No mineral reserve is declared at this time for the Kirazli and Agi Dagi Projects based on the Alamos Gold’s corporate policy. A statement from corporate management to this effect is presented below.

While the Company expects to ultimately receive all permits and other regulatory approvals required in association with the projects, given the Company’s limited exposure to the permitting process and regulatory regimes for mining projects in Turkey, as well as the Company’s lack of an operating history in the jurisdiction, the Company has elected at this stage to classify these ounces as Resources for purposes of NI 43-101, rather than Reserves. The Company fully expects to convert the appropriate portion of the Resources to NI 43-101 compliant Reserves promptly following receipt of key operational permits for the projects.

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16.	MINING METHODS

The mining activity for the project is in two unique locations with Kirazlı located approximately 19 kilometers northwest of Ağı Dağı. Mining of the Kirazlı and Ağı Dağı (Baba and Deli pits) deposits will be done by open pit methods utilizing a traditional drill, blast, load and haul sequence to deliver ore to the primary crusher and the waste to waste dumps, for pit backfill and / or as Heap Leach Facility foundation fill.

IMC developed the mine plan and production schedule for the PFS and has estimated the mine equipment fleet requirements to mine and deliver the ore and waste tonnages to the appropriate locations. The owner owned and operated mining equipment fleet capital and operating costs have been calculated and are included in Appendix 10-1 to the PFS report. Alamos elected to use contract mining instead of owner-operated for the financial analysis in the PFS Report (Section 21.4). Alamos estimated the contract mining costs, based on preliminary cost estimates from Turkish contractors. IMC has briefly reviewed the estimates which bracket the IMC mining cost estimate and believes it is reasonable to incorporate contract mining in the PFS.

The Kirazli and Agi Dagi mine plans and production schedules are based on measured and indicated mineral resources within designed open pits. In this report section, the terms ‘ore’ and ‘waste’ are used to distinguish materials that will be delivered to the primary crusher for processing (ore) and material that does not have economic value based on the input assumptions used in this report (waste). The use of these terms does not imply that a mineral reserve has been defined within the context of the CIM definitions or NI 43-101.

16.1 Geotechnical Considerations

Call & Nicholas, Inc. provided slope angles for the Baba, Deli and Kirazlı Pits. The recommended slope angles and step out requirements were provided to IMC for the pre-feasibility pit designs. Slope angles range from 18 to 42 degrees (from horizontal) and the step outs required in some areas range from 25 m to 45 m. The step outs are needed for stability purposes in areas where the clay geotechnical material type is in the lower half of the pit slope. The basis for this work is presented in CNI’s report Prefeasibility Slope Angles and Fragmentation Distributions for the Baba, Deli, and Kirazlı Pits. The slope angles are based on a 1 in 100 year seismic event from Golder Associates 2010 seismic hazard report Seismic Hazard Analysis, Ağı Dağı and Kirazlı Prospect Sites, and Golder Associates phreatic interpretation (Hydrogeological Model of Ağı Dağı Gold Mine Project, 2012). Golder Associates has updated the seismic risk hazard which has been reduced after CNI completed the slope analysis; when the pit slope are reanalyzed during final designs using Golder’s 2012 updated seismic hazard study, then slope angles could be steepened by 1 to 3 degrees and/or the step-outs could be reduced.

After mining is complete and the bottom of the pits are filled to prevent a lake from forming, the exposed slopes for the Baba and Deli pits will require either additional backfill or barricading to prevent access. The Kirazlı pit has adequate factors of safety for a 1 in 475 year seismic event; therefore no additional work is necessary at closure.

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16.2 Dilution Modeling and Factors

The mine plan tonnage and grade are based on the resource model described in Section 14 and the production schedule is the sum of the resource within the mine plans presented in Section 15. At this time, no additional dilution factors or mining losses have been applied to the resource within the mine plan to develop the mine production schedule.

16.3 Open Pit Definition

The resources within pit designs are based on 5 m bench height to match the mineral resource model bench height. The resource tonnages included in this section are a sub-set of the mineral resource presented in Section 14. Table 16-1 is a summary of the resources within the mine plan for Kirazlı and Ağı Dağı and Figures 16-1 through 16-4 illustrate the final pit designs.

Table 16-1 Open Pit Mine Plan Mineral Resource

		Tonnage & Grade > + $0.10/t Net Value Cutoff
			Net Value	Gold	Silver	Recov Au	Recov Ag	Contained Oz.		Recoverable Oz.
Deposit	Class	ktonnes	$/t	g/t	g/t	g/t	g/t	Gold	Silver	Gold	Silver

Kirazli	Measured	738	37.62	1.30	15.86	1.08	4.41	30,763	376,395	25,545	104,594

Agi Dagi	Measured	17,518	12.00	0.52	1.16	0.42	0.26	290,957	651,119	238,778	147,958

Total	Measured	18,256	13.04	0.55	1.75	0.45	0.43	321,720	1,027,514	264,323	252,552

Kirazli	Indicated	24,861	18.98	0.73	11.63	0.59	3.63	583,248	9,295,713	468,604	2,901,857

Agi Dagi	Indicated	51,622	13.67	0.57	4.03	0.46	1.05	942,312	6,687,543	770,263	1,746,526

Total	Indicated	76,483	15.40	0.62	6.50	0.50	1.89	1,525,560	15,983,256	1,238,867	4,648,383

Kirazli	Sum M&I	25,599	19.52	0.75	11.75	0.60	3.65	614,011	9,672,108	494,149	3,006,451

Agi Dagi	Sum M&I	69,140	13.25	0.55	3.30	0.45	0.85	1,233,269	7,338,662	1,009,041	1,894,484

Total	Sum M&I	94,739	14.94	0.61	5.58	0.49	1.61	1,847,280	17,010,770	1,503,190	4,900,935

The open pits for Kirazlı and Ağı Dağı are based on the resource block models described in Section 14 (Mineral Resource) and floating cone geometries with the cone economics having these inputs:

•	The process costs and recoveries are based on data and information as summarized in Section 13 (Mineral Processing and Metallurgical Testing),

•	The pit slope recommendations are provided by Call & Nicholas, Inc. (CNI) and are summarized in Section 16.2 with the detail included in Section 9A of the PFS report,

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•	An estimate of the mine operating costs updated from an earlier PEA report on the project.

•	Gold price of $1150/oz and silver price of $22.50/oz.

•	Measured & indicated mineral resources that are oxide or transitional materials.

The process recoveries and cost parameters for Kirazlı are included in Table 16-2 and for Ağı Dağı in Table 16-3. The process and G&A costs presented in these tables are early estimates and may not match the final costs developed by the PFS. The process costs and recoveries vary by material type defined by oxidization and alteration types, and deposit. The result is a net value per tonne after recovery for gold and silver, process costs and deduction for dore’ charges are applied. The final net value result is determined on a block by block basis (in each of the resource models) based on gold and silver price inputs and the block model metal grades. During the course of the project, various recovery and cost alternatives were evaluated along with various metal prices. The final inputs for pit definition are shown on Tables 16-2 and 16-3. The private royalty for Ağı Dağı is included in the net value calculation, but no government royalties or taxes are included. The net value calculation is:

Net value = (gold grade x heap recovery x price + silver grade x heap recovery x price) –

(sum of process plus G&A costs)

•	Price = (metal price – dore charge) x % payable x (1-royalty)

•	Royalties: 2.0% NSR for Baba/Deli only

•	Dore’ charge includes transport, Insurance, refining:

•	Gold: $5.00/oz Au, payable at 99.5%

•	Silver: $0.70/oz Ag, payable at 90%

Mining costs are not included in the calculation of the net value. The mining cost used for the pit definition floating cone runs is $2.15/t of material as the base cost. A lift cost for material below the estimate of pit exit is added to the base cost of $0.02/t per bench below the pit exit. Pit exit elevations used are 830 for Ağı Dağı and 630 for Kirazlı.

The tabulation of resources and the mine production schedule is based on a net value cutoff of $0.10/t as a reflection of a small profit margin.

The geotechnical recommendations for pit slope angles are summarized below. The recommended inter-ramp (between haul roads within the pit walls) range

•	Kirazlı Pit 18 degrees to a maximum of 42 degrees

•	Deli Pit 21 degrees to a maximum and 42 degrees

•	Baba Pit 29 degrees to a maximum of 42 degrees

The resource within the mine plan is contained within open pits designed from floating cone geometries which were smoothed for irregular pit walls in the cone geometries and the addition of haulage ramps. The

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resource includes oxide and transition material types only and measured or indicated classifications in the resource model. Tonnage with gold grades less than 0.15 g/t has no gold or silver recovery applied to it and is considered waste for this NI 43-101 and therefore not part of the mineral resource. Sulphide material, whether it includes gold or silver grades or not is considered waste.

Table 16-2 Kirazlı – Inputs to Net Value Calculation

Gold Recovery by Alteration In Oxide & Transition Zones Based on Sulphur Grade (S)
	Gold Grade Range	4 - VSA	3 - SIL	2 – AAR	1 - ARG

Kirazli	> 0.60 g/t	86% - (2.35% x S)	89% - (2.35% x S)	89% - (2.35% x S)	89% - (2.35% x S)
	0.55 - 0.60	85% - (2.35% x S)	88% - (2.35% x S)	88% - (2.35% x S)	88% - (2.35% x S)
	0.45 - 0.55	84% - (2.35% x S)	87% - (2.35% x S)	87% - (2.35% x S)	87% - (2.35% x S)
	0.40 - 0.45	83% - (2.35% x S)	86% - (2.35% x S)	86% - (2.35% x S)	86% - (2.35% x S)
	0.35 - 0.40	81% - (2.35% x S)	84% - (2.35% x S)	84% - (2.35% x S)	84% - (2.35% x S)
	0.30 - 0.35	79% - (2.35% x S)	82% - (2.35% x S)	82% - (2.35% x S)	82% - (2.35% x S)
	0.25 - 0.30	77% - (2.35% x S)	80% - (2.35% x S)	80% - (2.35% x S)	80% - (2.35% x S)
	0.20 - 0.25	74% - (2.35% x S)	77% - (2.35% x S)	77% - (2.35% x S)	77% - (2.35% x S)
	0.15 - 0.20	68% - (2.35% x S)	71% - (2.35% x S)	71% - (2.35% x S)	71% - (2.35% x S)
	<= 0.15 g/t	0%	0%	0%	0%

	Silver Recovery	25%	35%	30%	30%
	If Au < 0.15 g/t	0%	0%	0%	0%
Operating Costs, US$/t		4 - VSA	3 - SIL	2 - AAR	1 - ARG
Kirazli	Process
	Oxide	$3.40	$4.14	$4.87	$4.87
	Transition	$4.57	$4.57	$4.57	$4.57

	G&A	$0.45	$0.45	$0.45	$0.45

	TOTALS, US$/t*
	Oxide	$3.85	$4.59	$5.32	$5.32
	Transition	$5.02	$5.02	$5.02	$5.02

Mining cost not included

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Table 16-3 Ağı Dağı – Inputs to Net Value Calculation

Gold Recovery by Alteration In Oxide & Transition Zones Based on Sulphur Grade (S)
	Gold Grade Range	4 - VSA	3 - SIL	2 - AAR	1 - ARG
Kirazli	> 0.60 g/t	86% - (2.35% x S)	89% - (2.35% x S)	89% - (2.35% x S)	89% - (2.35% x S)
	0.55 - 0.60	85% - (2.35% x S)	88% - (2.35% x S)	88% - (2.35% x S)	88% - (2.35% x S)
	0.45 - 0.55	84% - (2.35% x S)	87% - (2.35% x S)	87% - (2.35% x S)	87% - (2.35% x S)
	0.40 - 0.45	83% - (2.35% x S)	86% - (2.35% x S)	86% - (2.35% x S)	86% - (2.35% x S)
	0.35 - 0.40	81% - (2.35% x S)	84% - (2.35% x S)	84% - (2.35% x S)	84% - (2.35% x S)
	0.30 - 0.35	79% - (2.35% x S)	82% - (2.35% x S)	82% - (2.35% x S)	82% - (2.35% x S)
	0.25 - 0.30	77% - (2.35% x S)	80% - (2.35% x S)	80% - (2.35% x S)	80% - (2.35% x S)
	0.20 - 0.25	74% - (2.35% x S)	77% - (2.35% x S)	77% - (2.35% x S)	77% - (2.35% x S)
	0.15 - 0.20	68% - (2.35% x S)	71% - (2.35% x S)	71% - (2.35% x S)	71% - (2.35% x S)
	<= 0.15 g/t	0%	0%	0%	0%

	Silver Recovery	25%	35%	30%	30%
	If Au < 0.15 g/t	0%	0%	0%	0%
Operating Costs, US$/t		4 - VSA	3 - SIL	2 - AAR	1 - ARG
Kirazli	Process
	Oxide	$3.40	$4.14	$4.87	$4.87
	Transition	$4.57	$4.57	$4.57	$4.57

	G&A	$0.45	$0.45	$0.45	$0.45

	TOTALS, US$/t*
	Oxide	$3.85	$4.59	$5.32	$5.32
	Transition	$5.02	$5.02	$5.02	$5.02

Mining cost not included

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Figure 16-1 Kirazlı Final Pit

Kirazli Satellite Pit 2
Kirazli Satellite Pit 3
Kirazli Pit
Kirazli Satellite Pit 1
To WRD
Crusher
4,430,000 N
475,000 E
Kirazlı and Ağı Dağı Gold Project – June 2012
METERS
Scale to Fit
PFS Pit Designs
Kirazli Pit Region
Final Pits

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Figure 16-2 Ağı Dağı Area (Baba and Deli Final Pits)

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Figure 16-3 Deli Final Pit

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Figure 16-4 Baba Final Pit

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16.4 Mine Plan

The pit designs are based on 5 m bench height to match the mineral resource model bench height. The mine plan calls for the delivery of 15,000 tonnes per day (tpd) of ore to the crusher at Kirazlı and 30,000 tpd of ore to the crusher at Ağı Dağı. Ore production will commence at Kirazlı with Gold Pour estimated by 4th Qtr 2014 and Ağı Dağı with Gold Pour 4th Qtr 2016. There are two quarters of heap base liner placement between the pre-production mining period (when material is provided from the mine for the heap foundation construction) and the placement of ore on the liner. Mining activity after the pre-production periods will be about five years at Kirazlı and seven years at Ağı Dağı. A summary of the combined mine production schedules of Kirazlı and Ağı Dağı is shown on Table 16-4. Ore from stockpile will augment the pit production in the time periods when the crusher feed requirement is not met by the pit mining at Ağı Dağı. The mine production schedule shown on Table 16-4 is the sum of the measured and indicated mine plan resource given in Table 16-1.

Table 16-4 Kirazlı – Ağı Dağı Mine Production Schedule

		KIRAZLI						AGI DAGI
Year	Qtr	ORE Ktonne	Net Value $/t	au g/t	Ag g/t	WASTE Ktonne	TOTAL Ktonne	ORE Ktonne	Net Value $/t	au g/t	ag g/t	WASTE Ktonne	TOTAL Ktonne

2013		488	6.55	0.01	50.46	6,512	7,000	0				0	0
2014	1	0					0	135	8.37	0.38	1.48	865	1,000
	2	0					0	151	5.46	0.30	1.41	1,849	2,000
2014	3	412	10.29	0.23	37.80	4,776	5,188	108	5.04	0.29	0.39	2,892	3,000
	4	1,200	33.91	1.07	26.09	5,183	6,383	706	7.22	0.35	1.67	4,294	5,000
2015	1	1,313	39.31	1.27	26.22	4,389	5,702	1,361	8.54	0.39	2.28	3,639	5,000
	2	1,312	25.98	0.90	18.64	3,279	4,591	1,603	9.30	0.41	2.58	3,397	5,000
	3	1,312	21.55	0.79	9.73	2,540	3,852	748	8.09	0.39	0.77	2,252	3,000
	4	1,313	21.85	0.82	10.04	1,926	3,239	740	12.15	0.52	0.77	1,760	2,500
2016	1	1,313	21.28	0.82	12.02	1,583	2,896	0				0	0
	2	1,312	19.70	0.76	7.49	1,673	2,985	0				0	0
	3	1,312	17.70	0.71	8.38	1,438	2,750	1,837	12.52	0.52	3.08	3,163	5,000
	4	1,313	16.87	0.69	8.18	1,445	2,758	1,678	12.77	0.53	3.51	3,322	5,000
2017	1	1,313	17.60	0.70	9.79	1,430	2,743	1,992	16.11	0.65	0.75	3,008	5,000
	2	1,312	15.70	0.67	6.94	1,281	2,593	2,335	16.52	0.66	0.95	2,665	5,000
	3	1,312	17.23	0.70	9.00	1,806	3,118	2,496	14.49	0.59	0.83	2,504	5,000
	4	1,313	18.52	0.74	8.71	1,412	2,725	2,409	13.72	0.57	1.40	2,591	5,000
2018	1	1,313	19.02	0.76	9.18	1,341	2,654	2,587	13.38	0.56	1.29	2,413	5,000
	2	1,312	17.63	0.71	9.75	1,145	2,457	2,586	10.79	0.47	1.52	2,414	5,000
	3	1,312	15.49	0.66	7.79	1,064	2,376	2,325	9.37	0.43	2.29	2,675	5,000
	4	1,313	15.43	0.66	6.91	1,072	2,385	2,578	8.71	0.41	1.91	2,422	5,000
2019	1	1,313	12.46	0.59	3.76	873	2,186	2,625	9.12	0.42	1.96	2,354	4,979
	2	851	12.84	0.61	2.78	531	1,382	2,625	9.67	0.44	1.09	1,447	4,072
	3	336	9.17	0.50	1.55	181	517	2,625	11.85	0.51	1.34	1,513	4,138
	4							2,625	11.11	0.48	1.85	1,987	4,612

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		KIRAZLI						AGI DAGI
Year	Qtr	ORE Ktonne	Net Value $/t	au g/t	Ag g/t	WASTE Ktonne	TOTAL Ktonne	ORE Ktonne	Net Value $/t	au g/t	ag g/t	WASTE Ktonne	TOTAL Ktonne
2020	1							2,625	10.74	0.47	2.21	2,489	5,114
	2							2,625	9.44	0.43	2.34	2,514	5,139
	3							2,625	8.38	0.39	2.54	2,697	5,322
	4							2,625	8.16	0.39	2.75	2,658	5,283
2021	1							2,625	9.34	0.42	3.00	2,456	5,081
	2							2,625	16.11	0.63	4.36	2,402	5,027
	3							2,625	23.38	0.86	6.15	2,087	4,712
	4							2,625	24.90	0.89	8.45	1,813	4,438
2022	1							2,625	21.10	0.78	7.93	1,557	4,182
	2							2,100	14.82	0.60	6.48	1,096	3,196
	3							1,752	13.77	0.58	5.94	961	2,713
	4							1,726	14.64	0.65	6.32	1,072	2,798
2023	1							835	23.98	1.06	13.76	690	1,525
	2							225	91.20	3.78	55.91	236	461
	3
	4
		25,600	19.52	0.74	11.75	46,880	72,480	69,138	13.25	0.55	3.30	80,154	149,292

16.4.1 Final Pit and Phase Designs

The final pit geometries and internal phases are based on floating cone geometries which were run on the pit definition parameters presented earlier. The final floating cones incorporated the pit slope angle sectors noted earlier as part of the input to the cone runs, versus early cone runs which used single, overall slope angles as input to the cone run. The floating cone geometries require the smoothing of pit walls and the inclusion of haulage ramps to access the lower benches. The haul ramps and exterior haul roads are designed at a maximum percent of grade of 10% and a design width of 26 m (3.5 times the truck width (6.49 m for a Cat 777) plus 3.25 m allowance for berms and ditches).

The final designs include the Kirazlı main pit (which is split into 2 mining phases) plus three small satellite pits, one pit at Deli and one pit plus a small satellite pit at Baba. Table 16-5 is a summary of the tonnages within the final pit designs and the sum of the mining phase designs.

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Table 16-5 Final Pit Design Tonnages

	Ore Tonnage & Grade >= 0.10/t Net Value Cutoff
Mine Phase	Ktonnes	Net Value $/t	Gold, g/t	Silver, g/t	Rec Au, g/t	Rec Ag, g/t	Waste Ktonnes	Total Ktonnes
Kirazlı:
Phase 1	16,359	17.69	.69	9.82	.56	3.05	28,239	44,598
Phase 2	8,806	23.01	.84	15.85	.67	4.94	17,744	26,550
Satellite 1	116	17.32	.71	.99	.61	.30	322	438
Satellite 2	58	28.77	1.09	.82	.93	.25	93	151
Satellite 3	261	15.34	.64	1.94	.55	.58	482	743
Total	25,600	19.52	.74	11.75	.60	3.66	46,880	72,480

Ağı Dağı
Baba Pit	32,490	11.83	.51	.79	.42	.16	33,093	65,583
Baba Sat.	218	7.75	.37	.07	.31	.01	336	554
Deli Pit	36,430	14.56	.59	5.55	.48	1.48	46,725	83,155
Total	69,138	13.26	.55	3.30	.45	.86	80,154	149,292

16.4.2 Mine Production Schedule – General Approach

Mine production schedules were developed for Kirazlı and the combined Baba plus Deli tonnages. Production schedules have been completed at various times through the PFS to evaluate ore tonnage rates and pit sizes. Early in the project, these production schedules were done using the tonnage tabulations from early cone geometries while the geotechnical aspects of the project were being evaluated. Once the final pit and phase designs were completed, a final production schedule was developed. The mine schedules are based on the ore rate delivered to the primary crusher, the waste material types and the use of the early waste material mined from the pits being used as engineered fill for the heap leach foundation construction.

The ore tonnage rate is 30,000 tpd (10,500 kt/yr) for Ağı Dağı (combined Baba and Deli production schedule). At this ore tonnage rate, both pits need to be mined at various times throughout the mine life in order to assure continuous ore delivery to the primary crusher, relatively smooth total material mining rate and minimum fluctuations in gold head grade. Trial schedules were developed to evaluate the best combination for mining the two pits. Kirazlı has one main pit and three small satellite pits; thus it is limited in alternatives to a mine schedule for delivering 15,000 tpd (5,250 kt/yr) to the primary crusher.

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The mine waste tonnage at Kirazlı and Ağı Dağı provide material for the construction of the heap leach facilities foundations. The criteria for the selection of this material is that it cannot be clay material as defined by the classification criteria noted in section 9.1.1 of the PFS. The mine schedule for Kirazlı includes more than the required waste tonnage during pre-production because the pit needs to be mined sufficiently to expose ore for crusher start up. The Ağı Dağı HLF requires significantly more waste tonnage and two years of construction; thus more ore will be stockpiled at Ağı Dağı than Kirazlı during the pre-production period. The Ağı Dağı ore mined during the two year construction period will be stockpiled and delivered to the crusher at various times through the subsequent seven years of operation.

Waste tonnage that is not used for the HLF construction at Ağı Dağı during the pre-production period will be delivered to the north waste rock dump located north of the Deli pit. Waste is delivered to this location from both the Baba and Deli pits throughout the period of operation. Portions of the waste tonnage is classified as potential acid generating (PAG) based on a sulphur grade assigned in the resource block model of greater than 0.30% sulphur. The PAG waste rock will be encapsulated within non-acid generating (NAG) rock in the dump as discussed is Section 9.2 of the PFS (waste rock dump design). The open pits are to be partially backfilled with waste rock once mining in the various pits has been completed. The Baba pit and its small satellite pits will be finished before the Deli pit, thus waste from mining in Deli will be hauled to the Baba pits for backfill. The backfilling of the Deli pit will be accomplished with waste removed from the north dump.

The same approach for waste handling will be utilized at Kirazlı. During the construction of the HLF foundation, suitable construction material will be delivered from the pit with the remaining waste material delivered to the waste dump. The ore mined during this period will be stockpiled. At the end of mining, pit backfill material will be moved from the waste dump for partial pit backfill.

16.4.3 Final Mine Schedule

The mine production schedule selected for the project is summarized in Table 16-4 for Kirazlı and Ağı Dağı. The required waste for HLF construction will be delivered to the foundation locations, the remaining waste goes to the waste dumps and the ore that is mined during each pre-production period will be stockpiled for re-handle to the primary crusher during heap stacking. The ore mined during pre-production and stockpiled is 488 kt at Kirazlı and 5,552 kt at Ağı Dağı. The stockpiled ore at Kirazlı is re-handled during the first quarter of operation, and throughout the production schedule at Ağı Dağı to augment ore tonnage from the pit.

Mining will begin at Kirazlı during the third quarter of 2013 with road construction, overburden and tree removal and preparation for mining activity. By the end of 2013, the heap foundation will be constructed and liner will be placed during the first two quarters of 2014. Ore delivery to the primary crusher will begin in Kirazlı during the third quarter of 2014 with ore delivery continuing through the third quarter of 2019.

Mining activity will begin at Ağı Dağı during the first quarter of 2014 and the delivery of waste for the construction of the HLF base will continue through the end of 2015. During this two year period, 5,552 kt of ore will be stockpiled. The stockpiled ore will be re-handled to the primary crusher to augment the ore

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tonnage from the pits and this schedule is shown on Table 16-6. The use of the stockpiled ore allows the total material rate to remain constant at 5 million tonnes per quarter during the overlap period with Kirazlı mining. After mining is completed at Kirazlı, the mining rate at Ağı Dağı slightly exceeds the 5 million tonnes mark, but there will be additional equipment available from Kirazlı if needed.

The HLF liner will be placed during the first two quarters of 2016 with ore delivered to the primary crusher at the start of the third quarter 2016. Mining at Ağı Dağı is in the Baba and Deli pits which will be mined at different rates depending on ore exposure and gold grades. The ore and waste tonnage by pit for the mine schedule is shown in Table 16-7. The ore delivery to the primary crusher by ore types is summarized in Table 16-8.

The waste tonnages delivered to the dump locations and for pit backfill are shown in Table 16-9. The pit backfill schedule is shown on Table 16-10. Figures 16-5 through 16-7 show the pits with backfill after mining has been completed.

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Table 16-6 Ağı Dağı – Ore Re-handle from Pre-Production Stockpile

			Pit Mining						To Stockpile
Period	Year	Qtr	ORE Ktonne	Net Value $/t	Gold g/t	Silver g/t	rec Au g/t	rec Ag g/t	ORE Ktonne	Net Value $/t	Gold g/t	Silver g/t	rec Au g/t	rec Ag g/t
1	2014	1	135	8.37	0.38	1.48	0.31	0.37	135	8.37	0.38	1.48	0.31	0.37
2	waste to	2	151	5.46	0.30	1.41	0.23	0.35	151	5.46	0.30	1.41	0.23	0.35
3	NHLP	3	108	5.04	0.29	0.39	0.24	0.08	108	5.04	0.29	0.39	0.24	0.08
4		4	706	7.22	0.35	1.67	0.29	0.45	706	7.22	0.35	1.67	0.29	0.45
5	2015	1	1,361	8.54	0.39	2.28	0.32	0.58	1,361	8.54	0.39	2.28	0.32	0.58
6	waste to	2	1,603	9.30	0.41	2.58	0.34	0.67	1,603	9.30	0.41	2.58	0.34	0.67
7	NHLP	3	748	8.09	0.39	0.77	0.31	0.17	748	8.09	0.39	0.77	0.31	0.17
8		4	740	12.15	0.52	0.77	0.42	0.16	740	12.15	0.52	0.77	0.42	0.16
9	2016	1
10	liner	2
11	ore placement	3	1,837	12.52	0.52	3.08	0.43	0.82
12		4	1,678	12.77	0.53	3.51	0.43	0.98
13	2017	1	1,992	16.11	0.65	0.75	0.53	0.15
14		2	2,335	16.52	0.66	0.95	0.55	0.19
15		3	2,496	14.49	0.59	0.83	0.49	0.17
16		4	2,409	13.72	0.57	1.40	0.47	0.35
17	2018	1	2,587	13.38	0.56	1.29	0.46	0.32
18		2	2,586	10.79	0.47	1.52	0.39	0.39
19		3	2,325	9.37	0.43	2.29	0.34	0.62
20		4	2,578	8.71	0.41	1.91	0.33	0.50
21	2019	1	2,625	9.12	0.42	1.96	0.34	0.51
22		2	2,625	9.67	0.44	1.09	0.36	0.24
23		3	2,625	11.85	0.51	1.34	0.42	0.30
24		4	2,625	11.11	0.48	1.85	0.40	0.44
25	2020	1	2,625	10.74	0.47	2.21	0.38	0.55
26		2	2,625	9.44	0.43	2.34	0.35	0.60
27		3	2,625	8.38	0.39	2.54	0.32	0.66
28		4	2,625	8.16	0.39	2.75	0.31	0.71
29	2021	1	2,625	9.34	0.42	3.00	0.35	0.77

			From Stockpile						To Heap
Period	Year	Qtr	ORE Ktonne	Net Value $/t	Gold g/t	Silver g/t	rec Au g/t	rec Ag g/t	ORE Ktonne	Net Value $/t	Gold g/t	Silver g/t	rec Au g/t	rec Ag g/t
1	2014	1
2	waste to	2
3	NHLP	3
4		4
5	2015	1
6	waste to	2
7	NHLP	3
8		4
9	2016	1
10	liner	2
11	ore placement	3	788	8.86	0.40	1.80	0.33	0.46	2,625	11.42	0.48	2.70	0.40	0.71
12		4	947	8.86	0.40	1.80	0.33	0.46	2,625	11.36	0.48	2.89	0.39	0.79
13	2017	1	633	8.86	0.40	1.80	0.33	0.46	2,625	14.36	0.59	1.00	0.48	0.22
14		2	290	8.86	0.40	1.80	0.33	0.46	2,625	15.67	0.63	1.04	0.53	0.22
15		3	129	8.86	0.40	1.80	0.33	0.46	2,625	14.21	0.58	0.88	0.48	0.18
16		4	216	8.86	0.40	1.80	0.33	0.46	2,625	13.32	0.56	1.43	0.46	0.36
17	2018	1	38	8.86	0.40	1.80	0.33	0.46	2,625	13.31	0.56	1.30	0.46	0.32
18		2	39	8.86	0.40	1.80	0.33	0.46	2,625	10.76	0.47	1.52	0.39	0.39
19		3	300	8.86	0.40	1.80	0.33	0.46	2,625	9.31	0.43	2.23	0.34	0.60
20		4	47	8.86	0.40	1.80	0.33	0.46	2,625	8.71	0.41	1.91	0.33	0.50
21	2019	1							2,625	9.12	0.42	1.96	0.34	0.51
22		2							2,625	9.67	0.44	1.09	0.36	0.24
23		3							2,625	11.85	0.51	1.34	0.42	0.30
24		4							2,625	11.11	0.48	1.85	0.40	0.44
25	2020	1							2,625	10.74	0.47	2.21	0.38	0.55
26		2							2,625	9.44	0.43	2.34	0.35	0.60
27		3							2,625	8.38	0.39	2.54	0.32	0.66
28		4							2,625	8.16	0.39	2.75	0.31	0.71
29	2021	1							2,625	9.34	0.42	3.00	0.35	0.77

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			Pit Mining						To Stockpile						From Stockpile						To Heap
Period	Year	Qtr	ORE Ktonne	Net Value $/t	Gold g/t	Silver g/t	rec Au g/t	rec Ag g/t	ORE Ktonne	Net Value $/t	Gold g/t	Silver g/t	rec Au g/t	rec Ag g/t	ORE Ktonne	Net Value $/t	Gold g/t	Silver g/t	rec Au g/t	rec Ag g/t	ORE Ktonne	Net Value $/t	Gold g/t	Silver g/t	rec Au g/t	rec Ag g/t
30		2	2,625	16.11	0.63	4.36	0.53	1.17													2,625	16.11	0.63	4.36	0.53	1.17
31		3	2,625	23.38	0.86	6.15	0.72	1.73													2,625	23.38	0.86	6.15	0.72	1.73
32		4	2,625	24.90	0.89	8.45	0.75	2.50													2,625	24.90	0.89	8.45	0.75	2.50
33	2022	1	2,625	21.10	0.78	7.93	0.65	2.26													2,625	21.10	0.78	7.93	0.65	2.26
34		2	2,100	14.82	0.60	6.48	0.49	1.71							525	8.86	0.40	1.80	0.33	0.46	2,625	13.63	0.56	5.54	0.46	1.46
35		3	1,752	13.77	0.58	5.94	0.46	1.50							873	8.86	0.40	1.80	0.33	0.46	2,625	12.14	0.52	4.56	0.42	1.15
36		4	1,726	14.64	0.65	6.32	0.49	1.57							727	8.86	0.40	1.80	0.33	0.46	2,453	12.93	0.58	4.98	0.44	1.24
37	2023	1	835	23.98	1.06	13.76	0.73	3.04													835	23.98	1.06	13.76	0.73	3.04
38		2	225	91.20	3.78	55.91	2.48	11.58													225	91.20	3.78	55.91	2.48	11.58
39		3
40		4
			69,138	13.25	0.55	3.30	0.45	0.85	5,552	8.86	0.40	1.80	0.33	0.46	5,552	8.86	0.40	1.80	0.33	0.46	69,138	13.25	0.55	3.30	0.45	0.85

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Table 16-7 Ağı Dağı Mine Schedule – Baba & Deli Pits Production

			BABA - Pit Mining									DELI - Pit Mining
			Ore Tonnage and Grades from Pit									Ore Tonnage and Grades from Pit
Period	Year	Qtr	ORE Ktonne	Net Value $/t	Gold g/t	Silver g/t	Rec Au g/t	Rec Ag g/t	Sulfur%	Waste tonnes	Total tonnes	Ore tonnes	Net Value g/t	Gold g/t	Silver g/t	Rec Au %	Rec Ag %	Sulfur %	Waste Ktonnes	Total Ktonnes
1	2014	1	135	8.37	0.38	1.48	0.31	0.36	0.05	386	521	0							479	479
2	waste to	2	151	5.46	0.30	1.41	0.23	0.35	0.05	848	999	0							1,001	1,001
3	NHLP	3	84	5.89	0.31	0.20	0.26	0.04	0.77	1,550	1,634	25	2.11	0.21	1.05	0.15	0.31	0.07	1,341	1,366
4		4	340	5.74	0.31	0.34	0.25	0.08	0.33	2,316	2,656	366	8.59	0.39	2.90	0.32	0.78	0.25	1,978	2,344
5	2015	1	573	4.40	0.27	0.64	0.21	0.15	0.10	1,981	2,554	787	11.56	0.48	3.48	0.40	0.89	0.38	1,659	2,446
6	waste to	2	621	4.35	0.27	0.61	0.20	0.14	0.09	1,904	2,525	982	12.43	0.51	3.84	0.42	1.00	0.37	1,493	2,475
7	NHLP	3	749	8.09	0.38	0.77	0.31	0.16	0.13	2,251	3,000	0								0
8		4	740	12.15	0.52	0.76	0.42	0.16	0.18	1,760	2,500	0								0
9	2016	1
10	liner	2
11		3	535	14.38	0.59	0.70	0.48	0.15	0.19	1,115	1,650	1,303	11.74	0.48	4.06	0.40	1.10	0.31	2,047	3,350
12	0	4	404	15.49	0.63	0.66	0.51	0.14	0.19	823	1,227	1,274	11.90	0.49	4.41	0.41	1.25	0.24	2,499	3,773
13	2017	1	1,991	16.11	0.65	0.75	0.53	0.15	0.23	3,009	5,000	0								0
14	0	2	2,336	16.52	0.66	0.95	0.55	0.19	0.31	2,664	5,000	0								0
15	0	3	2,497	14.49	0.59	0.83	0.49	0.17	0.35	2,503	5,000	0								0
16	0	4	1,976	14.19	0.58	0.72	0.48	0.14	0.33	1,680	3,656	432	11.52	0.49	4.50	0.40	1.28	0.24	912	1,344
17	2018	1	2,168	13.76	0.57	0.67	0.47	0.13	0.33	1,519	3,687	419	11.40	0.49	4.50	0.39	1.28	0.24	894	1,313
18	0	2	1,998	10.91	0.48	0.66	0.39	0.13	0.34	1,152	3,150	586	10.40	0.46	4.45	0.37	1.26	0.26	1,264	1,850
19	0	3	1,293	9.28	0.43	0.65	0.35	0.13	0.34	522	1,815	1,033	9.46	0.43	4.35	0.34	1.22	0.23	2,152	3,185
20	0	4	1,622	8.85	0.41	0.66	0.33	0.13	0.36	639	2,261	957	8.48	0.40	4.02	0.31	1.13	0.20	1,782	2,739
21	2019	1	1,552	9.59	0.44	0.69	0.36	0.13	0.38	576	2,128	1,074	8.44	0.39	3.80	0.31	1.06	0.20	1,777	2,851
22	0	2	2,303	9.77	0.45	0.73	0.36	0.14	0.40	964	3,267	322	8.96	0.41	3.65	0.33	0.99	0.22	482	804
23	0	3	2,169	12.46	0.53	0.85	0.44	0.15	0.49	831	3,000	456	8.97	0.41	3.65	0.33	0.99	0.22	682	1,138
24	0	4	1,749	12.32	0.52	1.00	0.43	0.18	0.44	684	2,433	875	8.71	0.40	3.56	0.32	0.97	0.22	1,305	2,180

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			BABA - Pit Mining									DELI - Pit Mining
			Ore Tonnage and Grades from Pit									Ore Tonnage and Grades from Pit
Period	Year	Qtr	ORE Ktonne	Net Value $/t	Gold g/t	Silver g/t	Rec Au g/t	Rec Ag g/t	Sulfur%	Waste tonnes	Total tonnes	Ore tonnes	Net Value g/t	Gold g/t	Silver g/t	Rec Au %	Rec Ag %	Sulfur %	Waste Ktonnes	Total Ktonnes
25	2020	1	1,349	13.02	0.55	1.03	0.45	0.20	0.45	621	1,970	1,275	8.34	0.39	3.45	0.31	0.94	0.22	1,869	3,144
26	0	2	1,170	11.24	0.49	1.01	0.41	0.19	0.54	442	1,612	1,456	7.99	0.37	3.41	0.30	0.93	0.23	2,071	3,527
27	0	3	914	8.88	0.42	0.94	0.34	0.17	0.78	303	1,217	1,710	8.12	0.38	3.39	0.31	0.92	0.21	2,395	4,105
28	0	4	665	8.30	0.41	0.85	0.33	0.15	1.24	210	875	1,960	8.12	0.38	3.40	0.31	0.90	0.24	2,448	4,408
29	2021	1	460	7.39	0.38	0.72	0.30	0.13	1.52	119	579	2,166	9.76	0.43	3.49	0.35	0.90	0.27	2,335	4,501
30	0	2	167	5.08	0.30	0.48	0.23	0.09	1.76	53	220	2,457	16.85	0.65	4.62	0.55	1.24	0.32	2,350	4,807
31	0	3	0									2,624	23.39	0.85	6.15	0.72	1.73	0.37	2,088	4,712
32	0	4	0									2,626	24.89	0.89	8.45	0.75	2.49	0.47	1,812	4,438
33	2022	1	0									2,625	21.10	0.79	7.93	0.65	2.26	0.57	1,557	4,182
34	0	2	0									2,100	14.84	0.60	6.48	0.49	1.71	0.69	1,096	3,196
35	0	3	0									1,751	13.75	0.58	5.93	0.46	1.49	0.86	962	2,713
36	0	4	0									1,726	14.64	0.65	6.39	0.49	1.57	0.98	1,072	2,798
37	2023	1	0									835	24.01	1.06	13.77	0.73	3.04	1.02	690	1,525
38	0	2	0									226	91.12	3.77	55.86	2.47	11.57	1.98	235	461
39	0	3	0									0
40	0	4	0									0
0	0	0	32,711	11.80	0.51	0.79	0.42	0.15	0.40	33,425	66,136	36,428	14.56	0.59	5.55	0.48	1.48	0.42	46,727	83,155

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Table 16-8 Kirazlı and Ağı Dağı – Ore Tonnage by Material Type

KIRAZLI

			Oxide Ore - Advanced
			Total Ore				Total OXIDE Ore				Oxide Ore - Argillic				Argillic
Period	Year	Qtr	ORE ktonne	Net Value $/t	Gold g/t	Silver g/t	ORE ktonne	Net Value $/t	Gold g/t	Silver g/t	ORE ktonne	Net Value $/t	Gold g/t	Silver g/t	ORE ktonne	Net Value $/t	Gold g/t	Silver g/t

Pre- prod	2013		488	6.55	0.01	50.46	488	6.55	0.01	50.46
1	2014	3	412	10.29	0.23	37.80	412	10.75	0.23	37.80					18	2.99	0.28	0.53
2		4	1,200	33.91	1.07	26.09	1,200	33.93	1.07	26.10	16	7.06	0.40	0.07	130	6.89	0.40	0.30
3	2015	1	1,313	39.31	1.27	26.22	1,313	39.29	1.27	26.22	22	9.86	0.48	0.06	179	6.07	0.33	8.90
4		2	1,312	25.98	0.90	18.64	1,311	25.99	0.90	18.65	11	12.04	0.55	0.08	383	5.79	0.33	7.72
5		3	1,312	21.55	0.79	9.73	1,312	21.55	0.79	9.73	17	3.44	0.29	3.82	454	6.34	0.37	3.60
6		4	1,313	21.85	0.82	10.04	1,313	21.86	0.82	10.04	47	3.63	0.30	4.69	535	6.86	0.38	5.24
7	2016	1	1,313	21.28	0.82	12.02	1,313	21.27	0.82	12.02	9	6.76	0.35	11.55	624	7.67	0.41	6.84
8		2	1,312	19.70	0.76	7.49	1,312	19.71	0.76	7.49	68	7.01	0.37	9.83	704	8.92	0.45	3.42
9		3	1,312	17.70	0.71	8.38	1,311	17.71	0.71	8.38	30	7.58	0.40	7.23	736	8.86	0.45	4.28
10		4	1,313	16.87	0.69	8.18	1,313	16.87	0.69	8.17	21	6.68	0.40	3.50	765	8.14	0.43	4.11
11	2017	1	1,313	17.60	0.70	9.79	1,313	17.61	0.70	9.80	7	4.81	0.35	2.88	853	8.45	0.44	3.84
12		2	1,312	15.70	0.67	6.94	1,312	15.69	0.66	6.94	40	3.46	0.29	3.12	675	7.30	0.41	4.11
13		3	1,312	17.23	0.70	9.00	1,312	17.22	0.70	9.01	63	4.75	0.32	2.96	578	7.71	0.44	2.32
14		4	1,313	18.52	0.74	8.71	1,313	18.52	0.74	8.71	24	5.85	0.36	2.96	837	9.23	0.47	3.43
15	2018	1	1,313	19.02	0.76	9.18	1,313	19.02	0.76	9.18	6	14.44	0.64	3.20	804	7.82	0.43	3.11
16		2	1,312	17.63	0.71	9.75	1,312	17.61	0.71	9.75	2	30.55	1.23	3.37	780	7.45	0.43	3.03
17		3	1,312	15.49	0.66	7.79	1,313	15.50	0.66	7.80	0				847	7.34	0.43	3.09
18		4	1,313	15.43	0.66	6.91	1,313	15.43	0.66	6.91	1	20.22	0.73	9.68	882	7.45	0.43	3.18
19	2019	1	1,313	12.46	0.59	3.76	1,312	12.45	0.59	3.76	42	7.86	0.43	1.45	962	8.11	0.45	2.84
20		2	851	12.84	0.61	2.78	851	12.86	0.61	2.78	91	5.99	0.38	0.37	653	9.25	0.50	2.15
21		3	336	9.17	0.50	1.55	187	9.83	0.52	1.85	74	7.94	0.46	0.35	98	8.56	0.49	2.21
			25,600	19.52	0.74	11.75	25,449	19.59	0.75	11.82	591	6.50	0.38	3.23	12,497	7.88	0.43	3.75

			Oxide Ore - Advanced
			Oxide Ore - Silica				Oxide Ore - Kirazli HG				Transition Ore
Period	Year	Qtr	ORE ktonne	Net Value $/t	Gold g/t	Silver g/t	ORE ktonne	Net Value $/t	Gold g/t	Silver g/t	ORE ktonne	Net Value $/t	Gold g/t	Silver g/t

Pre- prod	2013		488	6.55	0.01	50.46
1	2014	3	379	7.90	0.13	38.98	15	92.09	2.79	52.60
2		4	807	11.12	0.34	24.79	247	124.45	3.87	45.65
3	2015	1	704	8.87	0.28	25.17	408	107.93	3.42	37.04
4		2	553	8.93	0.29	24.34	364	73.59	2.43	22.05
5		3	464	8.89	0.33	15.93	377	56.28	1.88	9.74
6		4	350	7.95	0.33	13.05	381	57.95	1.95	14.68
7	2016	1	359	8.79	0.38	12.88	321	62.07	2.14	21.16
8		2	178	7.78	0.36	7.75	362	48.95	1.64	14.84
9		3	272	9.88	0.43	8.71	273	50.46	1.71	19.23
10		4	291	9.63	0.44	6.86	236	55.02	1.85	23.38
11	2017	1	213	7.00	0.37	4.57	240	59.95	1.95	35.80
12		2	433	10.63	0.45	9.32	164	66.55	2.37	13.24
13		3	540	13.44	0.47	17.71	131	80.77	2.96	5.53
14		4	270	13.15	0.48	14.30	182	70.91	2.43	25.48
15	2018	1	300	14.90	0.50	19.24	203	69.61	2.45	18.53
16		2	337	15.79	0.51	22.44	193	61.74	2.21	14.85
17		3	286	16.87	0.56	21.98	180	51.70	1.91	7.40
18		4	217	20.47	0.64	25.69	213	43.30	1.64	3.24
19	2019	1	160	13.63	0.53	11.33	148	40.68	1.57	2.24
20		2	39	10.71	0.50	5.44	68	57.92	2.09	10.59
21		3	10	12.31	0.55	5.02	5	57.64	2.12	10.76	149	8.36	0.46	1.17
			7,650	10.71	0.36	20.73	4,711	66.71	2.25	19.80	149	8.36	0.46	1.17

July 31, 2012	Page 261

Kirazlı and Ağı Dağı Gold Project NI 43-101

AĞI DAĞI

Total Ore Total Oxide Oxide - Argillic Oxide - Advanced Argillic Oxide - Silica Oxide - Viggy Silica Overburden - All Transition - All

Period Year Qtr ORE ktonne Net Value $/t Au g/t Ag g/t ORE ktonne Net Value $/t Au g/t Ag g/t ORE ktonne Net Value $/t Au g/t Ag g/t ORE ktonne Net Value $/t Au g/t Ag g/t ORE ktonne Net Value $/t Au g/t Ag g/t ORE ktonne Net Value $/t Au g/t Ag g/t ORE ktonne Net Value $/t Au g/t Ag g/t ORE ktonne Net Value $/t Au g/t Ag g/t

1 2014 1 135 8.37 0.38 1.48 128 8.34 0.38 1.50 128 8.34 0.38 1.50 7 8.98 0.31 1.08

2 waste to 2 151 5.46 0.30 1.41 151 5.46 0.30 1.41 151 5.46 0.30 1.41

3 NHLP 3 84 5.89 0.31 0.20 84 5.89 0.31 0.20 81 6.06 0.32 0.17 3 1.30 0.17 0.91

4 contractor 4 340 5.74 0.31 0.34 340 5.74 0.31 0.34 138 8.74 0.40 0.01 172 3.16 0.23 0.58 30 6.69 0.34 0.51

5 2015 1 573 4.40 0.27 0.64 573 4.40 0.27 0.64 447 3.82 0.25 0.66 126 6.45 0.33 0.58

6 waste to 2 621 4.35 0.27 0.61 618 4.32 0.27 0.61 462 3.99 0.26 0.60 156 5.28 0.30 0.63 3 11.76 0.40 0.18

7 NHLP 3 749 8.09 0.38 0.77 743 8.06 0.38 0.77 3 1.90 0.20 0.52 466 5.79 0.31 0.42 274 12.00 0.51 1.37 6 11.29 0.41 0.34

8 contractor 4 740 12.15 0.52 0.76 734 12.12 0.52 0.77 17 2.22 0.21 0.57 394 9.21 0.42 0.41 323 16.19 0.651.21 6 16.42 0.55 0.55

9 2016 1

10 liner 2

11 ore placement 3 535 14.38 0.59 0.70 532 14.36 0.59 0.70 24 2.85 0.23 0.67 272 8.76 0.41 0.44 236 21.98 0.84 1.01 3 19.13 0.62 0.44

12 4 404 15.49 0.63 0.66 401 15.47 0.63 0.66 24 2.88 0.23 0.72 194 7.90 0.38 0.47 183 25.15 0.95 0.86 3 17.97 0.58 0.49

13

2017

1

1,991

16.11

0.65

0.75

1,987

16.13

0.65

0.75

39

6.13

0.32

0.83

235

5.42

0.30

1.34

904

7.91

0.38

0.54

809

28.92

1.07

0.82

3

6.08

0.20

0.58

1

1.50

0.32

0.87

14

2

2,336

16.52

0.66

0.95

2,312

16.65

0.67

0.95

35

6.77

0.34

0.84

484

10.93

0.47

1.03

940

9.39

0.43

0.52

853

28.30

1.05

1.38

2

7.52

0.30

0.69

22

3.37

0.40

0.92

15

3

2,497

14.49

0.59

0.83

2,457

14.65

0.59

0.82

35

3.44

0.24

0.71

611

14.41

0.58

0.70

880

11.12

0.48

0.57

931

18.56

0.72

1.15

2

9.36

0.39

0.87

38

4.62

0.46

1.01

16

4

1,976

14.19

0.58

0.72

1,931

14.44

0.59

0.71

15

3.64

0.25

0.88

547

14.47

0.58

0.61

626

12.61

0.53

0.69

743

16.19

0.65

0.80

0

45

3.14

0.40

1.09

17

2018

1

2,168

13.76

0.57

0.67

2,135

13.93

0.57

0.66

4

3.62

0.24

0.93

596

13.87

0.57

0.68

728

11.82

0.50

0.64

807

15.93

0.64

0.67

0

33

2.99

0.39

0.97

18

2

1,998

10.91

0.48

0.66

1,971

11.02

0.48

0.66

3

3.00

0.23

0.96

594

9.47

0.43

0.64

612

11.21

0.48

0.63

762

12.12

0.52

0.69

2

6.58

0.23

0.47

25

2.33

0.36

0.90

19

3

1,293

9.28

0.43

0.65

1,261

9.42

0.43

0.63

376

7.34

0.36

0.60

370

9.15

0.42

0.62

515

11.14

0.48

0.67

2

7.23

0.25

0.45

30

3.24

0.39

1.16

20

4

1,622

8.85

0.41

0.66

1,551

9.01

0.41

0.62

510

5.54

0.30

0.59

405

8.92

0.41

0.59

636

11.84

0.50

0.67

4

6.09

0.25

0.41

67

5.41

0.49

1.62

21

2019

1

1,552

9.59

0.44

0.69

1,482

9.69

0.44

0.65

518

5.77

0.31

0.61

352

7.65

0.37

0.49

612

14.19

0.58

0.78

4

13.02

0.44

0.25

66

6.98

0.56

1.68

22

2

2,303

9.77

0.45

0.73

2,201

9.83

0.44

0.71

809

8.09

0.38

0.66

391

7.23

0.36

0.48

1,001

12.26

0.52

0.83

6

11.65

0.39

0.57

96

8.22

0.62

1.26

23

3

2,169

12.46

0.53

0.85

2,100

12.72

0.53

0.84

928

11.27

0.48

0.91

199

9.21

0.42

0.28

973

14.82

0.60

0.89

2

10.53

0.34

0.45

67

4.50

0.45

1.11

24

4

1,749

12.32

0.52

1.00

1,706

12.53

0.52

1.00

763

9.56

0.43

0.98

139

13.09

0.54

0.36

804

15.25

0.61

1.12

3

13.36

0.48

0.52

40

3.40

0.40

1.26

25

2020

1

1,349

13.02

0.55

1.03

1,281

13.52

0.56

1.02

481

8.84

0.40

0.97

155

12.52

0.52

0.47

645

17.25

0.68

1.19

1

8.13

0.39

0.55

67

3.44

0.40

1.31

26

2

1,170

11.24

0.49

1.01

1,070

11.97

0.50

0.99

434

8.31

0.39

0.89

124

10.72

0.46

0.59

512

15.37

0.61

1.17

100

3.42

0.40

1.18

27

3

914

8.88

0.42

0.94

826

9.51

0.42

0.91

391

8.17

0.38

0.81

75

9.64

0.43

0.73

360

10.94

0.47

1.06

88

3.00

0.38

1.17

28

4

665

8.30

0.41

0.85

579

9.10

0.41

0.82

323

7.60

0.36

0.78

45

6.70

0.34

0.44

211

11.91

0.50

0.95

86

2.88

0.38

1.07

July 31, 2012 Page 265

Kirazlı and Ağı Dağı Gold Project	NI 43-101

			Oxide - Advanced
			Total Ore				Total Oxide				Oxide - Argillic				Argillic
Period	Year	Qtr	ORE ktonne	Net Value $/t	Au g/t	Ag g/t	ORE ktonne	Net Value $/t	Au g/t	Ag g/t	ORE ktonne	Net Value $/t	Au g/t	Ag g/t	ORE ktonne	Net Value $/t	Au g/t	Ag g/t
29	2021	1	460	7.39	0.38	0.72	411	7.92	0.38	0.69					241	6.44	0.33	0.71
30		2	167	5.08	0.30	0.48	158	5.25	0.30	0.50					69	4.84	0.28	0.63
31		3	0				0
32		4	0				0
33	2022	1	0				0
34		2	0				0
35		3	0				0
36		4	0				0
37	2023	1	0				0
38		2	0				0
39		3	0				0
40		4	0				0
			32,711	11.80	0.51	0.79	31,723	12.02	0.51	0.77	131	5.15	0.29	0.81	9,197	9.49	0.43	0.76

			Oxide - Advanced
			Oxide - Silica				Oxide - Viggy Silica				Overburden - All				Transition - All
Period	Year	Qtr	ORE ktonne	Net Value $/t	Au g/t	Ag g/t	ORE ktonne	Net Value $/t	Au g/t	Ag g/t	ORE ktonne	Net Value $/t	Au g/t	Ag g/t	ORE ktonne	Net Value $/t	Au g/t	Ag g/t
29	2021	1	46	7.55	0.37	0.31	124	10.92	0.47	0.79					49	3.02	0.39	0.98
30		2	47	2.99	0.23	0.49	42	8.45	0.40	0.30					9	2.05	0.35	0.20
31		3
32		4
33	2022	1
34		2
35		3
36		4
37	2023	1
38		2
39		3
40		4
			9,727	8.87	0.41	0.58	12,668	16.35	0.65	0.93	59	11.37	0.39	0.54	929	4.25	0.44	1.20

July 31, 2012	Page 263

Kirazlı and Ağı Dağı Gold Project	NI 43-101

Table 16-9 Waste Tonnage by Material Type

KIRAZLI

			Waste Tonnage to Dump or Pit Backfill					PAG Waste Tonnage to Dump or Pit Backfill					NAG Waste Tonnage to Dump or Pit Backfill
Period	Year	Quarter	overbrdn ktonne	oxide ktonne	transition konne	sulphide & udf kt	Total ktonne	overbrdn ktonne	oxide ktonne	transition konne	sulphide & udf kt*	Total ktonne	overbrdn ktonne	oxide ktonne	transition konne	sulphide & udf kt	Total ktonne

Pre- prod	2013		251	3,622	0	0	3,873	11	97	0	0	108	240	3,525	0	0	3,765
1	2014	3	537	4,239	0	0	4,776	24	472	0	0	496	513	3,767	0	0	4,280
2		4	526	4,657	0	0	5,183	69	1,270	0	0	1,339	457	3,387	0	0	3,844
3	2015	1	442	3,931	0	16	4,389	96	1,850	0	10	1,956	346	2,081	0	6	2,433
4		2	331	2,843	0	105	3,279	140	1,464	0	88	1,692	191	1,379	0	17	1,587
5		3	258	2,281	0	1	2,540	70	1,201	0	1	1,272	188	1,080	0	0	1,268
6		4	202	1,636	0	88	1,926	75	1,172	0	82	1,329	127	464	0	6	597
7	2016	1	194	1,148	0	241	1,583	75	1,036	0	222	1,333	119	112	0	19	250
8		2	178	1,375	0	120	1,673	43	1,058	0	118	1,219	135	317	0	2	454
9		3	199	1,066	0	173	1,438	57	927	0	171	1,155	142	139	0	2	283
10		4	213	1,069	0	163	1,445	77	927	0	161	1,165	136	142	0	2	280
11	2017	1	196	1,095	0	139	1,430	74	958	0	138	1,170	122	137	0	1	260
12		2	178	875	0	228	1,281	43	616	0	226	885	135	259	0	2	396
13		3	171	1,177	0	458	1,806	34	836	0	455	1,325	137	341	0	3	481
14		4	181	947	0	284	1,412	70	690	0	283	1,043	111	257	0	1	369
15	2018	1	237	867	0	237	1,341	122	541	0	234	897	115	326	0	3	444
16		2	217	755	0	173	1,145	113	442	0	161	716	104	313	0	12	429
17		3	157	792	0	115	1,064	67	462	0	101	630	90	330	0	14	434
18		4	169	795	0	108	1,072	93	569	0	101	763	76	226	0	7	309
19	2019	1	146	584	2	141	873	56	416	0	124	596	90	168	2	17	277
20		2	99	288	58	86	531	14	204	57	67	342	85	84	1	19	189
21		3	69	61	12	39	181	0	58	12	39	109	69	3	0	0	72

			5,151	36,103	72	2,915	44,241	1,423	17,266	69	2,782	21,540	3,728	18,837	3	133	22,701

*	udf - undefined

July 31, 2012	Page 264

Kirazlı and Ağı Dağı Gold Project	NI 43-101

AĞI DAĞI

			Waste Tonnage					Waste Tonnage for Heap Foundation					Waste Tonnage to Dump or Pit Backfill
Period	Year	Qtr	overbrdn ktonne	oxide ktonne	transition konne	sulphide & udf kt	Total ktonne	overbrdn ktonne	oxide ktonne	transition konne	sulphide & udf kt	Total ktonne	overbrdn ktonne	oxide ktonne	transition konne	sulphide & udf kt	Total ktonne
1	2014	1	441	420	0	4	865	286	325	0	0	611	155	95	0	4	254
2	waste to	2	304	1,541	0	4	1,849	221	966	0	0	1,187	83	575	0	4	662
3	NHLP	3	292	2,593	0	7	2,892	256	2,012	0	0	2,268	36	581	0	7	624
4		4	553	3,701	0	40	4,294	277	3,000	0	23	3,300	276	701	0	17	994
5	2015	1	414	3,191	1	33	3,639	225	2,465	1	18	2,709	189	726	0	15	930
6	waste to	2	299	3,053	3	42	3,397	171	2,429	1	16	2,617	128	624	2	26	780
7	NHLP	3	79	2,164	5	4	2,252	37	1,944	5	0	1,986	42	220	0	4	266
8		4	73	1,668	16	3	1,760	42	1,434	16	0	1,492	31	234	0	3	268
9	2016	1
10	liner	2
11		3	278	2,725	33	127	3,163						278	2,725	33	127	3,163
12		4	229	2,837	86	170	3,322						229	2,837	86	170	3,322
13	2017	1	171	2,789	40	8	3,008						171	2,789	40	8	3,008
14		2	122	2,357	155	31	2,665						122	2,357	155	31	2,665
15		3	69	2,160	232	43	2,504						69	2,160	232	43	2,504
16		4	96	2,240	171	84	2,591						96	2,240	171	84	2,591
17	2018	1	106	2,068	175	64	2,413						106	2,068	175	64	2,413
18		2	104	2,078	158	74	2,414						104	2,078	158	74	2,414
19		3	123	2,316	141	95	2,675						123	2,316	141	95	2,675
20		4	94	2,063	173	92	2,422						94	2,063	173	92	2,422
21	2019	1	88	1,968	209	89	2,354						88	1,968	209	89	2,354
22		2	46	1,097	267	37	1,447						46	1,097	267	37	1,447
23		3	42	1,099	269	103	1,513						42	1,099	269	103	1,513
24		4	56	1,418	323	190	1,987						56	1,418	323	190	1,987
25	2020	1	60	1,762	374	293	2,489						60	1,762	374	293	2,489
26		2	63	1,725	362	364	2,514						63	1,725	362	364	2,514
27		3	74	1,905	346	372	2,697						74	1,905	346	372	2,697
28		4	82	1,928	348	300	2,658						82	1,928	348	300	2,658
29	2021	1	79	1,796	359	222	2,456						79	1,796	359	222	2,456
30		2	73	1,752	399	178	2,402						73	1,752	399	178	2,402
31		3	58	1,505	385	139	2,087						58	1,505	385	139	2,087
32		4	30	1,284	343	156	1,813						30	1,284	343	156	1,813
33	2022	1	4	1,144	270	139	1,557						4	1,144	270	139	1,557
34		2	0	840	157	99	1,096						0	840	157	99	1,096
35		3	0	679	183	99	961						0	679	183	99	961
36		4	0	810	225	37	1,072						0	810	225	37	1,072
37	2023	1	0	522	147	21	690						0	522	147	21	690
38		2	0	93	136	7	236						0	93	136	7	236
39		3
40		4
			4,602	65,291	6,491	3,770	80,154	1,515	14,575	23	57	16,170	3,087	50,716	6,468	3,713	63,984

			PAG Waste Tonnage to Dump or Pit Backfill					NAG Waste Tonnage to Dump or Pit Backfill
Period	Year	Qtr	overbrdn ktonne	oxide ktonne	transition konne	sulphide & udf kt	Total ktonne	overbrdn ktonne	oxide ktonne	transition konne	sulphide & udf kt	Total ktonne
1	2014	1	17	27	0	0	44	138	68	0	4	210
2	waste to	2	10	104	0	0	114	73	471	0	4	548
3	NHLP	3	25	313	0	0	338	11	268	0	7	286
4		4	120	358	0	0	478	156	343	0	17	516
5	2015	1	106	299	0	0	405	83	427	0	15	525
6	waste to	2	56	258	0	2	316	72	366	2	24	464
7	NHLP	3	6	123	0	0	129	36	97	0	4	137
8		4	19	145	0	0	164	12	89	0	3	104
9	2016	1
10	liner	2
11		3	66	280	17	48	411	212	2,445	16	79	2,752
12		4	24	328	61	87	500	205	2,509	25	83	2,822
13	2017	1	89	474	29	2	594	82	2,315	11	6	2,414
14		2	58	516	128	25	727	64	1,841	27	6	1,938
15		3	32	548	199	24	803	37	1,612	33	19	1,701
16		4	17	557	151	50	775	79	1,683	20	34	1,816
17	2018	1	17	636	145	43	841	89	1,432	30	21	1,572
18		2	15	658	132	60	865	89	1,420	26	14	1,549
19		3	19	503	122	79	723	104	1,813	19	16	1,952
20		4	15	535	148	79	777	79	1,528	25	13	1,645
21	2019	1	23	506	191	75	795	65	1,462	18	14	1,559
22		2	6	352	243	27	628	40	745	24	10	819
23		3	11	280	240	89	620	31	819	29	14	893
24		4	16	348	292	159	815	40	1,070	31	31	1,172
25	2020	1	17	373	344	241	975	43	1,389	30	52	1,514
26		2	16	355	341	297	1,009	47	1,370	21	67	1,505
27		3	15	378	314	299	1,006	59	1,527	32	73	1,691
28		4	9	362	310	246	927	73	1,566	38	54	1,731
29	2021	1	9	319	309	192	829	70	1,477	50	30	1,627
30		2	17	322	359	163	861	56	1,430	40	15	1,541
31		3	25	318	337	127	807	33	1,187	48	12	1,280
32		4	19	366	294	147	826	11	918	49	9	987
33	2022	1	2	285	244	128	659	2	859	26	11	898
34		2	0	263	153	92	508	0	577	4	7	588
35		3	0	164	180	92	436	0	515	3	7	525
36		4	0	247	221	33	501	0	563	4	4	571
37	2023	1	0	219	133	19	371	0	303	14	2	319
38		2	0	78	119	3	200	0	15	17	4	36
39		3
40		4
			896	12,197	5,756	2,928	21,777	2,191	38,519	712	785	42,207

*	udf - undefined

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Table 16-10 Pit Backfill Schedule

Backfill Period		Backfill	Top
Year	Quarter	Notation	Elevation	ktonnes

KIRAZLI
2018	2	BF2-635	635	167
2019	1	BF4-610	610	27
2019	2	BF3-590	590	62
2019	2	BF5-605	605	31
2019	3	BF6-545	545	15
2019	4	BF7-560	560	18
2019	4	BF1-595	595	1,109
Total KT				1,429

BABA
2017	1	BF2-790	790	43
2017	1	BF6-950	950	39
2018	1	BF3-835	835	30
2019	1	BF5-805	805	22
2019	4	BF4-785	785	46
2022	1 - 2	BF1-750	750	3,707
Total KT				3,887

DELI
2021	1	BF3-670	670	31
2021	4	BF2-650	650	31
2023	1	BF4-610	610	232
2024	1 - 2	BF1-610	610	7,138
Total KT				7,432

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Figure 16-5 Kirazlı Pit at End of Mining – After Backfill

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Figure 16-6 Baba Pit at End of Mining – After Backfill

495,600 E
4,414,000 N
Backfill
755
955
955
810
770
840
795
790
Baba Pit
Baba Satellite Pit
Kirazlı and Ağı Dağı Gold Project – June 2012
0 50 100 150 200 250
METERS
Scale to Fit
N
PFS Pit Designs
Baba Pit Region
Final Pits with Backfill

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Figure 16-7 Deli Pit at End of Mining – After Backfill

16.4.4 Mine Equipment Requirements

Mine equipment requirements were calculated if the mining was performed by the owner based on the mine production schedule, the mine work schedule, and equipment shift production estimates. The size and type of mining equipment is consistent with the size of the project. Total material handled by the mining equipment peaks at 22.7 million tonnes in the first year of the Baba/Deli unit and 11.4 million tonnes in the Kirazli unit. A contractor assists with removing waste material during the first six quarters (first 1.5 years) of Kirazli production in order to reduce the total number of equipment units in an owner-operated fleet. The contractor equipment requirements are not included in the equipment requirements presented here.

The project is divided into two units, the Baba/Deli and the Kirazli, thus the equipment requirements for each will be presented separately. Specific manufacturers’ model numbers for equipment are utilized in this report for the purpose of illustrating size and class of equipment required. This should not be considered a final recommendation of equipment manufacturers’ by IMC.

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The mine work is scheduled for three shifts per day, seven days per week, and 52 weeks per year. There are 45 planned shifts lost to holidays and weather leaving a total of 1,050 available shifts per year. Four mining crews are necessary to cover the required shifts.

A summary of the total mine fleet by year for the mine major equipment is shown in Table 16-11. The equipment list on Table 16-11 illustrates the number of units on the property in any given year. There is sufficient equipment to perform the following duties:

•	Construct additional roads, after preproduction, as needed to support mining activity, including pioneering work necessary for mine and dump expansion.

•	Mine and transport the ore to the crusher (or crusher stockpile). Mine and transport the waste material from the pit areas to the waste storage areas.

•	Maintain all the mine work areas, in-pit haul roads, waste storage areas, crusher stockpiles, leach pad, and external haul roads.

•	Build and maintain in pit and on dump drainage structures as required.

•	Contour backfill dump areas as needed.

Mine equipment requirements were not estimated for the following activities:

•	Construction of any major surface water diversion channels and settlement ponds and dams, other than the ditching and sedimentation ponds for the waste storage areas.

•	Construction of the shop area and plant area.

•	Preproduction road construction outside of the immediate mine area.

•	Clearing brush and stripping topsoil in advance of mining or dumping.

•	Contouring or reclamation of dumps at the end of the project.

•	Mine water pumping.

•	Assay laboratory.

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Table 16-11 Mine Major Equipment Fleet

Kirazli
	2014		2015				2016				2017				2018				2019
Equipment Type	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
DM25-SP DHD Drill	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	2
Cat 992 Loader	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Cat 777 Haul Truck	11	11	11	11	11	11	11	11	11	11	8	8	8	8	8	8	8	8	8	8	8	8
Cat D9T Track Dozer	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Cat 824 Wheel Dozer	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Cat 14M Motor Grader	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Cat 777G Water Truck	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Cat 988 Wheel Loader	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Cat 773F Haul Truck	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Atlas Copco ECM 590 Drill	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Cat 324E Excavator	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
TOTAL	27	27	27	27	27	27	27	27	27	27	24	24	24	24	24	24	24	24	24	24	23	19

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	Baba Deli
	2014			2015				2016			2017				2018				2019				2020				2021				2022				2023
Equipment Type	Q 3	Q 4	Q 1	Q 2	Q 3	Q 4	Q 1	Q 2	Q 3	Q 4	Q 1	Q 2	Q 3	Q 4	Q 1	Q 2	Q 3	Q 4	Q 1	Q 2	Q 3	Q 4	Q 1	Q 2	Q 3	Q 4	Q 1	Q 2	Q 3	Q 4	Q 1	Q 2	Q 3	Q 4	Q 1	Q 2	Q 3	Q 4
DM25-SP DHD Drill									5	5	5	5	5	5	5	5	5	5	6	6	6	6	6	6	6	6	6	6	6	6	6	6	6	6	6	6
Cat 992 Loader									4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4	4
Cat 777 Haul Truck									27	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31	31
Cat D9T Track Dozer									2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Cat 824 Wheel Dozer									1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Cat 14M Motor Grader									2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Cat 777G Water Truck									2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Cat 988 Wheel Loader									1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Cat 773F Haul Truck									1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Atlas Copco ECM 590 Drill									1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Cat 324E Excavator									1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
TOTAL									47	47	51	51	51	51	51	51	51	51	52	52	52	52	52	52	52	52	52	52	52	52	52	52	52	52	52	52	46	46

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17.	RECOVERY METHODS

The author considers that the studies for this section completed for the Kirazlı and Ağı Dağı Project are adequate and were conducted following generally accepted engineering practices. They are considered suitable to support the NI 43-101.

17.1 Summary

Processing at Kirazlı and Ağı Dağı includes heap leaching of crushed ore with dilute cyanide solutions with precious metals production in carbon adsorption-desorption-recovery plants to produce gold/silver doré bars. Wherever practical, identical equipment was used at both Ağı Dağı and Kirazlı to minimize spare parts handling and inventories, and to facilitate major equipment operations and maintenance. The Kirazlı project will operate at 15,000 tonnes per day and the Ağı Dağı project will operate at 30,000 tonnes per day. The following description describes the recovery methods at each project.

17.2 Ore Processing

Kappes, Cassiday & Associates of Reno, Nevada provided the preliminary designs for the ore processing facilities. Simplified general project flow sheets for the Kirazlı and Ağı Dağı Projects are presented in Figures 17-1 and 17-2, respectively.

Figure 17-1 Kirazlı Simplified General Project Flow Sheet

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Figure 17-2 Ağı Dağı HLF Simplified General Project Flow Sheet

17.2.1 Primary Crushing

Run-of-mine ore will be delivered by haul trucks from the open pit to the primary crusher. The ore will be direct-dumped by the mine haul trucks or reclaimed by front-end loader into the dump hopper situated above the apron feeder. A stationary grizzly over the dump hopper will be included to prevent oversized ore from adversely impacting the crushing circuit. A rock breaker will be used to break up any oversized material. The apron feeder will regulate the feed rate of the run of mine ore at nominally 833 dry t/h for Kirazlı and 1,666 dry t/h for Ağı Dağı. The grizzly oversize material will discharge into the jaw crusher with a 100 mm discharge setting. The jaw crusher discharge and the grizzly undersize material will be collected on the primary crushing discharge conveyor and delivered to the stockpile feed conveyor which in turn will discharge onto the coarse ore stockpile. A dust suppression system will be used at the crusher discharge chutes and transfer points for dust control.

17.2.2 Coarse Ore Stockpile and Reclaim

The coarse ore stockpile will be conical. Two reclaim apron feeders at Kirazlı and four apron feeders at Ağı Dağı below the stockpile will be used to reclaim the coarse ore onto the reclaim conveyor.

17.2.3 Secondary Crushing

The secondary crushing system will be an open circuit arrangement. The Kirazlı project will have a single secondary crusher and screen and the Ağı Dağı project will have two secondary crushers and screens. The reclaim conveyor will deliver the primary crushed ore to the secondary screen. The secondary screen

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will be a 3 deck banana type vibrating screen with apertures of 60 mm and 30 mm (decks 1 and 2, respectively). The oversize material from the screen will discharge to a vibrating pan feeder, followed by a separate standard head cone crusher (secondary crusher) with a closed side setting of 30 mm. The undersize material from the screen along with the discharge from the cone crusher will be collected on the agglomerator feed conveyor which will deliver the secondary crushed ore (P80 26 mm) to the agglomerator via an overland conveying system.

A baghouse dust collection system will be used at the secondary crusher discharge chutes and transfer points for dust control.

17.2.4 Agglomeration

Cement will be added to the conveyor at an average rate of 2.5 kg per tonne of ore before being fed into the agglomerator drum. There is one agglomeration drum at Kirazlı and two drums at Ağı Dağı. Barren solution will be added at the agglomerator to bring the ore moisture content up to 7.5%. The agglomerator will discharge onto the agglomerator discharge conveyor, which in turn will discharge to the heap feed conveyor. The agglomerator and subsequent conveyor belts will be located over lined areas at the heap leach pad.

17.2.5 Heap Stacking

The heaps will be constructed using a conveyor stacking system. The heap stacking system includes:

•	A heap feed conveyor nominally 30 m long

•	Up to 3 high horsepower “Grasshopper” portable transfer conveyors, each approximately 35 m in length

•	Up to 20 standard “Grasshopper” portable transfer conveyors at Kirazlı and 15 at Ağı Dağı, each approximately 35 m in length

•	A horizontal feed conveyor

•	A 43 m long horizontal mobile bridge conveyor mounted on a dozer crawler carriage

•	A 30 m long radial stacking conveyor, capable of powered luffing, slewing and stacking to a height of 10 m and fitted with a 7 m telescoping stinger

The grasshopper conveyors will transport the ore from the heap feed conveyor to the bridge conveyor. The ore will be placed in 10 m lifts using the radial stacker. The heap will be constructed retreating up the slope of the pad. As the stacker retreats, grasshopper conveyors will be removed from the transfer train and relocated to an adjacent cell, so that the heap will be constructed from the down slope toe in an upslope direction.

17.2.6 Heap Leaching

The leach pads will be a multiple-lift, single-use type pad designed for 90 days of ore leaching. The ore will be leached using a dilute solution of sodium cyanide applied by a system of drip emitters and sprinklers. Leach solutions will be applied to the crushed ore heap at a nominal application rate of 10 L/h/m2.

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The dilute cyanide leach solution will percolate through the ore and collect on the geomembrane liner at the base of the heaps. A series of drainage pipes above the liner will deliver the solution to the pregnant solution ponds. A submersible trash pump will pump pregnant solution directly to the adsorption facility adjacent to the pond. Antiscalant will be added to the suction side of the pregnant solution pump by a metering pump.

The barren solution discharging from the adsorption system will be pumped into the barren solution tanks. Vertical turbine pumps will pump barren solution to the leach pads. High-strength cyanide solution and antiscalant will be added to the suction side of the barren solution pump by metering pumps. Strainer/filters will be installed on the barren solution headers to minimize the plugging of drip emitters by fine particulates.

Event ponds are included to handle storm events, extended power failures or pump/pipeline failures. The Kirazlı Project will have a single event pond and the Ağı Dağı project will have two. Any overflow from the pregnant solution ponds and the barren solution tanks will flow to the event solution ponds. The event ponds are not sized to provide long-term storage of any solutions. However, heavy rain or snow melt events will result in solution being diverted to these ponds. Submersible trash pumps will be installed in the event ponds for solution transfer to the barren solution tank.

17.2.7 Adsorption

The adsorption facility at Kirazlı will consist of one train of five up-flow, open-top, carbon steel columns and two trains at Ağı Dağı. The adsorption circuits will operate similarly.

At Kirazlı, pregnant solution will be pumped to the adsorption column trains at a nominal flow rate of 777 m3/h. At Ağı Dağı, pregnant solution will be pumped to the adsorption column trains at a nominal flow rate of 1,599 m3/h. A magnetic flow meter with totalizer and a wire sampler for continuous sampling of the pregnant solution will be installed.

Pregnant solution will continue to flow through the columns until the carbon contained in the lead column achieves the desired precious metal loading. The carbon will then be pumped to one of the elution tanks, where carbon will be sequentially moved up the adsorption train counter-currently to the solution flow from column 5 to column 1. Stripped and regenerated carbon will be pumped into column 5. Carbon transfer will be achieved using screw centrifugal pumps.

Barren solution from the last carbon column will be continuously sampled by a wire sampler for metallurgical accounting then discharged to the carbon safety screen to recover floating fugitive carbon. The discharge from the screen will be pumped to the barren solution tank. Any fugitive carbon will be collected and recovered into a tote bin.

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17.2.8 Recovery Plant

The recovery plant at each project is similar and will include:

•

A pressure strip system consisting of two 5.0 t elution columns, heat exchangers, solution heater, solution storage tanks and electrolytic cells. The system is capable of processing 10 t of carbon per 24 hour day.

•	Two 5.0 t capacity acid wash circuits consisting of an acid wash vessel, acid mix tank and circulation pump

•	An electric fired mercury retort

•	A tilting crucible-type diesel-fired doré furnace and baghouse

•	A carbon regeneration system including a 400 kg/h capacity horizontal rotary kiln

•	A carbon handling circuit consisting of transfer pumps, vibrating screens, storage tanks and a carbon fines filter

•	A mixing system consisting of an agitated mix/storage tank for make-up and addition of caustic and cyanide to the strip process

•	Plate and frame type heat exchangers

•	A 6,500,000 Btu/h diesel-fired solution heater

After a batch of loaded carbon is transferred to an elution column, the barren caustic-cyanide strip solution will be pumped through the heat recovery heat exchangers and solution heater and introduced to the elution column at a temperature of 135°C and a pressure of approximately 450 kPa. As the strip solution rises through the bed of loaded carbon in the strip vessel, the precious metals will be desorbed from the carbon. The gold-laden strip solution will exit the column, flow through the cooling side of the heat recovery heat exchanger (to pre-heat the incoming solution), then through a cooling heat exchanger where raw water will be used to further cool the strip solution. Cooled to approximately 80°C, the solution will flow through two electrowinning cells, where the gold will be deposited onto stainless steel punched plate cathodes.

The barren strip solution will be pumped from the electrowinning cells discharge tanks to the strip solution tanks. The solution will be continually recycled until stripping of the carbon is completed.

Several times a week, a set of cathodes will be removed from an electrowinning cell to the cathode wash box and the gold precipitates will be washed from the cathodes using high pressure water sprays then filtered in a filter press. The filter cake, consisting primarily of gold and silver with some copper and mercury, will be retorted/dried and smelted periodically.

After stripping, the carbon will be transferred via recessed impeller pumps to either the acid wash circuit or to the carbon regeneration kiln dewatering screen.

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Acid Wash

The acid wash facility includes the following units:

•	Two acid wash vessels, mild steel, FRP or rubber-lined, 5.0 t capacity, 1.58 m diameter x 6.4 high

•	Two acid mix tanks, FRP or HDPE, 5.0 m3 capacity

•	Positive-displacement acid resistant metering pump

•	Two acid wash solution recirculation pumps, 21.0 m3/h capacity

Stripped carbon will be pumped to the acid wash vessel. Fresh water will be recirculated through the bed of carbon to remove any entrained cyanide. The rinse water will be drained to the barren strip solution tank. Concentrated hydrochloric acid will then be metered from the acid storage tank into the acid mix tank to achieve and maintain a pH ranging from 1.0 to 2.0. This process will remove scale and other inorganic contaminants that inhibit gold adsorption onto carbon.

After acid washing is complete, the spent acid wash solution will be pumped to the barren solution tank. The carbon will then be washed with process solution to remove any residual chlorides. Washed carbon will then be pumped to the carbon regeneration circuit or to the fifth carbon column.

Carbon Regeneration

The carbon regeneration portion of the recovery plant will contain the following major items of equipment:

•	Vibrating dewatering screen, with 24 mesh stainless steel wire cloth screens

•	Carbon reactivation kiln feed hopper, 8.0 t capacity

•	Rotary kiln reactivation furnace, diesel-fired, capacity of 400 kg of carbon (dry) per hour, complete with pre-drier

•	Quench tank, 8.0 t capacity

Following acid washing (or carbon stripping, depending on operator preference), the carbon will be transferred via a screw centrifugal pump to the dewatering screen, where it will be dewatered and discharged to the kiln feed hopper. If the carbon is not scheduled to be reactivated, it will be pumped to the fifth carbon column.

The carbon to be regenerated will be fed at a controlled rate by a screw feeder into the kiln and then thermally reactivated at approximately 750°C. The hot carbon will discharge into a “quench” tank which will be partially filled with solution. The quench will increase the reactivity of the carbon, thus additionally enhancing the gold adsorption capabilities. Quenched carbon will be pumped to the dewatering screen to remove any fine carbon (less than 24 mesh) generated in the regeneration process.

Refining

This section will include the following major equipment items:

•	Electric fired mercury retort, capacity with electronic ramping temperature control, closed circuit condensing water cooling circuit and a sulfonated carbon bed exhaust scrubber for retort off gasses

•	Tilting crucible-type diesel-fired smelting furnace, 430 kg red brass capacity

•	Furnace off-gas collection system including a hood, baghouse and induced draft exhaust fan

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Smelting will take place approximately 4 to 8 times per week. The retort boats with the filtered precipitates will be placed in the retort furnace for drying and removal of mercury. The dried metal deposits from the retort along with fluxes will be added to the crucible and the furnace brought up to temperature. The fluxes will be a combination of borax, fluorspar, soda ash, and niter.

After a predetermined time, the furnace will be tilted to pour out the molten contents. First the slag will be poured down the slag chute and flow to the granulation launder. In the granulation launder a fast flowing stream of water will rapidly cool the molten slag, causing it to rupture and solidify in small granules. The granulated slag slurry will be pumped to the slag holding tank, where the slag is collected for further treatment.

The molten doré will be poured down the prepared arrangement of seven cascade molds. Once a mold fills it overflows to the next mold, and so on. The ingot molds are sized for 20 kg of silver or 36 kg of gold. The doré produced will be sampled, cleaned, weighed and prepared for shipment.

A hood will collect the furnace fumes which will pass through a baghouse to remove particulates, then through an induced draft fan. The system is designed to remove over 99.5% of the particulates present in the exhaust fumes.

17.3 Heap Leach Facilities

The Reno, Nevada office of Golder Associates Inc completed the evaluations and preliminary designs for the heap leach facilities (HLF).

The preliminary design of the leach pads meet or exceed North American standards and practices for containment, piping systems, and ponds, which is intended to lessen the environmental risk of the facilities to impact the local soils, surface water, and ground water in and around the site. Challenges to development of both sites include management of springs on and surrounding the sites, relatively steep topography, and the potential for relatively strong earthquake events. At the current level of review, these challenges have been overcome through use of sound engineering practices.

The HLFs are intended to operate as zero discharge systems; therefore, they include provisions to accommodate upset conditions such as severe storms and temporary loss of electric power or pumps.

The HLFs will have the following features:

•

The Kirazlı heap leach facility (KHLF) will be constructed in two phases to accommodate 26 million tonnes of processed ore. The Ağı Dağı heap leach facility (HLF) will be constructed in three phases to accommodate 70 million tonnes of processed ore.

•

Both the KHLF and HLF will require fills during construction to shape the sites for gravity solution control, storm water diversion, geotechnical stability, and will include ravine drains to collect and transmit spring flow to the natural drainage at the toe of the HLFs. Mine waste will be used for the fills to lessen development costs.

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•

Both the KHLF and HLF will have a composite base liner that meets or exceeds international standards consisting of (from the base up) 0.5 m of compacted low permeability soil, a 2.0-mm thick high density polyethylene (HDPE) geomembrane, and a 0.7-m thick drainage layer of crushed ore or mine waste.

•

Ore will be stacked in nominal 10-meter lifts using conveyors and radial stackers starting from the lower elevations of the leach pad. Benches will be provided between lifts to provide an overall heap slope of 3H:1V. The planned maximum heap height is 70 meters, which could be increased to 100 meters based on positive results of additional percolation and geotechnical testing.

•

Slope stability analyses for the heaps were based on a characterization of the dump foundations and construction materials planned for use in the lining system, which included subsurface geotechnical characterization and laboratory testing. The analyses, completed for both the static conditions, and for design earthquake loading, indicated stable slopes under North American standards.

•

Solution will be collected above the leach pad HDPE geomembrane and delivered to the pregnant pond using a gravity drainage pipe system placed above the HDPE geomembrane within the 0.7-m drainage layer.

•

During normal operation, pregnant solution will be removed from the pregnant pond to an adsorption facility. During upset conditions, water will overflow by gravity from the pregnant pond to Event Ponds.

•

The pregnant and event ponds have been sized to contain the sum of the normal operating volume, heap drain down during a 24-hour pump or power outage, precipitation falling on all lined areas during a 100-year, 24-hour storm event, and the seasonal accumulation of water expected for leaching operations during average climate conditions.

The pregnant and event ponds will be constructed with a double-lined system that meets or exceeds international standards consisting of (from the base up) 0.5 m of compacted low permeability soil, a 1.5-mm thick HDPE secondary geomembrane, an HPDE geonet leak detection layer, and a 2.0-mm thick HDPE primary geomembrane.

17.4 General Arrangements

The general arrangements for the Kirazlı and Ağı Dağı Projects are presented in Figures 17-3 and 17-4.

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Figure 17-3 Kirazlı General Arrangement

KIRAZLI PITS
GUARD HOUSE
CHANGE ROOM
SERVICES BUILDING
TRUCK SHOP/ WAREHOUSE
ACCESS ROAD
FUEL STATION
POTENTIAL POWERLINE ROUTE
HIGHWAY 60
TS-1
HAULROAD
WATER TANK
STOCKPILE
CONCEPTUAL SITE 1 WASTE ROCK FILL
GRAVE SITE
SECONDARY CRUSHING
BACKUP GENERATOR
MAIN SUBSTATION
AGGLOMERATOR
PERIMETER FENCE
OVERLAND CONVEYOR
SILO
LEACH PAD
PREGNANT SOLUTION POND
EXPLOSIVES MAGAZINE
WATER TANK
BARREN TANK
SUB-STATION
ADR PLANT
EVENT POND
CHAIN LINK FENCE
ACCESS ROAD
TS-2
IMPROVED EXISTING ACCESS ROAD
GRAPHIC SCALE
1 : 7500
CONTOUR INTERVAL = 5 mts
Kappes, Cassiday & Associates
KCA
JULY 11 2012

OVERALL SITE PLAN

SCALE= 1:7500

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Figure 17-4 Ağı Dağı General Arrangement

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18.0	PROJECT INFRASTRUCTURE

The authors consider that the investigations and studies for this section completed for the Kirazlı and Agi Dagi Project are adequate and were conducted following generally accepted engineering practices. They are considered suitable to support the NI 43-101.

18.1 Summary

The chapter will define the infrastructure and services required for Kirazlı and Ağı Dağı. Consideration was given to minimize impacts to the surrounding communities, especially concerning access roads and water resources. The development included the following major areas:

•	Access roads to and within each site including upgrading of existing roads and construction of new roads

•	Power supply lines from an existing power line and from an existing power generation plant

•	Diesel-fired generators for back-up power supply to critical areas

•	Water supply from a newly constructed reservoir

•	Water distribution from storage tanks at each site, including a fire water system

•	Sewage treatment for black and gray water

•	Reservoir Capacity for Process and Community Supply (does not include community water distribution)

•	Shared infrastructure facilities located near Etili

•	Project buildings for

•	Mine maintenance

•	Metal recovery and refining

•	Services

•	Change room

•	Guard house

•	Diesel fuel delivery systems

•	Explosives storage

•	Miscellaneous site services such as

•	Security

•	First aid

•	Communications

•	Employee transport

18.2 Access Roads

The Kirazlı Gold Property is located approximately 1.5 km south of Kirazlı Village, Çanakkale Province in Northwestern Turkey. Access from Çanakkale, the nearest large population center (population 78,000) and

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provincial capital to Kirazlı Village is via 40 km of paved two lane road. Access from Kirazlı Village to the project area is along 3 km of well-maintained dirt road which provides access to some of the smaller villages.

Ağı Dağı Gold Property is accessible by forestry roads from the village of Söğütalan from the north, Karakoy from the west, and Kizilelma from the south. The primary access road to the project will pass to the south and east of Söğütalan, to minimize traffic through this village. The bypass road will be constructed to accommodate expected mine supply delivery vehicles.

18.3 Power Supply

The Ağı Dağı-Kirazlı Gold Projects will be supplied with power by connecting to commercial power. Overhead power lines will connect 34.5 Kv, three phase and 50 Hz power system to a metering and switching substation located on site near the primary crusher sites of each project.

Power connection for Kirazlı will be from an existing power line that feeds the village of Kirazlı. The power connection for Ağı Dağı will be from the coal powered generating station at Çan. Approximately 4.6 kilometers of new power lines will be required to feed power to Kirazlı while another 20 kilometers will be needed to feed power from Çan to Ağı Dağı. The power route recommendations were made by the local power transmission company Polek Elektrik. The 34.5 Kv power will be distributed on site via overhead power lines and transformed to operating voltages with transformers placed near project components. Incoming power voltage will be reduced to 6,300 volts for large operating motors and 380 volt for smaller operating motors.

18.3.1 Estimated Electric Power Consumption

The estimated project electrical power consumption is presented in Tables 18-1 and 18-2.

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Table 18-1 Kirazlı Project Electrical Power Consumption

AREA DESCRIPTION	Attached kW	kWh/year	kWhr/t
Area 11 - PRIMARY CRUSHING	923	3,560,969	0.678
Area 13 - COARSE ORE STOCKPILE & RECLAIM	106	548,124	0.104
Area 14 - SECONDARY CRUSHING & CONVEYING	1,309	3,723,726	0.709
Area 15 - AGGLOMERATION	310	1,485,272	0.283
Area 22 - HEAP STACKING SYSTEM	761	3,084,278	0.587
Area 23 - HEAP LEACH PAD & PONDS	1,174	3,392,822	0.646
Area 26 - CARBON ADSORPTION	372	938,448	0.179
Area 27 - CARBON DESORPTION AND REGENERATION	308	1,066,631	0.203
Area 31 - REFINERY	208	955,171	0.182
Area 34 - REAGENTS	30	65,525	0.012
Area 52 - MINING FACILITIES	400	727,036	0.138
Area 60 - POWER	84	479,920	0.091
Area 62 - WATER SUPPLY, STORAGE & DISTRIBUTION SYSTEM	117	37,835	0.007
Area 66 - FACILITIES	467	1,434,205	0.273
Area 68 - FUEL FACILITIES	4.9	3,475.4	0.001
TOTALS	6,172	20,776,401	3.957

Table 18-2 Ağı Dağı Project Electrical Power Consumption

AREA DESCRIPTION	Attached kW	kW/year	kWhr/t
Area 11 - PRIMARY CRUSHING	923	3,737,967	0.356
Area 13 - COARSE ORE STOCKPILE & RECLAIM	212	1,007,355	0.096
Area 14 - SECONDARY CRUSHING & CONVEYING	1,542	4,372,713	0.416
Area 15 - AGGLOMERATION	617	2,946,616	0.281
Area 22 - HEAP STACKING SYSTEM	2,661	7,753,801	0.738
Area 23 - HEAP LEACH PAD & PONDS	1,292	6,953,945	0.662
Area 26 - CARBON ADSORPTION	525	1,912,648	0.182
Area 27 - CARBON DESORPTION AND REGENERATION	334	1,147,087	0.109
Area 31 - REFINERY	147	611,133	0.058
Area 34 - REAGENTS	34	61,421	0.006
Area 52 - MINING FACILITIES	464	1,498,723	0.143
Area 60 - POWER	84	479,920	0.046
Area 62 - WATER SUPPLY, STORAGE & DISTRIBUTION SYSTEM	233	75,671	0.007
Area 66 - FACILITIES	575	1,952,390	0.186
Area 68 - FUEL FACILITIES	6	7,422	0.001
TOTALS	9,651	34,518,810	3.288

18.3.2 Emergency Power

In the event of a power failure, diesel-fired backup generators will be used to supply emergency power for project safety and security. Emergency generators will be located adjacent to the process facility at each

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location. The Ağı Dağı site will have one 1,500 kW emergency generator while Kirazlı will have one 1,000 kW emergency generator. The emergency generators are required to maintain critical solution balances in the solution storage systems during power outages. The fuel tanks for the generators will be sized for 3 days of operation. Backup electric power will be supplied to the following facilities:

•	Critical process equipment

•	Site Offices

•	First aid station

•	Communications facilities

•	Refinery

Critical process equipment will be energized by the emergency power system to maintain proper solution balances in the process ponds and process plant and refinery should the power supply be interrupted. Fire water will be supplied by diesel powered pumps. Table 18-3 shows the critical equipment at Kirazlı that will be energized by the emergency generator in the event of a power failure. Table 18-4 shows the critical equipment at Ağı Dağı that will be energized in the event of a power failure.

Table 18-3 Kirazlı Critical Equipment

Equipment Description	Attached kW
BARREN SOLUTION PUMP TO HEAP:	350
PREGNANT SOLUTION PUMP:	90
EVENT SOLUTION PUMP	45
BARREN TRANSFER PUMP	45
LIGHTS, MISC.	10
REFINERY	214
TOTAL:	754

Table 18-4 Ağı Dağı Critical Equipment

Equipment Description	Attached kW
BARREN SOLUTION PUMP TO HEAP:	740
PREGNANT SOLUTION PUMP:	180
EVENT SOLUTION PUMPS	45
BARREN TRANSFER PUMP	180
LIGHTS, MISC.	20
REFINERY	147
TOTAL:	1313

18.4 Water Supply

Water will be used at the project to wet new ore stacked on the leach pad, replace evaporation losses on the heap leach pad facilities, provide dust-control for haul roads, access roads, crushing and ADR

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operations, and construction activities. Peak water requirements for Kirazlı will be approximately 32 L/s. Peak water requirements for Ağı Dağı will be approximately 56 L/s. Additionally, Alamos will provide capacity in the Altın Zeybek reservoir for community water supply. Water will be supplied to the projects mainly via a pipeline from the Altın Zeybek reservoir.

18.4.1 Operational and Construction Water Balance

A water balance was prepared in consideration of varying operational and climatic conditions during the projected life of the Kirazlı and Ağı Dağı projects. The water balance considers the water consumed by the project and the water collected from precipitation events on the project components in addition to seasonal evaporation. The leach pads constructed at each project are HDPE lined surfaces which retain all of the process solutions. The leach pads drain to the pregnant solution ponds. The solution from the pregnant solution ponds is pumped through the processing facilities to remove precious metals, and then pumped back to the leach pad in a continuous cycle. Event ponds are located adjacent to the pregnant solution ponds to allow containment of excess process solution during precipitation events which add additional water to the contained system. Process water requirements are first met by pumping collected waters from the event ponds and after that resource is exhausted, raw make-up water is pumped from the supply reservoir. Excess accumulated water will be removed using an enhanced evaporation system.

A summary of raw water requirements for the operations and construction phases of the Kirazlı and Ağı Dağı projects is presented in Table 18-5.

Raw Water System – Kirazlı

Raw water will be pumped to tanks in the Kirazlı process area. The crushing area raw/fire water tank will have 820 m3 of total capacity; the bottom 623 m3 will be dedicated to fire water use while the remaining 197 m3 will provide raw water to the process facilities. From the raw/fire water tank, raw water needs will be met using the 100 m3/h raw water pumps. Two dedicated 301 m3/h fire water pumps, one electric and one diesel powered, will deliver fire water should a fire event occur.

The second raw/fire water tank and pumping system will be located in the ADR area. The ADR area raw/fire water tank has 820 m3 total capacity; the bottom 623 m3 will be dedicated to fire water use while the remaining 197 m3 will provide raw water to the process facilities. From the raw/fire water tank, raw water needs will be met using the 100 m3/h raw water pumps. Two dedicated 301 m3/h fire water pumps, one electric and one diesel powered, will deliver fire water should a fire event occur.

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Raw Water System – Ağı Dağı

Raw water will be pumped to tanks in the process areas. The crushing area raw/fire water tank will have 820 m3 of total capacity; the bottom 623 m3 will be dedicated to fire water use while the remaining 197 m3 will provide raw water to the process facilities. From the raw/fire water tank, raw water needs will be met using the 210 m3/h raw water pumps. Two dedicated 301 m3/h fire water pumps, one electric and one diesel powered, will deliver fire water should a fire event occur.

A secondary raw/fire water tank and pumping system will be located in the ADR area adjacent to the carbon adsorption facility. The ADR area raw/fire water tank has 820 m3 total capacity; the bottom 623 m3 will be dedicated to fire water use while the remaining 197 m3 will provide raw water to the process facility. From the raw/fire water tank, raw water needs will be met using the 210 m3/h raw water pumps. Two dedicated 301 m3/h fire water pumps, one electric and one diesel powered, will deliver fire water should a fire event occur.

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Table 18-5 Summary of Project Water Balance and Raw Water Requirements for the Kirazlı and Ağı Dağı Projects

	Average Precipitation Period			Wet Precipitation Period		Dry Precipitation Period
RAW WATER REQUIREMENT	Average Annual Requirement (L/s)	Highest Monthly Average Requirement (L/s)	Total Requirement (m3)/ Year	Average Annual Requirement (L/s)	Total Requirement (m3)/ Year	Average Annual Requirement (L/s)	Design Dry Requirement (L/s)	Total Requirement (m3)/ Year
Kirazli
Yr. 1-2
Operations Excluding Construction	10.9	15.0	328,622	6.8	204,272	18.4	21.4	556,514
HLF Construction (Phase 2)	4.5	8.5	135,681	3.9	116,482	5.4	10.2	164,483
TOTALS	15.4	23.5	464,303	10.6	320,754	23.8	31.6	720,997
Yr. 3-6
Operations Excluding Construction	8.4	13.4	252,801	6.7	202,525	16.0	22.2	483,282
HLF Construction	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
TOTALS	8.4	13.4	252,801	6.7	202,525	16.0	22.2	483,282
Agi Dagi
Yr. 1-2
Operations Excluding Construction	23.7	23.7	717,463	12.7	383,872	35.6	42.0	1,076,676
North HLF Construction (Phase 2)	3.6	11.3	109,863	3.0	91,552	4.5	14.2	137,328
TOTALS	27.4	44.2	827,325	15.7	475,424	40.1	56.1	1,214,004
Yr. 3-4
Operations Excluding Construction	23.4	32.9	707,643	11.3	341,154	36.1	42.0	1,092,222
North HLF Construction (Phase 3)	2.3	11.3	68,719	0.8	22,980	1.1	14.2	34,470
TOTALS	25.7	44.2	776,362	12.0	364,133	37.3	56.1	1,126,692
Yr. 5+
Operations Excluding Construction	17.3	32.0	524,302	10.3	312,372	32.8	42.4	991,206
North HLF Construction (Phase 3)	0.9	1.9	27,575	0.8	22,980	1.1	2.4	34,470
TOTALS	18.2	33.9	551,877	11.1	335,351	33.9	44.8	1,025,676

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Potable Water

Bottled water will be provided as drinking water for the workers.

Sewage Treatment Systems

Sewage treatment systems will be installed at both the Kirazlı and Ağı Dağı projects in the process area and in the mine shop area to treat non-toxic wastes generated on the site. Sewage will be collected and directed to a septic tank with a biological filter to process both black and grey water.

Fire Water

Fire water storage tanks will be installed at each mine site as previously discussed. Pumping systems will be installed to deliver water to the process plant, crusher, mine shop and offices. These systems will always hold sufficient volume in reserve for fire emergencies. Diesel pumps will be installed to assure operation in the event of an electrical outage.

18.4.2 Community Water Supply

Water from springs, seeps and wells provides a significant supply to local communities for commercial, agricultural and domestic water consumption. Because community water supply will be impacted by mine development at Ağı Dağı and Kirazlı, alternate sources of potable water are required and will be provided by Alamos.

Local geology and associated mineralization result in poor water quality at the current community water sources. The quality of the natural spring water in the area is variable from good to quite poor (Golder, 2011a). The pH in several of the seeps has been found to range between 3.9 and 7.9, with the majority of the values less than 5.0. Values of pH below 6 are generally considered acidic.

The community water will be provided by development of the Altın Zeybek Reservoir Bıçkı Creek which is scheduled to be commissioned and supplying water by April 2014. Prior to reservoir construction, alternate temporary community water supply will be provided from water wells, if needed.

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Kirazlı

In Kirazlı, there are a number of community water sources that will be potentially impacted by the mining activities (Figure 18-1). Kirazlı and Kirazlıalan village water sources (free-flow springs) are located 1.5 km away from Kirazlı main pit, and Cazgırlar village source is located downstream of Kirazlı HLF. In addition to village water sources, there are two fountains called Eksi Su and Balaban, famous among the local community with their curative effects on some diseases (Figure 18-1). Total discharge of Kirazlı community water sources have been measured as approximately 5 L/s.

Ağı Dağı

At Ağı Dağı there are several springs that will be impacted by mine development (Figure 18-2). The Etili group main water depot, which has a capacity of 14 L/s, is located within the footprint of the north waste rock facility (NWRF, Figure 18-2), and the Bardakcilar (1 L/s) and Kizilelma springs (2 L/s), are within or adjacent to the Deli open pit footprint (Figure 18-2). Target water supply capacity is 25 L/s for communities adjacent to Ağı Dağı.

Figure 18-1 Locations of Community Water Supply Springs and Depots near Kirazlı

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Figure 18-2 Current Locations of Community Water Supply Springs and Depots at Ağı Dağı

18.4.3 Altın Zeybek Reservoir

The Altın Zeybek surface water reservoir will be constructed on Bıçkı Creek (Altın Zeybek), 1.5 km upstream of Zeybekcayir village close to the Ağı Dağı project site. Reservoir water will be pumped to the Kirazlı and Ağı Dağı water tanks.

The Altın Zeybek reservoir and dam are being designed by the firm Hidrokon Muhendislik Musavirlik A.S. of Ankara. The description presented below is a summary from Hidrokon reports.

The reservoir project will include a dam, diversion facilities, spillways, and water treatment plant. Water will be pumped to the main depot that will be constructed in the close vicinity of Etili Group water source at an elevation of 605 masl.

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Reservoir

Primary water source of Altın Zeybek Dam is Bıçkı Creek and its Patlak Creek and Karga Creek tributaries. Bıçkı Creek, formed by merging of Patlak and Karga creeks, flows west and reaches the Altın Zeybek Dam at approximately 300 m elevation. The dam site has been selected based upon geological, topographical, access, and proximity to communities.

The final height of Altın Zeybek Dam will be finalized according to the amount of water to be supplied from the dam and the storage capacity required to achieve such flow regulation. In addition to the process make-up water and community water needs, criteria that need to be taken into consideration in determining the storage capacity and their availability are:

•	Dam site flows

•	Evaporation loss

•	Sediment volume and required inactive capacity

Altın Zeybek Dam flows are calculated with data from flow gauging station 02-085 Flow Gauging Station at 141 masl elevation on Kocabaş Creek. This station is preferred as it is on the same river with Altın Zeybek Dam and due to its close proximity to the project site.

Mine process water to be met from Altın Zeybek Dam is currently projected to be approximately 90 L/s. It is expected (Hidrokon, 2018) that a 40-meter high dam will be sufficient to meet water supply, and community water supply of 29 L/s be acceptable by the Turkish General Directorate of State Hydraulic Works (DSI).

Dam

Earth fill, rock fill, concrete faced rock-fill dam (CFRD), roller-compacted concrete (RCC), and concrete dam types were considered for the Altın Zeybek Dam. Considering the time pressure demand for mine process water, and availability of required material, an RCC dam is the preferred option. However, a final decision regarding the dam type will be made upon detailed field work, geological/geotechnical investigations, and approval from the DSI, which is in progress.

Preliminary dam characteristics are presented below in Table 18-6 and shown on Figure 4-3 (Agı Dagı Concession Boundaries).

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Table 18-6 Altın Zeybek Dam Project Characteristics

Crest Coordinate (ED50, UTM Zone 35)	-	502425E, 4414990N
Watershed area	km2	32.80
Average Flow Rate at Crest Location	m3/sec	0.318
Talweg Elevation	masl	298
Crest Elevation	masl	338
Crest Length	m	245
Crest Width	m	214
Upstream Slope	H:V	2:1
Downstream Slope	H:V	2:1
Crest Height (from talweg) (to be confirmed)	m	40
Type (to be confirmed)	-	RCC
Max. Operating Water Level	masl	335
Min. Operation Water Level	masl	310
Reservoir Volume	m3	3,369,998
Inactive Volume	m3	128,524
Active Volume	m3	3,241,474
Reservoir Area at Max. Water Level	m2	244,729
Reservoir Area at Min. Water Level	m2	33,966
Spillway Location	-	Right Embankment
Spillway Type	-	Concrete
Sluiceway Location	-	Left Embankment
Pipeline to Kirazlı Water Tank (from Ağı Dağı)	km	37
Water Quality	-	Potable

Pipeline

From Altın Zeybek Dam, process water will be transmitted to Agı Dagı and Kirazlı mines. Agı Dagı mine process water will be pumped towards Kızılelma village and to Agı Dagı mine water tank through a route north of heap leach site. The total length of this route is approximately 17 km.

As an alternate, a separate pipeline could be planned to transmit water from the geothermal well located at the north part of Agı Dagı heap leach site to main pipe line upon treatment and cooling. Total length of this line is approximately 8.4 km.

Community Water Treatment Facilities

Potable water to be supplied to Terzialan town and villages should meet appropriate standards. Preliminary testing shows that water from the reservoir will meet the Turkish water quality standards for potable water. Physical and chemical properties of water will be further investigated during final design stage and required water treatment facilities will be planned.

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18.4.4 Pre-Reservoir Water Demand

The Altın Zeybek Reservoir is scheduled to be completed by January 2014, and it is planned that it will supply water to local communities and the Ağı Dağı and Kirazlı mines from April 2014. Prior to the reservoir supply being established, process water supply at Ağı Dağı and Kirazlı will represent a potential constraint on early mine development and construction. This section summarizes construction water demand prior to delivery of water from the Altın Zeybek Reservoir.

Construction is scheduled to commence at Ağı Dağı in Q1 2014. The average water demand for Ağı Dağı from the start of construction until commissioning of the reservoir water supply in April 2014 is projected to be 9 L/s, with peak demand of about 13 L/s during March 2014 (Figure 18-3). At Kirazlı, construction is scheduled to commence in Q3 2013. Average construction water demand at Kirazlı between July 2013 and April 2014 is projected to be 6.7 L/s, with peak demand of 9.0 L/s between July 2013 and November 2013 (Figure 18-4).

Before commissioning of the Altın Zeybek Reservoir and establishment of water supply in April 2014, it is projected that a construction water supply of 15 L/s and 9.0 L/s will be required for Ağı Dağı and Kirazlı, respectively. This water supply needs to be developed without affecting community water supply; otherwise alternate temporary community supply would also be required.

Figure 18-3 Construction Water Requirements for Ağı Dağı until December 2014

(Golder, 2012)

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Figure 18-4 Construction Water Requirements for Kirazlı until December 2014

(Golder, 2012)

18.4.5 Pre-Reservoir Construction Water Supply Options

Potential options to supply pre-reservoir construction water are:

•	Groundwater Wells around Ağı Dağı and Kirazlı

•	The Geothermal Well (GTW)

•	Surface water

•	Kocabaş River

•	Surface runoff from the Ağı Dağı and Kirazlı mine sites

Groundwater Well at Ağı Dağı

Groundwater well exploration at Ağı Dağı has been conducted to date by Golder.

To investigate potential groundwater sources, four locations for potential groundwater extraction were identified and tested in the area of Ağı Dağı. Four pumping wells needed to conduct pumping tests, and several observation wells to monitor the pressure response in the aquifer during the pumping test were completed. Pumping tests were performed between October and December, 2011 to determine sustainable yields (Table 18-7).

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The highest yielding well was AGK-8b, which was drilled west of the Baba pit in an area with several natural springs. The pumping test demonstrated a sustainable yield of 4.3 L/s. A higher pumping rate of 9.3 L/s was achieved in well AGK-8b, but the duration of the test was insufficient to confirm that this yield was sustainable. The sustainable yields in the other wells were lower than in AGK-8b and reached up to 1.6 L/s.

Table 18-7 Groundwater Wells Drilled at Ağı Dağı

Well	Elevation (masl)1, [2]	Borehole Depth (m)	Yield (L/s)
AWS-2b	107.7	53	Affected by Creek
AWS-4	500.0	120	1.6
AGK-7a	578.9	120	0.4
AGK-8b	684.8	53	4.3

Notes:	[1]Coordinates in UTM, Zone 35 T
[2]masl = meters above sea level

Several additional drill targets have been identified, but have not been drilled at this time. Groundwater flow at Ağı Dağı appears to be controlled largely by vertical fracture systems in the bedrock. The groundwater wells drilled to date have been vertical, which limits the opportunity for intersecting vertical, water-bearing fractures.

Significant springs are present in the area around Ağı Dağı. Year-round small streams with groundwater resources are making an important contribution to local water supply. Prospective targets which remain unexplored but where drilling has been recommended include (Figure 18-5):

•	Kocabaş Valley. Groundwater in alluvial materials is presently used by power plants, ceramic plants, and local communities; however, this resource is potentially oversubscribed.

•

Contacts between silicified rhyolite and andesite adjacent to the Ağı Dağı mine site. Springs in the Deli pit area (Figure 18-5) may be associated with this contact. There is a similar contact west of Söğütalan which may have some potential for increased flows. Golder’s recommendation has been that both areas would be investigated using sub-horizontal wells and that in the Agı Dagı area on its southside a horizontal well might also be considered lower down the mountain at the existing location AGK-09.

•

Granitoid to west and Gneiss/ Marble to the south have better water quality, typically potable, than most areas. Vertical wells in granitoid have, to date, yielded only low flows. Horizontal wells recommended for completion in the Katran area in gneiss/ marble have not to date been drilled.

•

Notable baseflow levels in the local streams in the vicinity of a fish hatchery south of Kizilelma in the Katran area indicate that the water table is located near surface and point to the potential for horizontal wells to be successful.

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Figure 18-5 Potential Groundwater Targets near Ağı Dağı

Based on current work and future investigation strategy there exists sufficient water for facility construction.

Groundwater Well at Kirazlı Conducted by Golder to Date

To date only one well has been developed at Kirazlı, KWS-1 (Figure 18-6). Pumping tests were performed at rates between 3.87 L/s and 13.33 L/s (Golder, 2011b). These tests demonstrate potential for water production; however, the short duration of these tests are not sufficient to provide a sustained yield. Further testing is required to determine the sustainable yield of KWS-1.

Community water supply at Kirazlı is primarily from seeps and springs within columnar-jointed basalts along the valley bottom north and north-west of the Kirazlı mine site. This area is considered to have the same potential for developing additional groundwater wells to provide pre-reservoir construction water (Figure 18-7).

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Figure 18-6 Potential Groundwater Targets Near Kirazlı

Geothermal Well

A preliminary pumping test was conducted in geothermal well ÇÇB-2010/20 (referred in this report as GTW) in December 2011. The location of GTW is shown in Figure 18-5.

During the preliminary test by Golder, the well was pumped at a rate between 4.5 L/s and 18.7 L/s. The sustainable yield from the geothermal well based on the test results is 18.7 L/s. However, the drawdown achieved during the test at the pumping rate discussed above indicates that a potential sustainable yield in the GTW to be approximately 50 L/s. A long term pumping test needs to be conducted to confirm this potential yield.

Surface Water

Two possible sources of surface water are considered:

•	Kocabaş River, which is a perennial stream north of Ağı Dağı

•	Local surface runoff at Ağı Dağı and Kirazlı

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Kocabaş River

The Turkish General Directorate of State Hydraulic Works (DSI) maintains a stream flow gauge on Kocabaş River (DSI 02-85), which has been in operation since 1965. Average and minimum monthly flows are summarized in Table 18-8. The closest access point to Kocabaş River from Ağı Dağı would be in the vicinity of the GTW (Figure 18-6), or a distance of approximately 5 km, with a vertical elevation difference of some 750m. As a temporary water supply, Kocabaş River is approximately 20-25 km from Kirazlı, and is probably not feasible as a temporary supply of construction water.

Flows on Kocabaş River near the GTW are estimated to be approximately 20% less than at DSI 02-85.

The Altın Zeybek reservoir is to be developed on Bıçkı Deresi, which is a tributary of the Kocabaş River, to provide sustained flows to Ağı Dağı, Kirazlı and local communities (Section 18.3.3). However, for pre-reservoir construction water needs, water demand would need to be met directly from the flows available. During average flow years there appears to be sufficient flow to meet pre-construction water requirements at Ağı Dağı. However, data for minimum monthly flows (Table 18-8) demonstrate that without providing an adequate reservoir, surface flow on the Kocabaş River cannot be relied on to provide 13 L/s during the summer months of extreme dry years.

Table 18-8 Monthly Flow (L/s) at DSI 02-85 on Kocabaş River (1965-2010)

Month	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Average	3,213	3,821	3,867	2,153	1,003	418	171	102	205	564	980	2,477
Minimum	271	604	590	420	98	46	1	0	0	63	147	306

Local Surface Runoff

Pre-reservoir construction water requirements and estimated monthly surface runoff for a nominal 100 Ha for average precipitation conditions is shown in Table 18-9. The runoff estimates are based on derived precipitation for Ağı Dağı and Kirazlı using monthly runoff coefficients from Acinan (2008). During average precipitation years, the data indicate that surface runoff from a nominal 100 Ha could potentially satisfy pre-reservoir construction water demand at Ağı Dağı and Kirazlı during the months from December to March (Table 18-8). However, during the dry months of June to October, little runoff is generated, and local surface water could not meet water demand even from a significantly larger catchment year.

If sufficient storage was available, excess runoff from the wet months could potentially be stored to provide construction water during dry summer months. However, at both Ağı Dağı and Kirazlı, peak construction water demand is at the beginning of construction. Surface water collection channels and storage ponds would need to be in place prior to December 2012 in order to collect and store runoff over the wet season prior to construction. Since construction permits will not be issued by that time, use of local surface runoff for supply of pre-reservoir construction water does not appear feasible.

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Table 18-9 Ağı Dağı and Kirazlı Construction Water Requirements and Estimated Monthly Surface Runoff from 100 Ha of Natural Catchment

	Construction Water Requirement (L/s)		Surface Runoff (L/s)
Month	Ağı Dağı	Kirazlı	(Average Year)
May 2013	–	–	4.7
Jun 2013	–	–	2.5
Jul 2013	–	9.0	0.8
Aug 2013	–	9.0	0.3
Sep 2013	–	9.0	0.3
Oct 2013	10.8	9.0	1.3
Nov 2013	6.0	9.0	4.5
Dec 2013	8.5	5.6	13.2
Jan 2014	8.9	1.7	16.0
Feb 2014	10.3	1.7	21.4
Mar 2014	12.6	1.9	14.2

18.4.6 Post-Reservoir Process Water Supply

Kirazlı

Total raw water monthly demand for all years of operation at Kirazlı is summarized in Table 18-5. The worst case for mine water requirements was determined to be in Year 2 under 1-in-100y dry precipitation conditions with a peak monthly water requirement of 31.6 L/s in June (Figure 18-7). This represents the peak water supply requirement assuming no use of pit contact water.

Pit contact water from direct precipitation, surface runoff and groundwater inflow to the Kirazlı open pit has significant potential to contribute to mine water supply. During average precipitation years for late stages of mine life, and during extreme wet years, Kirazlı will be in positive water balance and pit contact water could potentially provide for all mine water needs. However, during early stages of mining, and during extreme dry years, Kirazlı will be in negative water balance. During the month of June in the worst case dry year (Year 2), pit contact water would provide only a minor contribution to mine water needs, and would reduce the monthly raw water requirement from 31.6 L/s to 30.3 L/s, assuming no significant mine water storage was available. However, if sufficient pond storage were available to accumulate excess pit contact water and to store raw mine make-up water during wet months, water requirements could be averaged out over the year, and the peak net monthly water demand could potentially be reduced from 36.1 L/s to 19.0 L/s. At Kirazlı this would require approximately 132,000 m3 of pond storage.

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Figure 18-7 Kirazlı Mine Water Requirement-Worst Case Scenario

(Year 2, 100y dry conditions) Average Mine Water Requirement (not satisfied by pit contact water) is 18.4 L/s

Ağı Dağı

Total raw water monthly demand was determined for all years of operation at Ağı Dağı and is summarized in Table 18-5. The worst case for mine water requirements was determined to be in Year 3 under 1-in-100y dry precipitation conditions with a peak monthly water demand of 56.1 L/s in July (Figure 18-8). This represents the peak monthly raw water supply requirement assuming no use of pit contact water.

Pit contact water from direct precipitation, surface runoff and groundwater inflow to the Deli and Baba open pits has significant potential to contribute to mine water supply. During average precipitation years for late stages of mine life, and during extreme wet years, Ağı Dağı will be in positive water balance, and pit contact water could potentially provide for all mine water needs. However, during average precipitation years in early mine life, and during extreme dry years, Ağı Dağı will be in negative water balance. During the month of July (Figure 18-8) of the worst-case dry year (Year 3), pit contact water would provide only a minor contribution to mine water needs, and would reduce the monthly raw water requirement from 56.1 L/s to 54.9 L/s, assuming no significant mine water storage was available. However, if sufficient pond storage were available to accumulate excess pit contact water and to store raw mine make-up water during wet months, water requirements could be averaged out over the year, and the peak net water demand could potentially be reduced from 54.9L/s to 26.3 L/s. At Ağı Dağı this would require approximately 255,000 m3 of pond storage.

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Figure 18-8 Ağı Dağı Monthly Mine Water Requirement-Worst Case Scenario

(Year 3, 100y dry conditions) Average mine water requirement (not satisfied by pit contact water) is 26.9 L/s

18.5 Project Buildings

The Kirazlı and Ağı Dağı Projects will share the administration building, the laboratory, central warehouse, and laydown area. The shared facility will be near Etili which is approximately equidistance to each project. Kirazlı and Ağı Dağı will each have independent buildings for the mine shop, mine office/services building, process building (adsorption, desorption, recovery), and change rooms.

18.5.1 Etili Complex

A centralized administrative, laboratory, warehouse and laydown facility will be constructed near Etili which is approximately 11 km north of Ağı Dağı and 15 km east of Kirazlı. This centralized facility will service both the Ağı Dağı and Kirazlı projects. The entire facility will be fenced, along with additional fencing for the warehouse and laydown areas. The general arrangement of the Etli Complex in presented in Figure 18-9.

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Figure 18-9 Etli Complex General Arrangement

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Administration Building

The administration building will be constructed near Etili. The building design was provided by the client and is similar to their existing operation in Mexico. The building will be approximately 1,584 m2 over two levels, and sized to accommodate approximately 35 key administration, supervisory, engineering, geology, and accounting personnel.

The building will include office space for key personnel, a conference and training area, and men and women’s toilet facilities.

Laboratory

A full service laboratory will be constructed near Etili to run all sample analyses required for mining and process operations of the Ağı Dağı and Kirazlı projects. Mine personnel from each respective project will deliver the samples for analysis. The laboratory will include sample preparation, fire assay, bullion analyses, AA spectroscopy, particle size distribution analyses and metallurgical testing. The laboratory is sized to process up to 300 solid samples per day and up to 200 solution samples per day. The laboratory will be 902 m2 and will be equipped with a dust collection system with a baghouse for the sample preparation area and a ventilation system with a wet scrubber for the wet lab area. Laboratory metallurgical chemical wastes will be stored temporarily on site and transported to the mine site for disposal in the process systems.

Warehouse and Laydown Area

The warehouse facility near Etili will be 4,134 m2 of building and 1,498 m2 of covered yard, of which a portion will be covered. It will include loading docks along with covered and open storage areas. This facility will be used to store consumables and spare parts common to both projects.

The fenced laydown area is in close proximity to the main warehouse facility and will be mainly used for reagent storage. With a footprint of 3,588 m2, the area includes a loading dock, perimeter fencing, and open/closed storage areas (1,506 m2 covered). Cyanide will not be stored at the central facility and will only be stored at the project sites.

18.5.2 Kirazlı Mine Buildings

Mine Shop

A shop will be erected on a site near the entrance to the property east of the Kirazlı pits. The shop will be 1,220 m2 and have 3 work bays with an internal clearance of 11.7 m which should accommodate the earthmoving equipment anticipated for this project. The shop will have concrete floors, metal siding and a 10 ton overhead crane system to facilitate all anticipated repairs on the earthmoving fleet. Areas will be allocated for mechanical, electrical, welding, and maintenance. Adjacent to the shop building will be a wash bay. The wash down drainage from equipment washing will be directed to an oil-water separator. The shop will have offices and a break room in the mezzanine. An area for approximately 75 mine and maintenance personnel lockers will be provided in the break area. A first aid area will be designated in the Mine Shop. A warehouse for mine equipment spares will be incorporated into the general shop building with an adjacent fenced yard for outdoor storage.

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Process Building

The ADR building for the Kirazlı Project will be 1,383 m2 and house the carbon adsorption columns and the elution circuit. The masonry block refinery is adjacent to the ADR building and is 370 m2. A break room will be provided in the ADR building. The break room with have lockers and a dining area for the approximately 30 process personnel. A small laboratory will be constructed within the ADR and equipped with an AA, pH, titration and other chemical measurement devices for process control.

Mine Office and Services Building

A 1,087 m2 mine office and services building will be constructed at the Kirazlı Mine site. This will provide office space for onsite project administrators, exploration, environmental compliance and engineering staff. A safety and training room with a capacity of 50 employees is included. A two bed medical clinic facility is located in the mine office and services building.

Change Room

The 390 m2 change room is located next to the shop near the entrance to the Kirazlı project. The change room will include a set of “clean clothes” lockers, showers, washrooms and “work lockers.” Segregated change facilities will be provided for both 300 men and approximately 20 women.

Guard House

The 24 m2 guard house is located adjacent to the entrance to the Kirazlı project. The guard house will be manned continuously and guards will monitor entrance to and exit from the property.

18.5.3 Ağı Dağı Mine Buildings

Mine Shop

A shop will be erected on a site near the primary crusher. The shop will be 1,850 m2 and have 6 work bays with an internal clearance of 11.7 m which should accommodate the earthmoving equipment anticipated for this project. The shop will have concrete floors, metal siding and an overhead crane system to facilitate all anticipated repairs on the earthmoving fleet. Areas will be allocated for mechanical, electrical and welding maintenance. Adjacent to the shop building will be a wash bay. The wash down drainage from equipment washing will be directed to an oil-water separator. The shop will have offices and a break room in the mezzanine. An area for approximately 150 mine and maintenance personnel lockers will be provided in the break area. A warehouse for mine equipment spares will be incorporated into the general shop building with an adjacent fenced yard for outdoor storage.

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Process Buildings

The ADR building for the Ağı Dağı Project will be 1,383 m2 and house the carbon adsorption columns and the elution circuit. The masonry block refinery is adjacent to the ADR building and is 370 m2. A break room will be provided in the ADR building. The break room with have lockers and a dining area for the approximately 30 process personnel. A small laboratory will be constructed within the ADR and equipped with an AA, pH, titration and other chemical measurement devices for process control.

Mine Office and Services Building

A 1,087 m2 mine office and services building will be constructed at the Ağı Dağı Mine site. This will provide office space for onsite project administrators, exploration, environmental compliance and engineering staff. A safety and training room with a capacity of 50 employees is included. A two bed medical clinic facility is located in the mine office and services building.

Change Room

The 390 m2 change room is located next to the shop near the entrance to the Ağı Dağı project. The change room will include a set of “clean clothes” lockers, showers, washrooms and “work lockers.” Segregated change facilities will be provided for both 300 men and approximately 20 women.

Guard House

The 24 m2 guard house is located adjacent to the entrance to the Ağı Dağı project. The guard house will be manned continuously and guards will monitor entrance to and exit from the property.

18.6 Diesel Fuel Delivery and Storage Systems

Diesel fuel will be delivered to the mine site via tanker trucks and stored in tanks at each site. The storage tanks will be in placed in lined basins to assure no fuel is leaked to the environment. Fuel trucks will deliver fuel to the mine mobile equipment.

It is assumed that the fuel vendor will supply and install the necessary tankage and equipment required for fuel storage and dispensing.

18.7 Explosives Storage

An explosives storage area will be constructed in compliance with all prevailing Turkish requirements. The security controls for this area includes perimeter fencing, securely locked area, and regular patrols by security guards. Only authorized personnel will be allowed within the explosive facility and the access keys will be rigorously controlled. The tentative location at Ağı Dağı is 800 m south of the Deli Pit and at Kirazlı is 1800 m SE of the Kirazlı Pit.

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18.8 Site Services

18.8.1 Security

The Kirazlı and Ağı Dağı sites will be fenced to provide for the safety and security of the workers and the general public. A livestock fence will surround each property with chain link fences surrounding the recovery plant and pregnant pond areas at each site. A guardhouse will be staffed at the entry to each of the properties and will be manned 24 hours per day. In addition, roaming guards will be assigned to patrol the facilities.

18.8.2 First Aid

An area within the Mine Office and Services building at Kirazlı and Ağı Dağı will be designated as a first aid area. An ambulance will be available for emergency transport of workers.

18.8.3 Communications

Voice and data communications will be established at the project site to the administration office by hard wire and/or wireless. On site communications will be by radio. Cell phone reception is available throughout most of the sites.

18.8.4 Transportation

Transportation will be provided for the workers from Etili to the mine via buses and vans on scheduled shift changes. Light vehicles and pickups will be provided to transport mine workers on the project site to their respective work areas.

18.8.5 Solid Waste Disposal

Waste will be managed in dumpsters or other appropriate waste containers. All containers will be covered (or covered and weighted, if covers are not attached) to reduce the potential for blowing trash. Containers used on site will be labeled. Trash from office and lunch areas will be bagged. Municipalities and/or waste disposal companies will be contracted as necessary for off-site transportation and disposal.

On site burning of any waste materials, vegetation, domestic waste, etc. will not be allowed. No waste will be disposed of or buried on site. Illegal dumping on site, along public roads or in the surrounding areas including natural water courses will not be allowed.

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19.	MARKET STUDIES AND CONTRACTS

Gold production is likely to be sold on the spot market through marketing experts retained by Alamos Gold. Gold can be readily sold on numerous markets throughout the world and its market price at any particular time is easily and reliably ascertained. The large numbers of available gold purchasers allow for gold production to be sold on a regular and predictable basis, and on a competitive basis with respect to the spot price.

Alamos expects that terms contained within any sales contract that could be entered into would be typical of, and consistent with, standard industry practices, and be similar to contracts for the supply of gold elsewhere in the world.

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20.	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

20.1 Introduction

This chapter outlines the major environmental and socio-economic issues that might result from and/or affect the proposed mine developments (issues scoping); presents a synopsis of baseline environmental and socio-economic conditions in the Kirazlı and Ağı Dağı project areas and the potential area of influence of the proposed projects; and summarizes the geochemical evaluation, site water management and conceptual closure plan for the projects.

Some environmental issues like hydrology and hydrogeology have a two-way effect on mining projects: they impact both the environment and the project. The baseline synopsis in this chapter provides an overview of significant aspects regarding environmental impacts; the impacts of the environment on the projects were addressed in specific studies (such as the geotechnical studies) which are addressed elsewhere. The summary of findings from the geochemical evaluation and the conceptual closure plan for Kirazlı and Ağı Dağı projects, on the other hand, are included in this chapter. Section 20.4 presents the methodology in geochemical evaluation and summarizes the results of the environmental characterization program and the water quality predictions for Kirazlı and Ağı Dağı projects. Section 20.5 sets out the objectives, assumptions and approach in site water management for Kirazlı and Ağı Dağı projects. Section 20.6 outlines the general approach to closure for both Kirazlı and Ağı Dağı projects. Section 20.7 provides a discussion of the EIA process and required permits and licenses. Social concerns regarding the Kirazlı and Ağı Dağı projects, as identified by the community relations program by Alamos, Kuzey Biga and Doğu Biga, and by the socio-economic study, are dealt with in Section 20.8 (Social Impact and Community Relations).

Geographical coverage and time extent of the baseline studies, and issues scoping have been and will continue to be an iterative process throughout project development. Environmental teams and engineering design teams held, and continue to hold, regular meetings to discuss issues of concern and advise the development and analysis of project alternatives and mitigation measures.

The engineering design is implemented to North American environmental standards and to best industry practice. North American standards are generally more stringent than their Turkish counterparts; nevertheless, discrepancies with Turkish environmental standards related to mining were addressed in all relevant project discussions and meetings throughout project development, site selection, analyses of alternatives, development of mitigation measures and planning for closure and monitoring. In addition to standards and regulations, permitting requirements by related governmental agencies like the Forestry Department and State Hydraulic Works (DSI) are to be addressed upon the official initiation of the environmental impact assessment (EIA) process for the proposed mine developments.

20.1.1 Issues Scoping

As noted above, issues scoping is an iterative process. Table 20-1 presents the preliminary matrix used for issues scoping, based on understanding of the proposed mine development projects at the

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time of the writing of this chapter. The scoping matrix presents the specific studies being carried out to address the potential issues (for example, geochemical evaluation to address the potential for acid rock drainage) and to collect necessary baseline data for impact assessment.

20.1.2 History of Baseline Studies

Baseline studies were first started in December 2006 at both Kirazlı and Ağı Dağı sites (SRK 2008a and 2008b). The initial study covered one year field studies, installation of site meteorological stations, collection of literature data and data analysis. This was followed by a second stage monitoring focused on water quality sampling in 2008 and 2009 (SRK 2009a and 2009b). The geographical coverage of these studies was the license areas in general, since the prospects were still being explored at the time and project footprints were not yet defined.

Table 20-1 Preliminary Issues Scoping, Baseline and Technical Studies Addressing the Issues

	Mobilization and Construction	Operation	Closure and Reclamation
Project Activities

Land acquisition

Access & service roads

Construction camp

Electrical & Telecommunications

Community water supply

Mine water supply

Drainage channels

Site clearing (tree cutting & topsoil removal-temporary storage)

Pre-production stripping

Preparation of heap leach pads (grading, lining, piping) and ponds

Mining fleet

Pit development - pit dewatering

Blasting

Slope stability & erosion control

Surface run-off control (site water management)

Hauling (ore and waste rock)

Stockpiling (ore)

Crushing

Agglomeration

Solution preparation

Heap leaching

ADR plant

Shipping (of dore)

Waste management (incl. waste rock, process & domestic wastes)

Concurrent / progressive reclamation (incl. Backfilling)

Removal of facilities (offices, ADR plant, etc.)

Backfilling

Slope stability & erosion control

Surface run-off control

Rinsing (of spent ore heaps)

Covering (with topsoil and other cover materials)

Revegetation

Planting native trees & seedlings

Monitoring (water quality, natural succession of vegetation, etc.)

Issues & Disciplines
PHYSICO-CHEMICAL
Topography, geomorphology			Conceptual closure plan
Geology & geochemistry		Geochemical evaluation	Geochemical evaluation
Hydrogeology & groundwater quality	Sampling and monitoring Hydrogeology modeling	Sampling and monitoring Hydrogeology modeling Pit dewatering & inflow model Unsaturated flow model (HLF & WRD) Contaminant transport model	Sampling and monitoring Hydrogeology modeling Pit dewatering & inflow model Unsaturated flow model (HLF & WRD) Contaminant transport model
Hydrology & surface water quality	Sampling and monitoring Site water management plan	Sampling and monitoring Site water management plan	Sampling and monitoring Site water management plan
Soil quality & land use capability class	Soil sampling	Soil sampling	Conceptual closure plan
Climate, air quality	Site meteorology station Air quality sampling Dust modeling (not started)	Site meteorology station Air quality sampling Dust modeling (not started)
Noise & vibration	Noise measurements Noise calculations (not started)	Noise measurements Noise calculations (not started)

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	Mobilization and Construction	Operation	Closure and Reclamation
Catastrophic events, natural risks	Geotechnical analysis	Geotechnical analysis	Geotechnical analysis
BIOLOGICAL
Flora, vegetation	Ecology field study	Ecology field study	Ecology field study Conceptual closure plan
Fauna, terrestrial habitats	Ecology field study	Ecology field study	Ecology field study Conceptual closure plan
Fish, aquatic habitats	Ecology field study	Ecology field study	Ecology field study Conceptual closure plan
Protected areas, natural habitats & biodiversity	Ecology field study	Ecology field study	Ecology field study Conceptual closure plan
SOCIO-ECONOMIC
Local /Regional economy	Socio-economic field study	Socio-economic field study
Demography	Socio-economic field study	Socio-economic field study
Land use			Conceptual closure plan
Infrastructure & services (incl. Traffic)	Socio-economic field study	Socio-economic field study	Conceptual closure plan
Archaeology & cultural property	Socio-economic field study	Socio-economic field study
Visual & aesthetics			Conceptual closure plan

Upon the acquisition of the projects by Alamos, field studies that were geographically more focused on project footprint areas and the areas of influence of the respective projects were initiated in 2010. A socio-economic survey was also conducted in 2010 in the settlements within the area of influence of the projects. A set of ecological field studies that focused on the project footprints was carried out in 2010. The ecological field studies were planned and carried out to identify the presence and distribution of species of national and international concern within the areas located within the area of direct and indirect influence of the proposed mine developments. Additional air quality and noise measurements were carried out to supplement the previously collected data and to establish an up-to-date database. Surface water and groundwater quality field sampling and monitoring is still on-going, with the addition of new locations as necessary in accordance with project development. In addition, in 2010 and 2011 snowpack data was collected and considered in the water balance and precipitation data.

20.1.3 Regional Baseline

Climate and Meteorology

Çanakkale, where Kirazlı and Ağı Dağı mine sites are located, is within Marmara climate zone, which is a transition region between Mediterranean, Black Sea and, to an extent, continental climate. Areas along the coast of Çanakkale have Mediterranean climate characteristics; winters are warm and rainy, summers are dry and hot. The typical vegetation of this climate type is maquis/scrub. Inner and higher regions, especially north-facing sides of the hills, have Black Sea climate type. This climate type receives rain in all seasons; in fall, rains are the heaviest and in spring they are the lowest. Typical vegetation of Black Sea climate is mountain forests. In more inner regions, continental climate is dominant. Snowfall has been observed at high elevations, which may include the locations of the mine sites; however a snow cover is only expected to be intermittent during the winter period.

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There are four meteorology stations belonging to the State Meteorology Works (DMI) in the area. These are Çanakkale (primary station), Çan, Bayramiç and Kirazlı stations. Also, there is the Bezirganlar precipitation station in the area, operated by State Hydraulic Works (DSI). All of the regional stations are situated at low elevations compared to the proposed mine developments. Furthermore, only Çanakkale is still operating to date. To collect site-specific data, two automatic meteorology stations were erected in May 2007, one next to the Kirazlı fire tower and the other next to the Ağı Dağı fire tower. KBM has also installed additional stations in 2010 for data verification. A comparison of local and regional data was undertaken to support the derivation of long-term local climate conditions at the mine sites, which is presented as Appendix 8a of the Prefeasibility Study. In the following sections, site conditions are described based on the climate baseline update study. The climate update study also provided input to engineering design and closure planning of the proposed projects regarding extreme precipitation events at the mine sites.

The average annual temperature is 15°C at Çanakkale DMI station which is currently the only active regional long-term station. In general, the hottest temperatures in the region occur on the coast (Çanakkale). Temperatures tend to drop with distance inland and with increasing elevation. The highest temperatures are observed in the month of July, while the coldest temperatures occur in January. The average annual rainfall is approximately 580 mm at Çanakkale DMI station. The highest precipitation amounts are observed in the months of November and December, whereas the lowest precipitation amounts occur in July and August. Precipitation amounts tend to decrease from the northeast to southwest direction, with distance inland.

Regional Demographics

Çanakkale Province, the largest metropolitan center to both Kirazlı and Ağı Dağı mine sites, has total population of 490,397 according to the 2010 results of Address-Based Population Registration System (ADNKS), and the total population in the central district is 136,484. Çan, with a total population of 50,669, is the third largest district after the central district and Biga (population 80,982). In Çanakkale Province, male and female populations are almost equal to each other (52% male – 48% female). In Çanakkale Province, 55% of the total population lives in the province center or district centers and 45% in the villages.

Population and agricultural activity is concentrated in the valleys, whereas stock-breeding is the predominant economic activity in the highlands that are generally forested. Both Kirazlı and Ağı Dağı project areas are located in such forested highlands which are owned and managed by the State.

20.2 Kirazlı Baseline

20.2.1 Climate and Meteorology

Figure 20-1 compares the monthly precipitation averages at the local stations of Kirazlı and Ağı Dağı with those of the regional station at Çanakkale. Similar seasonal trends are observable between Kirazlı, Ağı Dağı and regional stations, with relatively high amounts of precipitation during January to March, and lower quantities from April to September. Precipitation amounts at Kirazlı and Ağı Dağı are consistently higher than those at Çanakkale, reflecting the higher elevation of the mine site compared to the regional station and the possible orographic enhancement of precipitation amounts in the

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mountainous areas. Precipitation amounts are however markedly higher at Kirazlı than at either of the other two stations. Additional precipitation observations should be collected at Kirazlı station for greater confidence in the use of the data to establish long term precipitation characteristics at Kirazlı mine site.

Figure 20-1 Local and Regional Average Monthly Precipitation

Figure 20-2 compares the monthly air temperature averages at the local stations of Ağı Dağı and Kirazlı with those of the regional station at Çanakkale. Seasonal trends are similar at the local stations and Çanakkale. Air temperature is observed to be consistently lower at the local stations compared to Çanakkale, due to the higher altitude of both mine site locations.

Figure 20-2 Local and Regional Average Monthly Air Temperatures

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The dominant wind direction at Çanakkale is from the northeast quadrant on an annual basis, with less frequent yet particularly strong wind from the southwest. Average annual wind speeds are 2.8 m/s, with the strongest winds occurring from the south in the winter at an average speed of 6.1 m/s.

Wind characteristics observed at Kirazlı are appreciably different from those at Çanakkale and Ağı Dağı. On an annual basis, winds are dominantly from the northwest quadrant, with some occurrence of winds from the southwest in winter, southeast in spring and fall, and northeast in summer. Wind speeds were observed to be significantly higher at Kirazlı than those at Çanakkale and Ağı Dağı, with an average annual speed of 7.7 m/s.

20.2.2 Ambient Air Quality

The project area is covered with forest vegetation; there are no sources of air contaminants in close vicinity of Kirazlı property; except for the coal-fired Çan thermal power plant which is in operation with a capacity of 320 MW approximately 20 km east to the project site. In order to determine the existing air quality, PM10 measurements were made in Kirazlı, Yukarışapçı and Alanköy villages and Kirazlı fire tower; and in addition NO2 and SO2 measurements were made at six locations. Settled dust measurements were also made at Kirazlı fire tower and Kirazlı Village. The results indicate the good air quality in the region.

20.2.3 Noise Levels

In order to determine the background noise levels at the project site and in its close vicinity, noise measurements were made at Kirazlı and Cazgırlar villages and at two locations within the project area. The results are low; reflecting the rural characteristics of the site.

20.2.4 Hydrogeology and Hydrology

Hydrology

Kirazlı is located within the Atıkhisar reservoir’s basin (subwatershed of Koca Creek basin) and Menderes Creek basin. There are many seasonal creeks in the project area, some joining Koca Creek and some joining Menderes Creek. Northerly flowing creeks firstly reach Nurkayan and Armutcuk creeks, which subsequently join Koca Creek. Southerly flowing Gulduren and Kestane creeks reach Menderes Creek. The main water basins around the project site are presented in Figure 20-3.

Koca Creek, which is called Sari Creek after Kirazlı village, flows in east-west direction and discharges to the Atıkhisar Reservoir after 15 km. Atıkhisar reservoir is used for irrigation (40%), flood protection (50%) and drinking water (10%) purposes.

Because Atıkhisar reservoir is used for drinking water purposes, it has protection zones according to the Water Pollution Control Regulation (WPCR), 2004, No:25687. The protection zones defined by the WPCR are presented below:

•	Absolute Protection Area: 300 m buffer zone from the reservoir

•	Near Distance Protection Area: 300-1000 m buffer zone from the reservoir

•	Middle Distance Protection Area: 1000-2000 m buffer zone from the reservoir

•	Far Distance Protection Area-A:2000-5000 m buffer zone from the reservoir

•	Far Distance Protection Area-B: Buffer zone from middle distance protection area to the catchment boundary of the reservoir.

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The Kirazlı project area is located in the Far Distance Protection Area-B (Figure 20-3). According to the WPCR:

•	Wastewater generated by activities must be discharged to the outside of watershed complying with the discharge criteria listed in Table-5 to Table-21 in the WPCR, or recycled in the process.

•	In this area, landfill and waste disposal sites can be established after the approval of MoEUP.

The Kirazlı project will not generate process wastewater and will not include on-site burial of wastes. Kirazlı project is designed in compliance with the above requirements.

Figure 20-3 Main Water Basins around the Kirazlı Project Area

Hydrogeology

The Kirazlı region has a complex geological formation since it is located between Northern Anatolian Fault System in the north and Aegean Horst-Graben System in the south. Subjected to compression and expansion series with different directions, this region caused the formation of fractured structure with alteration and silicification inside volcanic units in the project area which can be classified as an aquifer. Nevertheless, no unit which can be classified as highly conductive has been encountered in the project area. Due to irregular distribution of the fractured system caused by chemical composition, alteration and tectonics on these rocks, the conductivity values vary among volcanics.

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Locations of springs in Kirazlı are provided on Figure 20-4. As can be seen, springs are found to be sparsely distributed over the area, principally on the north side of Kirazlı. Some springs are located in the stream channels and during dry season some of the natural discharge of groundwater cannot be observed due to evapotranspiration. Location of some springs at the ridges and their relatively large discharge values suggest the presence of a structurally controlled groundwater system.

Two springs KP-02 and KP-04 located in the north and northwestern part of the planned Kirazlı open-pit are currently providing water to Kirazlıalan and Kirazlı villages, respectively (Figure 20-4). The spring discharges have been measured at the water depots (KD-01 & KD-02). Other two of the springs at which relatively lower flow was observed, are located around the same locations.

Yukarisapci and Cazgırlar are other villages which supply their water from the depots shown in the Figure 20-4 located at 4 km and 2.5 km distance to the project site.

Figure 20-4 Village Water Sources in Kirazlı Project Area

Groundwater Modeling

A hydrogeological assessment and groundwater modeling study was carried out for the Kirazlı project. The conceptual understanding of site conditions was implemented in a three-dimensional hydrogeological model of the area which, following calibration to pre-development conditions, was used to predict future groundwater conditions resulting from mining. The model calibrated hydraulic heads and the reference data considered in the model calibration is presented in Figure 20-5.

The predicted water table is generally a subdued reflection of topography with groundwater divides generally corresponding to surface water divides. Because of the relatively high level of precipitation in

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the area and strong topographic relief, the groundwater flow system is primarily driven by recharge occurring over higher elevation areas of each watershed or sub-watershed, which discharges to the nearest stream. In agreement with hydrological observations, streams were predicted to generally gain water from the groundwater flow system. In areas of steep topographic relief, as in the area of WRFs and HLP, the water table was predicted to be near the ground surface on the face of the slopes, where seepage faces are likely present.

Figure 20-5 Kirazlı Model Calibrated Heads and Reference Data

20.2.5 Groundwater and Surface Water Quality

Surface Water

To establish the baseline surface water quality conditions in the Kirazlı project area and its area of influence, sub-basins were determined for each of the main water basins (Figure 20-4) around the Kirazlı project area, and a total of 10 surface water monitoring/sampling stations were determined. Starting with 2007, monthly observations (flow rate and in-situ parameters such as pH, temperature, electrical conductivity, dissolved oxygen) and seasonal sampling (samples for laboratory analysis) were performed at these locations during the baseline investigations (SRK, 2008b). Additional sampling was conducted in 2009 by SRK and in January 2011 by Golder. In May 2011, Golder started water quality sampling program and conducted three sampling and monitoring sessions (in May, August, and November 2011) and five monitoring sessions (in June, July, September, October, and December 2011). Water quality sampling is being conducted seasonally for the Kirazlı project for the locations selected for the program.

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Two of the surface water sampling stations (KY-4 and KY-10) were found to be of poor water quality, with pH around 4 and elevated aluminum (Al) concentrations in the order of 5-10 mg/L. Elevated cobalt (Co), iron (Fe) and manganese (Mn) concentrations almost always accompanied low pH and elevated Al. Occasionally, copper (Cu), nickel (Ni) and zinc (Zn) concentrations were also found to be elevated.

Groundwater: To establish the baseline surface water quality conditions in the Kirazlı project area and its area of influence, a total of four monitoring wells were developed. In addition to these monitoring wells; fountains, springs, water supply wells, community water depots and other water wells dug by the local people in the project area were included in the monitoring and sampling program. Starting with 2007, monthly observations (flow rate and in-situ parameters such as pH, temperature, electrical conductivity, dissolved oxygen) and seasonal sampling (samples for laboratory analysis) are performed at these locations.

Groundwater in the project area was found to be of poor quality at all groundwater sampling stations. The pH values were in the range of 6.5 to 7.5, except for the depots with pH around 3.7. Elevated metal concentrations were observed at all of the monitoring wells developed for the Kirazlı project; the most significant ones are Al, Fe, Pb, Mn and Zn. The main reason for elevated metal concentrations is considered to be a combination of geology, alteration, mineralization and structural factors.

20.2.6 Soils and Land Use Capability

According to the classification adopted by the Ministry of Agriculture and Rural Works and based on the 1/100,000 scaled soil maps prepared by the Ministry, non-calcareous brown forest soils are dominant throughout Kirazlı project area. Non-calcareous brown forest soils are defined as follows:

Non-calcareous Brown Forest Soils	Soils with A (B) C profile. A horizon is well formed and has a porous structure. (B) horizon is weakly formed. It has a brown or dark brown granular or round angular block structure. Clay deposition is either nonexistent or very faint in the B horizon. Boundaries of the horizon are a gradual transitive. In general, non-calcareous brown forest soils are found under deciduous forest vegetation.

Land use capability classes are rated from I (best) to VIII (worst) in the classification adopted by the Ministry, which takes the suitability of the land for cultivation as basis. All of Kirazlı project area is Class VII soils, which are defined as follows: “It is not economical for agricultural activities, but it is suitable for weak pasture or forestation field”.

The soil classification and land use capability class indicate that Kirazlı project area has severe limitations and therefore is not suitable for agriculture.

20.2.7 Flora

Forest vegetation is dominant at Kirazlı project area since the settlements are sparse and the area has not been much disturbed. The area is covered with deciduous and evergreen trees. Dominant plants comprising the deciduous forest vegetation are Quercus cerris (oak), Quercus frainetto, Quercus petraea and Castanea sativa (chestnut). The dominance of these species varies depending on the

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elevation and the type of the soil. Dominant species in the evergreen forest areas are Pinus nigra subsp. nigra var. caramanica (black pine) and Pinus brutia (red pine). The red pines are the natural vegetation; however, most of the black pines were planted. Since both the deciduous trees and the evergreens forming the forest vegetation are very dense, the herbaceous flora forming the underbrush is usually poorly developed. Rhododendron luteum (yellow azalea) and Erica arborea (tree heath) which are distributed mainly in the Black Sea region were observed to form communities in the forest underbrush.

A total of 282 taxa (species and subspecies) belonging to 56 families were identified in the Kirazlı project area. Seven of the identified species are endemic in Turkey. The most significant finding is that a mullein species collected from the summit of the Kirazlı hill is a new species for the science world. The publishing of the article related to this new flora species Verbascum hasbenlii Aytaç & H. Duman is in progress. The first locality this new species was identified is the Kirazlı mountain Çatalkaya hill. Because this new species will be impacted by project activities, it was investigated whether this new species also exist in similar habitats outside the project area. It was determined that healthy populations of this new species are found on the metamorphic rocks in the vicinity of Kirazlı Village. Nevertheless, the threat status of this new species is CR (critical). The species Crocus candidus identified at lower elevations in the project area is of VU (vulnerable) category. However, this species is known from different localities in both Balıkesir and Çanakkale. The other endemic species identified in the project area are widespread and of LC (least concern) category.

The “Important Plant Areas (IPAs)” in the vicinity of Kirazlı and Ağı Dağı project areas are “Kazdağı IPA” and “Biga Mountains IPA”. Kirazlı license area is within the “Biga Mountains IPA” and about 25 km northwest of “Kazdağı IPA”; whereas Ağı Dağı license area is partly within “Kazdağı IPA” and about 17 km southeast of “Biga Mountains IPA”. Based on the results of the field studies conducted so far, the species that are found in the Biga Mountain Important Plant Area and make the area an “important plant area”, namely the Galanthus trojanus (Kardelen) and Paeonia mascula subsp. boduri, do not exist within the project areas. Moreover, none of the large number of endemic species found in the Kazdağı National Park and Kazdağı Important Plant Area was identified in the project areas. This is due to the differences in the habitats, as expected: almost all of the endemic species in the Kazdağı area are found at elevations between 1500-1800 m in clearances above forest areas, whereas Kirazlı and Ağı Dağı project areas are at 550-900 m elevation.

20.2.8 Fauna

A total of 17 mammal species was identified in the Kirazlı project area, of which five were direct observation and 12 were based on communication with local people and literature review. Based on the information obtained from the local people, the most abundant mammal species in the area is Sus scrofa (wild boar). The catch obtained from the traps set up in the project area during the field studies indicated that small rodents are most likely more abundant than other mammal species in the area. None of the identified mammal species are of high risk categories CR, EN, VU (critical, endangered, vulnerable). The identified mammal species are of LC (least concern) category and are widespread in Turkey and in the western Paleartic zoo-geographic region.

A total of 40 bird species was identified in the Kirazlı project area. Many of these species (23 species) were small forest passerines (Passeriformes) since the project area is a forest area. Birds of prey

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identified in the project area were observed to be flying at high altitudes, looking for food. No active nests of the birds of prey were observed in the project area. Approximately half of the observed bird species are migratory species that breed in April-July in the area and then leave the area and Turkey. None of the identified bird species are of high risk categories CR, EN, VU (critical, endangered, vulnerable). The identified bird species are of LC (least concern) category and are widespread in Turkey and in the western Paleartic zoo-geographic region.

A total of 10 reptile species was identified in the Kirazlı project area. Based on the information obtained from the local people, the most abundant reptile species in the area is Podarcis muralis (common wall lizard). The field observations in the project area indicated that other reptile species are rare in the area. The identified reptile species are of LC (least concern) category and are widespread in Turkey and in the western Paleartic zoo-geographic region. The only exception is Testudo graeca (spur-thighed tortoise) which is in VU (vulnerable) category. This tortoise species, however, is widespread throughout Turkey except for the eastern Black Sea region.

Only one amphibian species was identified in the Kirazlı project area, namely Bufo bufo (common toad). It is considered that the lack of significant aquatic habitats suitable for amphibians is the reason for this observation. The abundance of this amphibian species in the area is considered to be low. This amphibian species is of LC (least concern) category and widespread in Turkey and in the western Paleartic zoo-geographic region.

20.2.9 Protected Areas

The closest protected areas to the Kirazlı mine site are Kazdağı National Park, Kazdağı Göknarı Natural Protection Area and Kalkım Game Area, located approximately 20 km southeast of the project area (Figure 20-6). There is no national park, wetland, nature reserve, biogenetic reserve area or special environmental protection area within the Kirazlı project and license area boundaries.

Kirazlı project is located in the Far Distance Protection Area-B of Atıkhisar reservoir (Figure 20-3). According to the WPCR:

•	Wastewater generated by activities must be discharged to the outside of watershed complying with the discharge criteria listed in Table-5 to Table-21 in the WPCR, or recycled in the process.

•	In this area, landfill and waste disposal sites can be established after the approval of MoEUP.

The Kirazlı project will not generate process wastewater and will not include on-site burial of wastes. Kirazlı project is designed in compliance with the above requirements.

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Figure 20-6 Protected Areas

(Kazdağı National Park, Kazdağı-Göknarı Natural Protection Area and Kalkım Game Area)

20.2.10 Local Demographics

Kirazlı and Cazgırlar are the villages closest to the Kirazlı project site. In addition; Yukarışapçı and Karacalar villages are other settlements close to the project site. The population in these villages according to the 2010 results of Address-Based Population Registration System (ADNKS) is presented in Table 20-2. In Kirazlı, Karacalar and Cazgırlar villages, male populations are slightly higher than female populations (55% male – 45% female). In Yukarışapçı Village the opposite trend is observed (46% male – 54% female).

Table 20-2 Populations of the Settlements in the Vicinity of Kirazlı Project Area

(2010 Census Data from Address-Based Population Registration System [ADNKS])

Province	District	Subdistrict	Village	Total	Total Male	Female
Çanakkale	Merkez (central district)	Kirazlı	Kirazlı	128	71	57
			Karacalar	55	30	25
	Bayramiç	Yiğitler	Cazgırlar	78	42	36
			Yukarışapçı	114	53	61

Based on the results of the socio-economic baseline field survey carried out in the summer of 2010, the average size of households in the 4 villages mentioned in Table 20-3 is 3.0; which is lower than the national average of 4.4. About 89% of the population in these four villages is married, and 11% single.

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The average total dependency ratio1 in the 4 villages is 37.2%, which is slightly higher than the national average (34.9%). The majority of the dependents are elderly (average child dependency 14.9%, average elderly dependency ratio 22.3%) in the 4 villages, which is in contrast to the national average (average child dependency 29.2%, average elderly dependency ratio 5.7%). The adult average education period is 6.1 years, which is equal to the national average for urban centers. (The adult average education period in urban areas is 6 years nation-wide; and 4 years in rural areas). The percentage of illiterate adults (8.6%) is lower than the national average (11.7%).

20.2.11 Local Economy

The main economic activities in the villages within the area of influence of the Kirazlı mine development according to the socio-economic baseline field survey carried out in the summer of 2010 are presented in Table 20-3. All respondents identified either animal husbandry or agriculture as their first economic activity.

Table 20-3 Economic Activities in the Settlements in the Vicinity of Kirazlı Project Area

(Socio-economic Baseline Field Survey, 2010)

Settlement	1st Economic Activity	2nd Economic Activity	3rd Economic Activity
Kirazlı	Animal Husbandry	Agriculture	Agriculture
Karacalar	Animal Husbandry	Agriculture	Other
Yukarışapçı	Animal Husbandry	Agriculture	Other
Cazgırlar	Agriculture	Animal Husbandry	Fruit Growing

20.2.12 Infrastructure and Services

All of the households in villages located in the area of influence have complete water system, installed through the bathroom, kitchen and toilet inside the houses. About one-fourth of the household heads who responded to the 2010 socio-economic baseline field survey declared complaints about the quality of drinking water in the settlements located in the area of influence. With respect to the reliability of water supplies, approximately three quarters of respondents find their particular source very reliable while almost one fifth of them qualify as only well enough. However, 5% of the respondents find it insufficient.

There exists electricity system in all the settlements. The most common complaint about the electricity system is the very often black-outs. For heating, villagers use mainly wood and at a much lesser extend coal. Specifically, about 5% of respondents indicated that they use coal for heating. About 87% indicated that they buy wood allocated by the government, which indicates in an indirect way that they use wood for heating.

Regarding sanitation facilities, 60% of respondents in the villages in the area of influence declared that they use European style flush toilets in their houses while the remaining 40% use flush latrine toilets. In terms of sewerage, 19.3% of the respondents stated that they are connected to public sewerage system. 21.7% indicated that they have a septic tank regularly emptied by public service while 5%

[1]	The ratio of the combined child population (aged 0 to 14) and elderly population (aged 65 and over) to the working age population (aged 15 to 64). This ratio is usually presented as the number of dependents for every 100 people in the working age population.

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emptied and dumped their septic tanks by their own means. However, almost half of the respondents (46.9%) do not have any sewerage system. They discharge the sewerage to open field. Lack of sewerage system is one of the reasons, which creates various environmental and hygienic problems for the villagers. Domestic solid waste collection and disposal is another issue that relates to environmental pollution and consequently health of the people in the project area. Only 18.3% of the households have solid waste collection system, the rest do not have any system. Dumping to open areas is prevalent in most of the households.

20.3 Ağı Dağı Baseline

20.3.1 Climate and Meteorology

Figure 20-2 compares the monthly precipitation averages at the local stations of Ağı Dağı and Kirazlı with those of the regional station at Çanakkale. The variations in precipitation on a monthly basis are relatively similar for Ağı Dağı and Çanakkale. Precipitation amounts at Ağı Dağı are consistently higher than those at Çanakkale, reflecting the higher elevation of the mine site compared to the regional station and the possible orographic enhancement of precipitation amounts in the mountainous areas.

Figure 20-3 compares the monthly air temperature averages at the local stations of Ağı Dağı and Kirazlı with those of the regional station at Çanakkale. Seasonal trends are similar at the local stations and Çanakkale. Air temperature is observed to be consistently lower at the local stations compared to Çanakkale, due to the higher altitude of both mine site locations.

The dominant wind direction at Çanakkale is from the northeast quadrant on an annual basis, with less frequent yet particularly strong wind from the southwest. Average annual wind speeds are 2.8 m/s, with the strongest winds occurring from the south in the winter at an average speed of 6.1 m/s.

The dominant wind direction at Ağı Dağı is from the northeast quadrant on an annual basis, with some appreciable southern winds during the winter, spring and fall. Average annual wind speed is 3.6 m/s, with the strongest winds from the east northeast occurring through the summer.

20.3.2 Ambient Air Quality

The project area is covered with forest vegetation; there are no sources of air contaminants in close vicinity of Ağı Dağı property; except for the coal-fired Çan thermal power plant which is in operation with a capacity of 320 MW approximately 15 km north to the project site. In order to determine the existing air quality, PM10 measurements were made in Söğütalan, Kızılelma, Bilaller and Karaköy villages and Ağı Dağı pit area; and in addition NO2 and SO2 measurements were made at 9 locations. Settled dust measurements were also made at Ağı Dağı pit area and at Karaköy Village. The results indicate the good air quality in the region.

20.3.3 Noise Levels

In order to determine the background noise levels at the project site and in its close vicinity, noise measurements were made at Söğütalan, Karaköy and Kızılelma villages and four locations within the Ağı Dağı project area. The results are low; reflecting the rural characteristics of the site.

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20.3.4 Hydrogeology and Hydrology

Hydrology

Ağı Dağı project is located on Ağı Mountain which extends from Çırpınınbaşı locality in southwest to Kunkpinari Ridge in northeast and it is called Baba Mountain in southwest and Deli Mountain in northeast. Surface water flows observed in the surroundings of Ağı Mountain are Koca Creek which has a main flow direction of southeast-northwest and Menderes Creek which has a main flow direction of east-west. Large portion of the project area is located in Koca Creek Basin. However, there are some brooks which show discontinuous flows from Babadag locality and feed Menderes Creek. The main water basins around the project site are presented in Figure 20-7.

Koca Creek, which is born and fed by surface waters incoming from Katran Mountain and Ağı Mountain, is located in the south of Ağı Mountain. The DSI-02-85 numbered flow observation station pertaining to General Directorate of State Hydraulic Works (DSI) is located in Uzunalan Village locality on Koca Creek. Koca Creek converges with Kucuk Creek between Tepekoy and Kucukpasa villages and flows in Çan direction. After Çan District, it is called Çan Creek and flows in the direction of Biga District and empties into Marmara Sea 3 km south of Karabiga.

Menderes Creek is born from the south of Ağı Mountain and flows towards Bayramic District. Located approximately 4 km northeast of Bayramiç District, Bayramiç Dam is the first dam on Menderes Creek. Ağı Dağı project is located within the subwatershed of Bayramic reservoir which is used for irrigation (92%), power generation (4%) and drinking water (4%) purposes. The distance of Bayramiç Dam to the project site is approximately 20 kilometers.

Because Bayramic reservoir is used for drinking water purposes, it has protection zones according to the Water Pollution Control Regulation (WPCR), 2004, No:25687. The protection zones defined by the WPCR are presented below:

•	Absolute Protection Area: 300 m buffer zone from the reservoir

•	Near Distance Protection Area: 300-1000 m buffer zone from the reservoir

•	Middle Distance Protection Area: 1000-2000 m buffer zone from the reservoir

•	Far Distance Protection Area-A:2000-5000 m buffer zone from the reservoir

•	Far Distance Protection Area-B: Buffer zone from middle distance protection area to the catchment boundary of the reservoir.

The Ağı Dağı project area is located in the Far Distance Protection Area-B (Figure 20-7). According to the WPCR:

•	Wastewater generated by activities must be discharged to the outside of watershed complying with the discharge criteria listed in Table-5 to Table-21 in the WPCR, or recycled in the process.

•	In this area, landfill and waste disposal sites can be established after the approval of MoEUP.

The Ağı Dağı project will not generate process wastewater and will not include on-site burial of wastes. Ağı Dağı project is designed in compliance with the above requirements.

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Figure 20-7 Main Water Basins around the Ağı Dağı Project Area

Hydrogeology

Ağı Mountain formed with a shortening which has NW-SE direction and developed with multiple expansion regime occurring in Western Anatolian Expansion Region. Formed with strike-slip deformations triggered by Northern Anatolian Fault System, this region can be defined as interaction region of Aegean Horst-Graben System in the south. Since the area is located in a tectonically active region, alteration and silicification took place in volcanic units which alter after metamorphic and metaclastics forming the basement of Ağı Mountain. Nevertheless, no unit which can be classified as highly conductive has been encountered in the project site. Due to irregular distribution of the fractured system caused by chemical composition, alteration and tectonics on these rocks, the conductivity values vary among volcanics.

There are a number of springs in and around the project area. Some of these springs are collected at community water depots that supply water to the nearby villages. These springs are grouped as follows:

•

Four springs located in the western edge of the planned Deli Dag open-pit are currently providing water to 23 villages (Figure 20-8). This water network is named ‘Group Water’. In addition to Group Water sources, there are others springs that supply water to the villages of Söğütalan and Kızılelma. It is also known that water from another source (Aksu spring) is transported by a pipeline to the town of Çan. The spring discharges have been measured at the water depots.

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•	Other groups of springs are located around the proposed HLF. Some of the Söğütalan village water sources are located at the north of ponds and plant area.

•	The last group of springs is located around the WRD. This group consists of Uzunalan village water sources, Bardakcilar spring and 2 other springs observed during field studies.

Figure 20-8 Village Water Sources in Ağı Dağı Project Area

Groundwater Modeling

A hydrogeological assessment and groundwater modeling study was carried out for the Ağı Dağı project. The conceptual understanding of site conditions was implemented in a three-dimensional hydrogeological model of the area which, following calibration to pre-development conditions, was used to predict future groundwater conditions resulting from mining. The model calibrated hydraulic heads and the reference data considered in the model calibration is presented in Figure 20-9.

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Figure 20-9 Ağı Dağı Model Calibrated Hydraulic Heads and Reference Data

The predicted water table is generally a subdued reflection of topography with groundwater divides generally corresponding to surface water divides. Because of the relatively high level of precipitation in the area and strong topographic relief, the groundwater flow system is primarily driven by recharge occurring over higher elevation areas of each watershed or sub-watershed, which discharges to the nearest stream. In agreement with hydrological observations, streams were predicted to generally gain water from the groundwater flow system. In areas of steep topographic relief, as in the area of waste rock dump and heap leach, the water table was predicted to be near the ground surface on the face of the slopes, where seepage faces are likely present.

Using the calibrated model, groundwater levels and well and spring flows were modeled for the Ağı Dağı mine development case. The model results indicate that existing groundwater sources near the pit are to be affected under the current project design. The affected groundwater sources presently supply water to the villages and to Kızılelma groundwater users as well. In order to compensate for the effects on groundwater use, studies for developing and realizing alternative new water supply sources (including construction of a new reservoir) have been initiated

20.3.5 Groundwater and Surface Water Quality

Surface Water

To establish the baseline surface water quality conditions in the Ağı Dağı project area and its area of influence, sub-basins were determined for each of the main water basins (Figure 20-7) around the Ağı Dağı project area, and a total of 12 surface water monitoring/sampling stations were determined.

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Starting with 2007, monthly observations (flow rate and in-situ parameters such as pH, temperature, electrical conductivity, dissolved oxygen) and seasonal sampling (samples for laboratory analysis) were performed at these locations during the baseline investigations (SRK, 2008a). Additional sampling was conducted in 2009 by SRK and in January 2011 by Golder. In May 2011, Golder started water quality sampling program and conducted three sampling and monitoring sessions (in May, August, and November 2011) and five monitoring sessions (in June, July, September, October, and December 2011). Water quality sampling is being conducted seasonally for the Ağı Dağı project for the locations selected for the program. Surface water quality was found to be generally good, with occasional high concentrations of nitrite, phosphorus, aluminum and iron. The main reason for elevated metal concentrations is considered to be a combination of geology, alteration, mineralization and structural factors at the source of these creeks in the upstream; whereas nitrite and phosphorus are considered to be due to antropogenic sources of contamination.

Ground Water

To establish the baseline surface water quality conditions in the Ağı Dağı project area and its area of influence, a total of nine monitoring wells were developed. Additional groundwater monitoring wells (AGK-2, AGK-4, and AGK-10) were completed by Golder following the baseline investigations. In addition to these monitoring wells; fountains, springs, water supply wells, community water depots and other water wells dug by the local people in the project area were included in the monitoring and sampling program. Starting with 2007, monthly observations (flow rate and in-situ parameters such as pH, temperature, electrical conductivity, dissolved oxygen) and seasonal sampling (samples for laboratory analysis) are performed at these locations.

Groundwater in the project area was found to be of poor quality at all groundwater sampling stations. The pH values were in the range of 6.5 to 7.5, except for the depots with pH ranging from 4.5 to 5.5. Elevated metal concentrations were observed at all of the monitoring wells developed for the Ağı Dağı project; the most significant ones are Al, Mn, Fe, Zn, and Pb. The main reason for elevated metal concentrations is considered to be a combination of geology, alteration, mineralization and structural factors.

20.3.6 Soils and Land Use Capability

According to the classification adopted by the Ministry of Agriculture and Rural Works and based on the 1/100,000 scaled soil maps prepared by the Ministry, non-calcareous brown forest soils are dominant throughout Ağı Dağı project area. Non-calcareous brown forest soils are defined as follows:

Non-calcareous Brown Forest Soils	Soils with A (B) C profile. A horizon is well formed and has a porous structure. (B) horizon is weakly formed. It has a brown or dark brown granular or round angular block structure. Clay deposition is either nonexistent or very faint in the B horizon. Boundaries of the horizon are a gradual transitive. In general, non-calcareous brown forest soils are found under deciduous forest vegetation.

Land use capability classes are rated from I (best) to VIII (worst) in the classification adopted by the Ministry, which takes the suitability of the land for cultivation as basis. Approximately half of the Ağı Dağı project area is Class VI soils and the other half is Class VII, which are defined as follows: “It is not economical for agricultural activities, but it is suitable for weak pasture or forestation field”.

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The soil classification and land use capability class indicate that Ağı Dağı project area has severe limitations and therefore is not suitable for agriculture.

20.3.7 Flora

Forest vegetation is dominant at Ağı Dağı project area since the settlements are sparse and the area has not been much disturbed. Most of the area is covered with deciduous trees and a small portion with evergreens. Dominant plants comprising the deciduous forest vegetation are Carpinus betulus (hornbeam), Quercus cerris (oak), Quercus frainetto, Quercus petraea and Castanea sativa (chestnut). The dominance of these species varies depending on the elevation and the type of the soil. Dominant species in the evergreen forest areas are Abies nordmanniana subsp. equi-trojana (Trojan fir) and Pinus nigra subsp. nigra var. caramanica (black pine). Since both the deciduous trees and the evergreens forming the forest vegetation are very dense, the herbaceous flora forming the underbrush is usually poorly developed. Rhododendron luteum (yellow azalea) and Erica arborea (tree heath) which are distributed mainly in the Black Sea region were observed to form communities in the forest underbrush.

A total of 410 taxa (species and subspecies) belonging to 77 families were identified in the Ağı Dağı project area. Twelve (12) of the identified species are endemic in Turkey. Among these endemics, Cirsium steirolepis Petrak was known in the floristic literature only from Kazdağı mountain locality. The collection of this species in the Ağı Dağı project area increased the number of localities of this species. Although not endemics, the regionally distributed species Centaurea athoa DC. and Verbascum ovalifolium Donn ex Sims. subsp. thracicum (Velen.) Murb. were also identified in the Ağı Dağı project area. Other endemics identified in the project area are widespread. The threat status of the endemic species Cirsium steirolepis and Verbascum ovalifolium subsp. Thracicum is EN (endangered). Centaurea athoa (not endemic), Cyclamen hederifolium (not endemic), Digitalis trojana and Crocus candidus are of VU (vulnerable) category. Abies nordmanniana subsp. equi-trojanii is NT (near threatened) and the remaining species are of LC (least concern) category.

The “Important Plant Areas (IPAs)” in the vicinity of Kirazlı and Ağı Dağı project areas are “Kazdağı IPA” and “Biga Mountains IPA”. Kirazlı license area is within the “Biga Mountains IPA” and about 25 km northwest of “Kazdağı IPA”; whereas Ağı Dağı license area is partly within “Kazdağı IPA” and about 17 km southeast of “Biga Mountains IPA”. Based on the results of the field studies conducted so far, the species that are found in the Biga Mountain Important Plant Area and make the area an “important plant area”, namely the Galanthus trojanus (Kardelen) and Paeonia mascula subsp. boduri, do not exist within the project areas. Moreover, none of the large number of endemic species found in the Kazdağı National Park and Kazdağı Important Plant Area was identified in the project areas. This is due to the differences in the habitats, as expected: almost all of the endemic species in the Kazdağı area are found at elevations between 1500-1800 m in clearances above forest areas, whereas Kirazlı and Ağı Dağı project areas are at 550-900 m elevation.

20.3.8 Fauna

A total of 28 mammal species was identified in the Ağı Dağı project area, of which eight were direct observation and 20 were based on communication with local people and literature review. Based on the information obtained from the local people, the most abundant mammal species in the area is Sus scrofa (wild boar). The catch obtained from the traps set up in the project area during the field studies indicated that small rodents are most likely more abundant than other mammal species in the area.

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None of the identified mammal species are of high risk categories CR, EN, VU (critical, endangered, vulnerable). The identified mammal species are of LC (least concern) category and are widespread in Turkey and in the western Paleartic zoo-geographic region.

A total of 82 bird species was identified in the Ağı Dağı project area. The majority of these species (50 species) were small forest passerines (Passeriformes) since the project area is a forest area. Birds of prey identified in the project area were observed to be flying at high altitudes, looking for food. No active nests of the birds of prey were observed in the project area. Approximately half of the observed bird species are migratory species that breed in April-July in the area and then leave the area and Turkey. None of the identified bird species are of high risk categories CR, EN, VU (critical, endangered, vulnerable). The identified bird species are of LC (least concern) category and are widespread in Turkey and in the western Paleartic zoo-geographic region. The only exception is the Coracias garrulous, which is of NT (near threatened) category. Only one individual of this species was observed in the vicinity of the project area, along the Çan road; therefore it is considered that this is a transit species.

A total of 21 reptile species was identified in the Ağı Dağı project area. Based on the information obtained from the local people, the most abundant reptile species in the area is Podarcis muralis (common wall lizard). The field observations in the project area indicated that other reptile species are rare in the area. The identified reptile species are of LC (least concern) category and are widespread in Turkey and in the western Paleartic zoo-geographic region. The only exception is Testudo graeca (spur-thighed tortoise) which is in VU (vulnerable) category. This tortoise species, however, is widespread throughout Turkey except for the eastern Black Sea region.

A total of six amphibian species was identified in the Ağı Dağı project area. The field observations in the project area indicated that the abundance of amphibian species in the area is low to medium. The identified amphibian species are of LC (least concern) category and are widespread in Turkey and in the western Paleartic zoo-geographic region.

20.3.9 Protected Areas

The closest protected areas to the Ağı Dağı mine site are Kazdağı National Park, Kazdağı Göknarı Natural Protection Area and Kalkım Game Area, located approximately 13 km south (Figure 20-12). There is no national park, wetland, nature reserve, biogenetic reserve area or special environmental protection area within the Ağı Dağı project and license area boundaries.

Ağı Dağı project is located in the Far Distance Protection Area-B of Bayramiç reservoir (Figure 20-13). According to the WPCR:

•	Wastewater generated by activities must be discharged to the outside of watershed complying with the discharge criteria listed in Table-5 to Table-21 in the WPCR, or recycled in the process.

•	In this area, landfill and waste disposal sites can be established after the approval of MoEUP.

The Ağı Dağı project will not generate process wastewater and will not include on-site burial of wastes. Ağı Dağı project is designed in compliance with the above requirements.

20.3.10 Local Demographics

Söğütalan and Kızılelma are the villages closest to the Ağı Dağı project site. Etili Village is larger than Söğütalan and Kizilelma and likely to provide labor for the project. In addition; Karaköy, Cicikler, Göle

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and Bilaller villages are other settlements close to the project site. The population in these villages according to the 2010 results of Address-Based Population Registration System (ADNKS) is presented in Table 20-4. Male and female populations are almost equal (ranging from 49% male – 51% female to 51% male – 49% female) in these villages, except for Göle (53% male – 47% female).

Table 20-4 Populations of the Settlements in the Vicinity of Ağı Dağı Project Area

(2010 Census Data from Address-Based Population Registration System [ADNKS])

Province	District	Subdistrict	Village	Total	Total Male	Female
Çanakkale	Çan	Etili	Söğütalan	725	366	359
			Etili	1,375	667	708
			Cicikler	150	77	73
			Göle	201	106	95
			Bilaller	225	110	115
	Çan	Merkez	Kızılelma	296	148	148
	Bayramiç	Evciler	Karaköy	530	260	270

Based on the results of the socio-economic baseline field survey carried out in the summer of 2010, the average size of households in the seven villages mentioned in Table 20-5 is 3.6; which is lower than the national average of 4.4. About 75% of the population in these seven villages is married, 22% single and remaining 3% divorced or widowed. The average total dependency ratio2 in the seven villages is 35%, which is close to the national average (34.9%). The majority of the dependents are children (average child dependency 28.9%, average elderly dependency ratio 6.1%) in the seven villages, which is similar to the national average (average child dependency 29.2%, average elderly dependency ratio 5.7%). The adult average education period is 6.5 years, which is half a year longer than the national average for urban centers. (The adult average education period in urban areas is six years nation-wide; and four years in rural areas). The percentage of illiterate adults (6.4%) is almost half of the national average (11.7%).

20.3.11 Local Economy

The main economic activities in the villages closest to Ağı Dağı mine development according to the socio-economic baseline field survey carried out in the summer of 2010 are presented in Table 20-5. Respondents in the larger settlements of Etili and Söğütalan identified labor as their first economic activity; while the respondents in other villages identified either animal husbandry or agriculture.

[2]	The ratio of the combined child population (aged 0 to 14) and elderly population (aged 65 and over) to the working age population (aged 15 to 64). This ratio is usually presented as the number of dependents for every 100 people in the working age population.

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Table 20-5 Economic Activities in the Settlements in the Vicinity of Ağı Dağı Project Area

(Socio-economic Baseline Field Survey, 2010)

Settlement	1st Economic Activity	2nd Economic Activity	3rd Economic Activity
Söğütalan	Worker/Public Works	Animal Husbandry	Agriculture
Cicikler	Animal Husbandry	Agriculture	Worker/Public Works
Bilaller	Animal Husbandry	Agriculture	Worker/Public Works
Göle	Animal Husbandry	Agriculture	Worker/Public Works
Kızılelma	Agriculture	Animal Husbandry	Worker/Public Works
Karaköy	Agriculture	Animal Husbandry	Worker/Public Works
Etili	Worker/Public Works	Agriculture	Animal Husbandry

20.3.12 Infrastructure and Services

All of the households in the villages located in the area of influence have complete water system, installed through the bathroom, kitchen and toilet inside the houses. About one-fourth of the household heads who responded to the 2010 socio-economic baseline field survey declared complaints about the quality of drinking water in the settlements located in the area of influence. With respect to the reliability of water supplies, approximately three quarters of respondents find their particular source very reliable while almost one fifth of them qualify as only well enough. However, 5% of the respondents find it insufficient.

There exists electricity system in all the settlements. The most common complaint about the electricity system is the very often black-outs. For heating, villagers use mainly wood and at a much lesser extend coal. Specifically, about 5% of respondents indicated that they use coal for heating. About 87% indicated that they buy wood allocated by the government, which indicates in an indirect way that they use wood for heating.

Regarding sanitation facilities, 60% of respondents in the affected villages declared that they use European style flush toilets in their houses while the remaining 40% use flush latrine toilets. In terms of sewerage, 19.3% of the respondents stated that they are connected to public sewerage system. 21.7% indicated that they have a septic tank regularly emptied by public service while 5% emptied and dumped their septic tanks by their own means. However, almost half of the respondents (46.9%) do not have any sewerage system. They discharge the sewerage to open field. Lack of sewerage system is one of the reasons, which creates various environmental and hygienic problems for the villagers. Domestic solid waste collection and disposal is another issue that relates to environmental pollution and consequently health of the people in the project area. Only 18.3% of the households have solid waste collection system, the rest do not have any system. Dumping to open areas is prevalent in most of the households.

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20.4 Geochemical Evaluation for Kirazlı and Ağı Dağı

Mining activities have the potential to affect local surface and groundwater resources if not properly managed. Mine components that can affect surface water and groundwater composition at Kirazlı and Ağı Dağı include the topsoil stockpiles, waste rock dumps, heap leach facilities, and the open pits.

Geochemical characterization work was performed to assess the potential for acid rock drainage (ARD) and metal leaching (ML) from the various mine materials. This information has been applied to assess specific water quality risks associated with the proposed mining operation.

Geochemical test work has been conducted by SRK (SRK 2008) and Golder Associates (Golder). The following sections summarize the results from this test work and present the predicted water qualities for the topsoil stockpiles, waste rock dumps, heap leach facilities, and open pits. The detailed reports on the geochemical characterization programs and water quality predictions for the Kirazlı and Ağı Dağı mines are presented in Appendix 14A and 14B of the Pre-Feasibility Report, respectively.

20.4.1 Objectives and Methodology

The principal objectives of the geochemical assessment were:

•	To develop an understanding of the acid rock drainage (ARD) and metal leaching (ML) potential of the mine wastes.

•	To predict likely ranges of runoff and seepage qualities from the topsoil stockpile, waste rock facility, heap leach and open pit during the operational and post-closure phases of mining.

•	To support identification of strategies that will assist in reducing operational and long-term water quality impacts from the operation.

The overall objective of a geochemical characterization program is to evaluate the environmental stability of mine wastes, in particular related to ARD/ML potential. Typically, a mine waste characterization program begins with short-term, static testing followed by long-term, kinetic testing, if deemed appropriate. The objective of static testing is to describe the bulk chemical characteristics of a waste material. These tests are designed primarily to evaluate the potential of a waste material to leach metals or generate acid. If static testing indicates an ARD/ML potential, kinetic testing may be conducted to verify whether the various ARD/ML potentials identified will indeed be realized over time, what the associated reaction rates (sulphide oxidation, depletion of neutralization potential, mineral dissolution) are, and what the composition of long-term mine discharges will be.

SRK (2008) performed static testing on 60 waste rock samples (40 samples from Ağı Dağı and 20 samples from Kirazlı) collected from geological exploration borehole cores. In addition, Golder conducted static tests on 10 samples from Kirazlı waste rock material. The waste rock static testing program included the following components:

•	Chemical analysis

•	Acid base accounting (ABA)

•	Short-term leach testing (Synthetic Precipitation Leaching Procedure (SPLP) test)

Golder conducted kinetic testing on seven composite waste rock samples that represented various lithological units and material types (i.e., oxide, sulphide, transition) from two deposits (Baba and Deli) for the Ağı Dağı mine. Kinetic testing was conducted on five composite waste rock samples for the

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Kirazlı mine. The kinetic testing procedure used was the humidity cell test (HCT) as recommended in MEND (2009). The method is similar to the accelerated weathering procedure developed by the American Society for Testing and Materials (ASTM): “Standard Test Method for Laboratory Weathering of Solid Materials Using a Humidity Cell” (ASTM Method D 5744-96).

Lithologic descriptions for the 47 waste rock samples from Ağı Dağı and 30 waste rock samples from Kirazlı were provided by Alamos. In addition, the samples were identified by Alamos according to redox classification as follows: oxide (29 samples from Ağı Dağı and 7 samples from Kirazlı), transitional (10 samples from Ağı Dağı and 12 samples from Kirazlı), and sulphide (8 samples from Ağı Dağı and 11 samples from Kirazlı).

In addition to the waste rock samples, 8 spent ore samples from metallurgical testing (4 samples for Ağı Dağı and 4 samples for Kirazlı) were characterized as part of the Golder program. Each sample was tested in triplicate, reflecting the following conditions:

•	A control sample, representing spent ore as is

•	A sample detoxified with hydrogen peroxide solution (H2O2)

•	A sample rinsed with water

The spent ore samples were subjected to the following testing:

•	Acid base accounting

•	Net acid generation (NAG) testing

•	Short-term leach testing (EN 12457-4 test)

The quality of drainage expected from the mine facilities was estimated based on the available information from the geochemical characterization program. The water quality predictions were based on the relative proportions of non-PAG and PAG material in each facility, defined as rock having < 0.3% sluphide sulphur and > 0.3% total sulphide sulphur, respectively. All sulphur data were extracted from the sulphur block model and provided by Alamos.

Drainage qualities were developed for the topsoil stockpiles, the waste rock dumps, open pits, and heap leach facilities. The drainage quality assessment was performed using the geochemical modeling code PHREEQC Version 2.12 (Parkhurst and Appelo, 1999), which is an equilibrium and mass-transfer code developed by the United States Geological survey (USGS). The MINTEQ.V4 database was applied.

20.4.2 Results

This section summarizes the results of the environmental characterization program and the water quality predictions for Kirazlı and Ağı Dağı mines. The detailed reports on the geochemical characterization program and water quality predictions for the Kirazlı and Ağı Dağı mines are presented in Appendix 14A and 14B of the Pre-feasibility Study, respectively.

Acid Generation Potential

Based on the evaluation of results from the geochemical characterization program (which took into account samples from Kirazlı and Ağı Dağı), the following observations were made:

•	The Ağı Dağı and Kirazlı deposits are very similar in terms of their geochemical characteristics.

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•

In the Ağı Dağı project, the two deposits (Baba and Deli) are very similar in terms of their overall ARD characteristics, and there is no need to distinguish between the two deposits from a waste rock management perspective.

•

Acid potential does not appear to be significantly correlated with lithology. Instead, ARD potential is strictly a function of the sulphide sulphur content, which suggests that the redox designation and the sulphide sulphur content is a reliable means for discriminating between PAG and non-PAG material.

•

A sulphide sulphur content of 0.3% was preliminarily selected as a reliable and environmentally protective cut-off value between PAG and non-PAG material. Additional sample collection and test work is required to refine and validate this threshold.

Water Quality Predictions

Water quality predictions were generated for the waste rock dumps, heap leach facilities, and open pits using the results from the geochemical characterization program and geochemical modeling. The following observations were made for both Ağı Dağı and Kirazlı mines:

•

The predicted water qualities for the various facilities generally range from acidic to circumneutral, consistent with the wide range of water qualities observed in high-sulphidation epithermal deposits due to the various alteration types present.

•

Even in the absence of acid generation because of sulphide oxidation, acidic conditions can develop due to the presence of other readily-soluble minerals. Dissolution of such minerals will also release sulphate and trace metals.

•	Trace metal concentrations are generally governed by pH, with concentrations increasing with decreasing pH.

•

Exceedances of Turkish water quality standards are found for pH, sulphate, TDS, and a number of trace metals in the large majority of water quality predictions, with the severity and number of exceedances generally increasing with decreasing pH.

•

The water quality prediction for the waste rock dumps has been mitigated in the design by encapsulating the PAG waste rock in cells surrounded by low permeability soil that prevents contact with runoff and infiltration water.

20.5 Site Water Management for Kirazlı and Ağı Dağı

This section provides a summary of proposed site water management for the Kirazlı and Ağı Dağı Projects. The site water management plans (SWMPs) are based on recognition that some of the ore and waste rock are potentially acid-generating (PAG). Approximately 46% of the ore and waste rock at Kirazlı, and 25-30% of the ore and waste rock at Ağı Dağı and are considered to be PAG (Reference 16, 17 Golder, 2012c, d, respectively). This section is limited to water management during mid- to late-stages of the mine life after completion and commissioning of the Altin Zeybek dam and a surface water reservoir in April 2014. Site water management after mine closure is discussed in section 20.6 below.

20.5.1 Site Water Management Objectives and Design Criteria

This section provides a summary of the objectives, the design criteria for the site water management systems, and the design flow methodology used to size water management facilities at Kirazlı and Ağı

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Dağı. Total raw water requirements include construction water, heap leach make-up water, water for dust suppression, and process water needs. Internal water balances within the heap leach facilities, and heap leach storage pond requirements are provided by Golder (2012a, b, Reference 14 and 15, respectively).

Overview

Surface water and groundwater at the site can be broadly classified into non-contact and contact water. Non-contact water is surface runoff and groundwater seeps that are not impacted by mining operations. Contact water is surface runoff and seepage flows generated from mine roads, waste rock dumps (WRDs), heap leach facilities (HLFs), open pits, and other mine facilities.

Water Management Assumptions

In developing surface water management plans at Kirazlı and Ağı Dağı, the following assumptions were made:

•

Non-acidic contact water includes surface water that has been exposed to non-PAG excavated material such as fill for road construction, runoff from the crushing area, internal mine site roads and haul roads. Included is surface runoff from the WRDs, which are designed to encapsulate PAG waste rock within impermeable cells, and to ensure that PAG material is not exposed to surface, seepage or ravine waters. With the exception of potentially elevated turbidity and suspended sediment concentrations, the quality of the non-acidic contact water is assumed to meet Turkish guidelines for discharge to the environment.

•

Pit contact water includes groundwater and surface water that has been exposed to PAG rock during mining on exposed pit surfaces. At times during operations, it is likely that the quality of pit contact water will not meet Turkish guidelines for discharge to the environment. Therefore, pit contact water will need to be managed to ensure that any acidic or poor quality water is not released to the environment without previous quality adjustment.

•

Non-contact water is surface water that is diverted around the mine facilities. This includes flows from natural seeps and springs. Any non-contact water that mixes with contact water becomes contact water.

The HLFs are designed as lined, no-release facilities. Management of contact water within the heap leach facilities to prevent release is discussed in Golder (2012a,b Reference 14, 15).

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Water Management Objectives

The overall objectives of the surface water management plan are:

•

To minimize the quantity of contact water (i.e., minimize the quantity of water requiring management, sedimentation, or treatment) by intercepting surface water before it enters a mine facility and preventing contact with operational areas such as the HLFs, WRDs, open pits, crushers, or haul roads;

•	To minimize sediment generation at the source by implementing aggressive best management practices (BMPs) during construction and operation and by actively reclaiming the site during operation;

•	To collect non-acidic contact water in sedimentation ponds and discharge to natural watercourses when the water quality meets Turkish guidelines;

•	To use pit contact water for process water make-up and other mine water uses whenever possible;

•	To collect and manage pit contact water by conveying runoff and seepage from the pits to storage ponds for sedimentation, to be used for process water make-up and/or other mine site water needs; and

•

To discharge excess pit contact water from storage ponds into natural watercourses when the water quality meets Turkish guidelines. Depending upon the water quality after sedimentation, additional water treatment may be required before discharge.

Design criteria for preliminary design of the surface water management systems are summarized in Table 20-6. The general approach is to design contact and non-contact water channels and emergency spillways to safely accommodate the 1-in-100 year peak flow. Pond storage volumes for the non-acidic contact water will be sized to contain runoff from the 1-in-25 year, 24 hour storm event. Pond storage volumes for pit contact water will be sized to optimize reuse for mine water needs, and to provide sufficient storage to contain the runoff from the 1-in-100 year, 24 hour storm event.

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Table 20-6 Design Criteria for Surface Water Management Systems

System	Component	Design Criteria
Non-Contact Water Collection System	Design Flow	100-year, 24-hour peak flow
	Pond Volume	None
	Discharge	Discharged to environment through appropriate energy dissipation structure, where necessary.
Non-Acidic Contact Water Collection System	Design Flow	100-year, 24-hour peak flow
	Pond Volume	25-year, 24-hour runoff
	Discharge	Collected in Contact Water Ponds to allow sedimentation. Discharged to environment when water quality meets Turkish guidelines.
Open Pit Dewatering Pumps	Capacity	Remove runoff from the 100-year, 24-hour storm event within 72 h (Alamos Gold, 2011, 2012)
Open Pit Contact Water Storage Pond	Pond Volume	Optimized for pit water reuse plus sufficient volume to contain 100-year, 24-hour storm runoff.
	Discharge	After sedimentation, pumped as required to HLF’s as process make-up or for other mine water uses. Excess to be discharged to natural streams after additional treatment if and as required to meet Turkish water quality guidelines.

To minimize the extent of disturbed areas and to minimize construction costs, water management systems will follow the proposed roads and natural channels wherever possible (Figures 20-10 and 20-11). The surface water management systems are proposed to be developed in stages throughout the life of the mine to minimize construction effort and disturbance to the natural drainage paths. Each stage would be developed as required to ensure that non-contact and contact waters are separated wherever possible.

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Figure 20-10 Ağı Dağı Watersheds and Mine Facilities during Mining Operations

NEW ACCESS ROAD
EXISTING ACCESS ROAD
NORTH WASTE ROCK FACILITY
STOCK PILE
NEW ACCESS ROAD
LEGEND
NOTES
REFERENCES
NOT FOR CONSTRUCTION
ALAMOS GOLD, INC.
Golder Associates
AGI DAGI AND KIRAZLI GOLD PROJECT
CANAKKALE PROVINCE, TURKEY
WATERSHEDS AND MINE FACILITIES
DURING MINING OPERATIONS
FIGURE 2
0 200 400 600 800 1000
SCALE IN METRES

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

Figure 20-11 Kirazlı Watersheds and Mine Facilities during Mining Operations

LEGEND
NOTES
REFERENCES
KIRAZLI PIT
WASTE ROCK FACILITY
HEAP LEACH PAD
STOCK PILE
0 150 300 450 600 750
SCALE IN METRES
NOT FOR CONSTRUCTION
ALAMOS GOLD, INC.
AGI DAGI AND KIRAZLI GOLD PROJECT
CANAKKALE PROVINCE, TURKEY
KIRAZLI WATERSHEDS DURING
MINING OPERATIONS
FIGURE 5

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Figure 20-12 Ağı Dağı Surface Water Management during Mining Operations (1 of 2)

KEY PLAN
NORTH HEAP LEACH PAD
NORTH WASTE ROCK FACILITY
BABA PIT
DISCHARGE STRUCTURE 2
DISCHARGE STRUCTURE 1
CONTACT WATER POND 1
BABA PIT
LEGEND
NOTES
REFERENCES
NOT FOR CONSTRUCTION
ALAMOS GOLD, INC.
Golder Associates
AGI DAGI AND KIRAZLI GOLD PROJECT
CANAKKALE PROVINCE, TURKEY
SURFACE WATER MANAGEMENT DURING MINING OPERATIONS (1 OF 2)
FIGURE 4
0 100 200 300 400 500
SCALE IN METRES

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

Figure 20-13 Ağı Dağı Surface Water Management during Mining Operations (2 of 2)

LEGEND
NOTES
REFERENCES
NOT FOR CONSTRUCTION
KEY PLAN
NORTH WASTE ROCK FACILITY
DISCHARGE STRUCTURE 5
DISCHARGE STRUCTURE 7
DISCHARGE STRUCTURE 6
DISCHARGE STRUCTURE 4
CONTACT WATER POND 6
CONTACT WATER POND 4
CONTACT WATER POND 3
BOUNDARY FENCE
650
605
585
555
575
570
660
670
730
0 100 200 300 400 500
SCALE IN METRES
ALAMOS GOLD, INC.
Golder Associates
AGI DAGI AND KIRAZLI GOLD PROJECT
CANAKKALE PROVINCE, TURKEY
SURFACE WATER MANAGEMENT DURING MINING OPERATIONS (2 OF 2)
FIGURE 5

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Figure 20-14 Kirazlı Surface Water Management during Mining Operations (1 of 2)

LEGEND
KEY PLAN
NOTES
REFERENCES
0 100 200 300 400 500
SCALE IN METRES
NOT FOR CONSTRUCTION
ALAMOS GOLD, INC.
AGI DAGI AND KIRAZLI GOLD PROJECT
CANAKKALE PROVINCE, TURKEY
KIRAZLI SURFACE WATER MANAGEMENT
DURING MINING OPERATIONS (1 OF 2)

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Figure 20-15 Kirazlı Surface Water Management during Mining Operations (2 of 2)

WASTE ROCK FACILITY
HEAP LEACH PAD
TS-1 STOCK PILE
TS-2 STOCK PILE
KEY PLAN
LEGEND
NOTES
REFERENCES
0 100 200 300 400 500
SCALE IN METRES
NOT FOR CONSTRUCTION
ALAMOS GOLD, INC.
AGI DAGI AND KIRAZLI GOLD PROJECT
CANAKKALE PROVINCE, TURKEY
KIRAZLI SURFACE WATER MANAGEMENT
DURING MINING OPERATIONS (2 OF 2)
FIGURE 7

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20.5.2 Surface Water Management Plan

This section presents the site water management plan at mid- to late-stages of active mining and leaching operations at Kirazlı and Ağı Dağı. Management of site water is based on:

•	Separation of non-contact from contact water

•	Release of non-acidic contact water to the environment following a period of sedimentation (after testing that demonstrates water quality meets Turkish guidelines for discharge)

•	Collection and storage of pit contact water for mine water use

Non-Contact Water Management System

Non-contact water will be collected through a series of a channels located along internal roads, haul roads and along the perimeters of heap leach facilities, open pits, and waste rock dumps (Figures 20-12 - 20-15). Discharge structures at the downstream end of the channels will provide energy dissipation and sedimentation before releasing the water into natural watercourses.

Non-contact water channels are designed as rip rap-lined, trapezoidal channels sized to safely accommodate the peak flow from the 100-year, 24-hour storm.

Springs and Seeps

There are numerous springs and seeps present within the project areas (Figures 20-10, 20-11). A survey of springs and seeps at the project sites (Golder, 2010) located two springs, three fountains, and a dug well at Kirazlı, and a total of 19 springs, 10 seeps and three fountains at Ağı Dağı. The springs and fountains serve as an important water supply for local communities. Several of the springs and seeps are located within the footprints of the proposed HLFs and WRDs (Figures 20-10, 20-11). One significant local water supply, the Etili Group Water Main Depot, is located within the footprint of the North WRD at Ağı Dağı and flows at approximately 14 L/s. The quality of the spring water at both Kirazlı and Ağı Dağı is variable and can be quite poor (Golder, 2010). The pH in several of the seeps was found to range between 3.92 and 7.87, with the majority of the values less than 5.0. Values of pH below 6 are generally considered acidic.

Discharges from the seeps and springs in the footprints of the HLFs and WRDs will be collected in underdrains beneath the facilities (ravine drains). The HLFs will be lined with an impermeable geosynthetic layer to prevent mixing of the heap leach solution with spring water. Therefore, the spring water from the HLFs will be discharged as non-contact water into the natural drainage.

Ravine drains under the WRDs will be covered with a clay layer to control seepage of contact water into the drain. The current design (without a geomembrane) cannot guarantee that mixing of contact seepage water from the waste rock, and non-contact spring and seep flows collected in the ravine drains will not occur. There is potential for seepage to flow around the sides of the clay liner and mix with the spring water in the drains. The ravine water and seepage water will be collected separately and their quality checked and adjusted as needed before being discharged. It is expected that ravine water will need minimum quality adjustment, if any. Seepage from the ravine drains beneath the WRDs during mining operation will be collected in separate ponds because this water is expected to be of better quality than surface runoff and seepage from the WRDs.

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Contact Water Management System

Contact water at Kirazlı and Ağı Dağı is assumed to comprise both non-acidic and potentially-acidic pit water. The two types of contact waters are treated separately.

Non-Acidic Contact Water

A principal assumption in development of the water management strategy is the anticipated quality of contact water. Geochemical testing indicates that 46% of the waste rock at Kirazlı, and 25-30% of the waste rock at Ağı Dağı is considered PAG (Golder 2012c, d). PAG waste rock will be encapsulated in the WRDs within impermeable material to prevent contact with runoff and infiltration; therefore contact water from the WRDs is not expected to generate acid rock drainage, and is assumed to be suitable for discharge to the environment following a period of sedimentation (after testing that demonstrates water quality meets Turkish guidelines for discharge). Contact water from haul roads and facilities area such as crusher and workshop areas (Figures 20-10 and 20-11) is assumed to be non-acidic and suitable for discharge to the environment following a period of sedimentation (after testing that demonstrates water quality meets Turkish guidelines for discharge).

Non-acidic runoff will flow through a series of channels and be collected in contact water ponds (Figures 20-12 – 20-15). The contact water channels are designed as rip rap or concrete-lined trapezoidal channels that safely accommodate the peak flow from the 100-year, 24-hour storm.

The contact water ponds provide temporary storage and sedimentation. The ponds are sized to contain runoff from the 25-year, 24-hour design storm, with emergency spillway capacity sized to safely pass the peak flow from the 100-year, 24-hour design storm. With the exception of suspended sediment concentration and turbidity, which will improve during storage and sedimentation in the ponds, water quality is assumed to satisfy requirements for discharge into natural streams. However, monitoring of the water quality in the ponds will be required to ensure that water quality meets Turkish standards before release into natural watercourses.

Pit Contact Water

Pit contact water includes runoff and groundwater inflows from the pits and generally may contain elevated levels of suspended sediments and turbidity, nitrogen compounds (nitrate/nitrite/ammonia) from blasting residue, and hydrocarbons from mining equipment. Geochemical testing of samples of Kirazlı and Ağı Dağı waste rock material (Golder, 2012c, d) indicates that pit walls comprise 46% at Kirazlı, and 25-30% PAG material at Ağı Dağı, and that pit water will likely be impacted. Contact pit water quality is likely to exceed Turkish Water Quality guidelines for several analytes, including low pH, sulphate, total dissolved solids (TDS) and several trace metals (Golder, 2012c, d), and may require additional treatment beyond temporary storage and sedimentation.

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Contact pit water quality was estimated assuming that the distribution of PAG and non-PAG materials in the pit walls is similar to the distribution of these materials in the waste rock, because final pit designs were not available at that time. During the next project phase the pit water quality will be re-evaluated considering the actual distribution of PAG and non-PAG materials in the pit walls.

In-pit contact water collection will consist of a system of collection channels along the pit haul roads that will convey all surface water and groundwater to a pit bottom sump or sumps. The sump will be used to temporarily store contact water prior to conveying it to a mine water user or until it is pumped out of the pit via the pit dewatering system. The groundwater inflows into the pits from the pit walls and the surface water runoff will be collected at the toe of each bench, and diverted by the in-pit collection channels to a sump at the base of the pit, where it will be pumped to a storage pond located outside of the pit.

Pumping capacity for the pit contact water dewatering system has been sized to evacuate the runoff volume from the 100-year, 24-hour storm event within 72 hours (Alamos Gold, 2012a, b).

Storage of the pit contact water will be necessary to maximize onsite use, to allow for sedimentation and reduction in turbidity levels, and to regulate the rate of water treatment, if treatment is required. Preliminary pit contact water storage volume requirements are assessed in the Pre-feasibility Study Appendix 8D and 8E. Contact water in excess of mine water needs will require discharge to the environment. Depending upon quality of the pit water, additional treatment beyond a period of sedimentation may be required prior to use as process water or other mine needs, or prior to release to the environment.

Peak Raw Water Demand

Kirazlı

Total raw water monthly demand was determined for all years of operation at Kirazlı (KCA, 2012a, c). The worst case for mine water requirements was determined to be in Year 2 under 1-in-100y dry precipitation conditions with a peak monthly water requirement of 31.6 L/s in June. This represents the peak water supply requirement assuming no use of pit contact water

Pit contact water from direct precipitation, surface runoff, and groundwater inflow to the Kirazlı open pit has significant potential to contribute to mine water supply. During average precipitation years for late stages of mine life, and during extreme wet years, Kirazlı will be in positive water balance and pit contact water could potentially provide for all mine water needs. However, during early stages of mining, and during extreme dry years, Kirazlı will be in negative water balance (PFS Appendix 8A). During the month of June in the worst case dry year (Year 2), pit contact water would provide only a minor contribution to mine water needs, and would reduce the monthly raw water requirement from 31.6 L/s to 30.3 L/s, assuming no significant pit water storage was available. However, if sufficient pond storage were available to accumulate excess pit contact water and to store raw mine make-up water during wet months, water requirements could be averaged out over the year, and the peak net monthly water demand could potentially be further reduced from 30.3 L/s to 19.0 L/s. At Kirazlı this would require approximately 132,000 m3 of pond storage.

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Ağı Dağı

Total raw water monthly demand was determined for all years of operation at Ağı Dağı (KCA, 2012a, b). The worst case for mine water requirements was determined to be in Year 3 under 1-in-100y dry precipitation conditions with a peak monthly water demand of 56.1 L/s in July. This represents the peak monthly raw water supply requirement assuming no use of pit contact water.

Pit contact water from direct precipitation, surface runoff, and groundwater inflow to the Deli and Baba open pits has significant potential to contribute to mine water supply. During average precipitation years for late stages of mine life, and during extreme wet years, Ağı Dağı will be in positive water balance, and pit contact water could potentially provide for all mine water needs. However, during average precipitation years in early mine life, and during extreme dry years, Ağı Dağı will be in negative water balance (PFS Appendix 8A). During the month of July of the worst-case dry year (Year 3), pit contact water would provide only a minor contribution to mine water needs, and would reduce the monthly raw water requirement from 56.1 L/s to 54.9 L/s, assuming no significant pit water storage was available. However, if sufficient pond storage were available to accumulate excess pit contact water and to store raw mine make-up water during wet months, water requirements could be averaged out over the year, and the peak net water demand could potentially be further reduced from 54.9L/s to 26.3 L/s. At Ağı Dağı this would require approximately 255,000 m3 of pond storage.

Pit Contact Water Storage and Release Rates

Throughout much of the simulated operational history during average to wet years, Kirazlı and Ağı Dağı will be in annual positive water balance and will generate pit contact water volumes that exceed mine water requirements (PFS Appendix 8D, 8E). The generation of excess pit contact water is highly variable throughout the year. In general, excess pit water is generated from November to April, with a deficit from May to October. The volume and release rate of excess pit contact water is dependent upon the pond volume available to store excess pit contact water generated during November to April for subsequent use during May to October.

For instance, at Kirazlı during Year 6 of operation under average precipitation conditions, the annual excess pit contact water volume is 44,900 m3, which gives an annual average release rate of 1.4 L/s (PFS Appendix 8D). However, during the month of January, 39,800 m3 of excess pit water is generated. If no storage was available and excess pit water had to be discharged during the month it was generated, the required release rate for January would be 15.3 L/s. If treatment of excess pit water is required before discharge to the environment, this presents significant implications for the cost and size of the treatment facility.

A full analysis of pit water storage volume requirements, release rates and treatment is beyond the scope of the current analysis. Preliminary analyses indicate that pit water storage volumes of 200,000 m3 at Kirazlı and 400,000 m3 at Ağı Dağı would provide substantial benefit to mine water management with sufficient reserve volume to contain pit runoff from the 100-year, 24-hour design storm (PFS Appendix 8D, 8E). Dedicated pit water storage pond (or ponds) would need to be developed. Construction of large surface ponds with embankments appears limited at both Kirazlı and Ağı Dağı due to the steep topography.

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Alternatively, ponds could be excavated in low-permeability, clay-rich areas, and possibly incorporated into the main open pits. One potential location would be in the extreme southern end of the Kirazlı pit (Figure 20-14).

Heap Leach Contact Water Management

The heap leach facilities are designed to be non-release. Leach pads, ponds, and channels are lined with clay and geosynthetic liner to prevent seepage loss of the heap leach solution. Pregnant and event ponds have been sized to contain operational heap leach solution and runoff and direct precipitation onto the heap leach facility. Pond volumes have been sized to provide sufficient storage capacity to contain water from the HLF during average climate conditions and to also contain a 24-hour drain down and runoff from the 100-year, 24-hour design storm (Golder, 2012a, b).

During active leaching, additional water is required to increase the moisture content of the mined ore up to the retention moisture content in order to commence leaching. This is typically referred to as “ore wet-up”. Average ore wet-up requirements are 23,350 m3/month for Kirazlı and 47,000 m3/month for Ağı Dağı (Golder, 2012a, b). Direct precipitation onto the HLF’s, which reports to the event ponds, provides a substantial contribution to ore wet-up needs. Additional make-up requirements have been determined on a monthly basis for average, wet and dry climate conditions (KCA, 2012a, b). During active leaching, additional make up water is required for ore wet-up during average and dry climate years, and this demand accounts for a large proportion of mine water requirements. During wet climate conditions, precipitation onto the HLFs exceeds make-up water requirements, and requires management with enhanced evaporation systems (KCA, 2012a).

During rinsing there is no requirement for ore wet-up, and the HLFs will be in positive water balance for all climate conditions. Excess leach water will require management with enhanced evaporation systems.

20.6 Conceptual Closure Plan for Kirazlı and Ağı Dağı

The closure planning for the Ağı Dağı and the Kirazlı mine sites will be consistent with accepted closure guidelines for mines in Turkey and will follow the best practices and guidelines for mines in other parts of the world where heap leach operations are found. The closure plans will be a part of the EIA reports to be submitted to the Ministry of Environment and Urban Planning (MoEUP) and will be approved by the MoEUP during the official EIA procedure. The disturbed areas on the mine sites will be left in physically stable and chemically stable conditions. The mine infrastructure (roads, conveyors etc.), pits, waste rock dumps and heap leach pads will be constructed and operated with the anticipation that at the end of the mine life, the site will require a minimum of effort for closure as progressive closure will close the facilities as portions of each facility is no longer required. The mine will be closed such that at the end of the mine life, the land use proposed for the site will be consistent with activities in the general surrounding area.

The following sections provide an overview of the conceptual closure plans for the open pits and other mine facilities. Preliminary closure plans for Kirazlı and Ağı Dağı projects are presented in Appendix 14C and Appendix 14D of the Pre-Feasibility study, respectively.

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20.6.1 Open Pits

The open pits will be developed with overall slopes that are stable in operation. In the long term in post-closure, they would continue to be stable under the design criteria or will be fenced to prevent access. The pit slopes will be developed with factors of safety consistent with local regulations and will be stable during design seismic events. The plan is to manage surface water around the final open pits with the water discharged off site as non-contact water, thus requiring no or limited water treatment once the suspended solids in the runoff satisfy accepted local standards. It is anticipated that based on current geochemical testing, the water quality of the runoff from the pits will require minor treatment and it may be practical to treat the runoff through passive systems such as design wetlands. The lower portions of the pits will be backfilled to eliminate pit lakes and thus eliminate the potential for runoff from the pits impacting water quality runoff.

20.6.2 Waste Rock Dumps

The waste rock dumps are designed to be stable in post-closure and the planning proposes to close or cover the lower dump slopes as the waste rock dump is developed. Potentially acid generating (PAG) waste may be encapsulated within the dumps using low permeability materials, so that infiltration into the PAG waste is minimized. The plan to excavate topsoil in advance of the dump development will provide the material to close or cover the lower dump slopes as the dump progress and grows. Current dump design and geochemistry testing indicate that the runoff from the dumps will require limited if any water treatment in the post-closure period. Thus, the proposed closure cover on the waste rock dumps would consist of 50 cm of oxide non-leaching waste rock and 50 cm of topsoil to enable a vegetative cover of local grasses. This cover would reduce seepage into the dump at closure and would minimize potential soil erosion and sediment to local streams in the post-closure period.

20.6.3 Heap Leach Facilities

The heap leach facilities at both sites will be closed in a manner similar to waste rock dumps as the leached ore is anticipated to have a near neutral pH after rinsing. The closure cover proposed would be 50 cm of oxide (non-leaching waste rock) and 50 cm of topsoil. It is anticipated that the rinsing operation will require several years (about 3 years) and will require active treatment of the effluent. At the end of the rinsing process and installation of the cover, the runoff from the closure cover will be considered non-contact water. Testing to be completed after the heap is in operation, will determine the water quality that will be anticipated from the heap in post-closure. Present limited testing suggests the required water treatment for the seepage water from the heap would be minor.

20.6.4 Surface Water Management and Other Facilities

The site surface water management systems (ditches and engineered channels) that were used during operation will be gradually taken out of service once the mine area surrounding or adjacent to the ditches are closed and vegetated. It is anticipated that the only areas which will have water management structures (sediment pond and channels) in post-closure will be around the open pits, the waste rock dumps, and the heap pad areas.

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The mill area and most of the roads and other infrastructure (conveyors, camp and offices etc.,) will be removed at the end of the mine operation. The material from the facilities will be recycled when possible or disposed of in local regulated landfills.

20.6.5 Maintenance

The effectiveness of the closure effort and the maintenance needed in post-closure will be evaluated by way of site environmental management monitoring plans to be prepared during final design. The plans will have various components for surface water, open pits, heap leach facilities, waste rock dumps, and sediment management. It is anticipated that each plan will define a measure of success for each part of the operation after closure and as success is achieved in each area, the monitoring plans will recommend decreases in scope and frequency of monitoring in post-closure. It is anticipated that in time limited care and maintenance will be required.

20.7 Permitting

20.7.1 The Turkish EIA Regulation

The Turkish EIA Regulation was enacted into law in 1993 (Official Gazette No 21489 dated 7 February 1993). It has been amended several times, in 1997, 2002, and 2003. The current legislation came into force on July 17,.2008 (Official Gazette No 26939).

The purpose of the EIA Regulation (Article 1) is “to regulate administrative and technical principles and procedures for the process of Environmental Impact Assessment”

The EIA Regulation covers (Article 2):

“a)	Monitoring and inspection of the projects which are within the scope of Environmental Impact Assessment before, during, and after the operational period,

b)	The type of projects for which the Environmental Impact Assessment Application File, Environmental Impact Assessment Report, and Project Introduction File will be required, and the contents of these reports,

c)	Administrative and technical principles and procedures to be complied with during Environmental Impact Assessment process,

d)	The studies to be conducted in order to establish a Scoping and Examining & Evaluation Commission for Environmental Impact Assessment,

e)	Training studies which are required for effective and extensive implementation of Environmental Impact Assessment system and for strengthening its institutional capacity.”

In brief, the scope of the Turkish EIA Regulation regarding the preparation of EIA reports is summarized below:

•	Screening

•	Scoping

•	EIA report

•	Consultations with public and relevant authorities

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•	Final decision

•	Monitoring and Control

The Regulation has five annexes:

•	Annex I: List of projects subject to EIA

•	Annex II: List of projects subject to “Selection and Elimination” (i.e. screening)

•	Annex III: General format (table of contents) for EIA report (to be used in preparation of EIA application file)

•	Annex IV: Format (table of contents) for the Project Presentation File to be prepared for projects subject to selection and elimination (i.e. screening)

•	Annex V: Sensitive Areas (protected areas, natural parks, etc.)

EIA Process

The EIA process as defined in the EIA Regulation is summarized below:

Screening

The EIA procedure is applied to the projects:

•	Listed in Annex I

•	Following from screening procedure (i.e. projects for which “EIA is required” decision is made)

Screening is achieved by

•	Case by case examination

•	Thresholds set in the Annex II List

Scoping

•	Compulsory for projects subject to EIA procedure

•	Comments and opinions of the public are recorded in the meeting that is held near the project location

•	Another meeting is held with the related authorities to determine the specific format to be given to the developer

EIA Report

•	Content is specific to and therefore changes with each project

•	EIA Report contains at least

•	Description and purpose of the project

•	Location of the project

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•	Description of location and technology alternatives

•	Environmental specifications of the project area and impact area

•	Important environmental concerns and foreseen measures

•	Public consultations

•	Monitoring programme

•	Non-technical summary

Public Consultation

•	Public participation meeting

•	Ministry of Environment and Urbanization’s (MoEU) web page, local and national newspapers, brochures, announcements, public inquiries

•	EIA Report is made available to the public on MoEU’s web page and at Provincial Directorates

•	Opinions and proposals of the public related to the EIA Report and the project are taken throughout the whole EIA procedure

•	Final decision is announced to the public with its reasoning

Final Decision

A final decision is made by the MoEU, taking into account the opinions of the Scoping and Assessment Commission.

Monitoring and Control

•	According to the commitments in the EIA Report, monitoring and control activities are conducted during the construction and operational phases.

•	In the context of EIA studies, monitoring programmes are prepared.

•	To ensure the quality control of the EIA Reports, the MoEU gives Qualification Certificate to the firms that are eligible to prepare EIA reports.

Special Areas (Appendix V of EIA Regulation: Sensitive Areas)

Areas where mining activities are forbidden or require special permit are:

•	Natural Protection Areas, Archaeological Areas

•	Natural Parks

•	Hunting and Wildlife Protection Areas

•	Special Environmental Protection Areas

•	Forestation Areas

•	Special Forests

•	Protection Areas according to Water Pollution Control Regulation,

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20.7.2 EIA and Mining

According to Article 28 of the Turkish EIA Regulation that came into force on July 17, 2008, following mining activities are subject to EIA, regardless the license status/phase:

Projects Subject to EIA

a) Open pits and ore processing plants at more than 25 ha area

b) Coal extraction and ore processing plants at more than 150 ha area,

c) Ore processing plants where biological, chemical, electrolytic, or thermal processes are applied,

d) Operation of 1st and 2nd group mines (crushing-screening, washing, etc.) with capacity higher than 100,000 m3/year

In accordance with the Turkish EIA Regulation, both Ağı Dağı and Kirazlı mining projects are subject to EIA process. As the two projects are apart from each other approximately 25 km, separate EIA reports will be prepared for the Ağı Dağı and Kirazlı mining projects.

20.7.3 Mining Permits

The main permits and licences required for Ağı Dağı and Kirazlı projects are summarized in this section.

EIA Positive Decision

The EIA permitting process has been summarized in the above sections; this permit is obtained from the Ministry of Environment and Urbanization).

Forestry Permit

A Forestry permit requires an EIA. Almost all of the Kirazlı and Ağı Dağı project areas are located on forestry land which requires Forestry Permit (from General Directorate of Forestry). Forestry permit application for the projects requires the following:

•	Operating Permit (from MIGEM)

•	Official Application Letter

•	EIA Approval from Ministry of Environment and Urbanization

•	Mining License (Operation licenses)

•	1/25000 scale topographic maps of the project area

•	Forestry stand maps

•	1/1,000 scale project layout

•	Coordinates of the area requested

•	Forestry Cadastral Map

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•	Archaeological/Cultural Protection Area Clearance (by Çanakkale Directorate of Culture and Tourism)

•	Rehabilitation project*

•	Draft design of pits and facilities

•	Application Fees**

*	The rehabilitation project will be prepared prior to forestry permit application and submitted together with the EIA reports. Technical monitoring reports will be prepared by Kuzey Biga and Doğu Biga annually and submitted to Regional Directorate of Forestry (Forestry) in line with Regulation No. 27715. Forestry will audit and approve the compliance of mining operations with the rehabilitation projects submitted.
**	Application fees include the following;

•	Reforestation fee (one-time fee)

•	Land use fee (to be paid annually)

Positive Written Opinion of Ministry of Culture and Tourism

This permit is required during the EIA process, and will confirm the non-existence of any cultural / archaeological protection that can limit / prevent the development of Ağı Dağı and Kirazlı operations. This issue has already been confirmed by previous concession holder upon the request of Golder during the acquisition of the projects.

License to Start and Operate a Business

This permit is obtained from Çanakkale Special Provincial Administration- İl Özel İdaresi in Turkish) and requires an EIA. Upon the acquisition of EIA permits for Kirazlı and Ağı Dağı mining projects, Alamos will apply to Çanakkale Special Provincial Administration for the License to Start and Operate a Business. Application will require the following:

•	EIA positive decisions

•	Application letter

•	Mining licenses

•	Field survey report of MIGEM officers

•	Company information

•	License fee payment

•	Topographic map showing the project layout

Operation License

The Operations License is obtained from the General Directorate of Mining Affairs-Maden İşleri Genel Müdürlüğü – MIGEM in Turkish), and requires an EIA.

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Upon the acquisiton of EIA and forestry permits, Alamos will apply to MIGEM for the acquisition of operation licenses for its Ağı Dağı and Kirazlı mining projects. The application document will include mining plans, projects costs, and conceptual design of mining facilities to be constructed.

Groundwater Use Permit, if required

This permit is obtained from the State Hydraulic Works (Municipality-DSI or Belediye in Turkish), and is to be obtained after the EIA. Conventional wells and potential geothermal well permitting for process water supply to Ağı Dağı and Kirazlı mining operations will be obtained upon the EIA approvals of the projects.

Electricity Use Permit

The Electricity Use Permit is obtained from UEDAŞ, the electricity distribution company, and is to be acquired after the EIA.

Environmental Permits

This permit is issued by the Provincial Directorate of Environment and Urbanization, and is to be obtained after the EIA. Permit application for waste disposal, emission, and discharge will be done upon the EIA approvals of the projects.

20.8 Social Impact and Community Relations

Alamos has taken deliberate and considered steps towards establishment of a reliable relationship with local communities and stakeholders throughout the project. The activities in this section describe how the company works to establish a smooth relation with local communities and stakeholders and summarizes the findings from the social survey which aimed to identify the potential area of influence and potential social impacts.

20.8.1 Social Survey Report

In February 2011, a Social Survey Report was published by Alamos3, based on the results of the Community Relations activities conducted to date by Alamos and the findings from the field surveys carried out in 2010 (Golder, 2011). This report aims to identify social, cultural, and economic changes that might occur in construction, operation, and closure of the Ağı Dağı and Kirazlı Projects, and to identify measures to minimize these potential impacts and identify development opportunities. Within this context, the below studies have been conducted:

•	Determining the potential area of impact of the projects and establishing the methodology of the studies to be conducted;

•	Collection of data on socio-cultural and socio-economic structures of the potential area to be influenced;

[3]	Social Survey Report for Ağı Dağı and Kirazlı EIA Project, Alamos Gold Inc., 11 February 2011

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•	Identifying potential impacts of the projects and related mitigation measures for those adverse impacts and identifying opportunities to enhance beneficial impacts;

•	Identifying monitoring procedures for the successful implementation of all mitigation measures.

To determine the residential areas that would be social, cultural and economic areas of influence of both projects, the below aspects were taken into consideration:

•	Distance between the residential area and the project area;

•	Effects of the projects on transportation;

•	Labor force needs of the projects and provision of these needs;

•	Cultural and social aspects of the residential places;

•	Sensitivity to environmental impacts;

•	Economic condition of the residential area;

•	Ethnical and ethnographical structure of the residential area;

•	Level of concern of people living in the residential area regarding the project;

•	Changes in the demographical structure of the residential area caused by the project (receiving or losing immigrants)

In consideration of these criteria, the project team has identified what settlements are within the area of influence of the projects and how they will be influenced. The settlements influenced by the Ağı Dağı Project are: Söğütalan, Kızılelma, Cicikler, Göle, Bilaller, Karaköy, Etili, and Zeybekçayırı. The settlements influenced by the Kirazlı Project are: Kirazlı, Karacalar, Yukarışapçılar, Cazgirler, and Karaibrahimler.

20.8.2 Stakeholder Identification

Stakeholder identification was undertaken to identify all of the individuals and organizations that may be directly or indirectly affected from the projects (both positively and negatively). Through these groups’ knowledge and experience it is possible to develop project outcomes. For example, some stakeholders like NGO’s mention the international standards of mining process to protect the environment, while local people and communities are much more concerned with the immediate impacts of the project on health, economy and social life. Therefore, it is imperative that the project owner take all these concerns and perspectives into consideration to succeed in this diverse economic, social, and political environment. A tentative list of stakeholders identified is presented in the table below; however, this list can change due to new NGO’s and local communities established after the beginning of the project. Consequently, it is recommended that this list should be continuously updated through future visits and interviews.

The stakeholders have been identified and classified in accordance with the following types of entities: National Government Authorities, Provincial Government Authorities, District Government Authorities, University, Local communities, NGOs, Regional Media, National Business Representatives/ Competitors, Local Business Representatives / Competitors / Service Providers, and Political parties.

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20.8.3 Stakeholder Engagement and Consultation

The overall goal of stakeholder engagement and consultation is to create an on-going constructive dialogue with communities, individuals and organizations. In furtherance of this purpose, the project owner carried out various public consultation activities and conducted several meetings before the EIA process with project affected stakeholders. The purposes of these activities can be summarized as follows:

•

Ensuring that all stakeholders access accurate and reliable information regarding all activities conducted, or to be conducted, within the scope of both projects, including work executed within the framework of exploration activities;

•

Assuring that all stakeholders express their opinions and thoughts about activities conducted, or to be conducted, within the scope of both projects, including work executed within the framework of exploration activities;

•	Ensuring participation of all stakeholders in all activities conducted, or to be conducted, within the scope of both projects, including works executed within the framework of exploration activities;

•	Enabling the project owner to become directly familiar with the project areas – environmentally, socially, economically, and culturally;

•	Ensuring that environmental, social and cultural issues conducted within the framework of exploration activities are addressed in a timely manner; and

•	Assuring all stakeholders that environmental, social, and cultural mitigation activities will be accomplished in future phases of the projects.

Following the release of the Social Survey Report (SSR), several meetings were again conducted with local authorities, communities, and stakeholders in the region. These meetings were useful in establishing a solid foundation for a lasting and peaceful relationship within the organization. To create this relation, the Company engaged and conducted more than 500 meetings with local communities and external stakeholders. To improve its relationship with these communities, in 2010 and 2011 Company teams communicated with stakeholders, particularly from those communities that participated in the study, to inform them about the process and future activities and taking their opinions and their grievances into account. The list of the meetings that will be extended in the following sections can be summarized as follows:

•	Carry out a press conference in Çanakkale province at the beginning of the project,

•

Meetings with large scale participants such as Governorate Units, Special Provincial Directorate of Administration, Provincial Culture and Tourism Directorate, General Directorate of State Hydraulic Works,

•	Meetings with District Directorates and Mayor at District Governorate office has been conducted in the Çan district,

•	A meeting with the President of 18 Mart University and Deans of relevant departments (Mining Engineering, Urban and Regional Planning, Geology Engineering etc.),

•	A meeting with representatives of General Directorate of Mining Affairs,

•	A meeting with the Undersecretary of Ministry of Environment and Urban Planning,

•	Several meetings with related Ministries,

•	At least two, and in some cases three, public disclosure meetings,

•	The two public participation meetings held for the pilot projects in which more than 200 individuals participated, including vulnerable groups such as women and the elderly; and

•	Two official public participation meetings in the region.

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Public consultation is on-going and will continue throughout the project. In this manner the company teams will continue to engage with communities and stakeholders to assure they follow and understand new developments in the project area. The following actions have planned to be taken by the company: group meetings (both women and men separately), community level meetings (CLMs), site visits, and focus group meetings.

20.8.4 Community Development

To bring sustainable development into the community, Alamos worked with local communities and local governments and supported them with social projects and financial assistance. For this purpose the following projects and assistances performed by the Company:

•	Forestation on the road between Etili-Söğütalan. 2,000 pine saplings were planted by Etili Forestry in the name of KBM

•	Support for installing central heating system in the school

•	Construction and renewal of village houses and schools

•	Garbage collection partnership with local authorities

•	Support for the village festivals

•	Repairing two fountains

•	Provide excavator for various issues

•	Restoration of Mosques

•	Renewal of Imam’s Houses

•	Renewal of health facilities

•	Cyanide brochures prepared

•	Printing calendars

While these supports and assistances are on-going, there are a number of projects and aids pending analysis.

20.8.5 Grievance Mechanism

Establishing and participating in grievance resolution processes will be part of a holistic approach to stakeholder engagement. It is important for companies to provide effective grievance mechanism for local community groups. There is also a strong business case, because such mechanisms can help companies to better manage their social risks, avoid organizational costs, head off protracted and complex litigation in both the home and host states, and demonstrate commitment to formally stated policy positions.

A grievance mechanism will develop as a tool ensuring that all complaints of impacted communities, stakeholders, and others are managed appropriately. A proper grievance mechanism will include the following components:

•	Description of the grievance and communication procedure, roles and responsibilities during monitoring process;

•	A grievance form; and,

•	A complaint close-out form.

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In general, the grievances/comments/questions taken during the CR activities to date can be grouped as:

•	Employment and the request for employment from local people,

•	Use of cyanide,

•	Work program and schedule of project and the current stage,

•	Water quality (especially for drilling),

•	Sub-contracting strategy of company,

•	Deterioration of roads due to heavy vehicles,

•	Smell from drilling activities (toilets, drill sludge, etc.)

The company must respond to these grievances immediately and in a timely manner, but it is not always possible to resolve them immediately. In cases where, the demand cannot be met a clear response must be given to the respondent.

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21.	CAPITAL AND OPERATING COSTS

21.1 Summary

The capital expenditures required for the Combined Project are US$ 492 million including reclamation and salvage value. Working capital for Kirazlı is US$ 12.2 million and for Ağı Dağı is US$ 17.0 million. The costs are in first quarter 2012 US dollars. For items not sourced in the US a conversion rate of 1.33 US dollar per Euro and 1.8 Turkish Lira per US dollar was used. The authors consider that the capital and operating costs for the Kirazlı and Ağı Dağı Project are adequate and were estimated following generally accepted engineering practices. They are considered suitable to support the NI 43-101.

The operating cost for the combined project is US$ 8.60 per ore tonne. The operating cost for Kirazlı is US$ 9.56 per ore tonne and the operating cost for Ağı Dağı is US$ 8.24 per ore tonne. The costs are in first quarter 2012 US dollars. The costs include contract mining, process and G&A, but exclude reclamation and closure costs. Reclamation and closure costs are included in the financial analysis as capital expenditures. The costs were developed based on the Project metallurgical test work, pre-feasibility level process engineering, and quotations from potential suppliers of operating and maintenance equipment and supplies. Labor has been estimated using staffing and wage requirements based on typical rates in the Turkish mining industry.

21.2 Capital Costs

The capital expenditures required for the project are summarized in Table 21-1 for Kirazlı and Table 21-2 for Ağı Dağı. The costs are based on the pre-feasibility level design as outlined in this report and are considered to have an accuracy of +/-20%.

There were several consultants and engineers included with the preparation of the capital costs including the following:

•	IMC – owner support for the pit operation by a contract miner, pre-production mine schedules

•	Alamos – owner’s costs and land use fees, contract mining unit rates (pre-production mining)

•	KCA – process and infrastructure

•	Golder – heap leach facilities, earthmoving quantities and material takeoffs, stormwater controls, and waste rock drainage controls

•	DAMA – Turkish costs for local supplies and equipment

•	Hidrokon and Alamos – reservoir and pipeline capital costs

•	Polek Elektrik, INSAAT LTD STI – power lines.

KCA with the PFS team estimated the costs presented in this section with estimating assistance from DAMA Engineering in Ankara. Equipment and material requirements are based on the design information

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described in previous sections. For capital items, budgetary quotes were used for all major equipment items, either new quotes from a supplier or from recently received quotes in KCA’s files. Minor equipment item costs are based on recent quotes for similar equipment. Estimates for piping, electrical and instrumentation were based on percentages of mechanical equipment costs.

Table 21-1 Kirazlı Capital Costs

Facility Description	Pre-Production Capital Cost US$
PROCESS & INFRASTRUCTURE DIRECT COSTS
16 – Process Area General	$1,462,788
17 – Primary Crushing	$6,060,570
18 – Coarse Ore Stockpile and Reclaim	$1,330,660
19 – Secondary Crushing & Overland Conveying	$7,749,306
20 – Agglomeration	$3,519,433
24 – Heap Stacking System	$2,941,936
25 – Heap Leach	$11,623,352
28 – Adsorption	$2,769,533
29 – Desorption and Carbon Handling	$3,655,146
32 – Refinery	$1,544,391
35 – Reagents	$548,898
53 – Mining Facilities	$4,411,166
61 – Power	$2,303,673
63 – Water Storage and Distribution	$1,555,568
65 – Roads	$18,758
69 – Facilities	$9,732,063
70 – Plant Mobile Equipment	$1,729,010
71 – Fuel Facilities	$136,863
TOTAL DIRECT COSTS	$63,093,113
Indirect Costs	$6,742,469
E&C	$8,202,105
TOTAL DIRECT + INDIRECT + E&C COSTS	$78,037,687
Contingency, 20% of Total Costs	$15,607,537
Owner Costs (note 1)	$3,000,000
Reservoir and Pipeline Including 20% Contingency	$17,748,105
Reforestation / Land Use	$2,301,309
TOTAL PROCESS & INFRASTRUCTURE COST	$116,694,638
MINING
Support Equipment	$620,000
Pre-production Mining	$23,933,961
Contingency, 10% on Equipment, 20% Other	$4,848,792
TOTAL MINE CAPITAL COST	$29,402,753
TOTAL PRE-PRODUCTION CAPITAL COST (note 2)	$146,097,392
Note: 1. Includes operations training and development oversight 2. Does not include working capital of $12.2 million
VAT not included

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Table 21-2 Ağı Dağı Capital Costs

Facility Description	Pre-Production Capital Cost US$
PROCESS & INFRASTRUCTURE DIRECT COSTS
10 – Process Area General	$483,829
11 – Primary Crushing	$4,598,107
13 – Coarse Ore Stockpile and Reclaim	$2,486,513
14 – Secondary Crushing & Overland Conveying	$7,985,239
15 – Agglomeration	$6,636,286
22 – Heap Stacking System	$6,442,275
23 – Heap Leach	$26,743,132
26 – Adsorption	$3,606,649
27 – Desorption and Carbon Handling	$3,193,586
31 – Refinery	$1,506,676
34 – Reagents	$692,075
52 – Mining Facilities	$8,552,824
60 – Power	$3,961,279
62 – Water Storage and Distribution	$2,002,588
64 – Roads	$348,823
66 – Facilities	$16,523,623
67 – Plant Mobile Equipment	$2,025,817
68 – Fuel Facilities	$136,864
TOTAL DIRECT COSTS	$97,926,186
Indirect Costs	$9,782,349
E&C	$12,730,404
TOTAL DIRECT + INDIRECT + E&C COSTS	$120,438,939
Contingency, 20% of Total Costs	$24,087,788
Owner Costs (* Note 1)	$4,000,000
Reservoir and Pipeline	$14,651,898
Reforestation / Land Use	$5,642,075
TOTAL PROCESS & INFRASTRUCTURE COST	$168,802,701
MINING
Support Equipment	$620,000
Pre-Production Mining	$90,705,019
Contingency, 10% on Equipment, 20% Other	$18,203,004
TOTAL MINE CAPITAL	$109,528,023
TOTAL CAPITAL COST (note 2)	$278,330,724
Note: 1. Includes operations training and development oversight 2. Does not include working capital of $17.0 million
VAT not included

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21.2.1 Cost Basis

Process Plant

Each facility, such as primary crushing, agglomeration, etc. in the capital cost table is separated into the following categories where applicable: earthworks, buildings, civils (concrete), structural steel, platework, mechanical equipment, piping, electrical, and instrumentation.

Each category includes costs for freight, customs fees and duties, and installation. Each of these cost types is briefly discussed in the following sections.

Engineering, procurement, construction and commissioning (E&C), contractor indirect costs, initial inventory, reforestation, and water supply are added to the total direct costs.

Freight

Freight costs for equipment and supplies are based on estimates of loads as bulk freight at an average percentage of equipment cost. The cost of transport for equipment items to the jobsite in Turkey was estimated to average 8% of equipment cost, considering 5% for shipping to port, 1% export packaging and 2% for inland freight.

For incoming freight delivered by boat, the Port of Çanakkale (Gallipoli) located in the Gallipoli Strait is a nautical border crossing. The minimum and maximum drafts of the 214 m long and 24 m wide pier are 8.5 m and 28 m respectively. The necessary infrastructure exists to house the Panamax ships (50,000 – 80,000 Deadweight tonnes). There are two Sennebogen 835 R cranes operating at the port and each has a 350 tonnes/hr load handling capacity. Higher capacity cranes are available locally for lease.

An allowance of US$ 500,000 has been made to upgrade roads and bridges near the project site. The allowance is allocated one third to Kirazlı and two thirds to Ağı Dağı.

Duties and Customs Fees

Customs fees for items imported to Turkey are taken at 1% of equipment costs, a typical contract rate for customs agents as provided by DAMA.

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Installation

Equipment installation estimates are a factor of equipment cost and were based on equipment type and include all installation labor and equipment usage. An estimate of man hours required for equipment installation was made based upon KCA experience of similar equipment installations in Mexico. It was assumed that labor productivity in Turkey would be similar to that in Mexico. Labor rates for installation were based upon recent experience for projects completed in Turkey based upon information provided by DAMA. An average contracted crew labor rate of US$ 20 per hour was calculated and used for all disciplines. This labor rate was estimated based on the following:

Table 21-3 Average Contracted Crew Labour Rates

Classification	$/hr	Crew	ST Hrs	St $/Wk	OT hrs	OT $/wk	Total hrs/wk	Total $/wk	Avg $/hr
Foreman	$35.00	1	40	$1,400.00	20	$1,050.00	60	$2,450.00	$40.83
Welder	$18.00	2	80	$1,440.00	40	$1,080.00	120	$2,520.00	$21.00
Plate Worker	$16.00	2	80	$1,280.00	40	$960.00	120	$2,240.00	$18.67
Pipe Worker	$18.00	2	80	$1,440.00	40	$1,080.00	120	$2,520.00	$21.00
Helper	$11.00	3	120	$1,320.00	60	$990.00	180	$2,310.00	$12.83
Mounting People	$15.00	2	80	$1,200.00	40	$900.00	120	$2,100.00	$17.50
TOTALS		12	480	$8,080.00	240	$6,060.00	720	$14,140.00	$19.64

Earthworks

Major earthwork quantities were estimated based on the preliminary site design. This category only includes the major earthworks for leach pads and ponds, and for providing level areas for the various facilities and interconnecting roads. Detailed earthworks for concrete slabs, footings, etc. are included in the civils cost.

Unit rates for the major earthworks for the project were based on budget quotations from Turkish contractors. Earthworks unit rates used in this study for major cost items are presented in Table 21-4.

Table 21-4 Earthworks - Unit Costs

Earthworks - Unit Cost by Type	Unit	TL/Unit	US$/Unit
Clearing of trees and vegetation	ha	26,000	14,444
Topsoil - remove and haul 1 km	m3	2.10	1.167
Unsuitable material - remove and haul 1 km	m3	2.10	1.167
Cut - Type B - doze locally	m3	3.25	1.806
Cut - Type C - drill, blast and doze locally	m3	6.50	3.611
Loose Fill - load and haul 1 km to 2.5 km.	m3	1.70	0.944
On-Site excavation to dumped fill – facilities	m3	0.50	0.944
On-Site excavation to structural fill – facilities	m3	8.00	4.444
On-Site rock excavation to structural fill - leach pad	m3	6.50	3.611
On-Site soil excavation to structural fill - leach pad	m3	3.00	1.667
Subgrade preparation for heap leach pad	m2	0.50	0.278
Place liner bedding for heap leach pad - 500 mm thick	m3	8.00	4.444
Overburden excavation by mine to structural fill for leach pad placed by contractor	m3	2.00	1.111
700 mm liner cover, crushing and placement by contractor	m3	6.00	3.290
700 mm liner cover crushed and delivered by mine, placed by contractor	m3	1.75	0.972

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Civils

Civils include detailed earthworks and concrete. Concrete quantities were estimated from takeoffs based on preliminary cross section drawings, local seismic conditions, and previous quantities from similar equipment installations, on major equipment weights and on slab areas. Supply costs for cement with gravel and rebar were provided by DAMA. Installation rates for concrete were estimated based on typical time requirements per unit volume and on Turkish labor rates. The concrete cost includes delivery, all installation labor, forms, rebar bending and tie-ins, placement and all other tasks and necessary equipment. A 15% allowance is made for detail civil prep for footing excavation which is not included in the concrete cost. Costs based on concrete compressive strength are as follows:

•	Fc = 300 @ US$ 342.84 per cubic meter

•	Fc = 250 @ US$ 289.60 per cubic meter

•	Fc = 200 @ US$ 246.58 per cubic meter

Structural Steel

Structural steel requirements for the various major equipment items and buildings were estimated from takeoffs based on preliminary cross sections and on quantities from similar equipment installations with adjustments as required for the local seismic conditions. Unit costs for steel supply were supplied by DAMA. (Additional costs were added for gussets, plates and bolts.) Fabrication and installation labor and equipment requirements were based on typical contractor costs based on KCA’s experience. Unit costs vary depending on the type, size and quantity of structural steel to be installed. The installed costs used are as follows:

•	Heavy Steel @ US$ 5.26 per kg

•	Medium Steel @ US$ 5.52 per kg

•	Light Steel @ US$ 5.68 per kg

CMP corrugated steel tunnel costs for conveyor tunnels were estimated by KCA.

Platework

Platework includes the costs for tankage, bins and chutes. The quantity of platework was calculated based on appropriate plate thicknesses and sizes of each individual item. Unit costs for platework, including fabrication and installation labor and equipment requirements, are based on quotes for specific tankage components identified in the mechanical equipment tables and contractor costs supplied by DAMA.

Mechanical Equipment

Costs for all major items of new equipment are based on budget quotes from vendors or from projects recently completed by KCA or DAMA. Minor equipment items are based on supplier quotes, or are from KCA’s in-house database. As many of the major equipment items were sourced out of Europe or Turkey as possible. Specialty equipment such as retorts, electrolytic cells, carbon regeneration kilns, etc. was sourced out of North America. Installation estimates were based on equipment type and include installation

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labor and equipment usage. A 40-ton rough terrain crane and other support equipment are budgeted for purchase and will be used during construction. The installation costs vary by complexity and average approximately 10% of the mechanical equipment capital cost.

Piping, Electrical and Instrumentation

Except for major pipelines, piping, fittings, and valve costs are estimated based on a percentage of the mechanical equipment costs. A rate varying from 2% to 20%, depending on the complexity of the equipment cost was used to estimate piping purchase costs for each area. A piping installation rate equal to 0.018 hours per US$ of the piping purchase estimate was used.

Electrical costs are also estimated based on a percentage of the mechanical equipment cost. A rate varying from 12% to 20% of the equipment cost was used to estimate electrical purchase costs for each area. An electrical installation rate equal to 0.024 hours per US$ of the electrical purchase estimate was used based upon recent KCA experience on similar projects. The electrical costs for the projects including costs for the on-site substation, electrical distribution and connection to the equipment are equal to US$ 624 per attached kW for Ağı Dağı and US$ 695 for Kirazlı, which compare favorably with recent KCA projects.

Instrumentation costs are also estimated based on a percentage of the mechanical equipment costs. A rate ranging from 4.0% to 10% of the equipment cost was used to estimate instrumentation purchase costs for each area based upon recent KCA experience on similar projects. An instrumentation installation rate equal to 0.022 hours per US$ of the instrumentation purchase estimate was used.

Buildings

Costs for process buildings are included in their respective areas. The building costs are based on a cost estimate for a bare building structure as supplied by DAMA. Interior furnishes and HVAC were estimated based on costs in KCA’s database. As the quotations received were for pre-fabricated installations, the costs were necessarily factored to account for building type and use. Unit costs varied from US$ 529 to US$ 799 per m2 depending on the degree of finish required. Concrete for the foundations is in addition to the structure cost and is provided for in the civils costs.

The costs of all non-process buildings for the project are included in the facilities costs section.

Infrastructure Items

Power Supply

Budget costs for the dedicated overhead power lines for each facility were provided by the Turkish contractor Polek Elektrik. Capital cost for the main electrical substations and electrical site distribution were estimated by KCA-DAMA based on electrical load and site layout. Connection, land appropriation, and power line is budgeted to cost US$ 187,000 for Kirazlı and US$ 1.5 million for the connection at Ağı Dağı.

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Water Supply

Budget costs for supplying water to the Kirazlı and Ağı Dağı projects were provided by Hidrokon. Water will be supplied from the Altin Zeybek Dam through a 37 km pipeline to the Kirazlı Project and 14 km to the Ağı Dağı Project.

Capital costs are estimated to be US$ 32.4 million for the reservoir and pipeline. The capital cost allocation of the reservoir and pipeline is 45% to Ağı Dağı and 55% to Kirazlı. This cost includes a 20% contingency.

Site Fencing

Site fencing costs were estimated by KCA. The projects are to be surrounded by animal control fencing which is US$ 10.12 per meter installed and chain link fencing, estimated at US$ 40.48 per meter installed, encloses the more sensitive areas such as the process facilities and explosive storage areas. Fencing prices were factored based upon information provided by DAMA.

Data Management and Communications

Allowances have been included for the plant control systems (US$ 75,000 for Kirazlı and US$ 150,000 for Ağı Dağı) and data management systems (US$ 100,000 for each Kirazlı and Ağı Dağı). An allowance of US$ 25,000 for each Kirazlı and Ağı Dağı is included for the radio communications / telecommunications system.

21.2.2 Indirect Costs

Field Indirects

Indirect costs include contractor’s costs for items such as temporary construction facilities, contractor communications, construction camp including living expenses, temporary warehousing, temporary power and water, contractors’ mobilizations, hand tools, quality control and survey support, fenced yards, construction office, support equipment, security, etc. This cost has been factored as 6% of direct costs.

Vendor Representatives

This cost is intended to cover the vendor representative costs for all major equipment. Vendor representative costs have been factored as 1.5% of delivered capital equipment costs.

Spare Parts

Estimates for spare parts were based on a percentage of the mechanical equipment delivered costs. A rate of 7.5% was used in this study.

Initial Fills Inventory

The initial fills inventory consists of consumable items stored on site at the outset of operations. The initial fills include the initial charge and a 30 day supply.

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21.2.3 Engineering and Construction

The estimated cost for engineering, procurement, construction management and commissioning (E&C) for the development of the Ağı Dağı / Kirazlı projects was calculated based on a percentage of direct costs. A rate of 13% was used. The E&C is made up of detailed engineering, procurement, construction management, and commissioning.

The E&C cost covers services and expenses for the following areas:

•	Project Management

•	Detailed Engineering

•	Engineering Support

•	Procurement

•	Construction Management

•	Commissioning

21.2.4 Contingency

A contingency of 20% is taken for all direct and indirect plant costs.

21.2.5 Sustaining Capital Costs

Future capital expenditures for the project will include drainage controls for waste rock facilities at each location, the remaining 75% of the 700 mm crushed ore cover that protects the leach pad liner, (the initial 25% is placed by a contractor during construction), additional costs for a barren solution booster station at Ağı Dağı, evaporation systems for each project to evaporate excess solution due to precipitation events, and leach pad expansions at both projects. The future capital costs for Kirazlı is tabulated in Table 21-5 and the future capital cost for Ağı Dağı is tabulated in Table 21-6.

Reclamation and closure costs for all areas are currently based on US$ 0.50/ore tonne and are not shown in the future capital costs tables but are included in the cash flow analysis.

Table 21-5 Kirazlı Future Capital Summary

	Waste Rock Drainage Control	Heap Liner Cover	Evaporation System	Leach Pad Expansion	Total
2015	$459,216	$137,373			$596,589
2016	$459,216		$221,457	$3,320,252	$4,000,925
2017	$459,216		$442,911	$3,320,252	$4,222,379
2018	$459,216		$442,911		$902,021
Total	$1,836,864	$137,373	$1,107,280	$6,640,504	$9,722,021

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Table 21-6 Ağı Dağı Future Capital Summary US$

	Waste Rock Drainage Control	Heap Liner Cover	Heap Leach Booster Pump	Evaporation Systems	Leach Pad Expansion	Total
2017	$1,587,819	$254,691			$2,656,608	$4,499,118
2018	$1,587,819				$2,656,608	$4,244,427
2019	$1,587,819		$1,562,377			$3,150,195
2020					$2,429,147	$2,429,147
2021					$2,429,147	$2,429,147
2022						$0
2023				$410,451		$410,451
Total	$4,763,456	$254,691	$1,562,377	$410,451	$10,171,510	$17,162,485

21.2.6 Owners Costs

The owner’s costs, as provided by the client, are included in this estimate. This cost is intended to cover the following items at a minimum:

•	Owners costs for labor, offices, vehicles, travel and consultants during construction

•	Owner’s start-up and commissioning crew

•	Permits, minor taxes (not regional or corporate)

•	Work place health and safety costs during construction

21.2.7 Reforestation and Land Use Fees

Reforestation costs and land use fees were supplied by the client. The reforestation costs are levied by the government and are compensation to the government for loss of resources during the projects tenure. The land use fees are based on disturbed area and are paid on an annual basis. The land use fees are included in both pre-production capital and operating costs.

21.2.8 Working Capital

Working capital is calculated to be 2 months operating costs for mining and processing for each project based upon the operating costs provided in this document and preliminary contract mining costs provided by Alamos Gold.

21.2.9 Mining Capital

Mining will be done by a contractor and as such the mining capital costs include the costs for mining infrastructure only. Included is the cost for the initial haul roads, change room, mine shop, explosive storage facilities and owner’s staff support equipment. For reference purposes, Table 21-7 presents the capital cost expected were the mine to be operated with an owner fleet.

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Table 21-7 Expected Mine Fleet Capital Costs

Kirazlı
				Sustaining	Total
Category	2014 Q2	2014 Q3	Total	Capital	Capital
Preproduction Development	2,238		2,238		2,238
Major Equipment	-	31,068	31,068	-	31,068
Support Equipment	-	3,236	3,236	677	3,913
Engineering/Safety Equipment	-	200	200	-	200
Shop Tools	-	932	932	-	932
Spare Parts	-	1,553	1,553	-	1,553
TOTAL	2,238	36,989	39,227	677	39,904

Baba-Deli
				Sustaining	Total
Category	2016 Q2	2016 Q3	Total	Capital	Capital
Preproduction Development	2,148		2,148		2,148
Major Equipment		54,320	54,320	5,728	60,048
Support Equipment		2,802	2,802	1,432	4,234
Engineering/Safety Equipment		-	-	200	200
Shop Tools		1,630	1,630	-	1,630
Spare Parts TOTAL		2,716	2,716	-	2,716
	2,148	61,468	63,616	7,360	70,976

Per IMC, the owner’s staff includes a mine superintendent, engineering staff and geology/ore control staff. Support equipment including vehicles and survey equipment will be required at each location. A cost of US$ 310,000 is included in the capital costs plus an additional US$ 310,000 at each location to provide for similar equipment for contractor for field survey verification purposes.

21.2.10 Pre-production Mining

To facilitate a more consistent supply of ore to the heap leach pads in the early years of operations, as well as for the heap leach pad foundation construction, it is necessary to first remove significant quantities of waste and minor amount of ore from the deposits at Kirazlı and Ağı Dağı.

At Kirazlı, 7 million tonnes of material must be removed. There are some minor amounts of ore that will be encountered that will have to be temporarily stored and rehandled to the crushing area when it is constructed. The rehandled ore will be crushed as necessary to maintain desirable production rates through the circuit.

At Ağı Dağı, 26.5 million tonnes of material must be moved before commercial production starts. There are quantities of ore that will be encountered that will require temporary stockpiling and rehandling once the crushing circuit is available. The rehandled ore will be crushed as necessary to maintain desirable production rates through the circuit.

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The capital costs for pre-production mining at Kirazlı are US$ 23.9 million. The capital costs for pre-production mining at Ağı Dağı is US$ 90.7 million. This equates to a contract mining cost of approximately US$ 3.42 per tonne of material at each project. These costs include owner oversight of the contractor.

21.2.11 Exclusions

The following have been excluded:

•	Finance charges and interest during construction.

•	Escalation costs.

•	Currency exchange fluctuations.

•	Penalties or Incentives.

21.2.12 Capital Cost Tables

Capital Costs by Category are presented in Tables 21-8 and 21-9.

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Table 21-8 Summary of Direct Capital Costs by Category - Kirazlı

Plant Totals	Cost @ Source	Freight	Customs Fees & Duties	Total Supply Cost	Install	Grand Total
Process Area General					$150,000	$150,000
Major Earthworks					$20,871,929	$20,871,929
Civils (Supply & Install)	$2,200,075			$2,200,075		$2,200,075
Structural Steelwork (Supply & Install)	$2,528,447			$2,528,447		$2,528,447
Platework (Supply & Install)	$2,187,187			$2,187,187		$2,187,187
Mechanical Equipment	$15,457,641	$1,217,343	$152,221	$16,827,205	$2,595,560	$19,422,765
Piping	$2,192,110	$7,500	$1,500	$2,201,110	$689,920	$2,891,030
Electrical	$1,843,980	$92,199	$18,440	$1,954,619	$938,200	$2,892,819
Instrumentation	$1,280,300	$49,016	$9,803	$1,339,119	$457,260	$1,796,379
Power	$1,725,836			$1,725,836		$1,725,836
Facilities	$3,110,871			$3,110,871		$3,110,871
Mining Facilities	$1,875,806			$1,875,806		$1,875,806
Buildings	$1,439,969			$1,439,969		$1,439,969
Plant Total Direct Costs	$35,842,223	$1,366,058	$181,964	$37,390,244	$25,702,869	$63,093,113

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Table 21-9 Summary of Direct Capital Costs by Category - Ağı Dağı

Plant Totals	Cost @ Source	Freight	Customs Fees & Duties	Total Supply Cost	Install	Grand Total
Process Area General					$150,000	$150,000
Major Earthworks					$40,395,122	$40,395,122
Civils (Supply & Install)	$2,837,251			$2,837,251		$2,837,251
Structural Steelwork (Supply & Install)	$3,491,796			$3,491,796		$3,491,796
Platework (Supply & Install)	$2,839,525			$2,839,525		$2,839,525
Mechanical Equipment	$19,985,606	$1,598,850	$199,855	$21,784,311	$2,503,770	$24,288,081
Piping	$3,696,006	$15,000	$3,000	$3,714,006	$911,820	$4,625,826
Electrical	$2,825,020	$141,254	$28,251	$2,994,525	$1,437,380	$4,431,905
Instrumentation	$1,838,650	$76,934	$15,386	$1,930,970	$717,660	$2,648,630
Power	$3,211,158			$3,211,158		$3,211,158
Mining Facilities	$2,391,983			$2,391,983		$2,391,983
Facilities	$5,153,940			$5,153,940		$5,153,940
Buildings	$1,439,969			$1,439,969		$1,439,969
Plant Total Direct Costs	$49,710,904	$1,832,038	$246,492	$51,789,434	$46,115,752	$97,905,186

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21.3 Operating Costs

21.3.1 Summary

The cost per tonne of ore processed for the production of gold and silver at the Ağı Dağı / Kirazlı Project are summarized by area in Table 21-10. The estimated average operating costs are US$ 9.56 per tonne of ore for Kirazlı and US$ 8.24 per tonne of ore for Ağı Dağı. The combined average operating cost per tonne of ore is US$ 8.60. The costs exclude reclamation and closure costs.

Table 21-10 Operating Unit Costs Ağı Dağı and Kirazlı

	Kirazlı	Ağı Dağı
Area	US$/tonne ore	US$/tonne ore
Area 16 - Process Area General	0.33	0.20
Area 17 - Primary Crushing	0.23	0.12
Area 18 - Coarse Ore Stockpile & Reclaim	0.04	0.03
Area 19 - Secondary Crushing & Overland Conveying	0.26	0.19
Area 20 - Agglomeration	0.09	0.07
Area 24 - Heap Stacking System	0.23	0.18
Area 25 - Heap Leach Pad & Ponds	0.25	0.20
Area 28 - Carbon Adsorption	0.05	0.04
Area 29 - Carbon Desorption & Regeneration	0.33	0.18
Area 32 - Refinery	0.12	0.05
Area 35 - Reagents	1.93	0.99
Area 53 - Mining Facilities	0.02	0.02
Area 61 - Power	0.03	0.02
Area 63 - Water Storage & Distribution	0.07	0.07
Area 69 - Facilities	0.03	0.02
Area 70 - Mobile Equipment	0.06	0.05
Area 71 - Fuel Facilities	0.00	0.00
G & A	0.70	0.65
Sales Transportation & Refining	0.25	0.08
Silver Revenue Credits	(3.06)	(0.61)
Mining	7.60	5.70
TOTAL COST	$ 9.56	$ 8.24

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21.3.2 Operating Cost Basis

Operating costs for the Ağı Dağı / Kirazlı Project have been estimated at a pre-feasibility study level and are based upon the information presented in earlier sections in this report.

Operating costs for the project have been estimated using staffing and wage requirements based on typical rates in the Turkish mining industry. Most unit consumptions of materials, supplies, power, and water are based on test work. Other values are based on information for similar operations, or generally accepted industry standards.

The operating costs have been estimated and presented without added contingency allowances based upon the pre-feasibility level design and operating criteria present in this report. The operating costs are considered to have an accuracy range of +/-20%.

There were several consultants and engineers that participated in the preparation of the operating costs including the following:

•	IMC – mine G&A

•	Alamos – contract mining unit rates, land use fees

•	KCA – process and non-mine G&A

•	DAMA – Turkish costs for local supplies

•	Hidrokon and Alamos – reservoir operating costs

Operating costs have been based upon information obtained from the following sources:

•	Project metallurgical test work and process engineering

•	Budgetary quotations from potential suppliers of project operating and maintenance supplies and materials

•	Recent KCA project file data

•	Advice from suppliers

All costs are presented in first quarter 2012 United States currency (dollars).

Operating requirements have been estimated based upon unit costs and consumption, where possible, and have been broken down by area. Presented below are the assumptions and unit costs associated with the development of the operating cost estimate. Delivered costs were used.

Process Area General

Labor costs for process supervision, maintenance supervision, maintenance labor and laboratory personnel are included in the process area general category and are based upon prevailing areas wages for similar operations in Turkey. Laboratory personnel costs are allocated by tonnes of ore processed, two thirds to Ağı Dağı and one third to Kirazlı.

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The laboratory costs included under the process area general category are based on the number of assays plus supplies. The laboratory work load is estimated at 50 solid analyses and 150 solution assays per day at Ağı Dağı, and 75 solid analyses and 25 solution assays per day at Kirazlı. The unit costs of these are assumed to be US$ 6.00 and US$ 1.50 per determination based on KCA’s experience. Lab supplies are estimated at a cost of US$ 0.03 per tonne of ore. This includes items such as standards, reagents, bottles and pulp envelopes.

Ore Processing

The costs for the primary crushing areas assume that ore will be delivered directly to the primary crusher dump pocket by haul trucks. Costs for a loader feeding ore to the dump hopper eight hours per day are included to allow for periods of ore delivery interruption.

The jaw crushers, cone crushers and screens annual wear rates were estimated based on information from Sandvik.

Heap leach piping and drip tubing costs are estimated to be US$ 0.035 per tonne of ore based on KCA experience with similar projects. Heap leach maintenance supply costs are taken at US$ 0.020 per tonne of ore based on KCA experience.

Reagents

Reagent costs are based upon recent quotations by suppliers in Turkey. Reagent consumptions are based upon metallurgical testwork.

Kirazlı

Cyanide consumption has two components, the leach process (average of approximately 0.43 kg/t for heap leach based upon estimated ore type allocations) and carbon stripping (3.33 kg per t of carbon stripped). Cyanide consumption varies on an annual basis depending upon the ore type distribution. The NaCN cost is estimated at US$ 3.50 per kg. The estimated annual consumption of NaCN is 2,258 tonnes per year.

Portland cement will be required in the heap leaching process for agglomeration and pH control. A consumption rate of 2.5 kg cement per tonne of ore is anticipated based on laboratory tests. The unit cost of cement is estimated at US$ 0.104 per kg. The calculated annual consumption of cement is 13,125 tonnes per year.

The cost for make-up activated carbon is based on 3.0% of the weight of carbon stripped. The delivered unit cost of activated carbon is assumed to be US$ 2.77/kg.

Consumption of caustic (NaOH) used for stripping of loaded carbon is estimated at 20.8 kg per ton of carbon stripped. The unit cost of caustic is estimated at US$ 0.81 per kg. The calculated annual consumption of caustic is 68.8 tonnes per year.

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Consumption of hydrochloric acid (HCl) used for acid wash of carbon is estimated at 133 L per ton of carbon washed. The unit cost of HCl is estimated at US$ 0.46 per L. The calculated annual consumption of HCl is 440.9 m3 per year.

Antiscalant addition is estimated at 6 ppm for the barren and pregnant solutions and 10 ppm for the strip solution. The unit cost of antiscalant is estimated at US$ 5.52 per L. The calculated annual consumption of antiscalant is 85.4 m3 per year.

Consumption of fluxes for smelting is estimated at 1 kg fluxes per kg of metal smelted. The unit cost of fluxes is estimated at US$ 1.67 per kg. The calculated annual consumption of fluxes is 19.8 tonnes per year.

Ağı Dağı

Cyanide consumption has two components, the leach process (average of approximately 0.20 kg/t for heap leach based upon estimated ore type allocations) and carbon stripping (3.33 kg per t of carbon stripped). Cyanide consumption varies on an annual basis depending upon the ore type distribution. The NaCN cost is estimated at US$ 3.50 per kg. The estimated annual consumption of NaCN is 2,112 tonnes per year.

Portland cement will be required in the heap leaching process for agglomeration and pH control. A consumption rate of 2.5 kg cement per tonne of ore is anticipated based on laboratory tests. The unit cost of cement is estimated at US$ 0.104 per kg. The calculated annual consumption of cement is 26,250 tonnes per year.

The cost for make-up activated carbon is based on 3.0% of the weight of carbon stripped. The delivered unit cost of activated carbon is assumed to be US$ 2.77/kg.

Consumption of caustic (NaOH) used for stripping of loaded carbon is estimated at 20.8 kg per ton of carbon stripped. The unit cost of caustic is estimated at US$ 0.81 per kg. The calculated annual consumption of caustic is 73.9 tonnes per year.

Consumption of hydrochloric acid (HCl) used for acid wash of carbon is estimated at 133 L per ton of carbon washed. The unit cost of HCl is estimated at US$ 0.46 per L. The calculated annual consumption of HCl is 472.2 m3 per year.

Antiscalant addition is estimated at 6 ppm for the barren and pregnant solutions and 10 ppm for the strip solution. The unit cost of antiscalant is estimated at US$ 5.52 per L. The calculated annual consumption of antiscalant is 170.3 m3 per year.

Consumption of fluxes for smelting is estimated at 1 kg fluxes per kg of metal smelted. The unit costs of fluxes are estimated at US$ 1.67 per kg. The calculated annual consumption of fluxes is 14.8 tonnes per year.

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Fuel

Kirazlı

Diesel fuel consumption for the boiler and carbon regeneration kiln is estimated at 50,768 liters per month. The delivered unit cost of diesel fuel is estimated at US$ 1.66/L. Diesel fuel consumption for the smelting furnace is estimated at 2,925 liters per month.

Ağı Dağı

Diesel fuel consumption for the boiler and carbon regeneration kiln is estimated at 66,640 liters per month. The delivered unit cost of diesel fuel is estimated at US$ 1.66/L. Diesel fuel consumption for the smelting furnace is estimated at 1,915 liters per month.

Mobile Equipment

Estimated diesel fuel consumption for the mobile support equipment fleet is estimated at 224,000 liters per year for Ağı Dağı and 121,000 liters per year for Kirazlı.

Overhaul and Maintenance

Annual overhaul and maintenance costs were taken at 6.0% of the installed mechanical equipment cost for each area.

Power

For the purposes of operating cost estimate by area, the power consumption used in a given process area has been estimated based on installed power factored for capacity utilization, operating schedule, and operating utilization. These data are summarized in Tables 21-11 and 21-12.

The electrical power cost of US$ 0.1032 per kWh used for this study was provided by DAMA. This value was used on an area by area basis to estimate power costs. Power requirements and costs are included in each area.

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Table 21-11 Power Consumed by Area - Kirazlı

	Attached	Operating
AREA DESCRIPTION	kW	kW	kWh/year	kWhr/t
Area 11 - PRIMARY CRUSHING	923	622	3,560,969	0.678
Area 13 - COARSE ORE STOCKPILE & RECLAIM	106	87	548,124	0.104
Area 14 - SECONDARY CRUSHING & CONVEYING	1,309	644	3,723,726	0.709
Area 15 – AGGLOMERATION	310	236	1,485,272	0.283
Area 22 - HEAP STACKING SYSTEM	761	490	3,084,278	0.587
Area 23 - HEAP LEACH PAD & PONDS	1,174	489	3,392,822	0.646
Area 26 - CARBON ADSORPTION	372	146	938,448	0.179
Area 27 - CARBON DESORPTION AND REGENERATION	308	259	1,066,631	0.203
Area 31 – REFINERY	208	184	955,171	0.182
Area 34 – REAGENTS	30	25	65,525	0.012
Area 52 - MINING FACILITIES	400	166	727,036	0.138
Area 60 – POWER	84	75	479,920	0.091
Area 62 - WATER STORAGE & DISTRIBUTION	117	83	37,835	0.007
Area 66 - FACILITIES	467	220	1,434,205	0.273
Area 68 - FUEL FACILITIES	4.9	3.5	3,475.4	0.001
TOTALS	6,172	3,563	20,776,401	3.957

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Table 21-12 Power Consumed by Area - Ağı Dağı

	Attached	Operating
AREA DESCRIPTION	kW	kW	kWh/year	kWhr/t
Area 11 - PRIMARY CRUSHING	923	650	3,737,967	0.356
Area 13 - COARSE ORE STOCKPILE & RECLAIM	212	160	1,007,355	0.096
Area 14 - SECONDARY CRUSHING & CONVEYING	1,542	956	4,372,713	0.416
Area 15 – AGGLOMERATION	617	468	2,946,616	0.281
Area 22 - HEAP STACKING SYSTEM	2,661	1,231	7,753,801	0.738
Area 23 - HEAP LEACH PAD & PONDS	1,292	908	6,953,945	0.662
Area 26 - CARBON ADSORPTION	525	475	1,912,648	0.182
Area 27 - CARBON DESORPTION AND REGENERATION	334	268	1,147,087	0.109
Area 31 – REFINERY	147	130	611,133	0.058
Area 34 – REAGENTS	34	29	61,421	0.006
Area 52 - MINING FACILITIES	464	238	1,498,723	0.143
Area 60 – POWER	84	75	479,920	0.046
Area 62 - WATER STORAGE & DISTRIBUTION	233	166	75,671	0.007
Area 66 - FACILITIES	575	300	1,952,390	0.186
Area 68 - FUEL FACILITIES	6	4	7,422	0.001
TOTALS	9,651	6,056	34,518,810	3.288

Annual operating cost for pumping water from the reservoir to the respective projects is estimated to be US$ 438,000 for Ağı Dağı and US$ 129,000 for Kirazlı. Kirazlı operating costs are less than Ağı Dağı due to lower pumping volumes and differences in elevation between Ağı Dağı and Kirazlı.

Regenerative Power Opportunities

Two conveyor systems for the Ağı Dağı and Kirazlı projects have the potential to return power to the project through the use of regenerative conveyors. For a conveyor to be considered for regenerative power, the conveyor must convey product down gradient. Based upon preliminary designs, the conveyor that feeds the agglomeration drum from the secondary crushing system at Kirazlı (458 m length and 147 m decline) and at Ağı Dağı the conveyor that feeds the stacking system from the agglomeration drums at the HLF (600 m length, 145 m decline) deliver product down gradient. Based upon power costs and expected payback the Kirazlı regenerative unit should pay for itself in 1.6 years and return US$ 135,000 in operating costs per year after payback, and the Ağı Dağı system should pay for itself in 2.6 years and return US$ 85,000 annually after payback.

Personnel and Staffing

Table 21-13 presents the staffing levels for the projects. The process area general category includes all laboratory personnel. This area is assumed to require 10 salaried and 12 hourly employees. The labor costs for the laboratory are allocated by tonnes of ore processed, two thirds to Ağı Dağı and one third to Kirazlı.

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Process maintenance operations labor is assumed to require 13 salaried employees and 17 hourly employees each for Ağı Dağı and Kirazlı. Ağı Dağı operations areas are assumed to require 115 hourly employees. The Kirazlı operations areas are assumed to require 95 employees, all hourly.

The wages and salaries for project personnel are based upon typical wage and salary rates in the Turkish mining industry. For continuous operations, there will be four crews with 8 hour shifts. Supervision and technical staff will operate on a flexible schedule to suit operational requirements.

Provisions for overtime, benefits and taxes were included in the wage and salary costs as “burdens”. The “burdens” are based on information from DAMA and are estimated to be 86% of the base annual pay for the salaried employees and 92% for the hourly employees.

All salaried and hourly employees are expected to be Turkish nationals. Most employees are assumed to have permanent homes in the immediate area.

Total annual labor cost with burden is US$ 3.72 million at Kirazlı and US$ 4.41 million at Ağı Dağı.

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Table 21-13 Project Staffing Levels

Job Title	Kirazlı Qty	Ağı Dağı Qty
LABORATORY
Chief Metallurgist	1	1
Chemist	1	1
Lab Multifunction Technician	8	8
Metallurgical Testing Helper	4	4
Shift Sample Bucker	8	8
Area Subtotal:	22	22
GENERAL OPERATIONS & MAINTENANCE
Area 16 - Process Operations
Process Superintendent	1	1
Process General Foreman	1	1
Process Shift Foreman	4	4
Clerk / Interpreter	1	1
Area 16 - Process Maintenance
Maintenance Superintendent	1	1
Maintenance Shift Foreman	4	4
Planner	1	1
Mechanic	4	4
Mechanic Helper	4	4
Electrician	3	3
Electrician Helper	3	3
Instrumentation Technician	3	3
Area Subtotal:	30	30
PROCESS OPERATIONS
Area 17 - Primary Crushing
Operator	4	4
Loader Operator	2	2
Crusher Helper	4	8
Area Subtotal	10	14
Area 18 - Coarse Ore Stockpile/Reclaim
Helper	4	4
Area Subtotal	4	4

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Job Title	Kirazlı Qty	Ağı Dağı Qty
Area 19 - Secondary Crushing & Overland Conveying
Operator	4	8
Helper	12	16
Area Subtotal	16	24
Area 20 - Agglomeration
Operator	4	4
Laborer	1	1
Area Subtotal	5	5
Area 24 - Heap Stacking System
Operator	4	4
Dozer Operator	4	4
Helper	4	8
Area Subtotal	12	16
Area 25 - Heap Leach Pad and Ponds
Operator	4	4
Piping Crew	8	12
Laborer	8	8
Area Subtotal	20	24
Area 28 - Adsorption
Operator	4	4
Area Subtotal	4	4
Area 29 - Desorption & Carbon Handling
Operator	4	4
Area Subtotal	4	4
Area 32 - Refinery
Refiners	4	4
Helper	8	8
Area Subtotal	12	12
Area 35 - Reagents
Operator	4	4
Area Subtotal	4	4
Area 63 - Water Storage & Distribution
Operator	4	4
Area Subtotal	4	4
TOTAL PROCESS OPERATIONS	95	115
GRAND TOTAL	147	167

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G & A

General and administrative costs (G&A) will be shared by both projects and will be allocated one third to Kirazlı and two thirds to Ağı Dağı. It is expected that certain key administrative roles will be filled by expatriates. The majority of the G&A staff will be locals. The G&A staffing level is presented in Figure 21-14. The total annual expatriate staff cost including burdens is US$ 1.13 million, with 2/3 allocated to Ağı Dağı and 1/3 allocated to Kirazlı.

General and administrative operating expenses have been estimated by KCA with input from Alamos and will include the following items, as tabulated in Table 21-15:

•	Administration personnel

•	Maintenance supplies

•	Office Supplies and software

•	Vehicles

•	Man camp

•	Ankara office

•	Local office rental

•	Public relations expenses

•	Communications

•	Insurance

•	Safety Supplies

•	Safety Awards

•	Training Supplies

•	Outside auditing costs

•	Travel

•	Legal

•	Data processing

•	Access road maintenance

•	Miscellaneous

•	Land Use Fees

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Table 21-14 General and Administrative - Project Staffing Levels

Job Title	Qty
Expatriate Staff
Project Manager	1
Kirazlı Area Manager	1
Ağı Dağı Area Manager	1
Technical Manager	1
Project Accountant	1
Total Expatriate Staff	5

National Staff / Labor Staff
Community Relations Manager	1
Community Relations Support	4
Environmental Manager	1
Environmental Technicians	8
Security Manager	1
Guards	16
Safety Manager	1
Safety Instructors	4
Drivers	12
Training Manager	1
Trainers	8
Supply Manager	1
Warehouseman	4
Clerk	8
Office Manager	1
Translators	4
Clerical	8
Laborers / Janitorial	16
Total National Staff	99

TOTAL G&A STAFF / LABOR	104

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Table 21-15 General and Administrative Other G&A Expenses

Item	Calculation Method		Total Annual Cost, US$
Maintenance Supplies	5% of G&A Staff / Labor		$219,425
Office Supplies/Software	7.5% of G&A Staff / Labor		$329,137
Transportation	150,000 km @ $0.50/km		$75,000
Vehicles	Replace 4 Vehicles/Year		$200,000
Man camp	30 @ $35/day		$383,250
Ankara Office	Allowance		$420,000
Local Office Rental	Allowance		$50,000
Public Relations Expense	4% of G&A Staff /Labor		$175,540
Communications	3% of G&A Staff /Labor		$131,655
Insurance	Allowance		$200,000
Safety Supplies	350 Men @ $100/Man		$35,000
Safety Awards	350 Men @ $75/Man		$26,250
Training Supplies	350 Men @ $50/Man		$17,500
Outside Audit (Accounting, Metallurgy, etc.)	Allowance		$100,000
Travel	12 Trips @ $5,000/Trip		$60,000
Legal	Allowance		$150,000
Data Processing	Replace 5 Computers/Year		$7,500
Access Road Maintenance (Snow Removal)	Allowance		$150,000
Miscellaneous	Allowance		$100,000
TOTAL			$2,830,256
Distribution by Tonnage	Ağı Dağı	66.67%	$1,886,837
	Kirazlı	33.33%	$943,419
Kirazlı Annual Land Use Fees			$1,145,936
Ağı Dağı Annual Land Use Fees			$1,780,765
Total Ağı Dağı			$ 3,672,114
Total Kirazlı			$ 2,091,610
Total G&A Other Expenses			$ 2,830,256

21.3.3 Owner’s Staff

The mining costs include allowances for an Owner’s staff to oversee and provide engineering support for the mine contractor. The costs are tabulated in Table 21-16 for Kirazlı and Table 21-17 for Ağı Dağı.

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Table 21-16 Owner’s Staff Costs - Kirazlı

Kirazlı Owner’s Staff *	2013	2014	2015	2016	2017 +
Labor	709,461	709,461	709,461	709,461	709,461
Supplies, License, ect.	100,000	50,000	50,000	50,000	50,000
Consultants	250,000	150,000	100,000	100,000	100,000
Vehicle Maintenance	30,000	30,000	30,000	30,000	30,000
Total	1,089,461	939,461	889,461	889,461	889,461
* US$ Table 21-17 Owner’s Staff Costs - Ağı Dağı

Ağı Dağı Owner’s Staff *	2016	2017	2018	2019	2020 +
Labor	513,385	513,385	513,385	709,461	709,461
Supplies, License, ect.	50,000	50,000	50,000	50,000	50,000
Consultants	100,000	100,000	100,000	100,000	100,000
Vehicle Maintenance	30,000	30,000	30,000	30,000	30,000
Total	693,385	693,385	693,385	889,461	889,461

*	US$

21.4 Contract Mining

Contract mining operating cost has been estimated by Alamos based on an estimate of operating costs developed by IMC for an owner operated mining fleet. The mine operating cost estimate for contractor mining by Alamos is the IMC costs plus 7%. For the Combined Project, the average contract mining cost used is US$ 2.86 per tonne of all material moved and US$ 6.08 per tonne ore moved during operations.

A preliminary cost estimate analysis was completed by DAMA using Turkish Contractors for Contract Mining Services. It included a summary of responses from reputable contract mining organizations in the Turkish regions where Kirazlı and Ağı Dağı are located. The request for estimate for Kirazlı and Ağı Dağı included drill, blast, truck, haul, and equipment maintenance in accordance with the PFS mine plan quantities and schedule. Six Turkish contracting organizations known for this type of work responded to the preliminary request; the conclusion of this survey is the estimated operating cost for mining used in the PFS financial analysis is 15% higher than the contract mining estimates in Turkey. Based on this, it appears that the estimated operating cost for mining of ore and waste is well within reasonable margins of accuracy and conservatism based on current mine plan and Turkish contractor responses.

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22.	ECONOMIC ANALYSIS

The Economic Analysis and the results presented here represent forward-looking information that are subject to a number of known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially.

Forward-looking information impacting the Economic Analysis could include changes to metal prices and exchange rates, mine production plans, income taxes, royalties, projected recovery rates, uncertainties and risks regarding the estimated capital and operating costs and other risks.

22.1 Summary

Based on the estimated production parameters, capital and operating costs, KCA prepared a cash flow model to evaluate the economics of the Ağı Dağı Kirazlı Combined Project. The information that formed the basis for this evaluation was derived from work completed by KCA and other consultants working on the pre-feasibility study as described in earlier sections of this report.

The project economics have been evaluated using a discounted cash flow (DCF) method which measures the net present value (NPV) of future cash flow streams. The financial model was developed by KCA with input from DAMA, IMC and Alamos. The evaluation was based on the following main assumptions:

•	Construction starting at Kirazlı in the third quarter of 2013 with construction at Ağı Dağı starting in the first quarter of 2014

•	First gold pour at Kirazlı during the fourth quarter of 2014 and the first gold pour at Ağı Dağı during the fourth quarter of 2016

•	For the combined project, period of analysis of 15 years

•	Silver revenue included as a by-product credit

•	4% corporate tax rate (based on recent incentives by the Turkish Government)

•	Double declining balance depreciation method

•	Prior exploration and concession expenses as supplied by Alamos and depreciated using units of production

•	Costs expressed in first quarter 2012 US dollars

•	NPV analysis presented as of January 1, 2013

•	Royalty of 2% of net smelter return on gold and silver production from the Ağı Dağı and Deli Pits and a modified 2% state royalty

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Based on the cash flow model, the project economics can be summarized as shown in the following tables:

Table 22-1 Combined Project Cash Cost per Ounce of Gold

US$	Life-Of-Mine
Mining Cost	$ 393
Processing Cost	$ 182
General & Administrative	$ 42
Selling Costs and Silver Credits	$ (73)
Total Cash Operating Costs	$ 544
Royalties	$ 35
Total Cash Operating Costs with Royalties	$ 579

Table 22-2 Combined Project Capital Cost to Completion of Mining Activities

AREA	US$ x 1000
Process & Infrastructure	161,019
Indirects	16,525
E&C	20,933
Reservoir & Pipeline	32,400
Reforestation	7,925
Mining Equipment *Note 1	1,240
Pre-production Mining	114,639
Contingency	62,747
Future Capital	26,885
Reclamation	47,369
Salvage Value	(6,299)
TOTAL:	$ 492,382
Working Capital	$ 29,238

*	Note 1 – Owner support equipment and minor equipment not provided by contract miner

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Table 22-3 Combined Project Life-of-Project Summary

Average Gold Selling Price	$1,239
NPV - after tax @ 0% (US$ x 1,000)	$472,495
NPV - after tax @ 3% (US$ x 1,000)	$343,645
NPV - after tax @ 5% (US$ x 1,000)	$275,616
NPV - after tax @ 10% (US$ x 1,000)	$150,706
Internal Rate of Return (after tax and royalty)	22.3%

Production
Ore Production (1,000’s of tonnes)	94,738
Total Material Moved (1,000’s of tonnes)	221,772
Strip Ratio	1.34
Gold Production (1,000’s ounces)	1,497.1

Operating Costs per Tonne of Ore Treated
Mining Cost (excludes Pre-production Mining)	$ 6.21
Processing Cost	$ 2.87
General Administrative	$ 0.66
Selling Costs and Silver Credits	$ (1.15)
Total	$ 8.60

22.1.1 Methodology

The project economics were evaluated using the discounted cash flow method. This method requires the projection of annual cash inflows and outflows. The resulting net annual cash flows are discounted back to the project starting date. Considerations included in this analysis include:

•	The cash flow model was prepared by KCA with input from Alamos Gold on contract mining rates, taxes, royalties, metal sales charges and refinery payability, and concession/exploration costs.

•	Period of analysis is 15 years which includes approximately 1 years of pre-production investment, 10 calendar years of production and 4 years for closure and reclamation.

•	All cash flow amounts are in US dollars (US$). The model does not include any inflation. All costs are considered to be 1st quarter 2012 costs.

•	The Internal Rate of Return (IRR) is calculated as the discount rate that yields a zero Net Present Value (NPV).

•	NPV is calculated by discounting the annual cash flows back to 2013 at different discount rates. All annual cash flows are assumed to occur at the end of each respective year.

•	Working Capital was considered in the model.

•	100% equity financing was assumed.

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Value Added Tax (VAT) is excluded from the cash flow analysis. VAT is typically owed on purchases of goods and services during both construction and operation. However, the project is exempt from paying these taxes.

There is a mine ownership 2% net smelter return royalty on gold and silver production from the Ağı Dağı property. A 2% royalty to the Turkish government is included for all gold and silver production from Kirazlı and Ağı Dağı after allowing for ore haulage and processing cost deductions and the depreciation of the process equipment.

Turkish corporate income tax is levied at a rate of 20%, but can be reduced to 4% on eligible amounts as per the recent codification of Turkish law as reported by Alamos Gold. The company must apply for an Investment Incentive and Tax Deduction certificate in order to become eligible for this 4% rate.

The method of tax depreciating fixed assets used in this model is the double declining balance method. The asset was depreciated over its useful life of 10 years, as is allowed in Turkey. The basis for depreciation is total capital cost less initial fills and working capital. Exploration and concession costs were supplied by Alamos and were depleted based on the units of production method.

The cash flow analysis evaluates the project on a stand-alone basis as a Turkish project. Only Turkish tax liabilities are considered. No withholding taxes for payment of dividends for periodically transferring money out of Turkey are included. No costs are included for corporate office overheads.

22.1.2 Metal Prices

The metal prices used in this financial analysis are the Street Consensus Estimates of gold and silver forward pricing as published by Dundee Capital Markets. The average gold selling price is $1,239 per gold ounce. The metal prices are summarized in Table 22-4.

Table 22-4 Metal Prices

	2014	2015	2016	Long-Term
Gold	$ 1,600	$ 1,450	$ 1,325	$ 1,200
Silver	$ 32.00	$ 28.00	$ 25.00	$ 22.00

22.1.3 Metal Sales Charges

Transportation, security, insurance and refinery fee of $1.40 per gold ounce is included in the model. The refinery payability for gold used is 99.925%. Transportation, security, insurance and refinery fee of $1.20 per silver ounce is included in the model. The refinery payability for silver used is 98.0%.

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22.1.4 Salvage Value

At Kirazlı, the salvage value of the mechanical equipment, electrical and instrumentation used is 20%. The salvage value is taken after ceasing of gold production activities in four equal annual aliquots during reclamation and closure as some of the equipment will be required for these activities.

At Ağı Dağı, the salvage value of the mechanical equipment, electrical and instrumentation used is 10%. The salvage value is taken after ceasing of gold production activities in five equal annual aliquots during reclamation and closure as some of the equipment will be required for these activities.

22.1.5 Income Taxes

Turkish corporate income tax is levied at a rate of 4% for this study. According to Corporate Tax Law No. 5520, the effective corporate tax rate is 20%. Reduced corporate tax rates on earnings, up to a limit based upon capital investment in certain economic regions of Turkey, are available to companies that qualify under the tax incentive program. The company must apply for an Investment Incentive and Tax Deduction certificate in order to become eligible for this low rate. Increases in earnings above those presented in this study could result in a portion of those earnings being taxed at the higher rate.

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Based on an opinion issued by a large Turkish accounting advisory firm, the Project can be evaluated as a “Prioritized investment” which qualifies for the Investment Incentives as outlined above. These incentives are presented below:

Summary of Incentives

VAT exemption Customs duty exemption	✓ ✓
Investment contribution rate (%):
For investments out of OIZ	40
For investments in OIZ	50
SSP employer share:
For investments out of OIZ	7 years
For investments in OIZ	10 years
Land provision	✓
Interest support	✓
Income with tax exemption on employee remunerations	*
SSP employee share	*

Note OIZ: Organized Industrial Zone

You may see below the table presenting the corporate tax reduction rates for the fifth region where the contribution rate is 40% and the tax reduction rate is 80%.

Corporate tax reduction
	Regional incentives
Regions	Investment contribution rate (%)	Corporate tax reduction rate (%)
1	15	50
2	20	55
3	25	60
4	30	70
5	40	80
6	50	90

It is concluded that Alamos expects the projects to qualify for the following incentives based on successful application:

•	Reduce corporate tax rate to 4%

•	Exemption from customs duties

•	VAT exemptions

•	Support of employer share of social security exemptions

•	Support for interest payments

An additional 15% withholding tax may be applied to the dividends, profit and capital permanently transferred out of Turkey. The Financial Model does not consider this tax on dividends, profits and capital.

22.1.6 Cash Flow Schedule

Table 22-5 summarizes the pre and post-tax cash flow over the life of the Combined Project.

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Table 22-5 Combined Cash Flow Schedule

Year		2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Total
Mine Production
Kirazli Resources to Heap Leach Pad	tonnes		2,100	5,250	5,250	5,250	5,250	2,500									25,600
Gold	g/t		0.66	0.95	0.75	0.70	0.70	0.58									0.74
Silver	g/t		34.05	16.16	9.02	8.61	8.41	3.13									11.75
Waste	tonnes	6,512	9,959	12,134	6,139	5,929	4,622	1,585									46,880
Agi Dagi Resources to Heap Leach Pad	tonnes				5,250	10,500	10,500	10,500	10,500	10,500	10,328	1,060					69,138
Gold	g/t				0.48	0.59	0.47	0.46	0.42	0.70	0.61	1.64					0.55
Silver	g/t				2.80	1.09	1.74	1.56	2.46	5.49	5.77	22.71					3.30
Waste	tonnes		9,900	11,048	6,485	10,768	9,924	7,301	10,358	8,758	4,686	926					80,154
Total Mine Production	tonnes		2,100	5,250	10,500	15,750	15,750	13,000	10,500	10,500	10,328	1,060					94,738
Gold	g/t		0.66	0.95	0.61	0.63	0.54	0.49	0.42	0.70	0.61	1.64					0.61
Silver	g/t		34.05	16.16	5.91	3.60	3.96	1.86	2.46	5.49	5.77	22.71					5.58
Waste	tonnes	6,512	19,859	23,182	12,624	16,697	14,546	8,886	10,358	8,758	4,686	926					127,034

Total Metal Recovered (25% of gold production delayed until following year)
Kirazli
Gold	ounces		28,120	108,438	108,979	96,530	93,365	59,866									495,299
Silver	ounces		574,347	817,805	535,735	438,765	449,197	190,291									3,006,140
Agi Dagi																	0
Gold	ounces				50,240	140,046	137,062	128,200	118,156	177,445	172,261	78,431					1,001,839
Silver	ounces				95,102	94,144	135,612	132,579	190,948	443,717	511,965	292,643					1,896,711
																	0
Total Combined Gold Production	ounces		28,120	108,438	159,219	236,577	230,427	188,066	118,156	177,445	172,261	78,431					1,497,138
Total Combined Silver Production	ounces		574,347	817,805	630,836	532,909	584,808	322,870	190,948	443,717	511,965	292,643					4,902,850

Gold Recovery	%		63%	68%	77%	74%	84%	93%	83%	75%	85%	141%					81%
Silver Recovery	%		25%	30%	32%	29%	29%	41%	23%	24%	27%	38%					29%

Revenue
Gold Price			1,600.00	1,450.00	1,325.00	1,200.00	1,200.00	1,200.00	1,200.00	1,200.00	1,200.00	1,200.00					$1,239
Silver Price			32.00	28.00	25.00	22.00	22.00	22.00	22.00	22.00	22.00	22.00					$24.56
Kirazli Gold Revenue	$ × 1,000		44,992	157,236	144,397	115,836	112,038	71,840									$ 646,339
Agi Dagi Gold Revenue	$ × 1,000				66,567	168,056	164,474	153,840	141,787	212,934	206,713	94,117					$1,208,487

Total Revenue	$ × 1,000		44,992	157,236	210,965	283,892	276,512	225,679	141,787	212,934	206,713	94,117					$1,854,826

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Year		2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Total
Operating Costs
Kirazli Mining	$ × 1,000		36,383	55,462	31,180	28,663	26,121	16,826									$ 194,635
	$/ ore tonne		17.33	10.56	5.94	5.46	4.98	6.73									$ 7.60
	$/Au Oz		1,294	511	286	297	280	281									$ 392.96
Agi Dagi Mining	$ × 1,000				36,076	66,180	61,491	50,872	58,329	57,368	41,204	22,408					$ 393,927
	$/ ore tonne				6.87	6.30	5.86	4.84	5.56	5.46	3.99	21.14					$ 5.70
	$/Au Oz				718	473	449	397	494	323	239	286					$ 393.20
Kirazli Processing	$ x 1,000		7,988	20,141	21,427	21,795	21,978	10,728	-	-	-	-					$ 104,057
	$/ore tonne		3.80	3.84	4.08	4.15	4.19	4.29									$ 4.06
	$/Au Oz		284	186	197	226	235	179									$ 210.09
Agi Dagi Processing	$ x 1,000				12,312	23,521	24,256	24,623	26,415	27,150	26,705	3,038					$ 168,019
	$/ ore tonne				2.35	2.24	2.31	2.35	2.52	2.59	2.59	2.87					$ 2.43
	$/Au Oz				245	168	177	192	224	153	155	39					$ 167.71
Kirazli G&A	$ x 1,000		1,421	3,552	3,552	3,552	3,552	2,380									$ 18,010
	$/ ore tonne		0.68	0.68	0.68	0.68	0.68	0.95									$ 0.70
	$/Au Oz		50.53	32.76	32.60	36.80	38.05	39.75									$ 36.36
Agi Dagi G&A	$ x 1,000				3,308	6,616	6,616	6,616	6,616	6,616	6,616	1,654					$ 44,661
	$/ ore tonne				0.63	0.63	0.63	0.63	0.63	0.63	0.64	1.56					$ 0.65
	$/Au Oz				65.85	47.24	48.27	51.61	56.00	37.29	38.41	21.09					$ 44.58
Kirazli Sales Cost	$ x 1,000		1,130	1,709	1,172	942	951	450									$ 6,353
	$/ ore tonne		0.54	0.33	0.22	0.18	0.18	0.18									$ 0.25
	$/Au Oz		40.18	15.76	10.75	9.75	10.19	7.51									$ 12.83
Agi Dagi Sales Cost	$ x 1,000				281.93	476.50	537.64	512.29	584.91	1135.82	1235.82	660.33					$ 5,425
	$/ ore tonne				0.05	0.05	0.05	0.05	0.06	0.11	0.12	0.62					$ 0.08
	$/Au Oz				5.61	3.40	3.92	4.00	4.95	6.40	7.17	8.42					$ 5.42
Kirazli Silver Credit	$ x 1,000		(18,379)	(22,899)	(13,393)	(9,653)	(9,882)	(4,186)									$ (78,393)
	$/ ore tonne		(8.75)	(4.36)	(2.55)	(1.84)	(1.88)	(1.67)									$ (3.06)
	$/Au Oz		(653.59)	(211.17)	(122.90)	(100.00)	(105.85)	(69.93)									$ (158.27)
Agi Dagi Silver Credit	$ x 1,000				(2,378)	(2,071)	(2,983)	(2,917)	(4,201)	(9,762)	(11,263)	(6,438)					$ (42,013)
	$/ ore tonne				(0.45)	(0.20)	(0.28)	(0.28)	(0.40)	(0.93)	(1.09)	(6.07)					$ (0.61)
	$/Au Oz				(47.32)	(14.79)	(21.77)	(22.75)	(35.55)	(55.01)	(65.38)	(82.09)					$ (41.94)
Kirazli Total Operating Cost	$ x 1,000		28,542	57,966	43,937	45,298	42,721	26,198									$ 244,662
	$/ ore tonne		13.59	11.04	8.37	8.63	8.14	10.48									$ 9.56
	$/Au Oz		1,015.00	534.55	403.17	469.26	457.57	437.61									$ 493.97
Agi Dagi Total Operating Cost	$ x 1,000				49,600	94,722	89,917	79,707	87,745	82,508	64,498	21,322					$ 570,019
	$/ ore tonne				9.45	9.02	8.56	7.59	8.36	7.86	6.24	20.12					$ 8.24
	$/Au Oz				0.99	0.68	0.66	0.62	0.74	0.46	0.37	0.27					$ 568.97
Total Combined Operating Cost	$ x 1,000		28,542	57,966	93,537	140,020	132,638	105,905	87,745	82,508	64,498	21,322					$ 814,681
	$/ ore tonne		13.59	11.04	8.91	8.89	8.42	8.15	8.36	7.86	6.24	20.12					$ 8.60
	$/Au Oz		1,015.00	534.55	587.48	591.86	575.62	563.13	742.62	464.98	374.42	271.86					$ 544.16

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Year		2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	Total
Capital Costs																	-
Kirazli	US$ 1,000’s	53,379	104,951	597	4,001	4,222	(5,214)	(6,116)	2,485	2,485	2,485	2,485	-	-	-		$ 165,759
Initial Capital Plant & Infrastructure	US$ 1,000’s	18,928	44,165	597	4,001	4,222	902	-	-	-	-	-	-	-	-	-	$ 72,815
Pre-production Mining	US$ 1,000’s	11,967	11,967	-	-	-	-	-	-	-	-	-	-	-	-	-	$ 23,934
Indirects	US$ 1,000’s	2,023	4,720	-	-	-	-	-	-	-	-	-	-	-	-	-	$ 6,742
EPCC, 13%	US$ 1,000’s	2,461	5,741	-	-	-	-	-	-	-	-	-	-	-	-	-	$ 8,202
Contingency	US$ 1,000’s	7,076	13,381	-	-	-	-	-	-	-	-	-	-	-	-	-	$ 20,456
Working Capital	US$ 1,000’s	-	12,232	-	-	-	(6,116)	(6,116)	-	-	-	-	-	-	-	-	$ -
Owner’s Costs	US$ 1,000’s	900	2,720	-	-	-	-	-	-	-	-	-	-	-	-	-	$ 3,620
Reservoir & Pipe Line	US$ 1,000’s	8,874	8,874	-	-	-	-	-	-	-	-	-	-	-	-	-	$ 17,748
Reforestation/Land Use Fees	US$ 1,000’s	1,151	1,151	-	-	-	-	-	-	-	-	-	-	-	-	-	$ 2,301
Reclamation	US$ 1,000’s	-	-	-	-	-	-	-	3,200	3,200	3,200	3,200	-	-	-	-	$ 12,800
Salvage Value	US$ 1,000’s	-	-	-	-	-	-	-	(715)	(715)	(715)	(715)	-	-	-	-	$ (2,860)
Agi Dagi	$ x 1,000	10,401	68,202	96,277	120,457	4,499	4,244	3,150	2,429	(3,240)	(5,669)	968	6,226	6,226	6,226	6,226	$ 326,623
Initial Capital Plant & Infrastructure	US$ 1,000’s	-	9,793	19,585	68,548	4,499	4,244	3,150	2,429	2,429	-	410	-	-	-	-	$ 115,089
Pre-production Mining	US$ 1,000’s	-	37,769	52,936	-	-	-	-	-	-	-	-	-	-	-	-	$ 90,705
Indirects	US$ 1,000’s	-	-	2,935	6,848	-	-	-	-	-	-	-	-	-	-	-	$ 9,782
EPCC, 13%	US$ 1,000’s	1,000	1,273	2,546	7,911	-	-	-	-	-	-	-	-	-	-	-	$ 12,730
Contingency	US$ 1,000’s	200	9,767	15,600	16,723	-	-	-	-	-	-	-	-	-	-	-	$ 42,291
Working Capital	US$ 1,000’s	-	-	-	17,006	-	-	-	-	(5,669)	(5,669)	(5,669)	-	-	-	-	$ 0
Owner’s Costs	US$ 1,000’s	-	400	800	3,420	-	-	-	-	-	-	-	-	-	-	-	$ 4,620
Reservoir & Pipe Line	US$ 1,000’s	7,326	7,326	-	-	-	-	-	-	-	-	-	-	-	-	-	$ 14,652
Reforestation/Land Use Fees	US$ 1,000’s	1,875	1,875	1,875	-	-	-	-	-	-	-	-	-	-	-	-	$ 5,624
Reclamation	US$ 1,000’s	-	-	-	-	-	-	-	-	-	-	6,914	6,914	6,914	6,914	6,914	$ 34,569
Salvage Value	US$ 1,000’s	-	-	-	-	-	-	-	-	-	-	(688)	(688)	(688)	(688)	(688)	$ (3,439)
Total Combined Capital Costs	$ x 1,000	63,779	173,153	96,874	124,458	8,721	(969)	(2,966)	4,914	(755)	(3,184)	3,453	6,226	6,226	6,226	6,226	$ 492,382

Royalties	$ x 1,000	-	944	2,742	4,520	7,364	7,268	6,295	4,731	7,773	7,662	3,683	-	-	-	-	$ 52,980
Agi Dagi Private		-	-	-	1,373	3,393	3,338	3,125	2,908	4,431	4,335	1,998	-	-	-	-	$ 24,901
Combined State Royalty	$ x 1,000	-	944	2,742	3,147	3,971	3,929	3,170	1,823	3,342	3,327	1,685	-	-	-	-	$ 28,079

Combined Pre-Income Tax Cash Flow		(63,779)	(157,646)	(346)	(11,551)	127,786	137,576	116,446	44,398	123,407	137,737	65,659	(6,226)	(6,226)	(6,226)	(6,226)	$ 494,783
Combined Income Tax		-	133	2,687	2,129	2,663	3,104	2,611	281	3,313	3,955	1,411					$ 22,287
Combined Post-Tax Cash Flow		(63,779)	(157,779)	(3,033)	(13,680)	125,123	134,472	113,835	44,116	120,094	133,782	64,248	(6,226)	(6,226)	(6,226)	(6,226)	$ 472,495
Combined Cumulative Post-Tax Cash Flow		(63,779)	(221,559)	(224,592)	(238,271)	(113,148)	21,324	135,159	179,275	299,370	433,151	497,400	491,173	484,947	478,721	472,495

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The pre-tax and post IRR and NPV’s at a discount rate of 0%, 3%, 5% and 10% for the Combined Project are summarized in Table 22-6.

Table 22-6 Combined Project Pre and Post Tax NPV and IRR

	Post-Tax	Pre-Tax
Internal Rate of Return (Combined)	22.3%	23.2%
Net Present Value (US$ × 1,000)
Discount Rate = 0%	$472,495	$ 494,783
Discount Rate = 3%	$343,645	$ 361,864
Discount Rate = 5%	$275,616	$ 291,647
Discount Rate = 10%	$150,706	$ 162,590

22.1.7 Sensitivity Analysis

The after-tax financial sensitivity of the Combined Project to changes in various parameters was investigated. The parameters investigated included:

•	Revenue (% gold recovered: base 81%, range: 65%-97% and/or gold sales price: base $1,239/oz range: $991/oz to $1,487/oz)

•	Capital cost (base $492.4 million, range: $385.9 million to $590.9 million)

•	Operating costs including mining (base $8.60/ore tonne, range: $6.88/ore tonne to $10.32/ore tonne)

Figures 22-1 and 22-2 were prepared to illustrate the relative strength of the project. The after-tax base case sensitivity analyses have been completed analyzing the effect on project economic indicators by variations in revenue generated by the project as a result of the variance of the above parameters. Each parameter was varied by plus/minus 20%. The NPV at a 5% discount rate is most sensitive to overall gold revenue followed by operating costs and capital costs. The Internal Rate of Return (IRR) is also most sensitive to gold revenue, followed by capital costs and operating costs.

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Figure 22-1 Sensitivity Analysis Post Tax NPV to Variable Operating Cost, Capital Cost and Gold Revenue

Figure 22-2 Sensitivity Analysis Post Tax IRR to Variable Operating Cost, Capital Cost and Gold Revenue

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Alamos performed an after-tax NPV analysis using spot gold and silver prices as of 27 June 2012 ($1,575/oz gold and $27/oz silver). The analysis yielded an after-tax IRR of 36.5% and several after-tax NPVs were calculated at various discount rates, which are presented in Table 22-7.

Table 22-7 After-tax NPV (millions) at Spot Gold and Silver Prices 27 June 2012

($1,575/oz Gold and $27/oz Silver)

Discount Rate (%)	Ağı Dağı	Kirazlı	Combined
0%	608.6	330.4	939.0
3%	446.4	274.3	720.7
5%	362.2	242.4	604.6
10%	210.8	177.7	388.5

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23.	ADJACENT PROPERTIES

The Kirazli and Ağı Dağı Project have no adjacent similar properties.

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24.	OTHER RELEVANT DATA AND INFORMATION

24.1 Seismicity and Faulting Hazards

The eastern Mediterranean region has a history of earthquakes, with written records of earthquake occurrence and damage spanning a period of more than 2,000 years. Seismicity and faulting hazards of northwest Turkey have been extensively studied. Northwest Turkey is located within a complex zone of active deformation associated with the ongoing interaction of the major tectonic plates that comprise the Earth’s lithosphere in the eastern Mediterranean. Relative motions of the Eurasian, African and Arabian plates, and several regional microplates have resulted in the development of geologic structures such as faults, folds and other structures whose growth has caused the development of the numerous mountain ranges and basins of the region. Because of the significant earthquake potential of the region, Golder conducted site-specific fault hazard and seismic (earthquake) hazard investigations for both the Ağı Dağı and Kirazlı projects.

The fault investigations concluded that the three closest seismogenic sources to the Ağı Dağı and Kirazlı projects are the:

•	the Çan-Biga fault zone (CBFZ)

•	the Yenice-Gönan fault (YGF)

•	the Evciler fault (EF)

Golder completed both site-specific deterministic seismic hazard analyses (DSHA) and probabilistic seismic hazard analyses (PSHA) using the findings of the faulting study. The site-specific DSHA was used to develop the peak horizontal ground accelerations (PGA) and response spectra (i.e., the peak accelerations at various frequencies) resulting from the maximum credible earthquake (MCE). The MCE is the largest earthquake possible along a recognized fault or within a geographically-defined tectonic province. Deterministic seismic hazard analyses do not estimate the return period or probability of the specified earthquake ground motions; therefore, a PSHA was performed to develop estimates of peak horizontal ground accelerations (PGA) and response spectra for earthquakes with return periods ranging from 100 to 5,000 years.

The results of the deterministic seismic hazard analysis indicates that the PGA values at the Ağı Dağı site are produced by a moment magnitude (M) 7.1 earthquake on the Yenice-Gonen fault located approximately 13 km from the Ağı Dağı site. This MCE will produce a median (50th-percentile) PGA equal to 0.24 g. The PGA one standard deviation from the mean (84th-percentile) for this MCE is 0.41 g.

The results of the deterministic seismic hazard analysis indicates that the PGA values at the Kirazlı site are produced by a moment magnitude (M) 6.9 earthquake on the Çan-Biga fault zone. This MCE will produce a median (50th-percentile) PGA equal to 0.16 g. The PGA one standard deviation from the mean (84th-percentile) for this MCE is 0.27 g.

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The results of the site-specific probabilistic seismic hazard analysis are provided in Tables 24-1 and 24-2.

Table 24-1 Probabilistic Seismic Hazard Analysis – Agı Dagı PGA and Selected Spectral Accelerations

(IBC 2009/ASCE 2005 Site Class B soil condition)

	Mean Horizontal Peak	Spectral Accelerations
Return Period	Ground Acceleration
(years)	(PGA) (g)	0.2 second (g)	1.0 second (g)
100	0.15	0.38	0.12
475	0.28	0.71	0.23
975	0.36	0.91	0.31
2,475	0.46	1.19 (Ss)	0.42 (S1)

Table 24-2 Probabilistic Seismic Hazard Analysis – Kirazlı PGA and Selected Spectral Accelerations

(IBC 2009/ASCE 2005 Site Class B soil condition)

	Mean Horizontal Peak	Spectral Accelerations
Return Period	Ground Acceleration
(years)	(PGA) (g)	0.2 second (g)	1.0 second (g)
100	0.11	0.29	0.11
475	0.18	0.47	0.20
975	0.22	0.57	0.25
2,475	0.28	0.73 (Ss)	0.32 (S1)

Comparison of PGA values developed by the two seismic hazard analysis methods indicates that:

•	The return period for the 50th-percentile (median) DSHA PGA is about 250 years

•	The return period for the 84th-percentile DSHA PGA is 2,000 to 2,500 years

These data suggest that the stability analysis and design of HLFs and WRDs with the median PGA values would be appropriate if ground motions with a 475-year return period are considered as suitable for seismic stability analysis. These median values have relatively short return periods, so in keeping with generally accepted engineering practice, the 475-year return period PGA values were used by Golder as appropriate for seismic stability analysis for the HLFs and WRDs at the Ağı Dağı and Kirazlı sites.

There are delineated earthquake zones in Turkey prepared for building codes, with each zone (ranging from 1st degree [most stringent] to 5th degree [least stringent]). The Ağı Dağı and Kirazlı sites, as well as much of the Biga Peninsula, are in a 1st degree Earthquake Zone with potential peak ground accelerations greater than 0.40 g.

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In order to meet the requirements of the site-specific hazard assessment, as well as confirm stability under more stringent building code criteria, Golder designed the HLFs and WRDs to have acceptable stability under the following two seismic loading conditions:

Seismic Loading 1

Agı Dagı – PGA of 0.28 g based on the results of the Golder PSHA for an earthquake return period of 475 years. This was selected as the primary seismic design criterion for evaluating the post-closure condition of the NHLF and exceeds the deterministically-evaluated maximum credible earthquake (MCE) PGA values of 0.24 g.

Kirazlı - PGA of 0.18 g based on the results of the Golder PSHA for an earthquake return period of 475 years. This was selected as the primary seismic design criteria for evaluating the post-closure condition of the waste rock and heap leach facilities at the Kirazlı site and exceeds the deterministically-evaluated maximum credible earthquake (MCE) PGA values of 0.16 g.

Seismic Loading 2 – Peak ground acceleration of 0.40 g based on the Turkish Seismic Zone Mapping (Ozmen et al. 1997) for a 1st Degree Earthquake Zone. This PGA value is approximately 40% higher than that predicted by the PHSA for Agı Dagı and approximately 150% higher than the PGA predicted by the PHSA for Kirazlı. This PGA corresponds to a return period of about 1,200 to 1,300 years for the Agı Dagı site, and between about 5,000 to 10,000 years for the Kirazlı site. This PGA value of 0.4 g was considered to evaluate stability of the facilities under severe seismic loading far greater than the design values.

The seismic criteria for pit slopes during operation are different than those for buildings and other civil facilities and large mining fills. The proposed pit sites will be in operation for no more than 20 years, which includes 8 to 10 years mining and 3 to 5 years backfilling. Accordingly, CNI used the 100-year return period PGA values as minimum design criteria for pit slope stability. When the pit slope study was started, the estimated Peak Ground Acceleration (PGA) for the 1 in 100 year event was 0.23 g. However, after the slope analyses were completed, Golder updated their seismic report based on field evaluation of regional faults and the 1 in 100 year event PGA is 0.16 g for Ağı Dağı and 0.12 g for Kirazlı. During the final engineering, the pit slopes will be reevaluated based on the updated seismic report.

When considering earthquake loading on structures, the 84th-percentile PGA values have a return period similar to that used as the maximum considered earthquake in ASCE (2005) (2,475-year return period). The maximum considered earthquake ground motions are those where engineered buildings and industrial structures are expected to be damaged but not to collapse. The 84th-percentile PGA values can, therefore, be considered for the analysis and design of mission-critical structures in subsequent stages of infrastructure design.

When assessing stability of slopes during earthquake loading, it is recognized that the PGA acts for a small period of time and it does not act simultaneously over the entire slope mass. Therefore, the average acceleration (or seismic coefficient) that should be used for slope stability analysis of earth slopes is a fraction of the PGA. Following accepted engineering practice, 50 percent of the PGA was used as the horizontal seismic coefficient in seismic stability analyses of the pits, HLFs and WRFs.

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25.	INTERPRETATION AND CONCLUSIONS

The Kirazlı and Ağı Dağı Project as presented in this NI 43-101 dated 31 July 2012 demonstrates technical and financial viability based on evaluations, studies, and analyses, referred to in this document. The capital expenditures required for the Combined Project are $492 million including reclamation and salvage value. The operating cost for the combined project is US$ 8.60 per ore tonne. The costs are in first quarter 2012 US dollars. The Combined Project produces 1.5 million ounces of gold at pre-tax cash operating cost of US$ 544 per gold ounce, excluding royalties. Production rates will be 15,000 ore tpd at Kirazlı and 30,000 ore tpd at Ağı Dağı. The Project has an after tax NPV @0% of US$ 472.5 million. The Internal Rate of Return after tax is 22.3%

Other primary conclusions and interpretation of the NI 43-101 are:

•	The Mineral Resource has been was performed by Mr. Marc Jutras, director of mineral resources with Alamos Gold Inc. Mr. Jutras is a qualified person as defined under National Instrument 43-101.

•	The Resources within the Mine Plan and Mine Plans were developed by Mr. Herb Welhener, of IMC. Mr. Welhener is a qualified person as defined under National instrument 43-101.

•	Prior to start up of operations, additional detailed engineering is required.

•	A strategic plan is in place to extend the concession licenses that are due to expire at the Ağı Dağı Project in November of 2012.

•	No allowance is included for inflation or escalation or other changes as a result of changing economic conditions in Turkey.

•	The Project has opportunities to extend mine life and improve costs.

•	The Project risks include permitting delays and water availability for construction start up.

The Kirazlı and Agi Dagi Combined project is relatively robust. The project is more sensitive to gold prices/gold recovery variations than to changes in capital and operating costs.

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26.	RECOMMENDATIONS

26.1 Introduction/Summary

Table 26-1 provides a summary of the recommendations by action, item reference, topic, estimated cost and comments.

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Table 26-1 Ağı Dağı Kirazlı Combined Project Recommendations

Section	Topic	Recommendations	Cost Estimate	Comments
1. Proceed with FEED Engineering (20% to 25% Design) and complete the following work scope			- Labor= US$3,000,000 to US$3,750,000 - OPE= US$300,000 to $400,000 - Total Estimated Cost= US $3,300,000 to $4,150,000	- 4 to 5 month effort - Total 120 Man-months @ US$25,000 / Man-Month - OPE 10% of Labor - Included in Current EPCC cost estimate
Item 1	Risks

-    Thorough and critical review of the EIA; initiate early engineering and procurement prior to permit approval to ensure schedule work-around in the event of delay

-    Expedite design, permitting, and construction of the reservoir; well development for construction water temporary supply

-    Communicate project safety and highest level of industry environmental stewardship; proactive to brief the community and its leaders on a regular basis; monthly newsletters; quarterly public meetings; advisory council to assure that any concerns are addressed

-    Form advisory team with international experience

Included above (FEED)
Item 1	Opportunities

-    During FEED design, primary crusher near each pit and conveyance to secondary crusher will be evaluated

-    During FEED design, the increased HLF stacking height will be evaluated (permeability, stability, leaching area, etc.)

			Included above (FEED)	- Ability to Stack to 100M may add 20 million tonne capacity to HLF

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Section	Topic	Recommendations	Cost Estimate	Comments
Item 1	Execution Plan

-    Continue with all studies, field investigations and testing required for final design without interruption, using Turkish resources as much as possible

-    Start long lead procurement as early as is possible

-    Logistics study and modular construction and Local Turkish Pre-assembly Siting

			Included above (FEED)	- Allows quick schedule delivery
Item 16	Mining	- Free Digging without drill and blast; During FEED design excavation without blasting will be evaluated - Perform additional geotechnical investigations - Complete design to 20% level	Included above (FEED)	- Could impact NPV with an additional $50 Million increase to the better
Item 16	Pit Slopes

-    Additional geotechnical investigations required to refine material classification and properties

-    Pit slopes need to be re-analyzed based on updated seismic hazard study; angles likely to increase 1 to 3 degrees (steeper)

-    Develop plan to monitor pit slope performance and water table during operation

Included above (FEED)
Item 17	Recovery Methods

-    Evaluate cyanide Solid-Liquid Systems to reduce hazardous waste

-    Evaluate separate primary crushers at Baba and Deli and conveyors to the secondary crusher

-    Evaluate the use of an intermediate pond for low grade PLS

-    Train personnel at Mulatos Mine

-    Perform additional geotechnical investigations

-    Complete design to 25% level

Included above (FEED)
Item 18	Springs	Springs being replaced should be evaluated as water sources for mine use. Could allow reducing size of reservoir	Included above (FEED)

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Section	Topic	Recommendations	Cost Estimate	Comments
Item 18	Conventional Wells	Complete evaluation of conventional wells for: (1) construction water supply prior to reservoir being available and (2) continued use during operation to supplement reservoir	Included above (FEED)
Item 18	Geothermal Well	Pursue approval of temporary water supply from geothermal well during construction	Included above (FEED)
Item 18	Environmental

-    Perform additional geochemical testing program to refine PAG material classification criteria

-    Re-evaluate pit water quality based on materials exposed on pit walls

-    Complete evaluation of collection of surface water

-    Evaluate storage of pit water

Included above (FEED)
Item 21	Budgetary

-    Work should be conducted in the next phase of engineering to evaluate these opportunities, which include the following:

—    Increasing pit slope angles with additional geotechnical evaluations

—    Constructing a waste rock facility close to the Baba pit

—    Locating separate primary crushers closer to the Baba and Deli pits to reduce truck haul distances

—    Optimize the Start up of Ağı Dağı

Included above (FEED)

2. Proceed with additional Exploration and Mineral Data Confirmation, Explore adjacent Property Licenses			- Labor= US$2,000,000 - OPE @20%= US$ 400,000 - Total Estimated Cost= US $2,400,000	- 1 year effort - Total 100 Man-months @ US$ 20,000 / Man-Month - OPE 20% of Labor - Included in Current Exploration Budgeting

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Section	Topic	Recommendations	Cost Estimate	Comments
Item 4	Land Ownership	- Acquisition of private lands should be pursued	Included above (Exploration)
Item 14	Mineral Resource	- Continue and expand drilling to convert inferred resource to minable resource (5.6 Mt at Kirazlı and 20.9 Mt at Ağı Dağı)	Included above (Exploration)	- Could increase NPV by US$ 60Million
Item 15	Mineral Reserves	- Resource Model has inferred material that is expected to be converted to measured and indicated	Included above (Exploration)
Item 15	Mineral Reserves	- Increased Resource and minable Reserve from Camyurt Pit	Included above (Exploration)	- Potential adds as much as 600,000 additional Au Oz. to the property resource

3. Proceed with additional gathering of Environmental Data			- Labor= US$400,000 - OPE @20%= US$ 80,000 - Total Estimated Cost= US $480,000	- 4 month effort - Total 20 Man-months @ US$ 20,000 / Man-Month - OPE 20% of Labor - Included in Current Permitting Support Budgeting
Item 20	Environmental	- Continue environmental data gathering - Expand geochemical database to refine PAG material criteria and field identification of PAG materials - WRDs designed encapsulating PAG materials to avoid contact with runoff and infiltration - During next project phase, complete estimates of contact water quantity and quality - Additional field investigations and studies to determine the distribution of new species	Included above (Environmental Support)	-
Item 20	Meteorological Data	- Continue gathering meteorological data at each project site	Included above (Environmental Support)	-

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Section	Topic	Recommendations	Cost Estimate	Comments

4. Proceed with additional Community Awareness and Positive Public Relations			- Labor= US$1,000,000 - OPE @20%= US$200,000 - Total Estimated Cost= US $1,200,000	- 15 month effort - Total 60 Man-months @ US$17,000 / Man-Month - OPE 20% of Labor - Included in current permitting support budgeting and will be budgeted for 2013
Item 20	Community Relations	- Manage project for schedule delivery and integrate community in the incentives for reservoir timely availability	Included above (Community Relations Support)	-
Item 20	Community Relations	- Continue stakeholder involvement - Establish training program to increase local employment/hires	Included above (Community Relations Support)	-

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27.	REFERENCES

Acinan, Sezen. 2008. Determination of Runoff Coefficient of Basins by using Geographic Information Systems. M.Sc. Thesis, Department of Geodetic and Geographic Information Technologies, Middle East Technical University, 106p

Alamos Gold. 2012a. Kirazlı Design Criteria for the Preliminary Feasibility Study (PFS). May 31, 2012.

Alamos Gold. 2012b. Ağı Dağı Design Criteria for the Preliminary Feasibility Study (PFS). May 30, 2012.

Alamos Gold. 2012c. Pre-Feasibility Study for the Ağı Dağı and Kirazlı Project. June 30, 2012.

Alamos Gold. Income Tax Rate Estimate and Incentives, Alamos Gold Inc_Letter_18072002” Dated 26 June 2012.

Alamos Gold. Concession Investments Dogu Biga Madencilik San. Tic. A.S. Summary Balance Sheet (In TL), 01.01.2012 – 31.03.2012” and “Kuzey Biga Madencilik San. Tic. A. S. Summary Balance Sheet (In TL) 01.01.2012 – 31.03.2012

Baba, A and Gunduz, O. 2010. Effects of Alteration Zones on Water Quality: A Case Study from Biga Peninsula, Turkey. Archives of Environmental Contaminants and Toxicology. Volume 58, Number 3 (2010), pp499-513.

Call & Nicholas, Inc., “Pre-feasibility Slope Angles and Fragmentation Distributions for the Baba, Deli and Kirazlı Pits” Dated July 2012

Call, et al. “Slope Stability in Surface Mining,” 2000. Managing and Analyzing Overall Pit Slopes. Society for Mining, Metallurgy, and Exploration, Inc., 39-47.

DAMA. Letter to Alamos Gold concerning independent review of contract mining costs in Turkey as they relate to contract mining for Kirazlı and Ağı Dağı Mines Dated 31 July 2012;

DAMA. “Contract Mining Cost Study Kuzey Biga, Kirazlı & Ağı Baba” with Attachments Annex_1 and Annex_2; August 2012

Diersch, H.G. 2011. FEFLOW v. 6 Finite Element Subsurface Flow and Transport Simulation System. DHI-WASY Institute for Water Resources Planning and System Research Ltd., Berlin, Germany.

Golder Associates (Golder). 2010a. Spring and Seep Survey (Kirazlı and Ağı Dağı Mine Developments) August 25, 2010

Golder Associates (Golder). 2010b. Geological Report on the Kirazlı Prospect, Çanakkale. Rojay, B and Süzen, M.L.

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Golder Associates (Golder). 2012. 2011 Climate baseline Update for Kirazlı and Ağı Dağı Mine Developments, Alamos Gold, Turkey. TM 0527 04 2012 (Rev2).

Golder (Golder Associates Ltd.), 2011. Social Survey Report for Ağı Dağı and Kirazlı EIA Projects. Prepared for Alamos Gold Inc., Golder Project Number 8513150174, February.

Golder Associates (Golder) 2011b. Technical Memorandum on KWS-1, July 23, 2011.

Golder Associates (Golder). 2012a. Water Management Ağı Dağı Heap Leach Facility. Technical Memorandum. May 31, 2012.

Golder Associates (Golder). 2012b. Water Management Kirazlı Heap Leach Facility. Technical Memorandum. May 31, 2012.

Golder Associates (Golder) 2012c. Geochemical Characterization Program and Water Quality Predictions: Ağı Dağı – Draft Report. June 1, 2012.

Golder Associates (Golder) 2012d. Geochemical Characterization Program and Water Quality Predictions: Kirazlı – Draft Report. June 1, 2012.

Golder Associates (Golder) 2012. Hydrogeological Model of the Ağı Dağı Gold Mine project, 2012.

Golder Associates (Golder). Fault Evaluation, Technical Memorandum, Results of an Initial Geomorphic and Geologic Evaluation of Potential Quaternary Faulting in the Vicinity of Alamos Gold Project, Turkey

Golder Associates (Golder). Seismic Hazard, Seismic Hazard Analysis, Ağı Dağı and Kirazlı Prospect Sites Biga Peninsula Turkey, May 2012.

Golder Associates (Golder) Golder 2012f. Heap Leach Facility Construction Water Management Ağı Dağı and Kirazlı Heap Leach Facilities.

Golder Associates (Golder). Surface and Storm Water Hydrology, Prefeasibility Cost Estimate for Water Management Infrastructure: Agi Dagi and Kirazli Gold Projects, Turkey” Dated May 25, 2012.

Hidrokon. Water Reservoir Design and Costs, Kuzey Biga Mining Operations Reservoir Water Supply.

Horner, D.R., 1951. Pressure Build-Up in Wells. Proc. Third World Petroleum Congress, The Hague, Section II, pp. 503 - 523

Kappes, Cassiday & Associates (KCA). 2012a. Ağı Dağı/Kirazlı Water Balance Diagrams, Technical Memorandum KCA Ağı Dağı Water Balance Draft Rev D May 10, 2012. Update May 21, 2012.

Kappes, Cassiday & Associates (KCA). 2012b. Ağı Dağı Water Balance NHLF Rev C.xls. Excel spreadsheet provided May 21, 2012.

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Kirazlı and Ağı Dağı Gold Project	NI 43-101

Kappes, Cassiday & Associates (KCA). 2012c. Kirazlı Water Balance Rev O.xls. Excel spreadsheet provided May 21, 2012.

Read, John and Stacey, Peter, Guidelines for Open Pit Slope Design, Australia: CSIRO Publishing, 2009.

Ryan, T.M. and Pryor, P.R. “Slope Stability in Surface Mining”, 2000. Designing Catch Benches and Interramp Slopes. Society for Mining, Metallurgy, and Exploration, Inc., 27-38

SRK (SRK Danismanlik ve Muhendislik A.S.), 2008a. Environmental Baseline Studies Ağı Dağı Prospect. Prepared for Teck Cominco Arama ve Madencilik San. Tic. A.S., SRK Project Number 160101, January.

SRK (SRK Danismanlik ve Muhendislik A.S.), 2008b. Environmental Baseline Studies Kirazlı Prospect. Prepared for Teck Cominco Arama ve Madencilik San. Tic. A.S., SRK Project Number 160102, January.

SRK (SRK Danismanlik ve Muhendislik A.S.), 2009a. Environmental Baseline Studies Ağı Dağı Prospect. Prepared for Kuzey Truva Madencilik San. Tic. A.S., SRK Project Number 242001, May.

SRK (SRK Danismanlik ve Muhendislik A.S.), 2009b. Environmental Baseline Studies Kirazlı Prospect. Prepared for Dogu Truva Madencilik San. Tic. A.S., SRK Project Number 242002, May.

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